

CYMER®

Advancing Technology

2008 Annual Report

To Our Shareholders,

Significant Advancement in DUV and EUV Light Source Leadership

2008 was a pivotal year for Cymer—a year that we are proud of. Even as the unprecedented economic slowdown continued to unfold, we made significant progress advancing our global light source leadership position.

In partnership with scanner manufacturers and chipmakers, the talented team at Cymer further strengthened our market position on multiple fronts. We believe the XLR was established as the semiconductor industry's advanced immersion light source of choice. Cymer achieved breakthrough energy and duration milestones in EUV. Chipmaker customers increased throughput and lowered cost of operations with our Installed Base Products led by OnPulse.

XLR: A Superior Light Source

The XL series of products have quickly become the industry standard for advanced immersion and dry applications. The XLR 500i has been selected by leading chipmakers in all three sectors for applications at 45 nm and beyond. The XLR 600i, our second-generation XLR series product and the industry's first 90 watt light source to support double patterning at 32 nm and beyond, began shipping in the second half of 2008. In September, we introduced the XLR 500d, an ArF light source for 32 nm dry lithography. In February 2009, we announced the newest addition to our XLR products—the XLR 600ix—a 90 watt capable light source that can operate at any output power from 60 watts to 90 watts selected by the scanner or tool operator. The differentiated performance of the XLR coupled with our global field service and remote tool monitoring capability has contributed to a strong rate of customer adoption.

EUV: Commercializing the Next Generation of Light Source Technology

Scalable light source, wavelength and power are necessary for the future of semiconductor manufacturing. Cymer's laser produced plasma EUV source development and innovation places us in a strong competitive position. During 2008 we made significant progress, achieving new energy and duration milestones. We produced one mega-joule of EUV energy over 24 hours, while keeping the reflective collector clean of debris—a critical step toward delivering a commercial product. As part of our multi-year multi-unit agreement with ASML, Cymer plans to ship the world's first production-ready EUV sources during 2009.

Installed Base Products: Supporting Customer Needs

Our Installed Base Products help customers maximize light source productivity and reduce their cost of operations during these financially challenging times. In support of chipmakers' need to reduce system downtime and lower cost of operations, we introduced in 2008 long-life modules and tool enhancements. Our second-generation Gas Lifetime eXtension (GLX2) control system allows chipmakers in high-utilization fabs to achieve a positive return on their investment. Chipmakers continued to realize the value of our OnPulse approach to light source productivity and we now have approximately 1000 light sources under OnPulse agreements. Our Tactical Operations' remote system monitoring capability provides customers with value-added pre-emptive support capability. When chipmaker manufacturing utilization levels begin to increase, our Installed Base Products revenue should respond accordingly and be a leading external indicator of chip factory stabilization and recovery.

Financial Results

During 2008, we shipped a total of 100 light sources including 48 XLRs for advanced chip making applications. Reduced consumer spending negatively affected demand for consumer electronics, which in turn reduced demand for semiconductor manufacturing equipment. As capital spending on semiconductor manufacturing equipment fell 31 percent year-over-year, Cymer's full year revenue of $459 million was down 12 percent versus 2007. Strong adoption of our XL series of products drove our average selling price higher to $1.6 million in 2008. An approximate 10 percent growth in our Installed Base Products helped offset the decline in lithography light source demand. Through increased operational efficiency and XL platform reliability improvements, we achieved a gross margin of 47.3 percent for 2008. We are focused on tightly managing our cash position through reductions in spending, inventory and capital purchases. Our balance sheet, now debt-free with the repayment of our convertible notes in February 2009, remains strong and we believe that our financial position will help us navigate through the current business environment.

2009: A Year of Opportunity and Challenge

Visibility into 2009 is extremely limited. We expect that the total available light source market will be considerably lower, with demand for ArF immersion light sources to be driven by the Logic sector.

We are focusing on new and innovative ways to lower the cost of ownership and increase the efficiency of our customers' installed base of tools, and we will complement these objectives with lean and efficient business operations to maintain the strength of Cymer's balance sheet. We feel Cymer is well positioned for the future with our strong DUV and EUV portfolio and our Installed Base Products. We are in a leadership position with our newly introduced XLR 600ix, and we have taken action to align our cost structure with changing business conditions. By excelling at these endeavors, our company will be well positioned to realize the benefits when worldwide economic conditions improve and the semiconductor industry recovers.

We look forward to the opportunities and challenges that 2009 will bring. With the support of our employees, customers and shareholders, we are confident that Cymer will continue to advance our technology and market leadership.



Robert P. Akins
Chairman & CEO



Edward J. Brown
President & COO

CYMER®

2008 Financial Highlights

Total Revenue
(in millions U.S. $)


$418
$384
$544
$522
$459
600
500
400
300
200
100
0
'04
'05
'06
'07
'08

Average Selling Price
(in thousands U.S. $)


$827
$982
$1,004
$1,260
$1,575
2,000
1,500
1,000
500
0
'04
'05
'06
'07
'08

Gross Margin
(percentage)


41.76%
40.76%
48.29%
50.11%
47.30%
60
50
40
30
20
10
0
'04
'05
'06
'07
'08

Operating Margin
(percentage)


14.59%
10.60%
21.90%
21.94%
13.09%
25
20
15
10
5
0
'04
'05
'06
'07
'08

Net Income
(in millions U.S. $)


$43
$47
$96
$88
$37
100
80
60
40
20
0
'04
'05
'06
'07
'08

Diluted Earnings per Share
(in U.S. $)


$1.15
$1.27
$2.40
$2.50
$1.22
2.50
2.00
1.50
1.00
0.50
0
'04
'05
'06
'07
'08

CYMER

Form 10-K

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-21321

CYMER, INC.
(Exact name of registrant as specified in its charter)

Nevada	**33-0175463**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
17075 Thornmint Court, San Diego, CA	**92127**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(858) 385-7300**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common stock, $0.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer" "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing price of $26.88 for shares of the registrant's common stock on June 30, 2008 as reported on the NASDAQ Global Select Market, was $678,702,259. The registrant has no non-voting common stock. In calculating such aggregate market value, shares of common stock owned of record or beneficially by officers or directors, and persons known to the registrant to own more than ten percent of the registrant's voting securities were excluded because such persons may be deemed to be affiliates. The registrant disclaims the existence of control or any admission thereof for any other purpose. As of February 23, 2009, there were 29,659,917 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following document is incorporated by reference in Part II (Item 5) and Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K: portions of registrant's definitive proxy statement for its annual meeting of stockholders to be held on May 21, 2009 which will be filed with the Securities and Exchange Commission within 120 days of December 31, 2008.

CYMER, INC.

2008 Annual Report on Form 10-K

TABLE OF CONTENTS

Forward-Looking Statements

Statements in this Annual Report on Form 10-K that are not strictly historical in nature are forward-looking statements. These statements include, but are not limited to, references to the outlook for the semiconductor industry and us; expected timeline for the adoption of new photolithography technologies by customers, expected domestic and international product sales and development; our research and development activities and expenditures; adequacy of our capital resources and investments; effects of business cycles in the semiconductor business; our competitive position; and our relationships with customers and third-party manufacturers of our products, and may contain words such as "believes," "anticipates," "expects," "plans," "intends" and words of similar meaning. These statements are predictions based on current information and our expectations and involve a number of risks and uncertainties. The underlying information and our expectations are likely to change over time. Actual events or results may differ materially from those projected in the forward-looking statements due to various factors, including, but not limited to, those contained under the caption "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Forward-looking statements herein speak only as of the date of this Annual Report on Form 10-K. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

Cymer XLR, XLA, Nanolith, GLX, OnPulse, Insist on Cymer, and all other Cymer product or service names used herein are either registered trademarks or trademarks of Cymer, Inc. Other marks mentioned herein if any are the property of their respective holders.

PART I

Item 1. Business

Overview

We are the world's leading supplier of light sources used in the photolithography process for semiconductor, or chip, manufacturing. We provide state-of-the-art light sources designed to help enable the performance of leading edge wafer steppers and wafer scanners built by our lithography tool manufacturers. Additionally, we provide installed base products in support of chipmaker customers who use our light sources in their advanced wafer patterning production processes. We currently supply deep ultraviolet ("DUV") light sources to our lithography tool manufacturer customers ASML, Canon and Nikon, who integrate the light source into their wafer steppers and scanners which they then provide to chipmakers. In addition, we sell replacement parts and support to lithography tool manufacturers as well as directly to chipmakers, who include all of the world's largest semiconductor manufacturers. Our light source systems constitute a substantial majority of all DUV light sources incorporated in lithography stepper and scanner tools at chipmakers worldwide. As the leading supplier of these light sources, the majority of consumer electronics devices manufactured in the last several years contain a semiconductor manufactured using our light sources. Our installed base of light sources totaled 3,374 light sources as of December 31, 2008.

Our headquarters is in San Diego, California, where we design, develop and manufacture our light source systems and the majority of our replacement parts. To provide better support to our customers located outside of the United States, we maintain a replacement parts refurbishment facility and field service office in Korea, and field service and support offices in Japan, the Netherlands, China, Singapore and Taiwan. We also maintain a field service office in the United States to support our installed base of light sources located at our U.S. based chipmaker customers.

Cymer, Inc. was incorporated in California in 1986 and reincorporated in Nevada on July 12, 1996. We currently have the following wholly owned operating subsidiaries: Cymer Japan, Inc. ("Cymer

Japan"), Cymer Singapore Pte. Ltd. ("Cymer Singapore"), Cymer B.V. in the Netherlands ("Cymer B.V."), Cymer Southeast Asia, Ltd., in Taiwan ("Cymer SEA"), Cymer Semiconductor Equipment Shanghai Co., Ltd., China ("Cymer PRC"), and Cymer Korea, Inc. ("Cymer Korea").

We are the 60% owner of our joint venture entity, TCZ Pte. Ltd., which is a Singapore corporation that is targeting the growing market for low-temperature poly-silicon ("LTPS") processing used in the manufacture of organic light emitting diode ("OLED") flat panel displays. We formed our joint venture entity, which we refer to as "TCZ" (for Team Cymer Zeiss), with Carl Zeiss SMT AG, a German corporation, and Carl Zeiss Laser Optics Beteiligungsgesellschaft mbH, a German limited liability company (which we refer to collectively with their affiliated entities as "Zeiss"). Zeiss owns 40% of TCZ.

Financial Information about Segments and Geographic Areas

Information regarding our segments and geographic areas where we operate is contained in Note 16 to our Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006, and is incorporated herein by this reference.

Available Information

We maintain a website to which we regularly post copies of our press releases as well as additional information about us. Our filings with the Securities and Exchange Commission ("SEC"), including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge through the Investor Relations section of our website at *http://www.cymer.com* and are accessible as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Interested persons can subscribe on our website to email alerts that are sent automatically when we issue press releases, file our reports with the SEC or post certain other information to our website. Information accessible through our website does not constitute a part of this report.

Copies of this report are also available free of charge from Cymer Corporate Investor Communications, 17075 Thornmint Court, San Diego, CA 92127. In addition, our Corporate Governance Guidelines, Code of Conduct and written charters of the committees of the Board of Directors are accessible through the Corporate Governance tab in the Investor Relations section of our website and are available in print to any shareholder who requests a copy.

You may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information we file with the SEC. The address of the SEC's website is *http://www.sec.gov*.

Industry Background

The semiconductor industry is driven by demand for consumer electronic devices that contain semiconductor chips. The complexity of these chips has increased dramatically due to the demand for more sophisticated electronic devices that can provide more functionality, such as cellular phones with internet and video capability, video MP3 players, notebook computers that can download and play movies, automotive products, and advanced game consoles that are capable of driving the rapid action and vivid graphics that characterize today's increasingly realistic and interactive video games. Additionally, there is growing consumer demand for this increased functionality to be available virtually everywhere, through wireless connectivity. These advances have been achieved without the devices increasing in size or price because chipmakers have been able, over the years, to make each generation of chips with smaller features and finer circuitry than the previous generation. Semiconductor equipment suppliers have partnered with their chipmaker customers to enable the features on the chip to continue to shrink. Photolithography is one of the key technologies that has enabled this process to continue.

The basic building block of semiconductor technology is a thin, flat, round disc of pure silicon called a wafer, which is polished to a mirror-like finish. Semiconductor manufacturing facilities, called "fabs," process wafers that generally range between four and 12 inches in diameter, although new fabs are equipped to process only the 12 inch or 300 millimeter (mm) wafer size, which is most economical. After polishing, the wafer must go through a complex manufacturing process that involves several hundred steps—all of which must be executed with extreme precision at the level of a few nanometers ("nm") (one nm is a billionth of a meter). Standard processes, such as photolithography, etch and deposition are repeated many times on the wafer, resulting in a buildup of microscopic structures, consisting of tens of millions of transistors. When the wafer processing is complete, a single wafer will contain hundreds of individual chips, which are then cut, tested, bonded onto lead-wire "legs," and then packaged in a ceramic or epoxy container.

The Lithography Process

Photolithography is a process that uses light to print or pattern, the complex circuit patterns onto the wafer. The ability to pattern smaller circuits depends, to a great degree, on the wavelength of the light used in the photolithography process. A shorter wavelength of light can pattern circuitry with smaller critical dimensions ("CD"), which in turn allows the transistors that serve as circuit switches to be smaller and the resulting chips to provide higher levels of functionality. Our light sources provide an extremely pure beam of ultraviolet light. The short wavelength of DUV light enables the required resolution, depth of focus and CD control required to pattern semiconductor circuits.

A lithography tool projects light from the light source through an image of the circuitry pattern on a photomask or reticle. A reticle is a glass plate with a layer of chrome on one side, on which the negative of the circuit pattern is etched. The image of the circuitry is transferred by the light being projected through a reduction lens onto a small portion of the surface of the silicon wafer.

To print the projected optical pattern, the wafer is coated with a thin film of light-sensitive material, called photoresist. The light exposes the photoresist, which is then developed (somewhat like photographic film) to create a stenciled image pattern. Next, through a process called etch the unnecessary underlying material is selectively removed, creating an extremely fine circuit pattern. The wafer is inspected, particularly for pattern defects, any hardened residual photoresist is removed, and then the wafer is measured to make sure it meets predetermined specifications. Then the wafer surface is cleaned, generally by immersing it in acid, solvent, or deionized water. The process is repeated over multiple layers to build the electrical circuit structure. Depending on the type of chip being made, a total of 30 to 50 layers are patterned precisely over the first to complete the circuit fabrication, at which time the wafer is fully processed.

The light from these DUV sources is generated by mixing two gases—either krypton and fluorine ("KrF"), or argon and fluorine ("ArF")—inside a discharge chamber within the light source system. When a short electrical charge is applied to the gases, the krypton and fluorine (or argon and fluorine) atoms combine briefly to form a molecule known as an excited dimer, or "excimer." These gas molecules remain together for a few nano-seconds, and when they separate, produce an intense pulse of DUV light that is then purified and directed out one end of the light source to the lithography tool. Depending on the repetition rate of the laser, this procedure is repeated between 1,000, and 6,000 times per second (1,000 pulses per second equals one kiloherz ("kHz")).

Products and Support

Our products include photolithography light sources and installed base products. Our light source system portfolio consists of the following:

Product	Configuration	Gas	Wavelength	Application	Power	Repetition Rate
XLR 600ix	Dual Chamber Recirculating Ring	ArF	193 nm	Double Patterning/ Immersion	60W/90W	6 kHz
XLR 600i	Dual Chamber Recirculating Ring	ArF	193 nm	Double Patterning/ Immersion	90W	6 kHz
XLR 500i	Dual Chamber Recirculating Ring	ArF	193 nm	Immersion	60W	6 kHz
XLR 500d	Dual Chamber Recirculating Ring	ArF	193 nm	Dry	60W	6 kHz
XLA 400	Dual Chamber	ArF	193 nm	Immersion	60W	6 kHz
XLA 300	Dual Chamber	ArF	193 nm	Immersion	60W	6 kHz
XLA 200	Dual Chamber	ArF	193 nm	Dry	60W	4 kHz
XLA 105	Dual Chamber	ArF	193 nm	Dry	40W/45W	4 kHz
XLA 100	Dual Chamber	ArF	193 nm	Dry	40W	4 kHz
NanoLith 7000	Single Chamber	ArF	193 nm	Dry	20W	4 kHz
ELS-7010	Single Chamber	KrF	248 nm	Dry	40W	4 kHz
ELS-7000	Single Chamber	KrF	248 nm	Dry	30W	4 kHz
ELS-6010	Single Chamber	KrF	248 nm	Dry	20W	2.5 kHz
ELS-6000	Single Chamber	KrF	248 nm	Dry	20W	2 kHz
ELS-6010A	Single Chamber	ArF	193 nm	Dry	10W	2 kHz
5000 Series	Single Chamber	KrF	248 nm	Dry	10W/15W	1 kHz

Photolithography Light Sources

DUV lithography tools in production today use either KrF excimer lasers with a 248 nm wavelength, or ArF lasers with a 193 nm wavelength. The light sources are described by either the gas mixture or the wavelength. The bandwidth of the light is narrowed through the use of a number of optical techniques. Depending on the type of chip being manufactured, KrF light sources are used to pattern features of approximately 250 nm to as small as approximately 90nm and ArF sources are used to pattern features of approximately 120 nm to approximately 65 nm. A technique called immersion lithography, whereby a layer of water is inserted between the final scanner projection lens element and the wafer to effectively reduce the wavelength of the light to enable the patterning of even smaller critical dimension ("CDs"), is expected to enable the extension of dry ArF technology from 65nm to approximately 45 nm. At that point, an additional technique called ArF immersion double patterning may be used to extend ArF lithography to pattern features of 32 nm or smaller. In double patterning applications, using one of several potential approaches, the most critical layers on the wafer will be patterned twice in order to reduce feature pitch beyond those achievable using immersion alone. When double patterning reaches its CD limit, the next and final wavelength will involve the use of extreme ultraviolet ("EUV") illumination sources, as discussed below under "Emerging Light Source Products."

The extremely short wavelengths and highly narrowed bandwidths of our light sources produce, work in concert with our lithography tool customers' steppers and scanners and their sophisticated lens systems to help enable the very fine feature resolution required for patterning today's most advanced circuitry. The pulse energy and repetition rate of our light sources enable our chipmaker customers to achieve high throughput in wafer processing. We have designed our light sources to be reliable, easy to install and service and compatible with existing semiconductor manufacturing processes. In 2008, we sold 100 light source systems at an average selling price of $1.6 million. Revenues generated from sales of light sources were approximately $157.7 million, $245.8 million and $282.4 million for 2008, 2007 and 2006, respectively.

Our product development strategy has been to develop in rapid succession technologically innovative new products that deliver superior performance with higher throughput and lower cost of operation to meet the continually evolving needs of our customers. Execution of our strategy has enabled us to offer our customers increasingly higher value-added DUV light sources in advance of their needs while establishing our position as the technology and market leader in our field.

Over the years, we have developed and sold a wide variety of KrF and ArF light source products, each of which was designed to meet customer needs at the time it was introduced. Our most advanced, highest value-added light sources are seeing strong adoption from customers. We continue to develop innovative new products in support of our chipmaker customers' current installed base of light source systems to improve their ongoing performance and reduce their overall cost of operation

Emerging Light Source Products

EUV lithography is currently forecasted by the International Technology Roadmap for Semiconductors ("ITRS") to be the next critical dimension imaging solution after ArF immersion lithography. Some forms of memory devices, such as NAND Flash, may need the manufacturing technology as soon as 2011. The availability of a high power source for 13.5 nm radiation has been categorized by Sematech, a chipmaker consortium which provides information on future technology needs, as one of the technologies requiring significant developments to enable the realization of EUV lithography. Photoresist performance parameters needing the greatest amount of development include sensitivity or speed, line-edge-roughness, and line-width-roughness. Photoresist sensitivity and scanner optical transmission are the basis to derive EUV source power requirements within a usable bandwidth.

Our laser-produced plasma ("LPP") EUV source system as currently configured consists of the carbon dioxide laser, a beam transport system, and a plasma chamber. The chamber contains a mirror which collects the emitted light and reimages the plasma source to the Intermediate Focus position at the entrance to the scanner system. The source plasma chamber is directly coupled to the scanner vacuum chamber and inside the scanner enclosure. We expect to ship our initial EUV source systems to one of our customers in 2009.

Current Light Source Products

We are pleased to be able to provide our customers with a complete line of light sources designed to cost-effectively deliver high levels of performance, availability and reliability to enable chipmakers to achieve their production goals.

Included in our current products are our newest, most advanced, ArF and KrF light sources for use on the most critical process layers, as well as some of our more mature products that chipmakers use to fill out or balance their production lines or add fab capacity for less critical layers as DUV lithography increasingly becomes the prevailing light source technology in wafer fabrication.

193 nm ArF Immersion Light Sources

As chipmakers continue to reduce the feature sizes and shrink CDs on the wafer, they need to install the advanced tools required to enable patterning of the most critical layers. NAND flash memory and dynamic random access memory ("DRAM") memory manufacturers have been the most aggressive chipmakers in shrinking CDs, and have been driving demand for our most advanced light sources for ArF immersion lithography applications. Some chipmakers are in development or in the early stages of chip production with CDs of approximately 32 nm. DRAM manufacturers are in production at 50 nm and began adopting immersion lithography in production during 2008. Foundries are in various stages of ArF immersion development and will adopt this technique in production in the future, which means the ArF immersion ramp could last for several years.

XLR Series—The XLR Series of ArF immersion light sources is based on our dual discharge chamber master oscillator power amplifier ("MOPA") light source architecture, with a regenerative ring amplifier in place of the traditional power amplifier. Built on our XL Universal platform, this product series offers a step function improvement in performance and cost of operation. Our XLR light sources are designed to enable our chipmaker customers to customize performance for specific applications through improved performance parameters and metrology options. Improved bandwidth stability and dose control enable higher CD control and yield and this series offers longer pulse duration to extend the lifetime of the illuminator and lens, even at higher power levels. Cost of operation is reduced significantly because the lower output power required from the master oscillator greatly increases that module's lifetime. With active bandwidth stabilization and tuning capability, the XLR products offer improved bandwidth management for improved mask optical proximity correction ("OPC") matching and tool-to-tool matching, so customers can use multiple node mask sets in the same tool or the same mask in different tools. We began manufacturing the XLR Series in the fourth quarter of 2007 and shipped 48 XLR's in 2008.

- *XLR 600ix*—The XLR 600ix, introduced in February 2009, is a 90 watt ("W") capable light source that can operate at any output power from 60W to 90W selected by the scanner or tool operator, and utilizes the inherent stability of the XLR architecture combined with new hardware and control algorithms. The recipe-driven flexible operation of the 600ix provides for improvements and versatility for double patterning applications at 32 nm and below.

- *XLR 600i*—The XLR 600i is the industry's first ArF production light source offering up to 90W of output power to enhance chipmaker throughput. Operating at a 6 kHZ repetition rate and offering a wide range of sophisticated options, it is designed to support the stringent requirements of volume immersion double patterning production at the 32 nm node and beyond. The XLR 600i offers our chipmaker customers further improvements in performance and pulse energy stability, as well as a 20 times reduction in gas refill frequency through our Gas Lifetime Extension (GLX™) technology, a feature exclusive to our light sources. Initial shipments of the XLR 600i occurred in 2008.

- *XLR 500i*—Operating at a 6 kHz repetition rate and offering up to 60 W of output power, the XLR 500i was designed to enable cost-effective high volume immersion production at the 45 nm node and below. The XLR 500i is also field upgradeable to 90 W. We shipped our first XLR 500i qualification systems in 2007 and during 2008 chipmakers in all three chip making sectors in logic memory and foundry have adopted or ordered the XLR 500i. We believe the XLR 500i will be the light source of choice for 45 nm production.

- *XLR 500d*—Introduced in September 2008, the XLR 500d is an ArF light source for 32 nm node dry lithography. The XLR 500d offers advanced capabilities developed in the XLR 500i. The light source's enhanced energy stability enables the use of fewer pulses per exposure, providing chipmakers with increased throughput and an overall reduction in operating costs.

XLA Series—The XLA Series of ArF light sources is the first product series to be based on our dual-discharge chamber MOPA architecture. MOPA represented a paradigm shift in excimer laser architecture when it was introduced in 2003. The master oscillator creates a narrow bandwidth beam of light at low power. The beam then is directed into the power amplifier, where the power is increased significantly while maintaining the narrow bandwidth. This combination of bandwidth and power enabled our chipmaker customers to continue reducing CDs and increasing processing speeds, capacity and functionality of chips, while giving them the performance and cost advantages they need. Each product in the XLA Series is based on the XL universal platform, which enables us to develop each new product in the series rapidly and cost-effectively. The XLA Series is comprised of two current light source models.

193 nm ArF Dry Light Sources—Though no longer the leading edge technology, dry ArF lithography is still used to pattern a significant number of less-critical layers on wafers. Additionally, as CDs continue to shrink and drive demand for even finer resolution on the most critical layers, non critical layers may be patterned with ArF dry scanners and drive continued demand for these tools.

- *XLA 105*—Since its initial shipment in 2004, the XLA 105 has become the workhorse for our chipmaker customers' patterning of their dry ArF layers. Though no longer the leading edge technology, dry ArF lithography is still used to pattern a significant number of less-critical layers on wafers. Additionally, as CDs continue to shrink and drive demand for even finer resolution on the most critical layers, non critical layers may be patterned with ArF dry scanners and drive continued demand for these tools. The XLA 105 offers a 4 kHz repetition rate and 40 W of output power and was designed for use at the 65 nm production node. It is one of our best-selling ArF light sources, providing our chipmaker customers with a cost-effective solution for their needs for resolution, high throughput, and reliability.
- *XLA 100*—The first of our XLA Series products, the XLA 100 began shipping in 2003. Offering a 4 kHz repetition rate and 40 W of output power, it was designed for production at 90 nm and below. The XLA 100 has been superseded for the most part by our later models in the XLA and XLR Series.

248 nm KrF Light Sources

We have been providing KrF light sources for volume chip production since 1996 when chipmakers required the adoption of DUV light sources in the fab. Over the years, we have developed and sold a variety of increasingly powerful and productive KrF light sources.

7000 Series—The 7000 Series of products is comprised of the NanoLith 7000 ArF light source (described above) and two KrF light sources. The 7000 Series is the first series that was designed and built on a common platform, enabling chipmakers to easily utilize these two different light source wavelengths within the manufacturing environment. This "ease of use" feature was very important at the time, because chipmakers were introducing ArF production into their fabs with the NanoLith 7000, and the common platform simplified the introduction of this new technology. With a 4 kHz repetition rate and high output power, the 7000 Series provides our chipmaker customers with high wafer throughput and lower cost of operation by reason of advanced design and materials, and delivers a high level of tool availability to enable manufacturing efficiency and flexibility.

- *ELS-7010*—The ELS-7010 is our most advanced KrF light source. Introduced in 2004, it has become the workhorse for our chipmaker customers for patterning of their KrF layers. It provides 40 W of output power to enable chipmakers to achieve high throughput for KrF layers with features of 100 nm and below, and offers ultra-narrowed bandwidth and numerous features and controls to enhance performance and reduce cost of operation.

- *ELS-7000*—The ELS-7000 is the first KrF light source in the 7000 Series. It was introduced in 2002 with 30 W of output power and intended for high volume production of devices at 130 nm and below. In the last three years this product has experienced very limited demand, as chipmaker requirements have moved to the higher power, narrower bandwidth and superior performance offered by the ELS-7010.

Legacy Products

In general, our legacy light source products have been superseded by our newer, more advanced products, and therefore there is no new demand from chipmakers for these light source products today. However, our legacy products are still widely used by chipmakers to cost-effectively pattern the circuitry on the less critical layers of the wafer. These products make up a substantial portion of our installed base of light sources, and we continue to provide installed base products for them.

6000 Series—The 6000 Series of light sources includes two KrF models and an ArF model. When originally introduced in 1999, the 6000 Series light sources were designed for production of semiconductor devices with design rules down to 130 nm. The purchase of these KrF model series today are primarily to balance production lines or expand capacity in 200 millimeter ("mm") fabs. They continue to make up a large percentage of our installed base.

- *ELS-6010*—The ELS-6010 provides 20 W of output power and a 2.5 kHz repetition rate, which provided our chipmaker customers with a substantial throughput increase when this light source was introduced in 2000. The ELS-6010 has continued to experience demand because it enables our chipmaker customers to meet their 200mm KrF needs with a highly reliable light source that enables high wafer throughput.
- *ELS-6000*—The ELS-6000 was introduced in 1998, and experienced strong demand well into 2002, and again in 2004 when our chipmaker customers needed to expand their 200mm production capacity. At the time it was introduced, its 2 kHz repetition rate and 20 W of output power far exceeded the capabilities of any other light sources then on the market, and provided our chipmaker customers with substantial increases in performance and throughput. It is still used today in the production of semiconductor devices with CDs of 180 nm and below.

5000 Series—Our 5000 Series of light sources include several KrF products and one ArF product. The 5000 Series light sources operate at a 1 kHz repetition rate, and depending on the model, offer 10 W or 15 W of output power. The KrF models are still used today to pattern CDs of 250 nm and below. We last shipped a 5000 Series KrF light source in early 2001.

XLA 400—The XLA 400 began shipping in the second quarter of 2007. It is the second light source in the XLA Series designed for high volume ArF immersion production at the 45 nm node. Like the XLA 300, it operates at a 6 kHz repetition rate and offers up to 60 W of output power, but the XLA 400 offers a narrower bandwidth for tighter control and better CD uniformity.

XLA 300—Though it is the fourth product in the XLA Series, the XLA 300 is the first dual chamber ArF light source designed to enable high volume production using the immersion lithography technique. Operating at a 6 kHz repetition rate and offering up to 60 W of output power, the initial shipment of the XLA 300 in the fourth quarter of 2005 marked the fastest product development cycle in our history. This product has been superseded by the XLA 400 for some immersion applications.

XLA 200—The initial shipment of our XLA 200, which offers higher power and narrower bandwidth than its predecessor, the XLA 105, occurred in 2005. Operating at a 4 kHz repetition rate, it offers up to 60 W of output power and an ultra line-narrowed bandwidth to enable production of semiconductor devices at the 65 nm production node in non-immersion applications, and pilot production at the 45 nm node using immersion lithography techniques. This light source provided our customers with a cost-effective bridge between ArF dry and immersion production, and enabled rapid progress in immersion research and development ("R&D") efforts. This product was superseded by the XLA 300, and today there is little demand for it.

NanoLith 7000—The NanoLith 7000 is an ArF light source based on the single-chamber excimer laser architecture. It offers a 4 kHz repetition rate and it is available with 20 W of output power. The NanoLith 7000 was originally designed to enable initial ArF process development and production at the 100 nm production node and below. The NanoLith 7000 began shipping in 2001 and was superseded by the more productive and technically advanced XLA 100 when that product was introduced. We are currently shipping the NanoLith 7000 in very small quantities.

Installed Base Products

Replacement Parts and Refurbishment Activities

Our light sources incorporate certain modules and subassemblies that require replacement or refurbishment following extended operation. The expected lifetime of the replaceable modules varies depending on the light source model. At this time, the majority of modules replaced are discharge chambers, and we estimate that a light source used in a semiconductor production environment will require one to four replacement discharge chambers per year, depending upon the level of usage. Similarly, certain optical components of the light source, such as the line narrowing module and stabilization module, deteriorate with continued exposure to DUV light and require periodic replacement. We provide these and all other spare and replacement parts for our light sources as needed by our customers.

Over the years, it has been our practice to continually improve the performance and extend the expected lifetimes of our replacement modules. The enhanced performance enables our customers to benefit from higher throughput and yield, while the extended lifetimes provide lower cost of operation. We continue to seek ways to add value for our customers and enable them to realize higher returns on their investment in light sources purchased from us.

Revenues generated from sales of replacement parts, excluding the receipt of reusable material, were approximately $184.1 million, $197.5 million and $199.8 million for 2008, 2007 and 2006, respectively. Revenues from replacement parts are dependent on both the utilization of our light source systems in the field and the size of our installed base of light sources. Our installed base increased from 3,251 light sources as of December 31, 2007 to 3,374 light sources as of December 31, 2008, but the utilization of our light source systems at chipmakers decreased in the second half of 2008 as chipmakers reduced utilization in response to declining semiconductor demand. In addition, our revenue associated with direct replacement parts sales decreased $13.4 million in 2008 as compared to 2007 due to the strong adoption by our customers in 2008 of our OnPulse contracts which include replacement parts, but are accounted for as part of our field support products as discussed below.

As part of our regular business activities, we conduct parts refurbishment and material reclaim activities related to some of our core modules, the majority of which involves our discharge chambers. These activities involve arrangements with our customers where we sell a new part (for example, a discharge chamber) to the customer at a reduced sales price if the customer returns the consumed core module that the new part replaces. These returned modules contain a certain amount of material, primarily metal components, that may be reused by us in future core assemblies. Since a portion of the module's original sale price is related to the return of consumed parts, we record revenue based on the fair value of the returned parts when we receive the returned modules from our customers.

Revenues generated from the receipt of reusable material contained within consumed assemblies returned from our customers were approximately $28.7 million, $28.9 million and $26.0 million for 2008, 2007 and 2006, respectively. Revenues from such activities are dependent on the quantity of the modules our customers return and the value of the reusable parts that we expect to yield from the modules received. Our method of accounting for refurbishment activities is explained in greater detail in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Refurbished Inventories" and in Note 1 to our consolidated financial statements.

Field Support Products

We provide system and support to our customers through contracts and billable service and support activities. Under these agreements, we maintain and/or support light sources either on an on-call basis, at regular intervals, or both. Under certain types of contracts the replacement of consumable parts and non-consumable parts is included, and in these cases, the contract pricing includes the replacement of these parts.

In July 2007, we introduced OnPulse, a new type of installed base product that offers a comprehensive approach to enhancing light source productivity. Through OnPulse, we offer our chipmaker customers year over year cost reductions in their cost of operation, predictable light source running costs that scale with wafer production, and predictable operational cost planning and performance. This product is customizable for each customer's specific production requirements, and light source availability can be synchronized with the chipmaker's business needs. With OnPulse, we provide on-site certified field service engineers and remote light source monitoring. Because replacement parts and support are covered under one, comprehensive long-term contract, our chipmaker customers experience cost savings through reduced administrative tasks and simplified order management. We believe OnPulse offers our customers many compelling benefits and several of our customers purchased this product from us in 2008.

Revenues generated from field support contracts and billable service were approximately $88.2 million, $48.8 million and $35.2 million for 2008, 2007 and 2006, respectively. The significant increase in such revenues from 2007 to 2008 is due to the strong adoption by our customers in 2008 of the OnPulse product offering. A significant portion of the revenues generated from these field contracts is related to the parts that are replaced under these contracts. Although these field support revenues can remain at or exceed these levels as our installed base grows and warranties on light source systems expire, they can also decrease during downturns in the semiconductor industry or economy. This is due to the fact that some of our field support contracts, specifically our OnPulse contracts, are usage based and are dependent on the utilization levels of our light source systems by our customers in the field.

Customers and End-Users

We sell our photolithography light source products to each of the three lithography tool manufacturers, ASML, Canon and Nikon, who then integrate our light sources into their DUV photolithography tools. We strive to maintain and strengthen our relationships with our lithography tool manufacturer customers by developing and providing compelling light source solutions in advance of their need. We work closely with them to ensure that our product road map aligns with each of theirs, and that we can support them in a timely manner with the products required by our mutual chipmaker customers. We believe these efforts enhance our relationship with our lithography tool manufacturer customers and support our leadership position in the photolithography light source market.

Sales to ASML, Nikon and Samsung accounted for 22%, 20% and 10%, respectively, of total revenue in 2008 and approximately 59% of total accounts receivable at December 31, 2008. We expect that sales of our light source and other related products to these three customers will continue to account for a substantial portion of our revenue in the foreseeable future. The loss of any significant business from or production problems for any one of these customers would harm our business and financial condition. Although our overall risk is greater due to the downturn in the global economy, we believe there is limited credit risk exposure for us with these companies who continue to demonstrate sound credit worthiness. However, our ability to collect future revenue from them is dependent on their financial condition and liquidity.

Our chipmaker customers include all of the world's largest semiconductor manufacturers. The semiconductor and semiconductor equipment manufacturers listed here have at one time or another purchased one or more DUV photolithography tools incorporating our light sources:

U.S.

Albany Nanotech
AMD
Applied Materials
Atmel
Clariant Corp.
Cypress
Freescale Semiconductor
Headway Technologies
Honeywell
HP
IBM
IMFT
Integrated Device Technology
Intel
Jazz Semiconductor
LSI Logic Corp.
Maxim Integrated Products
Microchip Technology Inc.
Micron Technology
National Semiconductor
Rohm & Haas
Sarnoff Corp.
Seagate
SEMATECH†
Spansion
Texas Instruments
VLSI
Wafertech

Japan

CASMAT†
Denso
Elpida Memory Inc.
Fuji Film
Fujitsu
Hitachi
JSR
Kawasaki Seitetsu
Matsushita
NEC
Nissan Chemical Industries
OKI
Renesas Semiconductor
Rohm
Sanyo
Seiko
SELETE†
Sharp
Shinetsu
Sony
Tokyo Electron Ltd.
Tokyo Ohka Kougyo Co.
Toshiba

Singapore

Chartered Silicon Partners
Peregrine Semiconductor
Silterra
SSMC
TECH
UMCI Pte Ltd.
X-Fab

Taiwan/China

ASMC
ERSO
GSMC
HeJian
Inotera
Macronix
Nan-ya
Promos
PSC
Rexchip
SMIC
TSMC
UMC Group
VISC
Winbond Group

Korea

Dongbu
HiTek
Hynix Semiconductor Inc.
Magnachip
National NanoFab†
Samsung

Europe

Altis Semiconductor
Bosch
C-NET†
CEA-Leti
IHP
IMEC v.z.w†
Infineon Technologies AG
Numonyx
NXP Semiconductor
Qimonda
ST Microelectronics
Tower Semiconductor

† A semiconductor industry consortium.

Backlog

We base our light source production schedule upon order backlog as well as informal customer forecasts. Our DUV backlog includes only those orders for light source systems and replacement parts for which we have received a completed purchase order from a customer, and that will be delivered to the customer within the following 12 months. In addition, our DUV backlog does not include service or support which will be provided to our customers in the future or under contracts including our OnPulse contracts. Because it is the practice in our industry that customers may cancel or delay orders with little or no penalty, our backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period. At December 31, 2008, we had a DUV backlog of approximately $33.7 million compared with a DUV backlog of $99.6 million at December 31, 2007.

Manufacturing

Our manufacturing activities, consisting of material management, assembly, integration and testing, are performed in our San Diego, California facility that includes approximately 31,000 square feet of Class 10,000 cleanroom manufacturing and test space. Our San Diego facility also includes the addition of building improvements which support our EUV research, development and productization efforts. To better leverage our own resources, capitalize on the expertise of our key suppliers and respond more efficiently to our customers' needs, we outsource the manufacture of many of our modules and subassemblies. The modular design of our light source products enables this manufacturing outsourcing strategy, with substantially all manufacturing of nonproprietary subassemblies currently contracted to third-party suppliers. As a result, we are increasingly dependent upon these contract suppliers to meet our manufacturing schedules. The failure of one or more of these suppliers to supply us in a timely manner with sufficient quantities of components or subassemblies that perform to our specifications could affect our ability to deliver products to our customers on schedule. We believe the highly outsourced content and manufacturable design of our products allows for reduced manufacturing cycle times and increased output per employee. To improve current production efficiencies, control costs, and manage overall manufacturing capacity, we intend to continue training manufacturing personnel, improving our assembly and test processes to further reduce cycle time, investing in additional manufacturing tooling and further developing our supplier management and engineering capabilities.

In addition to our manufacturing facility in San Diego, we have a refurbishment facility in Korea that currently refurbishes discharge chambers for light sources installed in Korea and the Asia-Pacific region. The Korean facility includes 6,550 square feet of Class 10,000 cleanroom manufacturing space.

Our light sources include a limited number of components and subassemblies that we obtain from a single supplier or a small group of suppliers. We currently use a single supplier for certain optical, control system and pulse power components and subassemblies. Whenever possible, we work with secondary suppliers to qualify additional sources of supply. To reduce the risk associated with a single supplier, we carry significant strategic inventories (which are managed as a percentage of future demand) of these components, and we also have vendor-managed inventory of critical components. To date we have been able to obtain adequate supplies of light source components and subassemblies in a timely manner from existing sources. If in the future we are unable to obtain sufficient quantities of required materials, components or subassemblies, or if such items do not meet our quality standards, delays or reductions in product shipments could occur which could harm our business, financial condition and results of operations.

Sales and Field Support

We design and develop our sales and marketing efforts to better serve our lithography tool manufacturer and chipmaker customers. We strive to understand their light source performance and production needs, and work to ensure their understanding of the significant value-add our products offer. We have established product development and marketing and applications engineering teams who work closely with our customers to understand their needs. These teams support our own direct sales and marketing efforts.

After a customer takes delivery of one of our light sources, we continue to provide support to that customer as a part of our standard warranty and installed base product offerings for as long as they own the light source system. We believe our success depends to a great degree on our ongoing commitment to helping our customers realize the highest possible return on their investment in our light sources. We provide our customers with on-site support at their manufacturing facilities, as well as with field service, technical service engineers and training programs. Prior to shipment, our support personnel typically assist the customer in site preparation and inspection and provide customers with training at our facilities or at the customer's location. We also provide all of our customers with a comprehensive set of manuals, including light source operation, maintenance, service, diagnostic and safety manuals.

Our field engineers and technical support specialists provide field maintenance and front-line technical support for our customers from our San Diego headquarters, from our field offices located throughout the United States, and from our field offices and the offices of our subsidiaries located in Europe, Japan, Korea, Singapore, China, and Taiwan. To ensure that our chipmaker customers receive replacement parts quickly and maintain the optimal level of productivity in their fabs, our customer support program includes maintenance of an inventory of spare parts at each of our field depot facilities. As our installed base grows, it is critical that replacement parts required to satisfy worldwide support requirements, as well as our own logistics support organization, are available for quick response to the fluctuating demands of our chipmaker customers.

We believe that to provide the quick, highly responsive and high quality support that our chipmaker customers need to maximize their production efficiency, and provide it in a cost-effective manner, requires that we maintain a highly-trained, global staff of our personnel with a rapid response capability. Accordingly, we seek to continuously develop and enhance our direct support infrastructure in our international and U.S. markets. To achieve this level of capability and strive for continuous improvement, we recruit highly qualified field service personnel and provide additional training and certification.

We generally warrant our new light source products against defects in design, materials, and workmanship. The warranty period and terms vary by light source model. We also warrant replacement parts sold to our customers and the coverage period varies by the type of part, since some types include time-based warranty periods and others include usage-based warranty periods.

Research and Development

The semiconductor industry is subject to rapid technological change and new products and product enhancements must be developed to meet our customers' continually evolving needs. We believe we must continue to anticipate our customers' future needs, and to develop and introduce new and enhanced light source products in order to support our customers as well as to strengthen our leadership position in the industry. We intend to continue developing and enhancing our technology in order to provide our customers with innovative products to help ensure their success. At this time, we are developing enhancements to our KrF product line and are productizing an advanced 90 W ArF light source based on our recirculating ring technology. In 2008, we made solid progress in our laser produced plasma EUV source development and commercialization. We continue to achieve new energy and duration milestones, building on our significant breakthroughs in 2007. We believe we are in a leadership position with our LPP technology and our ability to produce EUV power for extended periods of time while keeping the collector clean of debris. As part of our multi-year, multi-unit agreement with ASML, we expect to ship several commercial systems throughout 2009. Our EUV efforts have been recognized as leading the industry in the effective development and commercialization of this critical next generation technology. As part of our multi-year, multi-unit agreement with ASML, we expect to ship several EUV systems throughout 2009. We may also invest in other product and technology areas in order to expand our portfolio within the semiconductor capital equipment market sector. In addition there are ongoing efforts to improve existing products, reduce manufacturing costs, lower the cost of light source operation, enhance light source performance, develop new features for existing light sources, and conduct research and development of non-light source products.

Our majority owned joint venture, TCZ, has developed and is working with leading flat panel display manufacturing customers to sell and install production tools for the OLED flat panel display industry. TCZ is targeting the growing market for LTPS processing used in the manufacture of liquid crystal displays that are brighter, have higher resolution, and consume less power than displays using today's predominant amorphous silicon films. During 2008, TCZ conducted numerous customer demonstrations and we anticipate that TCZ will ship its first production tool, the TCZ 900X, in 2009 provided that we receive a purchase order for the tool from our prospective customer.

We have historically devoted a significant portion of our financial resources to research and development programs and we expect to continue to allocate resources to these efforts. This substantial investment is critical to our ability to provide our customers with more advanced light sources to enable them to continue manufacturing and selling more advanced products. Research and development expenses for 2008, 2007 and 2006 were approximately $96.5 million, $81.8 million and $74.0 million, respectively. The significant increase in research and development expenses from 2007 to 2008 is primarily due to our investment in EUV.

Intellectual Property Rights

While the success of our business depends heavily on such factors as our employees' technical expertise and their innovative skills and marketing and customer relations abilities, our business success also depends on our ability to protect our proprietary technology. Accordingly, we seek to protect our intellectual property rights in a number of ways, one of which is to obtain patent protection for our technology. As of December 31, 2008, we own a number of U.S. and foreign patents covering certain aspects of technology related to light sources and piezo techniques. These patents will expire at various times through 2027.

We also rely on trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential information and our other intellectual property. However, these methods may not be effective in protecting our confidential information, particularly our trade secrets, because third parties may independently develop substantially the same proprietary information and techniques, gain access to our trade secrets, or disclose our technology.

In the past, funds from research and development arrangements with third parties have been used to pay for a portion of our own research and development expenses. We have received these funds from government-sponsored programs and customers, in connection with our design and development of specific products. Periodically, funds from our lithography tool manufacturer and chipmaker customers are used to fund a small portion of our research and development expenses. When providing these research and development services, we try to make clear who owns the intellectual property resulting from our efforts. However, disputes over the ownership or rights to use or market this intellectual property may arise between the funding organizations and us.

We have registered a number of trademarks including "CYMER" and "INSIST ON CYMER" in the United States and in some other countries. We are also trying to register additional trademarks in the United States and in other countries. We use these trademarks and many other marks in our advertisements and other business materials, which are distributed throughout the world. We may be subject to trademark infringement actions for using these and other marks on a worldwide basis and this would be costly to defend. If an adverse trademark infringement action were successful, we would have to stop using the mark and possibly pay damages.

Competition

We believe that the principal elements of competition in our markets are the technical performance characteristics of the DUV light source products and the operating efficiency of the system, which is based on availability, reliability, performance efficiency, throughput, cost of ownership, and overall quality. We believe that we compete favorably with respect to these factors.

We currently have one significant competitor that sells light sources for DUV photolithography applications. This competitor, Gigaphoton, is a Japanese joint venture between two large companies, Komatsu and Ushio. Over the last two years, Gigaphoton gained market penetration in the DUV light source industry and is aggressively trying to gain additional penetration. We know that our lithography tool manufacturer customers have purchased products from this competitor and that these customers have qualified this competitor's light sources for use with some of their products. Additionally, we know that Gigaphoton has been qualified by a number of chipmakers in Japan and other regions in Asia, as well as a few chipmakers in the U.S., and that Gigaphoton has an installed base of light sources at chipmakers in these regions.

In the future, we may experience competition from other companies as well, as next generation technologies must be developed and adopted in order to enable CDs to continue to shrink beyond 32 nm. The most promising of these technologies is EUV, where we have been conducting research and development for years. We expect to ship the first EUV systems to one of our customers in 2009. Other potentially competing technologies include nano-imprint lithography and certain types of maskless lithography, such as multiple electron beam direct write lithography.

To remain competitive, we believe that we will need to manufacture and deliver products to our customers on a timely basis without significant defects and maintain a high level of investment in R&D, sales and marketing. We might not have sufficient resources to continue to make the investments necessary to maintain our competitive position.

Larger companies with substantially greater resources, such as other manufacturers of industrial light sources for advanced lithography, may attempt to sell competitive products to our customers. Potential competitors may also be attracted to our large installed base of light sources and may attempt to supply replacement parts to our customers.

Employees

As of December 31, 2008, we employed 994 persons worldwide. To the best of our knowledge, none of our employees are currently covered by collective bargaining agreements or are members of any labor organization. We have not experienced work stoppages and believe that our employee relations are good. On November 14, 2008 we conducted a reduction in our worldwide workforce of approximately 85 employees, in response to slowdowns in the economy and the semiconductor industry.

Environmental Matters

For a discussion of environmental matters, see Item 1A—Risk Factors.

Executive Officers

Set forth below is certain information regarding our executive officers and their ages as of February 23, 2009.

Name	Age	Position
Robert P. Akins	57	Chairman of the Board and Chief Executive Officer
Edward J. Brown	51	President and Chief Operating Officer
Paul B. Bowman	52	Vice President, Investor Relations and Interim Chief Financial Officer, Treasurer and Secretary
Rae Ann Werner	44	Vice President, Corporate Controller and Chief Accounting Officer

Robert P. Akins, one of our co-founders, has served as our chairman and chief executive officer since our inception in 1986, and served as president from 1986 until May 2000. He currently serves on the board of directors of KLA-Tencor Corporation, SEMI North America, and is Chairman of the Board of Semiconductor Equipment and Materials International ("SEMI"). He is also a member of the council of advisors to the Irwin and Joan Jacobs School of Engineering at the University of California, San Diego ("UCSD"), and serves on the board of the UC San Diego Foundation. Mr. Akins received the Ernst & Young Entrepreneur of the Year Award for San Diego County in 1997, and with fellow co-founder Rick Sandstrom, received the outstanding alumnus award from UCSD, and the prestigious SEMI Award for North America, the highest honor conferred by SEMI, in 1996 for contributions to the field of DUV lithography. Mr. Akins received a bachelor's degree in physics, a bachelor's degree in literature, and a doctorate in applied physics from the University of California, San Diego.

Edward J. Brown, Jr. has served as president and chief operating officer since September 2005. Prior to joining us, Mr. Brown was Group Vice President and Senior Advisor to the President at Applied Materials Inc., the world's largest provider of semiconductor equipment and services. From 1984 until 2005, Mr. Brown held several high-level management positions at Applied Materials, where he was responsible for key business innovations, overseeing global operations, and enabling significant revenue growth. Mr. Brown received a master's degree in business administration from National University and a bachelor's degree in industrial studies from San Diego State University.

Paul B. Bowman has served as vice president of investor relations since May 2008 and was appointed as interim chief financial officer, treasurer and secretary in December 2008. Prior to joining us, Mr. Bowman served as chief financial officer of American Mold Guard, Inc. which was a NASDAQ listed company in the home services industry. From 1996 to April 2006, Mr. Bowman was employed at Applied Materials, Inc., holding positions as the managing director of investor relations, managing director of finance for worldwide manufacturing and controller of the worldwide service division. Prior to Applied Materials, he held various financial management positions at Unisys Corporation and IBM. Mr. Bowman received a bachelor's degree in finance from Shippensburg State University.

Rae Ann Werner has served as vice president, corporate controller, and chief accounting officer since January 2003. Prior to that, she served as our controller from February 1999 to January 2003. From her initial employment with us in November 1993 through 1999, she held a variety of finance positions with increasing responsibilities. Ms. Werner received a bachelor's degree in accounting from San Diego State University.

Executive officers serve at the discretion of the board of directors. There are no family relationships between any of the directors and our executive officers.

Item 1A. Risk Factors

The risks described below may not be the only risks we face. Additional risks that we do not currently believe are material may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock and our market capitalization could decline.

The current global economic recession could harm our revenues and operating results.

The economies of the United States and other developed countries are currently in a recession. We cannot predict either the depth or the duration of this economic downturn.

Our current operating plans are based on assumptions concerning levels of consumer and corporate spending. A general weakening of, or declining corporate or consumer confidence in, the global and domestic economy, or a reduction in corporate or consumer spending, could delay or significantly decrease purchases of our products by our customers, which are driven in part by indirect consumer demand for the electronic devices that contain semiconductor chips. It could also decrease revenues from our installed base products by causing our chipmaker customers to reduce their usage rates.

Our revenues and operating results will be affected by uncertain or changing economic and market conditions, including the continuing crises in global credit markets and financial services industries, inflation, deflation, a prolonged recession or other changes which may impact the principal markets in which we conduct business. If global economic and market conditions, or economic conditions in the United States or other key markets, remain in recession, or deteriorate further, we will experience material impacts on our business, operating results, and financial condition, which could result in a decline in the price of our common stock. If economic conditions worsen, we may have to implement additional cost reduction measures.

Adverse economic and market conditions could also harm our business by negatively affecting the parties with whom we do business, including our business partners, our customers and our suppliers. These conditions could impair the ability of our customers to pay for products they have purchased from us. As a result, allowances for doubtful accounts and write-offs of accounts receivable from our customers may increase. In addition, our suppliers may experience financial difficulties that could negatively affect their operations and their ability to supply us with the parts we need to manufacture our products

Our revenues and operating results from quarter to quarter and year to year have varied in the past and our future operating results may continue to fluctuate significantly.

Factors that contribute to fluctuations in our revenues and operating results include:

- changing global economic conditions, including rising energy prices, inflation, deflation, recession, unemployment, turmoil in the credit markets and financial services industry and credit availability;
- the current global economic recession, including its potential effects on our customers, suppliers, ability to sell products internationally, investments, ability to obtain credit, and exacerbation of the other factors that contribute to fluctuations in our revenues and operating results;
- global demand for semiconductors in general and, in particular, for leading edge devices with smaller circuit geometries;
- cyclicality in the market for semiconductor manufacturing equipment;
- rates at which our chipmaker customers take delivery of photolithography tools from our lithography tool manufacturer customers;
- rates at which lithography tool manufacturer customers take delivery of light source systems from us;
- timing and size of orders from our customers;
- the ability of our customers to pay for products purchased from us;
- our ability to manage customer satisfaction, product reliability, and provide effective field support to our customers;
- increases or decreases in market penetration by our competitor;
- demand for reduced product lead time from our customers;
- the mix of light source models, and the level of installed base products revenues in our total revenues;
- changes in the price and profitability of our products;

- our ability to develop and implement new technologies and introduce new products that meet our customers' needs;
- utilization rates of light sources by our chipmaker customers and pulse usage which impact our installed base products revenues;
- our ability to manage our manufacturing and inventory requirements including our inventory levels and controls at our widely dispersed operations;
- the financial condition of our suppliers which, if negative, could impact their ability to supply us with the parts that we need to manufacture our products;
- foreign currency exchange rate fluctuations and possible protectionist measures in the countries in which we do business;
- our investments in marketable securities;
- changes in our effective tax rate;
- worldwide political instability;
- intellectual property protection; and
- potential impairments to our goodwill or long-lived assets.

We have historically derived the majority of our quarterly and annual revenues from selling light source systems and installed base products used in semiconductor manufacturing. In recent years, light source sales accounted for approximately half of our revenue until 2008, when light source sales fell to 34% of total revenue. Because we sell a limited number of light source system products, the precise timing for recognizing revenue from an order may have a significant impact on our total revenue for a particular period. As is the practice in our industry, our customers may cancel or reschedule orders with little or no penalty. Orders expected in one quarter could shift to another period due to changes in the anticipated timing of our customers' purchase decisions or rescheduled delivery dates requested by our customers. Our operating results for a particular quarter or year may be adversely affected if our customers cancel or reschedule orders, or if we cannot fill orders in time due to unexpected delays in manufacturing, testing, shipping, or product acceptance. In addition, our light source systems used in a production environment generate product revenues based on system usage. As our installed base of light source systems continues to grow, the product revenues generated by the operation of these light sources have a significant impact on our business operations. The revenues from the operation of our installed base of light source systems depend on the rate at which our customers use these light source systems. Our operating results for a particular period may be adversely affected if our customers reduce usage rates or change their buying patterns.

We manage our expense levels based, in large part, on expected future revenues. As a result, our expenses are relatively fixed for the short term, and if our actual revenue decreases below the level we expect or we are not successful in aligning our manufacturing cost structure with decreasing production levels, our operating results will be adversely affected. As a result of these or other factors, we could fail to achieve our expectations as to future revenue, gross profit and gross margin, operating income, net income, earnings per share, and cash flows. Our failure to meet the performance expectations set and published by external sources could result in a sudden and significant drop in the price of our stock, particularly on a short-term basis, and could negatively affect the value of any investment in our stock.

Our business depends on the semiconductor and the semiconductor capital equipment industries, which are volatile and unpredictable.

We derive a substantial portion of our revenues from our lithography tool manufacturer customers who, as original equipment manufacturers ("OEMs"), incorporate our light source systems in photolithography tools that they sell to semiconductor manufacturers, or chipmakers, and from our chipmaker customers who purchase installed base products directly from us in support of their light source systems. Like us, our OEM customers depend on demand for their products from the chipmakers. The capital equipment and related operating expenditures of chipmakers depend on a number of factors, including the current and anticipated market demand for semiconductors and the many products using semiconductors. That demand is volatile and unpredictable.

As a result of the cyclicality of the semiconductor industry, the semiconductor capital equipment industry historically has experienced periodic ups and downs. The cyclical nature of the semiconductor and the semiconductor capital equipment industries affects our ability to accurately predict future revenue and therefore our ability to manage our future expense levels. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction actions may be necessary in order for us to remain competitive and financially sound. During a down cycle or slowdown, we must be in a position to adjust our cost and expense structure to prevailing market conditions while maintaining our longer term strategies, continue to provide outstanding products and support to our customers, and motivate and retain our key employees. During periods of rapid growth, we must be able to increase manufacturing capacity and personnel to meet our customers' needs. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. We are not able to predict with any certainty the duration of any industry cycle or the timing or order of magnitude of any recovery from a down cycle or slowdown.

Downturns in the semiconductor industry often result in decreases in demand for semiconductor manufacturing equipment, including the photolithography tools that our OEM customers produce. Downturns in the semiconductor industry have generally had severe effects on the demand for semiconductor manufacturing equipment and to a lesser extent, the associated installed base products. Fluctuating levels of investment by chipmakers and resulting pricing volatility will continue to materially affect our aggregate bookings, revenues and operating results. Even during periods of reduced revenues we believe we must continue to invest in research and development and to maintain extensive ongoing worldwide customer support capabilities to meet our customers' needs and to remain competitive. Continued spending to further these objectives may temporarily harm our financial results. Semiconductor industry downturns and slowdowns will likely continue to adversely affect our business, financial condition and operating results from time to time, and our operating results may fall below the expectations of public market analysts or investors in future quarters. Any failure to meet such expectations could materially adversely affect the price of our common stock.

Our OEM customers try to manage their inventories and production requirements to appropriate levels that reflect their expected sales to chipmakers. Market conditions in the semiconductor industry and our OEM customers' production efficiency can cause them to expand or reduce their orders for new light source systems as they try to manage their inventories and production requirements. We continue to work closely with our OEM customers to better understand these issues. However, we cannot guarantee that we will be successful in understanding our OEM customers' inventory management or production requirements or that our OEM customers will not build up an excess inventory of light source systems. If our OEM customers retain an excess inventory of light source systems, our revenue could be reduced in future periods as the excess inventory is utilized, which could adversely affect our operating results, financial condition and cash flows. If our OEM customers demand shorter product lead times to improve their inventory and cash positions, our inventory management and cash position may be negatively impacted, which may adversely affect our operating results, financial condition and cash flows.

A significant percentage of our revenue is derived from sales to a limited number of customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, or delay or default on payments, our revenues would be reduced and our financial condition and cash flows would suffer.

Two large companies, ASML and Nikon dominate the photolithography tool business. Collectively, ASML, Nikon and Samsung, one of our chipmaker customers that purchases our installed base products, accounted for the following percentage of our total revenue during the periods indicated:

	Year ended December 31,		
Customer:	**2008**	**2007**	**2006**
ASML	22%	33%	38%
Nikon	20%	19%	16%
Samsung	10%	7%	5%
Total	52%	59%	59%

We expect that sales to these customers will continue to account for a substantial portion of our revenue in the foreseeable future. None of our customers are obligated to purchase a minimum number of our products in the aggregate or during any particular period. We can provide no assurance that any of our customers will continue to purchase our products at past or current levels. Sales to any of these customers may be affected by many factors, some of which are beyond our control. These factors include:

- a prolonged recession or further deterioration of the global economy;
- a change in a customer's competitive position in its industry;
- a customer experiencing production problems;
- a decision to purchase light sources or related products from other suppliers;
- changes in economic conditions in the semiconductor or the photolithography tool industries; and
- a decline in a customer's financial condition.

Collectively, these companies accounted for the following percentage of our total accounts receivable at the dates indicated:

	December 31,	
Customer:	**2008**	**2007**
ASML	32%	31%
Nikon	23%	25%
Samsung	4%	2%
Total	59%	58%

Although our business is not dependent upon a single customer, these three customers account for approximately 52% of total consolidated revenue for the year ended December 31, 2008 and approximately 59% of total accounts receivable at December 31, 2008. Although our overall risk is greater due to the downturn in the global economy, we believe there is limited credit risk exposure for us with these companies who continue to demonstrate sound credit worthiness. However, our ability to collect future revenue from them is dependent on their financial condition and liquidity.

We maintain allowances for potential credit losses associated with the accounts receivable due from our customers, and such losses to date have not exceeded management's expectations. These customers may experience financial difficulties under the current global economic recession and this could negatively impact their liquidity and their ability to pay.

At varying degrees, the loss of any significant business from, or production problems for, any one of these customers would harm our business and financial condition.

Our revenue is derived from the sale of our light source systems and of products in support of the installed base of light source systems being used in production.

We sell excimer light source systems, including KrF and ArF systems, and installed base products. We expect these light source systems and the related products to continue to account for a substantial majority of our revenues in the near term. Continued market acceptance of our light source system products is, therefore, critical to our future success. Our excimer light sources are used in DUV photolithography equipment for the manufacture of semiconductor devices with features of 250 nm and smaller. The demand for our products depends in part on the rate at which chipmakers further adopt excimer light sources as the chosen light source for their photolithography tools and the rate at which they continue to manufacture devices with progressively smaller features. The rate with which chipmakers adopt excimer light sources may vary for a variety of reasons, including:

- performance of new ArF immersion-specific resists;
- potential shortages of specialized materials used in DUV optics;
- the productivity of double-patterning ArF lithography tools;
- consolidation of chipmakers; and
- the level of demand for chips with ever-smaller feature sizes

We cannot guarantee that these factors can or will be overcome or that the demand for our excimer light source products and installed base products will not be materially reduced. The demand for our light source products and installed base products, and therefore our operating results, financial condition and cash flows could be adversely affected by a number of factors, including:

- a decline in demand for our customers' DUV photolithography tools;
- a failure to achieve continued market acceptance of our products;
- a failure to manage customer satisfaction, product reliability, or maintain the effectiveness of direct field support;
- the introduction of one or more improved versions of products by a competitor in the market in which we participate;
- technological changes that we are unable to address with our products;
- a failure to release enhanced versions of our products on a timely basis;
- a decline in chipmaker light source utilization rates or retirement of light sources in our installed base; and
- a prolonged economic downturn or further deterioration in global economic conditions.

The redemption of our convertible subordinated notes in February 2009 will diminish our liquidity.

In February 2009, we paid approximately $143.2 million including accrued interest to redeem our outstanding convertible subordinated notes which reached maturity in 2009. As a result, our total cash and investment balances are significantly lower than they were at December 31, 2008. We believe that our remaining cash resources will be sufficient for our planned operations, but if global economic conditions continue to deteriorate, our business conditions worsen, our plans change or other unanticipated events occur, we may need to raise additional cash through the establishment of financing facilities or the sale of equity or debt securities. Depending on the market conditions at the time, it could be difficult for us to raise the additional cash needed without incurring significant dilution or agreeing to significant restrictions on our ability to operate as currently planned. If we were unable to raise additional cash in such circumstances, we could be required to reduce costs further through the delay, reduction or curtailment of our plans, including further reductions in our global workforce or other cost reduction actions, any of which could have a material adverse effect on our operating results, financial condition or cash flows.

We depend on a few key suppliers for purchasing components and subassemblies that are included in our products.

We purchase a limited number of components and subassemblies included in our light source products from a single supplier or a small group of suppliers. For certain optical, control system and pulse power components and subassemblies used in our light source systems, we currently utilize a single supplier. To reduce the risk associated with this single supplier, we have supply agreements in place and carry a strategic inventory of these components. Strategic inventories are managed as a percentage of future demand. We also have vendor-managed inventory of critical components to further reduce the risk of a single supplier. In addition, we contract for the manufacture of various subassemblies of our products and depend on our contract manufacturers to deliver to our required specifications, schedule, and quality standards. Further, some of our suppliers have specialized in supplying equipment or manufacturing services to semiconductor equipment manufacturers and therefore are susceptible to industry ups and downs and subject to the same risks and uncertainties regarding their ability to respond to changing market and global economic conditions. Because many of these suppliers reduce the size of their workforce in an industry downturn and increase it in an upturn, they may not be able to meet our requirements or respond quickly enough as an upturn begins and gains momentum. Due to the nature of our product development requirements, these key suppliers must rapidly advance their own technologies and production capabilities in order to support the introduction schedule of our new products. These suppliers may not be able to provide new modules and subassemblies when they are needed to satisfy our manufacturing and delivery schedules. These suppliers may also be adversely impacted by economic conditions, including the current global financial crisis, which could result in a lack of available capital and thereby limit their ability to access such capital if needed to fund their operations. In addition, if we cannot purchase enough of these materials, components or subassemblies, or if these items do not meet our quality standards, there could be delays or reductions in our product shipments, which would harm our operating results, financial condition and cash flows.

We depend on the introduction of new products for our success, and we are subject to risks associated with rapid technological change.

Rapid technological changes in semiconductor manufacturing processes subject us to increased pressure to develop technological advances enabling such processes. We believe that our future success depends in part upon our ability to develop, manufacture, timely introduce and support new light source products with improved capabilities on a timely basis and to continue to enhance our existing light source systems and process capabilities. Due to the risks inherent in transitioning to new products, we must forecast accurate demand for new products while managing the transition from older products.

At this time, chipmakers are manufacturing at 65 nm, and a growing number of manufacturers of certain types of memory chips are in production at 55 nm and below. Some advanced logic chips are now in production at 45 nm, while some memory manufacturers have recently commenced production at about the 45 nm node. Additionally, other chipmakers have a significant level of development underway at this node. These efforts, along with expanding use of ArF immersion lithography in production, are driving demand for our most advanced ArF light sources. At the same time, chipmakers also need tools for the less critical layers on wafers, which drive demand for our KrF light source products for DUV photolithography systems as well. After our chipmaker customers have built their capacity to levels appropriate to meet existing demand, their demand for our light source products will depend, in part, on their sales forecasts and their estimates regarding the duration and magnitude of the current industry cycle and whether their projected manufacturing process yields will enable ongoing investments at a suitable level of capacity.

To benefit our customers with more productive, lower cost of operation systems and to continue to grow our business, our existing light source products and their process capabilities must be enhanced, and we must develop and manufacture new products to serve other semiconductor applications. We cannot guarantee that we will be able to manage our business growth effectively. Nor can we guarantee that we will be able to accelerate the development of new enhancements to our existing products and create new products. Further, we may not be able to effectively integrate new products and applications into our current operations. Any of these risks could materially harm our business, financial condition and results of operations.

Future technologies such as EUV, nano-imprint lithography, and certain maskless lithography techniques may render our KrF and ArF excimer light source products obsolete. We must manage product transitions, as the introduction of new products could adversely affect our sales of existing products. If new products are not introduced on time, or have reliability or quality problems, our performance may be impacted by reduced orders, higher manufacturing costs, delays in acceptance of and payment for new products, and additional service and warranty expenses. We may not be able to develop and introduce new products or enhancements to our existing products and processes in a timely or cost effective manner that satisfies customer needs or achieves market acceptance. Failure to develop and introduce these new products and enhancements could materially adversely affect our operating results, financial condition and cash flows.

We are facing and expect to continue facing significant competition from current and future competitors. We believe that other companies are developing systems and products that are competitive to ours and have or are planning to introduce new products to this market, which may affect our ability to sell our new products. Furthermore, new products represent significant investments of our resources and their success, or lack thereof, could have a material effect on our financial results.

We face competition from one company and may face competition from additional competitors who enter the market.

Our future performance depends, in part, upon our ability to continue to compete successfully worldwide. We currently have one competitor that sells light sources for DUV photolithography applications. This competitor, Gigaphoton, is a joint venture between two large companies, Komatsu and Ushio, and is headquartered in Japan. Over the past couple of years, Gigaphoton has gained market penetration in the DUV light source industry and is continuing to aggressively try to gain additional market penetration. We know that our customers have purchased products from this competitor and that our customers have qualified this competitor's light sources for use with their products.

Larger companies with substantially greater resources, such as other manufacturers of industrial light sources for advanced lithography, may attempt to sell competitive products to our customers. Potential competitors may also be attracted to our growing installed base of light sources which represents a steady and significant installed base products revenue stream for us, and they may attempt to supply replacement parts to that installed base. If any existing or future competitors gain market acceptance, we could lose market share and our growth could slow or decline, which could have a material adverse effect on our operating results, financial condition and cash flows.

We must effectively manage changes in our business.

In order to respond to the business cycles of the semiconductor industry and overall economic conditions, over the past few years we have expanded and contracted the scope of our operations and the number of employees in many of our locations and departments. As the semiconductor equipment industry cycle moves between growth and contraction and the condition of the global economy changes, we will need to:

- improve our product reliability through quality control, order fulfillment and customer support capabilities;
- closely manage our global operations and cost structure;
- improve our processes and other internal management systems;
- quickly adapt to changing sales and marketing channels;
- effectively manage our inventory levels; and
- attract, train, retain and motivate key personnel.

If we fail to effectively manage changes in our business, our operating results, financial condition and cash flows will be adversely affected.

Any failure to manage our inventory levels, particularly during the current adverse economic conditions, and our inventory controls at our widely dispersed operations could adversely affect our business, financial conditions and results of operations.

We need to continually evaluate and monitor the adequacy of our inventory levels to avoid stocking excess or obsolete parts, particularly during downturns in the semiconductor industry and the global economy. Our inventory levels increased significantly in 2008 due to increases in our field inventory to support the growing installed base of our light sources, to provide for faster replacement parts availability, to optimize field inventory to support XLR light source system installations and to support our OnPulse usage agreements. The increase in inventory also included inventory related to our TCZ joint venture which is developing flat panel display technologies and EUV systems that are currently being built in support of planned production demand in 2009. This increase in inventory took place during a year when the semiconductor industry entered a downturn and the global economy a recession. As a result, we are closely monitoring and managing our inventory levels to minimize the risk of excess inventory, particularly related to our replacement parts inventory. We have inventory located at warehouses at our corporate office in the United States and at bonded warehouses at our subsidiary offices located in various countries in Asia and Europe. The success of our business depends to a significant degree on our ability to maintain or increase the sales of our products in the markets in which we do business. If we misjudge the market or demand for our products or the overall condition of the global economy, our revenues may decline significantly, which could result in excess inventory levels. As a result of these excess inventory levels, we may be required to significantly write down the value of our inventory which would negatively impact our financial condition and results of operations.

We also need to continually evaluate the adequacy of our existing inventory controls, including the risk of loss of inventory in bonded warehouses. We could also sustain a loss in the event of a catastrophe in any of the locations where we maintain our inventory or if the warehouse company's insurance is inadequate to cover such losses. We will be required to continually analyze the sufficiency of our inventory distribution systems in order to support our operations. We may not adequately anticipate all of the changing demands that will be imposed on these systems. An inability or failure to update our internal inventory distribution systems or procedures as required could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to foreign currency exchange rate fluctuations for all foreign currencies in which we do business and we may be adversely affected by these fluctuations or declining economic conditions in the countries in which we operate.

We have international subsidiaries that operate in foreign currencies and sell our product to most of their customers in these foreign currencies. All of our international subsidiary offices purchase the products that they sell to their customers from our corporate office in U.S. Dollars. During the last quarter of fiscal 2008, we mitigated the risk related to such intercompany inventory sales by utilizing bonded warehouses in Korea, Taiwan and Europe. Inventory held in these bonded warehouses remains the property of our corporate office which is located in the United States and is valued in U.S. Dollars until it is sold to our subsidiary offices.

Although these subsidiary offices are located in various countries in Asia and Europe, and we are subject to foreign currency exchange risks associated with these countries, we currently only hedge foreign currency exposures at our Japanese subsidiary since it accounts for the single largest portion of our foreign operations. When we sell products to our Japanese subsidiary, the sale is denominated in U.S. Dollars. When our Japanese subsidiary sells our products directly to customers in Japan, the sale is denominated in Japanese Yen. Thus, our results of operations may fluctuate based on the changing value of the Japanese Yen to the U.S. Dollar. We manage the exposure of our Japanese subsidiary to these fluctuations through forward contracts to hedge the subsidiary's purchase commitments. Although we enter into such forward contracts, they may not be adequate to eliminate the impact of our exchange rate exposure in Japan.

In addition to the foreign currency exchange risk that we have associated with our Japanese subsidiary, the foreign currency exchange exposure increased significantly in our other international subsidiary offices in 2008, particularly those offices located in Korea and the Netherlands. Since the beginning of 2008 the values of the Korean Won and the Euro have been very volatile against that of the U.S. Dollar. In the third quarter of 2008, both of these currencies declined significantly against the U.S. Dollar, and as a result, we recorded significant foreign currency exchange losses during that period. As a result of the additional foreign currency exposures we experienced in 2008, we have begun expanding our foreign currency hedging program to include balance sheet hedging at our international subsidiary offices. We launched this balance sheet hedging program in February 2009 at one of our international subsidiary offices and plan to implement it at other international subsidiaries during 2009. In addition, we will continue to transition other foreign currency related business practices and processes to be more U.S. Dollar-centric where we deem appropriate. Although we currently enter into forward contracts and have a balance sheet hedging program at some of our international subsidiary offices, these measures may not be adequate to eliminate the impact of our foreign exchange rate exposure. In addition, failure to sufficiently hedge or otherwise manage such foreign currency risks properly could have or continue to have a material adverse effect on our financial condition and results of operations.

Failure to effectively maintain our direct field support organization could have a material adverse effect on our business.

We believe it is critical for us to provide quick and responsive support directly to our chipmaker customers throughout the world that use our light source products in their photolithography systems, and that it is essential to maintain our own personnel or trained third-party resources to provide the high level of support our customers have come to expect. Accordingly, we have an ongoing effort to develop our direct support system with locations in Europe, Korea, Japan, China, Singapore, Taiwan and the U.S. This requires us to do the following:

- recruit and train qualified field service personnel; and
- maintain effective and highly trained organizations that can provide support to our customers in various countries.

We may not be able to attract and train qualified personnel to maintain our direct support operations successfully. Further, we may incur significant costs in providing this support. Failure to implement our direct support operation effectively could harm our operating results, financial condition and cash flows.

We are dependent on our limited manufacturing facilities and on our subcontractors to assemble and test our products.

Operations at our two manufacturing facilities and at our subcontractors are subject to disruption for a variety of reasons, including work stoppages, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters. Such disruptions could cause delays in shipments of our products to our customers. We provide no assurance that alternate production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms, or at all. Such disruption could result in cancellation of orders or loss of customers, which would have a material adverse effect on our operating results, financial condition and cash flows.

We depend on key personnel, especially management and technical personnel, who may be difficult to attract and retain.

We are highly dependent on the services of many key employees in various areas, including:

- research and development;
- engineering;
- sales and marketing;
- field support;
- manufacturing; and
- management.

In particular, there are a limited number of experts in excimer light source technology, and we require highly skilled hardware and software engineers. Competition for qualified personnel is intense and we cannot guarantee that we will be able to continue to attract and retain qualified personnel as needed. We do not have employment agreements with most of our employees. We believe that our future growth and operating results will depend on:

- the continued services of our research and development, engineering, sales and marketing, field support, manufacturing, and management personnel;
- our ability to attract, train and retain highly-skilled key personnel, particularly following our recent reductions in workforce, and deepening uncertainty regarding the outlook for our business; and
- the ability of our personnel and key management to continue to expand, motivate and manage our employee base.

If we are unable to hire, train and retain key personnel as required, our operating results, financial condition and cash flows could be adversely affected.

Economic, political, regulatory and other events in geographic areas where we have significant sales or operations could interfere with our business.

We serve an increasingly global market. A large portion of our total revenues is derived from customers located outside of the U.S. We expect our international sales to continue to account for a very large portion of our total revenues. In order to support our foreign customers, we maintain a manufacturing and field support subsidiary in Korea as well as field support subsidiaries in Japan, the Netherlands, China, Singapore and Taiwan.

We may not be able to manage our operations to address and support our global customers effectively. Further, our investments in these types of activities may not make us competitive in the global market or we may not be able to meet the support or manufacturing levels required by our global customers.

Additionally, we are subject to the risks inherent in doing business globally, including:

- fluctuations in exchange rates and currency controls;
- unexpected changes in regulatory requirements;
- political and economic conditions and instability, including the recent economic turmoil in many parts of the world;
- imposition of trade barriers and restrictions, including changes in tariff and freight rates, foreign customs and duties, such as the Foreign Corrupt Practices Act;
- difficulty in coordinating our management and operations in different countries;
- difficulties in staffing and managing foreign subsidiary and branch operations;
- limited intellectual property protection in some countries;
- potentially adverse tax consequences in some countries;
- the possibility of accounts receivable collection difficulties;
- in Asia, the risk of business interruption and damage from earthquakes;
- the effect of acts of terrorism and war;
- the burdens of complying with a variety of foreign laws including regulatory structures and unexpected changes in regulatory environments; and
- distribution costs, disruptions in shipping or reduced availability of freight transportation.

Many of our chipmaker customers are located in Asia. Economic problems and currency fluctuations affecting these regions in Asia could create a larger risk for us. Even though it has not been difficult for us to comply with U.S. export controls, these export rules could change in the future and make it more difficult or impossible for us to export our products to many countries. We self insure certain risks, including earthquake risk. Any of these vulnerabilities could have a material adverse effect on our business, financial condition and results of operations.

Currently, none of our U.S. or international subsidiary office employees are members of a labor union; however if such employees decide to join a union, our cost of doing business could increase, and we could experience contract delays, difficulty in adapting to a changing regulatory and economic environment, cultural conflicts between unionized and non-unionized employees, strikes and work stoppages, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights. These types of claims could seriously harm our business or require us to incur significant costs.

We believe our success and ability to compete depend in part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We own and have numerous patents pending in the U.S. and various foreign countries covering certain aspects of technology related to light sources and piezo techniques. These patents will expire at various times through 2027.

Our pending patent applications and any future applications might not be approved. Our patents might not provide us with a competitive advantage and may be successfully challenged by third parties. In addition, third parties' patents might have an adverse effect on our ability to do business. Due to cost constraints, we do not seek international patent protection for all inventions that are covered by U.S. patents and patent applications. As a result we do not have foreign patent protection for some of our inventions. Additionally, laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the U.S. Thus, the likelihood of piracy of our technology and products is greater in these countries. Further, third parties might independently develop similar products, duplicate our products, or design around patents that are granted to us.

Other companies or persons may have filed or may file in the future patent applications that are similar or identical to ours. We may have to participate in appropriate proceedings in the courts or the patent offices to determine the priority of inventions. These proceedings may determine that these third-party patent applications have priority over our patent applications. Loss of priority in these interference proceedings could result in substantial cost to us and loss of rights.

We also rely on the following to protect our confidential information and our other intellectual property:

- trade secret protection;
- employee nondisclosure agreements;
- third-party nondisclosure agreements; and
- other intellectual property protection methods.

However, we may not be successful in protecting our confidential information or intellectual property, particularly our trade secrets, because third parties may:

- independently develop substantially the same proprietary information or techniques;
- gain access to our trade secrets from unrelated third parties and/or without obligation of confidentiality; or
- disclose our technology following expiration of their confidentiality obligation.

The parties to whom we have provided research and development services may dispute the ownership of the intellectual property that we developed while performing these services.

In the past, funds from research and development arrangements with third parties have been used to pay for a portion of our own research and development expenses. We received these funds from government-sponsored programs and from customers in connection with our design and development of specific products. Periodically, funds from lithography tool manufacturers and chipmakers are used to fund a small portion of our research and development expenses. In providing these research and development services to these manufacturers, we try to make contractually clear who owns the intellectual property that results from the research and development services we perform. However, disputes over the ownership or rights to use or market this intellectual property may arise between the funding organizations and us. Any dispute over ownership of the intellectual property we develop could restrict our ability to market our products and have a material adverse effect on our business.

If our goodwill, definite lived intangible assets or our property, plant and equipment become impaired we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our amortizable intangible assets, which are primarily patents, and our property, plant and equipment, for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. Goodwill is also tested for impairment at least annually and more often if certain triggering events or circumstances occur. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill, amortizable intangible assets or our property, plant and equipment may not be recoverable include a decline in our stock price and market capitalization, reduced future cash flow estimates for our company, slower growth rates in our industry and adverse global economic conditions. We may be required to record a significant charge in our financial statements during the period in which any impairment of our goodwill, amortizable intangible assets or our property plant and equipment is determined which would negatively impact our results of operations.

We may be subject to patent litigation to enforce patents issued to us or defend ourselves against claimed infringement by our competitor or any other third party.

Third parties have notified us in the past, and may notify us in the future, that we are infringing their intellectual property rights. Also, we have notified third parties in the past, and may notify them in the future, that they may be infringing our intellectual property rights.

We have notified our competitor and others of our U.S. patent portfolio. Specifically, we have notified Komatsu that it may be infringing some of our U.S. patents. We have discussed with Komatsu our claims against each other. Komatsu challenged one of our U.S. patents in the United States Patent and Trademark Office ("USPTO"), but our patent was subsequently re-issued by the USPTO. Also, Komatsu transferred its lithography light source business to our competitor, Gigaphoton. We also have had discussions with a former competitor, Lambda-Physik (a subsidiary of Coherent, Inc.), regarding allegations by each party against the other for possible patent infringement. Any of these discussions with our competitor or former competitor may not be successful and litigation could result.

In the future, patent litigation may result due to a claim of infringement by our competitor or any other third party or may be necessary to enforce patents issued to us. Any such litigation could result in substantial cost to us and diversion of our effort, which would have an adverse effect on our business, financial condition and operating results. Furthermore, our customers and the end-users of our products might assert other claims for indemnification that arise from infringement claims against them. If these assertions are successful, our business, financial condition and operating results may be materially affected. Instead of litigation, or as a result thereof, we may seek a license from third parties to use their intellectual property. However, we may not be able to obtain a license. Alternatively, we may design around the third party's intellectual property rights or we may challenge these claims in legal proceedings. Any adverse determination in a legal proceeding could result in one or more of the following, any of which could harm our business, financial condition and operating results:

- loss of our proprietary rights;
- exposure to significant liabilities by other third parties;
- requirement that we get a license from third parties on terms that are not favorable to us or not available at all; or
- injunction prohibits us from manufacturing or selling our products.

Any of these actions could be costly and would divert the efforts and attention of our management and technical personnel, which would materially adversely affect our business, financial condition and results of operations.

Our investments in marketable securities are substantial and are subject to market, interest and credit risk that may reduce their value.

We maintain a substantial portfolio of investments in marketable securities, particularly in corporate and government fixed income securities and commercial paper. Our earnings may be adversely affected by changes in the value of this portfolio. In particular, the value of our investments may be adversely affected by changes in interest rates, downgrades in the corporate bonds included in the portfolio, the recent turmoil in the credit markets and financial services industry and by other factors which may result in other than temporary declines in the value of our investments. Each of these events may cause us to record charges to reduce the carrying value of our investment portfolio which could have a material adverse effect on our results of operations.

Changes in our effective tax rate may have an adverse effect on our results of operations.

Our future effective tax rate may be adversely affected by a number of factors including:

- changes in available tax credits, particularly the federal research and development tax credit, which was reinstated for 2008 and 2009;
- the jurisdictions in which profits are determined to be earned and taxed;
- the resolution of issues arising from tax audits with various tax authorities;
- changes in the valuation of our deferred tax assets and liabilities;
- adjustments to estimated taxes upon finalization of various tax returns;
- increases in expenses not deductible for tax purposes;
- changes in tax laws or the interpretation of such tax laws, such as the Internal Revenue Service ("IRS") Code Section 199 manufacturing deduction which currently provides a tax benefit; and
- the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes.

Any significant increase in our future effective tax rates could adversely impact net income in future periods. In addition, the IRS and other tax authorities regularly examine our income tax returns. Our financial condition and results of operations could be adversely impacted if any assessments resulting from the examination of our income tax returns by the IRS or other taxing authorities are not resolved in our favor.

Decreased availability of equity awards could adversely affect our ability to attract and retain employees.

We have a limited number of equity awards remaining available to be granted to our employees and directors under our 2005 Equity Incentive Plan. If we are unable to obtain authorization from our stockholders to increase the number of shares available for grant under our equity incentive plans when necessary, we may need to reduce future equity awards and consider alternate forms of compensation to incentivize our employees. In addition, the majority of our outstanding options are priced at less than the per share market valuation of our common stock, which reduces the effectiveness of stock options to hire, retain and incentivize our employees.

We may acquire a business or enter a new market that will involve numerous risks. We may not be able to address these risks successfully without substantial expense, delay or other operational and financial challenges.

The risks involved with acquiring a new company, forming a joint venture, or entering a new market include the following:

- diversion of management's attention and resources to integrate the new company or new business opportunity;
- failure to retain key personnel;
- customer dissatisfaction or performance problems with the acquired company or new product in a new market;
- costs associated with acquisitions and joint ventures and the integration of acquired operations;
- costs associated with developing, marketing, introducing and supporting a new product in a new market;
- failure to commercialize purchased technologies;
- ability of the acquired companies, joint ventures or new markets to meet their financial projections;
- assumption of unknown liabilities or other unanticipated events or circumstances; and
- compliance with the Sarbanes-Oxley Act of 2002, new SEC regulations, NASDAQ Stock Market rules and new accounting pronouncements as they relate to the new company or joint venture.

Mergers, acquisitions and joint ventures, as well as entry into new markets, are inherently subject to multiple significant risks, and the inability to effectively manage these risks could have a material adverse effect on our business. In July 2005, we formed our TCZ joint venture with Zeiss to produce tools for the manufacture of flat panel displays. This is a new market for both us and Zeiss and may involve numerous risks. Any of these risks could materially harm our business, financial condition and operating results. Further, any business that we acquire, any joint venture that we form or new market we may enter may not achieve anticipated revenues or operating results.

We may experience difficulties with our enterprise resource planning ("ERP") system or other critical information systems that we use for the daily operations of our business. System failure or malfunction or loss of data contained in these information systems may result in disruption of our operations and result in our inability to process transactions, and this could adversely affect our financial results.

System failure or malfunction or loss of data which is housed in our critical information systems could disrupt our ability to timely and accurately process transactions and produce key financial reports, including information on our results of operations, financial position and cash flows. Any disruptions or difficulties that may occur in connection with our ERP system or other critical systems could also adversely affect our ability to complete important business processes such as the evaluation of our internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. If we encounter unforeseen problems with regard to our ERP system or other critical information systems, our business could be adversely affected.

Compliance with changing regulations and standards for accounting, corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including new SEC regulations, new NASDAQ Stock Market rules, new accounting pronouncements and the expected future requirement to transition to international financial reporting standards are creating uncertainty and additional complexities for companies such as ours. In particular, the

Section 404 internal control evaluation requirements under the Sarbanes-Oxley Act of 2002 have added complexity and costs to our business and require a significant investment of our time and resources to complete each year. We take these requirements seriously and expect to continue to make every effort to ensure that we receive clean attestations on our internal controls each year from our outside auditors, but there is no guarantee that our efforts to do so will be successful. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonably necessary resources to comply with all other evolving standards. These investments may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities.

We are dependent on air transport to conduct our business and disruption of domestic and international air transport systems could adversely affect our business.

We depend on regular and reliable air transportation on a worldwide basis for many of our routine business functions. If civil aviation in the U.S. or abroad is disrupted by terrorist activities or security responses to the threat of terrorism, regulatory compliance issues or for any other reason, our business could be adversely affected in the following ways:

- supplies of raw materials and components for the manufacture of our products or our customers' products may be disrupted;
- we may not be able to deliver our products to our customers in a timely manner;
- we may not be able to provide timely service of or support for installed light sources for chipmakers; and
- our sales and marketing efforts may be disrupted.

We are subject to many standards and regulations of foreign governments and, even though we intend to comply, we may not always be in compliance with these rules, or we may be unable to design or redesign our products to comply with these rules.

Many foreign government standards and regulations apply to our products and these standards and regulations are frequently being amended. Although we intend to meet all foreign standards and regulations, our products may not comply with all of them. Further, it might not be cost effective for us to redesign our products to comply with these foreign government standards and regulations. Our inability to design products to fully comply with foreign standards therefore could have a material adverse effect on our business.

Our chipmaker customers' prolonged use of our products in high volume production may not produce the results they desire and, as a result, our reputation and that of our customers who supply photolithography tools to the chipmakers could be damaged in the semiconductor industry.

Over time, our light source products may not meet our chipmaker customers' production specifications or operating cost requirements after the light source has been used for a long period in high volume production. If any chipmaker cannot successfully achieve or sustain their volume production using our light sources, our reputation could be damaged with them and with lithography tool manufacturers. This would have a negative impact on our business.

Our operations are subject to environmental and other government regulations that may expose us to liabilities for noncompliance.

We are subject to federal, state and local regulations, such as regulations related to the environment, land use, public utility utilization and the fire code, in connection with the storage, handling, discharge and disposal of substances that we use in our manufacturing process and in our facilities. We believe that our activities comply with current government regulations that are applicable to our operations and current facilities. We may be required to purchase additional capital equipment or other requirements for our processes to comply with these government regulations in the future if they change. Further, these government regulations may restrict us from expanding our operations. Adopting measures to comply with changes in the government regulations, our failure to comply with environmental and land use regulations, or restrictions on our ability to discharge hazardous substances, could subject us to future liability or cause our manufacturing operations to be reduced or stopped.

Our products are subject to potential product liability claims if personal injury or death results from their use.

We are exposed to significant risks for product liability claims if personal injury or death results from the use of our products. We may experience material product liability losses in the future. We maintain insurance against product liability claims; however, our insurance coverage may not continue to be available on terms that are acceptable to us. This insurance coverage also may not adequately cover liabilities that we incur. Further, if our products are defective, we may be required to recall or redesign these products. A successful claim against us that exceeds our insurance coverage level, or any claim or product recall that results in adverse publicity against us, could have a material adverse effect on our business, financial condition and results of operations.

Trademark infringement claims against our registered and unregistered trademarks would be expensive and we may have to stop using such trademarks and pay damages.

We have registered a number of trademarks including "CYMER" and "INSIST ON CYMER" in the U.S. and in some other countries. We are also trying to register additional trademarks in the U.S. and in other countries. We use these trademarks and many other marks in our business and advertising materials, which are distributed throughout the world. We may be subject to trademark infringement actions for using these marks and other marks on a worldwide basis which would be costly to defend. If an adverse trademark infringement action were successful, we would have to stop using one or more of the marks and possibly pay damages and this would have an adverse effect on our financial condition and results of operations.

The price of our common stock has fluctuated and may continue to fluctuate widely.

The price of our common stock has fluctuated in the past and will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors contained in this report.

Various factors may significantly affect the market price and volatility of our common stock, including:

- the cyclical nature of the semiconductor industry;
- actual or anticipated fluctuations in our operating results, including our net income, product gross margins and free cash flow;
- conditions and trends in the light source device and other technology industries;
- announcements of innovations in technology;
- new products offered by us or our competitor;
- developments of patents or proprietary rights;
- changes in financial estimates by securities analysts;
- global political, economic, and market conditions, including a possible prolonged recession or further economic deterioration; and
- failure to properly manage any single or combination of risk factors listed in this section.

Stock markets in the United States experienced extraordinary volatility in 2008. Severe price fluctuations in a company's stock have frequently been followed by securities litigation. If such litigation were initiated against us, it may result in substantial costs and a diversion of management's attention and resources, and therefore it could have a material adverse effect on our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We conduct our operations in both owned and leased properties. Our corporate headquarters and primary manufacturing facilities, as well as a leased warehouse facility, are located in San Diego, California. We also own a manufacturing facility in Korea where we currently refurbish our discharge chamber assemblies for certain models of our light source systems. Additionally, we lease several domestic and international field service offices for our light source products business and an administrative and development facility in Singapore for our TCZ joint venture. We currently have leases for buildings we no longer occupy in San Diego, California which we sublease to third parties. We believe that our operations at these facilities are adequate to meet the needs of our current business operations.

At December 31, 2008 details on our principal leased and owned properties were as follows:

Location	Ownership/Lease Expiration	Square Footage	Primary Usage / Status
San Diego, California(1)	Owned	265,000	Manufacturing and administrative offices
San Diego, California(1)	Owned	135,000	Corporate headquarters, engineering, research and development facilities
San Diego, California	January 2010	108,290	Facility subleased
San Diego, California	January 2010	61,300	Facility subleased
San Diego, California	January 2010	36,959	Facility subleased
San Diego, California	April 2012	24,215	Warehouse facility
Pyongtaek-city, Kyonggi, Korea(2)	Owned	26,000	Manufacturing, sales and administrative
Motoyawata, Japan	June 2010	13,831	Field service and sales office
Hsin-Chu, Taiwan	June 2011	7,963	Field service and sales office
Singapore, Singapore	September 2010	5,507	TCZ headquarters
Pudong, Shanghai, China	October 2010	4,746	Field service and sales office
Maarssen, the Netherlands(3)	May 2009	3,715	Field service and sales office
Singapore, Singapore	June 2009	3,315	Field service and sales office
Veldhoven, the Netherlands	December 2013	2,605	Field service and sales office

(1) Building and land owned by us

(2) Building owned by us. Land leased through December 2020.

(3) This lease will not be renewed in May 2009 and all Maarssen office activities will be combined those of our Veldhoven office with the expiration of this lease.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information. Our common stock is publicly traded on the NASDAQ Global Select Market under the symbol "CYMI." The following table sets forth, for the periods indicated, the high and low prices of our common stock as reported by the NASDAQ Global Select Market.

	2008		2007	
	High	**Low**	**High**	**Low**
First quarter	$38.90	$24.33	$46.68	$39.38
Second quarter	$31.29	$22.86	$45.16	$39.10
Third quarter	$32.34	$24.70	$44.46	$35.10
Fourth quarter	$26.14	$18.36	$44.73	$37.00

Registered Shareholders. On February 23, 2009, the closing sales price of our common stock on the NASDAQ Global Select Market was $18.64 and there were 212 registered holders of record as of that date.

Dividends. We have never declared or paid cash dividends on our common stock and currently do not anticipate paying cash dividends in the future.

Securities Authorized for Issuance Under Equity Compensation Plans. The information required to be disclosed by Item 201(d) of Regulation S-K regarding our equity securities authorized for issuance under our equity incentive plans is incorporated herein by reference to the section entitled "Equity Compensation Plan Information" in our definitive Proxy Statement for our Annual Meeting of Stockholders to be held on May 21, 2009.

Issuer Purchases of Equity Securities. On April 21, 2008, we announced that our board of directors authorized us to repurchase up to $100 million of our common stock. The purchases have been made from time to time in the open market or in privately negotiated transactions. We did not repurchase any shares during the fourth quarter of 2008 and the approximate dollar value of remaining shares that we are authorized to purchase under the program was $77.1 million at December 31, 2008. The program does not have a fixed expiration date and may be discontinued at any time.

Performance Measurement Comparison(1).

The following performance graph shows the total stockholder return of an investment of $100 in cash made on December 31, 2003 in each of (i) our common stock, (ii) a broad equity market index, the securities comprising the Nasdaq Composite Index, and (iii) a published industry or line of business index, the securities comprising the Philadelphia Semiconductor Index (the "SOXX Index"). In previous years, we used the securities comprising the Morgan Stanley High Technology Index as our published industry or line of business index. This index is also shown on the performance graph below during this transition year as required. We elected to change our published industry or line of business index because we feel the SOXX Index represents companies that are more aligned with our business.

The performance graph assumes that $100 was invested on December 31, 2003 in our common stock at the closing price of $46.19 and in each index, and that all dividends were reinvested. No dividends have been declared nor paid on our common stock. The comparisons in the graph below are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Cymer, Inc., The NASDAQ Composite Index,
The Philadelphia Semiconductor Index And The Morgan Stanley High-Technology Index



DOLLARS
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12/31/2003
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12/31/2005
12/31/2006
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12/31/2008

Legend

Symbol	Total Returns Index for:	12/2003	12/2004	12/2005	12/2006	12/2007	12/2008
■	Cymer, Inc.	100.00	63.95	76.88	95.15	84.28	47.43
▲	NASDAQ Composite	100.00	110.08	112.88	126.51	138.13	80.47
◆	Philadelphia Semiconductor	100.00	88.84	115.83	128.45	125.92	91.10
●	Morgan Stanley High-Technology	100.00	107.66	109.85	121.65	145.08	83.68

(1) The material in this section is not "soliciting material" and is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Cymer, Inc. made under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing except to the extent we specifically incorporate this section by reference.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes thereto and with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Annual Report on Form 10-K.

	Years ended December 31,				
	2008	2007	2006	2005	2004(1)
	(in thousands, except per share data and footnotes)				
Consolidated Statements of Operations Data:					
Total Revenues	$ 459,010	$ 521,696	$ 543,855	$383,648	$418,079
Cost of Revenues	241,881	260,280	281,243	227,290	243,473
Gross Profit	217,129	261,416	262,612	156,358	174,606
Operating Expenses:					
Research and development	96,464	81,842	73,974	64,025	58,612
Sales and marketing	24,039	26,163	30,618	25,143	23,369
General and administrative	36,544	38,949	38,889	26,514	31,630
Total operating expenses	157,047	146,954	143,481	115,682	113,611
Operating income	60,082	114,462	119,131	40,676	60,995
Other Income (Expense), net	(9,818)	15,390	19,561	5,112	(421)
Income Before Income Tax Provision & Minority Interest	50,264	129,852	138,692	45,788	60,574
Income Tax Provision	16,587	44,413	46,137	262	15,144
Minority Interest	2,863	2,923	3,093	1,026	(2,276)
Net Income	$ 36,540	$ 88,362	$ 95,648	$ 46,552	$ 43,154
Basic earnings per share	$ 1.22	$ 2.64	$ 2.53	$ 1.29	$ 1.17
Weighted average common shares outstanding	29,924	33,522	37,779	36,017	36,758
Diluted earnings per share	$ 1.22	$ 2.50	$ 2.40	$ 1.27	$ 1.15
Weighted average common and dilutive potential common shares outstanding	29,992	36,784	41,397	36,544	37,584
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 252,391	$ 305,707	$ 302,098	$233,745	$114,246
Working capital	374,799	498,405	686,702	499,670	452,579
Total assets	777,444	794,152	949,094	791,376	818,836
Total long-term liabilities	30,238	181,440	155,503	151,304	208,035
Treasury stock	(473,580)	(450,704)	(150,704)	(50,000)	—
Stockholders' equity	517,776	503,523	687,894	538,454	517,320

(1) During the fourth quarter of 2004, we corrected our accounting treatment for our refurbished inventories and all amounts associated with this correction are included in 2004. This adjustment resulted in a $2.9 million increase in the inventory balance as of December 31, 2004, a $28.5 million increase in 2004 product revenues, a $25.6 million increase in 2004 cost of product sales, and a $2.0 million increase in 2004 net income. See Item 7, "Management's Discussion and Analysis of Financial Position and Results of Operations" under the caption "Critical Accounting Policies and Estimates" for a description of our current accounting treatment for our refurbished inventories.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included in this Annual Report on Form 10-K.

Overview

We provide state-of-the-art lithographic light sources designed to help enable the performance of leading edge wafer steppers and scanners built by the three lithography tool manufacturers, and we provide installed base products to support chipmakers that use these light sources in the production of advanced wafer patterning applications. We currently supply DUV light sources to each of the lithography tool manufacturers, ASML, Canon, and Nikon, who in turn supply their wafer steppers and scanners to chipmakers. In addition, we sell installed base products, which include replacement parts, various service and support offerings and upgrades to lithography tool manufacturers as well as directly to chipmakers. We provide worldwide service and support through certified field service engineers, and we have replacement parts depots located close to many of our customers throughout the world. Our light source systems currently constitute many of the excimer light sources incorporated in lithography wafer stepper and scanner tools at chipmakers worldwide. As the leading supplier of lithography light sources, many of the consumer electronic devices manufactured in the last several years contain a semiconductor manufactured using our light sources.

We currently operate within two reportable segments, Cymer and TCZ. The Cymer segment of our business consists of products including photolithography light sources and installed base products. The TCZ segment is targeting the growing market for LTPS processing used in the manufacture of OLED flat panel displays. No sales or revenues have been earned or recorded to date for our TCZ segment. Additional information regarding our reporting segment is contained in Note 16, Segment and Geographic Information to our consolidated financial statements and in this Item 7. under Results of Operations for the Years Ended December 31, 2008, 2007 and 2006.

Since we derive a substantial portion of our revenues from lithography tool manufacturers and chipmakers, we are subject to the volatile and unpredictable cyclical nature of the semiconductor equipment industry. The semiconductor equipment industry historically has experienced periodic ups and downs, some of them more pronounced than others.

The most recent growth year for the semiconductor equipment industry was 2006, during which we achieved record revenue and net income levels. Although we and many of the companies in our industry initially expected 2007 to be another growth year, activity levels decreased as the year progressed and the semiconductor industry entered a slowdown. In 2008, particularly in the second half of 2008, global economic conditions deteriorated which negatively effected consumer spending on electronics and the downturn in the semiconductor industry worsened significantly. As a result, chipmakers dramatically reduced their capital spending and delayed or cancelled deliveries of equipment originally scheduled to occur in 2008 or 2009.

Our light source system shipments have historically tracked with the semiconductor-equipment cycle while our installed base products and the associated revenue have scaled with utilization of our light sources in the field and the growth of our installed base of light source systems. As a result, our light source systems' unit shipments declined by 49% and the associated revenue by 36% in 2008 as compared to 2007. Although chipmakers began to reduce their manufacturing utilization levels in the second half of 2008 in an effort to align their chip inventories with rapidly declining electronics demand, our installed base products revenue still grew by approximately 9% in 2008 as compared to the prior year. The growth of installed base products in 2008 was driven by increasing pulse utilization in the first half of the year and the overall increase in our installed base of light sources in 2008 as compared to 2007. Installed base product revenue totaled $300.1 million in 2008. Overall, our total revenue declined by approximately 12% in 2008 as compared to 2007.

In 2008 we shipped 100 light source systems with ArF accounting for 79% of the total shipments. Our XLR series accounted for 48 of the 79 ArF light source systems we shipped, with the XLR 500i being selected by chipmakers in the memory, foundry and logic sectors. In 2008, we introduced, and received multiple orders for, the newest light source in the XLR Series, the XLR 500d, designed for dry ArF applications with a CD of 32nm. We believe that we are also well-positioned to support double patterning at 32nm with the XLR 600i, the industry's first 90W ArF light source designed for use in immersion double patterning applications. We received additional orders for multiple XLR 600i systems in the second half of 2008, and multiple units of the XLR500d and XLR600i shipped in 2008. With product demand heavily weighted toward these high productivity ArF light sources, our currency adjusted average selling price ("ASP") continued to rise, reaching $1.6 million during 2008. As a result of this higher ASP in 2008, our light source system revenue did not decline at as high a rate as did the light source system unit shipments from 2007 to 2008.

During 2008 we made significant strides helping customers increase uptime and wafer output, while reducing their cost of operations with longer life modules and enhancements like Gas Lifetime eXtension ("GLX"). We also continued to demonstrate the value of our OnPulse product. OnPulse agreements now cover installations at leading chipmakers in Asia, North America and Europe, all of which have implemented the product to improve wafer production, reduce total operating costs, enhance laser cost predictability, and simplify administration.

In 2008, we continued to make progress on our laser produced plasma EUV source development. During the year we achieved new milestones in energy levels and duration and we demonstrated further improvement in our debris mitigation technology. As part of our multi-year, multi-unit agreement with ASML, we expect to ship several commercial systems in 2009.

Additionally, we are making progress in TCZ, our joint venture with Zeiss that is developing a production tool for the flat panel display industry. TCZ is currently building multiple production tools, and anticipates delivering its first prototype tool in 2009 provided that it receives a purchase order for the tool from its prospective customer.

The global semiconductor industry and the economy as a whole have entered one of the most difficult periods in recent history. Lower consumer spending, tighter credit markets, and rising unemployment are reducing consumer demand for electronics, resulting in an overall slowdown in semiconductor capital spending, including lithography. Visibility into customers' investment plans has been reduced and the timing for capacity orders is uncertain. Demand for new light source systems has declined sharply and demand for installed base products is slowing due to lower utilization of our light source systems by our customers. We expect that the total available light source market will be considerably lower in 2009, and that demand will be dominated by the logic sector. Our expectation for the year is for advanced ArF immersion orders to represent the majority of scanner and light source demand.

We are focused on winning each light source selection by providing customers with increased performance, productivity and lower cost of operations. We will continue to strengthen our leadership position by investing responsibly in research and development, delivering new XLR features and capabilities and successfully commercializing our EUV source product. We are also focused on increasing efficiencies within manufacturing and the field, driving continuous improvement in quality and reliability, and we will continue to maintain tight cost control.

2008—Business and Economic Highlights

2008 was a very volatile economic year. The rate of deterioration in the semiconductor capital equipment industry was unprecedented. In January 2009, Gartner Dataquest forecasted that 2008 worldwide semiconductor capital equipment spending would decrease 30.6% from 2007 levels and that 2009 worldwide semiconductor capital equipment spending is on pace to decline 34.1% from 2008 levels. In response to these rapidly changing business conditions, we took several actions to reduce our cost structure, including executing a reduction in our workforce and reducing operating expenses. During a year of declining demand, we were able to considerably strengthen our DUV product portfolio and overall product reliability, and quality continued to increase. Our installed base products business grew and we believe we are in a leadership position with advanced ArF immersion, next generation laser produced plasma EUV light source technology and TCZ flat panel display technologies.

As a result of the downturn in the global economy and the semiconductor industry and the crisis in the financial markets in 2008, there were negative impacts to our financial results in 2008 beyond those described above related to our revenues. They include the following which we recorded in our consolidated financial statements during the year ended December 31, 2008:

- A $5.3 million impairment of an auction rate security with a face value of $5.6 million in our investment portfolio that we purchased in October 2007. Based on the type and magnitude of this impairment, we were required to record this as an other-than-temporary loss in our consolidated statement of income in 2008.
- Foreign currency losses which totaled $6.6 million and were associated with the significant fluctuations of the foreign exchange rates in the countries in which our subsidiaries are located and do business, particularly the Korean Won, the Japanese Yen and the Euro. This foreign currency exposure is caused by the fact that our foreign subsidiaries purchase inventory from our corporate office in US dollars, but they operate in functional currencies other than U.S. dollars.
- Bad debt expense of $1.9 million as a result of certain of our customers experiencing financial difficulties associated with the downturn in the semiconductor industry and global economy.
- Write downs of the value of our inventory of $5.9 million in response to the decreasing demand for our products and increased risk of parts on hand in excess of our demand plan.

As a result of the above items and the overall decline in our financial performance and net income in 2008, we took the following actions in late 2008;

- In November 2008, we conducted an approximate 8% reduction in our global workforce which resulted in charges of approximately $3.0 million which we recorded in our consolidated financial statements during the three months ended December 31, 2008. This reduction in workforce affected all areas of the company and we anticipate that this action will result in an annual savings of approximately $8.4 million.
- We opened several bonded warehouses abroad in the third and fourth quarters of 2008 in an effort to mitigate the foreign currency exchange rate exposure associated with the inventory sales between our U.S. corporate office and our foreign subsidiaries. With this change, some of the inventory previously purchased from our foreign subsidiaries is now located in bonded warehouses and are owned by our U.S. parent company and, accordingly, valued in U.S. dollars.

2009—Outlook

We anticipate that 2009 will be a very challenging business environment. We expect lithography light source demand and chipmaker factory utilization to be at extremely low levels. Our top priorities are to continue to increase XL platform productivity and reliability, further develop our installed base products business, build upon our EUV program success, and continue to improve the planning and process execution of the company. We will also continue to size the company and its cost structure to address changes in the global business conditions.

In January 2009, we announced that we were taking actions to further lower our global cost structure from those already taken by us in November 2008. These actions included an additional 10% reduction in our global workforce that resulted in charges of approximately $4.5 million which we will record in the first quarter of 2009. In connection with this reduction in workforce, we reduced the annual salaries of certain of our executive officers 10-15% effective in January 2009, reduced all other employees' salaries by 10% and took other actions to significantly reduce other operating expenses, As a result of these actions, we expect to lower our global cost structure by approximately $50 to $55 million annually starting in 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and use judgment that may impact the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. As a part of our ongoing internal processes, we regularly evaluate our estimates and judgments associated with revenue recognition, inventory valuation, refurbished inventories, warranty obligations, stock-based compensation, income taxes, allowances for doubtful accounts, long-lived assets valuation, goodwill valuation, financial assets and liabilities valuation and contingencies and litigation. We base these estimates and judgments upon historical information and other facts and assumptions that we believe to be valid and/or reasonable under the circumstances. These assumptions and facts form the basis for making judgments and estimates and for determining the carrying values of our assets and liabilities that are not apparent from other sources. Adverse global economic conditions, illiquid credit markets, volatile equity, foreign currency and energy markets and declines in consumer spending have combined to increase uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, particularly those related to the condition of the economy, actual results could differ significantly from these estimates.

We believe that revenue recognition, inventory valuation, refurbished inventories, warranty obligations, stock-based compensation, allowance for doubtful accounts, long-lived assets valuation, and income taxes require more significant judgments and estimates in the preparation of our consolidated financial statements than do other of our accounting estimates and judgments.

Revenue Recognition

Our revenues consist of product sales, which primarily include sales of light source systems and installed base products which consist of replacement parts and, to a lesser extent, training, service, upgrades, and refurbishments of our light source systems.

The sales of our light source systems generally include training and installation services. We determined that these elements qualify as one unit of accounting under Emerging Issues Task Force Bulletin No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"), as we do not have evidence of fair value for the undelivered training and installation elements. Furthermore, we determined that the undelivered training and installation elements are perfunctory performance obligations and are not essential to the functionality of our light source systems. For the installation element, we determined it to be a perfunctory performance obligation due to the following: 1) installation of our light source systems is provided primarily as a courtesy to our customers and not as a requirement of the light source system sale, 2) our customers have the capability to perform the installation of the light source systems themselves, 3) we have adequate history performing such light source system installations that we can accurately estimate the installation costs and 4) our cost to perform a light source system installation is less than 1% of the sales price of the light source system and the installation takes a minimal number of hours to perform. In addition, the training services are considered to be perfunctory as they are only provided as a courtesy to our customers and are not a requirement of the light source system sales. Therefore, in accordance with the provisions of Staff Accounting Bulletin No. 104, we recognize revenue when the revenue recognition criteria are met for the light source system, and accrue the costs of providing the training and installation services. We recognize light source system revenue at one of following three points, depending on the terms of our arrangement with our customer: 1) shipment of the light source system, 2) delivery of the light source system or 3) receipt of an acceptance certificate. For the majority of our light source system sales, the shipping terms are F.O.B. shipping point and revenue is recognized upon shipment. For our arrangements which include F.O.B. destination shipping terms, revenue is recognized upon delivery of the light source system to our customer. Lastly, one of our light source system arrangements includes an acceptance provision, which is satisfied by the issuance of an acceptance certificate by the customer. For these transactions, we recognize revenue upon receipt of the acceptance certificate. In addition, we test our light source systems in environments similar to those used by our customers prior to shipment to ensure that they meet published specifications.

On a very limited basis, certain of our product sales include additional elements, such as future product upgrades. For these transactions, we allocate consideration to the multiple elements based on the relative fair values of each separate element which we determine based on prices charged for such items when sold on a stand alone basis. In cases where there is objective and reliable evidence of the fair value of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s), we use the residual method to allocate the arrangement's consideration. If there is no objective and reliable evidence of the fair value of the undelivered item, we account for the transaction as a single unit of accounting per the requirements of EITF 00-21. Our sales arrangements do not include general rights of return.

Revenue from replacement parts is recognized at the point that legal title passes to the customer, which is generally upon shipment from our facility. For a significant portion of our replacement parts sales, our customers return the consumed assembly to us as part of the sale of the new part. We reuse some of the material within these core assemblies, mainly metal components, for the future build of core assemblies. As a result, our revenue consists of both cash and the value of the reusable parts received from our customers as consideration for these spare replacement part sales. Revenue associated with our customers' return of core assemblies is recognized upon receipt of the returned core assembly. The amount of the revenue is determined based upon the fair value of the reusable parts that we expect to yield from the returned core assembly which is based on historical experience.

Service and training revenue is recognized as the services are rendered. Revenue associated with our OnPulse contracts, which include primarily replacement parts and to a much lesser extent services, is recognized based on the pulse usage of the light source systems covered under the contract. Revenue is determined based on a per pulse fee and the number of pulses utilized during each month, with no minimums or maximums. From a revenue classification and reporting standpoint, we are able to determine the relative fair values of the replacement part and service components of the revenues recognized under such contracts. To date, the revenue associated with the service element of our OnPulse contracts when combined with our training, service and service contract revenue has been less than 10% of our total revenue.

On a very limited basis, we sell upgrades for our light source systems or refurbish light source systems owned by our customers to their original or new condition. Revenue from the sale of upgrades is recognized when the upgrade has been successfully installed by us and accepted by the customer. Revenue from refurbished light source systems is recognized when the refurbishment process has been completed and, depending upon the customer, the proper delivery or acceptance terms have been met.

Deferred revenue represents payments received from our customers in advance of the delivery of products and/or services, or before the satisfaction of all revenue recognition requirements as described above.

Inventory Valuation

Our inventories are recorded at the lower of cost, determined on a first-in, first-out basis, or estimated market value, which is defined as the lower of the current replacement cost or net realizable value as defined by Accounting Research Bulletin No. 43, *Restatement and Revision of Accounting Research Bulletins*, if the market value is less than cost. We evaluate the need to record adjustments for impairment of our inventory on a quarterly basis and our policy is to assess the valuation of all inventories, including raw materials, work-in-process, finished goods, replacement parts and reusable parts that we use for our refurbishment activities. Obsolete inventory or inventory for which we either do not have expected usage based on our forecasted demand for the next 12-24 months or do not expect to have a high likelihood of use beyond 24 months is written down to its estimated market value, if less than its cost. When we perform our quarterly analysis of obsolete and excess inventory, we take into consideration certain assumptions related to market conditions and future demands for our products, including changes to product mix, new product introductions, and/or product discontinuances, which may result in excess or obsolete inventory. As part of this analysis, we also determine whether there are potential amounts owed to vendors as a result of cancelled or modified raw material orders. We estimate and record a separate liability, which is included in accrued and other liabilities in the accompanying balance sheets for such amounts owed.

The methodologies used to analyze excess and obsolete inventory and determine the value of our inventory are significantly affected by future demand and usage of our products. There are many factors that could potentially affect the future demand or usage of our products, including the following:

- Condition of the semiconductor industry, which is cyclical in nature;
- Overall condition of the world economy which can positively or negatively impact the demand for our products;
- Rate at which our lithography tool manufacturers and chipmaker customers take delivery of our light source systems and our replacement parts;
- Loss of any of our major customers or a significant change in demand from any of these customers;
- Overall mix of light source system models or replacement parts and any changes to that mix required by our customers;
- Utilization rates of our light sources at chipmakers; and
- Engineering change orders.

Based upon our experience, we believe that the estimates we use to calculate the value of our inventories are reasonable and properly reflect the risk of excess and obsolete inventory. If actual demand or the usage periods for our inventory are substantially different from our estimates, such differences may have a material adverse effect on our financial condition and results of operations. During adverse economic conditions, such as those that existed in the second half of 2008 and are expected to continue into 2009, it is difficult to estimate the future demand for our products. As a result, the likelihood that the usage period for our inventory will substantially differ from our estimates is increased. In order to minimize this risk, we used the most current demand plan information available to us so that the calculations for our excess inventory reflect the current state of the economy and our business, which have both deteriorated from prior periods.

Refurbished Inventories

As part of our regular business activities, we conduct significant parts refurbishment and material reclaim activities related to some of our core assemblies, particularly our chamber assemblies. These activities involve arrangements with our customers where we sell a new part to the customer at a reduced sales price if the customer returns the consumed core assembly that the new part replaces. These returned core assemblies contain a certain amount of material, primarily metal components, that may be reused by us in the manufacture of future core assemblies. Upon receipt of these consumed core assemblies from our customers, we record an entry to recognize the estimated fair value of the reusable components either 1) as revenue if the return of the core assembly relates to a spare part replacement sale or 2) as a reduction in cost of revenue if the return of the core assembly is related to a part being replaced under our warranty provisions or under a service or support contract with our customer. The value of the reusable parts contained within the consumed assembly is determined based upon historical data on the value of the reusable parts that we typically yield from a consumed core assembly. As part of our normal excess and obsolete inventory analysis, these consumed core assemblies are also reviewed on a monthly basis and an adjustment to inventory is recorded as appropriate for these parts.

Warranty Obligations

We maintain an accrual for the estimated cost of product warranties associated with our product sales. Warranty costs include replacement parts and labor costs to repair our products during the warranty periods. At the time revenue is recognized, we record a warranty provision, which is included in cost of revenues in our consolidated statements of income. The warranty coverage period and terms for light source systems and replacement parts varies by light source system model. The warranty provision for our products is reviewed monthly and determined by using a statistical financial model, which takes into consideration actual historical expenses, product failure rates, and potential risks associated with our different products. This model is then used to estimate future expenses related to warranty and the required warranty provision. The risk levels and historical cost information and failure rates used within this model are reviewed throughout the year and updated as these inputs change over the product's life cycle. Due to the highly technical nature of our light source system products, the newer model light sources and the modules contained within them have higher inherent warranty risks with their initial shipments and require higher warranty provisions until the technology becomes more mature.

We actively engage in product improvement programs and processes to limit our warranty costs, but our warranty obligation is affected by the complexity of our product, product failure rates and costs incurred to correct those product failures at customer sites. The industry in which we operate is subject to rapid technological change, and as a result, we periodically introduce newer, more complex light sources. Although we classify these newly released light source models as having a higher risk in our warranty model resulting in higher warranty provisions, we are more likely to have differences between the estimated and actual warranty costs for these new products. This is due to us having limited or no historical product performance data on which to base our future warranty costs. Warranty provisions for our older and more established light source models are more predictable as we have more historical information available on these products. If actual product failure rates or estimated costs to repair those product failures were to differ from our estimates, revisions to our estimated warranty provision would be required, which could have a material adverse effect on our financial condition and results of operations.

Stock-Based Compensation

We adopted the provisions of Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R") "Share-Based Payment," on January 1, 2006. SFAS No. 123R requires companies to estimate the fair value of stock- based compensation awards on the date of grant using an option-pricing model and amortize the resulting expense over the requisite service period of the award, which is generally the vesting period. Upon adoption of SFAS No. 123R, we elected to use the Black-Scholes option pricing model to estimate the fair value of stock options that we grant under our equity incentive plans. In order to determine the fair value of stock option grants under the Black-Scholes option pricing model, we must use subjective assumptions including the expected term of the stock options and our expected stock price volatility over the expected term of the stock options. SFAS No. 123R also requires that a forfeiture rate be estimated and included in the calculation of stock-based compensation expense at the time that the stock option or other stock awards such as our restricted stock unit awards are granted and revised if necessary in subsequent periods if actual forfeiture rates differ from those estimates.

We use a combination of historical and implied volatility ("blended volatility") to determine the expected stock volatility that we include in the Black-Scholes option pricing model to value our stock options. Historical volatility is based on a period commensurate with the expected term of the options. Implied volatility is derived based on six-month traded options of our common stock. The expected term of our stock options represents the period of time options are expected to be outstanding and is based on observed historical exercise patterns for our company which we believe are indicative of future exercise behavior. We estimate forfeiture rates based on the historical activity for our company which we believe are indicative of future forfeiture rates.

If we change any of the key assumptions that we use in the Black-Scholes option pricing model as described above, or if we decide to use a different valuation model in the future or change our forfeiture rate, the compensation expense that we record under SFAS No. 123R may differ significantly in the future from what we have recorded in the current period and could materially impact our financial condition and operating results. Our key assumptions such as volatility and the forfeiture rate can be materially impacted during adverse economic conditions such as those we experienced in the second half of 2008 and those that we expect to continue into 2009.

During the first quarter of 2008, we granted performance restricted stock units ("PRSUs") to our executive officers and certain key employees under our new Long-Term Incentive Program which became effective on January 1, 2008. PRSUs are a form of share-based award in which the number of shares ultimately received will be determined based on our relative performance compared to a specified group of peer companies over a three-year performance period and eligible individual's management by objectives ("MBO") achievement during the same three year performance period. The value of each PRSU is determined on the grant date, based on our stock price, and assumes that performance targets will be achieved. During each quarter over the three-year performance period, we will calculate and record the stock-based compensation expense for the PRSUs using the following estimates: 1) our expected performance (both revenue growth and net income growth) as compared to the specified peer group companies as defined by the plan over the three year period and 2) the expected average percentage achievement of each of the participant's individual MBO goals over the three year period. The results of these two estimates are used to calculate the expected PRSUs which will vest at the end of the three year period and the resulting quarterly stock-based compensation expense. At each reporting period, we reassess these estimates and the probability of meeting these goals and adjust our estimated stock-based compensation expense accordingly. If actual results are not consistent with our initial assumptions and judgments used in estimating the forecasted metrics, we may be required to increase or decrease compensation expense, which could materially impact our financial condition and operating results.

Allowance for Doubtful Accounts

A majority of our trade receivables are derived from sales to large photo lithography tool manufacturers or semiconductor manufacturers located throughout the world. In order to monitor potential credit losses, we perform periodic credit evaluations of our customers' financial condition. We maintain an allowance for doubtful accounts for probable credit losses based upon our assessment of the expected collectability of all accounts receivable. We review the allowance for doubtful accounts on a quarterly basis to assess the adequacy of the allowance. We take into consideration the following when making this assessment;

- Our customer's payment history and how current they are on paying their outstanding receivables balance;
- Our history of successfully collecting on past due or aged receivables if such exist for our customers;
- Our customer's current financial condition and any circumstances of which we are aware that would impact our customer's ability to meet its financial obligations; and
- Our judgments as to prevailing economic conditions in the industry and world economy and their impact on our customers.

If circumstances change, and the financial condition of our customers are adversely affected and they are unable to meet their financial obligations to us or the judgments used by us to determine a customer's allowance prove to be incorrect or inaccurate, we may need to record additional allowances. In addition, due to the fact that our products are fairly expensive and we deal with a limited customer base, the trade receivable balance owed by any one customer can be significant. As a result, if our judgment on the financial condition of a our customers, even a single customer, proves to be incorrect, we would have to record additional and potentially significant allowances and bad debt expense which would have a material impact on our business, financial condition and results of operations.

Long-Lived Assets Valuation

Included in our long-lived assets are property, plant and equipment and definite lived intangible assets. We account for the valuation and disposal of our long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the long-lived asset's physical condition, and operating or cash flow losses associated with the use of the long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows (undiscounted and without interest) expected to be generated by the asset. Assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If such assets are considered to be not recoverable (i.e. carrying amount is greater than the undiscounted cash flows), the impairment is measured and recorded based upon the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Significant judgments and estimates by management are required to project cash flows and, if required, estimate the fair value of the impaired long-lived assets. The estimated future cash flows are based upon, among other things, our strategic plans with regard to our business and operations, assumptions about expected future operating performance, and the interpretation of current and future economic indicators. During time periods when the global economy is in a downturn or recession, such as it entered in 2008 and in which it remains in 2009, it is very difficult to estimate future cash flows as it requires management at the company to make judgments on when and how quickly the economy and the company's business will recover. To the extent that the judgments used by us to calculate our future cash flows prove to be inaccurate or there are significant changes in market conditions, the overall condition of the global economy or our strategic plans change, it is possible that our conclusions regarding long-lived asset impairment could change. This could result in significant impairment charges which would have a material adverse effect on our business, financial position and results of operations.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," which requires deferred tax assets and liabilities to be recognized using enacted tax rates for the effect of temporary differences between the financial statement and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. We have determined that our future taxable income will be sufficient to recover the majority of our deferred tax assets. If in the future we determine that a change has occurred which will not allow this recovery, we will record a valuation allowance against our deferred tax assets. This will result in a charge against our income tax provision.

The calculation of our tax provision is dependant upon the geographic composition of our world wide earnings, tax regulations governing each region and the availability of tax credits. In addition, the calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations. We recognize these uncertainties based on Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." The final payment of the amounts regarding these uncertainties may ultimately prove to be less than or greater than our estimate. If this occurs there will be either a benefit or a charge to our income tax provision.

RESULTS OF OPERATIONS

The following table sets forth certain items in our consolidated statements of income as a percentage of total revenues for the periods indicated:

	Years ended December 31,		
	2008	**2007**	**2006**
Revenues:			
Product and service sales	99.5%	99.3%	98.7%
Product sales—related party	0.5%	0.7%	1.3%
Total revenues	100.0%	100.0%	100.0%
Cost of Revenues:	52.7%	49.9%	51.7%
Gross Profit	47.3%	50.1%	48.3%
Operating expenses:			
Research and development	21.0%	15.7%	13.6%
Sales and marketing	5.2%	5.0%	5.6%
General and administrative	8.0%	7.5%	7.2%
Total operating expenses	34.2%	28.2%	26.4%
Operating income	13.1%	21.9%	21.9%
Total other income (expense), net	(2.1)%	3.0%	3.6%
Income before income tax provision and minority interest	11.0%	24.9%	25.5%
Income tax provision	3.6%	8.5%	8.5%
Minority interest	0.6%	0.6%	0.6%
Net income	8.0%	17.0%	17.6%

We currently operate within two reportable segments, Cymer and TCZ. The Cymer segment of our business consists of products including photolithography light sources and installed base products. The TCZ segment is targeting the growing market for LTPS processing used in the manufacture of flat panel displays. No sales or revenues were earned or recorded for the years ended December 31, 2008, 2007 and 2006 for the TCZ segment. As a result, no cost of revenue was recorded for these same years. The discussion which follows for operating expenses and other income and expenses includes our consolidated expenses and identifies expenses associated with the TCZ segment for the years ended December 31, 2008, 2007 and 2006. Additional information regarding our reporting segments is contained in Note 16, "Segment and Geographic Information" to our consolidated financial statements.

YEARS ENDED DECEMBER 31, 2008 and 2007

Revenues. The types of revenue that we generate and how we recognize revenue for each is explained above under the heading "Critical Accounting Policies and Estimates."

The following table summarizes the components of our revenue (in thousands, except units sold):

	Years Ended December 31,			2008 vs. 2007	
	2008	2007	2006	Increase (decrease)	% Change
Light source systems:					
Revenue	$157,739	$245,831	$282,449	$(88,092)	(36)%
Units sold	100	196	280	(96)	(49)%
Average selling price(1)	$ 1,575	$ 1,260	$ 1,009	$ 315	25%
Installed base product sales	$300,989	$275,180	$261,011	$ 25,809	9%
Product Sales	$458,728	$521,011	$543,460	$(62,283)	(12)%
Other revenue	$ 282	$ 685	$ 395	$ (403)	(59)%
Total revenue	$459,010	$521,696	$543,855	$(62,686)	(12)%

(1) For purposes of calculating the average selling price, we have excluded the effect of deferred light source system revenue between periods in order to present the actual average selling price per light source system sold.

Total revenue decreased 12% in 2008 compared to 2007. The decline in revenue was primarily due to a 36% decline in our light source system revenue, which was partially offset by a 9% increase in our installed base product revenue in 2008 as compared to 2007. A total of 100 light source systems were sold in 2008 compared to 196 light source systems sold in 2007. The decrease in light source systems revenue was due to the lower number of light source systems that we sold as a result of the reduced need for capacity expansion by our chipmaker customers, the downturn in the semiconductor capital equipment industry and the deterioration of the global economy. The average selling price of these light source systems increased 25% to $1.6 million in 2008 from $1.3 million in 2007. This increase in the average selling price is due to the continued adoption of our most advanced ArF light sources for high volume immersion production applications which include our XLR series light source system. On a foreign currency adjusted basis, the average selling price increased 24% from 2007 to 2008 due to the continued shift in the product mix to our higher priced ArF light source systems. ArF light source systems accounted for 92% of light source systems revenue for 2008 compared to 84% of light source system revenue for 2007.

Our installed base product revenues increased 9% in 2008 from the 2007 levels. These higher revenues from year to year are due to the growth of our installed base and increasing pulse utilization in the first half of 2008, the strong adoption of our OnPulse contracts and the sale of other laser productivity enhancements such as GLX. There were no revenues recorded or earned associated with our TCZ joint venture in 2008, 2007 or 2006.

We anticipate that our total revenue for the first quarter of 2009 will be significantly lower than the fourth quarter 2008 levels. In the first quarter of 2009, demand for new light sources has declined sharply and demand for installed base products is slowing. Due to low chipmaker demand for new lithography tools, coupled with low visibility, we expect our direct customers to continue to draw upon their inventory of light sources to minimize new purchases and preserve cash. We expect that foundry utilization will remain very low, with higher pulsing memory utilization declining, albeit to a lesser extent. We expect to see continued decline in lower pulsing KrF while ArF immersion utilization is expected to continue to rise. We do not expect the increase in the utilization of ArF immersion systems to completely offset the decrease in the utilization of higher pulsing systems for memory lithography and lower pulsing KrF sources. As a result, our installed base products revenue is anticipated to decline substantially in the first quarter of 2009 from the fourth quarter 2008 levels. In addition, we anticipate that our revenues throughout 2009 will be significantly lower than 2008 due to deterioration of the global economy and our expectation that it will not recover in 2009.

Our DUV backlog includes only those orders for which we have received a completed purchase order from a customer, and that will be delivered to the customer within the following twelve months. In addition, our DUV backlog does not include services which will be provided to our customers in the future or under service contracts. For the year ended December 31, 2008, our backlog totaled $78.4 million and total bookings were $432.0 million which yielded a book-to-bill ratio of 0.83 compared to the year ended December 31, 2007, where our backlog was $105.5 million and total bookings were $532.8 million yielding a book-to-bill ratio of 0.96. The decline in backlog, book-to-bill and bookings from year to year primarily reflects the downturn in the semiconductor capital equipment industry as a result of the deterioration of the global economy.

We installed 123 light sources at chipmakers and other end-users during the year ended December 31, 2008 as compared to 209 light sources installed during the year ended December 31, 2007. Sales to ASML and Nikon, two of our three lithography tool manufacturing customers, and Samsung who purchases installed base products from us, amounted to 22%, 20% and 10%, respectively, of total revenue for 2008, and 33%, 19% and 7%, respectively, of total revenue for 2007.

Our sales are generated primarily by shipments to customers in the United States, Japan, and Korea and, to a lesser extent, other Asian countries and Europe. Approximately 83% and 85% of our sales in 2008 and 2007, respectively, were derived from customers outside the U.S. We maintain a wholly owned Japanese subsidiary, Cymer Japan, which sells to our Japanese customers. Revenues from Japanese customers, generated primarily by Cymer Japan, accounted for 25% and 23% of total revenues for 2008 and 2007, respectively. The activities of Cymer Japan are limited to sales and service of products purchased by them from our corporate office. We anticipate that international sales will continue to account for a significant portion of our sales.

Cost of Revenues. Cost of revenues includes direct material and labor, warranty expenses, license fees, manufacturing and service overhead, and foreign exchange gains and losses on foreign currency exchange contracts ("forward contracts") associated with purchases of our products by Cymer Japan for resale under firm third-party sales commitments. Shipping costs associated with our product sales are also included in cost of product sales. We do not charge our customers for shipping fees. The cost of revenues decreased 7.1% to $241.9 million for 2008 from $260.3 million for 2007. This decrease in the cost of revenues was primarily due to a decrease in sales of light source system in 2008 compared to 2007. This decrease was partially offset by higher costs associated with our installed base products and a $5.9 million write down of our inventory during the year in response to the decreasing demand for our products and increased risk of parts on hand being in excess of our demand plan.

Gross profit decreased 16.9% to $217.1 million for 2008 from $261.4 million for 2007. The gross margin on product sales was 47.3% for 2008 compared to 50.1% for 2007. This decrease in gross profit and gross margin in 2008 as compared to 2007 was primarily due to the increasing percentage of our revenues being attributable to installed base products which generate lower margins. In addition gross profit and gross margin were negatively impacted by the write down of our inventory values, higher rework expenses, and increased warranty costs for 2008 compared to 2007.

We anticipate that gross margin will be lower in the first quarter of 2009 as compared to the fourth quarter of 2008. A higher mix of our lower margin installed base products revenue and a higher percentage of fixed manufacturing cost relative to lower revenue levels are expected to result in a lower overall gross margin. We will also record charges that will impact cost of revenues in the first quarter as a result of our January 15, 2009 reduction in workforce. In addition, if we are not successful in aligning our manufacturing cost structure with our decreasing production levels that are expected in 2009, we may not be able to absorb these costs and this could negatively impact our gross margin on product revenues.

CYMER AND TCZ SEGMENTS OPERATING EXPENSES AND OTHER INCOME (EXPENSE) FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

The following table summarizes operating data for our Cymer and TCZ operating segments. (in thousands):

	Year Ended December 31,			2008 vs. 2007	
	2008	2007	2006	Increase (decrease)	% Change
Research and development expenses					
Cymer consolidated	$96,464	$81,842	$73,974	$ 14,622	17.9%
TCZ	4,792	4,222	2,941	570	13.5%
Sales and marketing expenses					
Cymer consolidated	$24,039	$26,163	$30,619	$ (2,124)	(8.1)%
TCZ	1,511	2,127	2,913	(616)	(29.0)%
General and administrative expenses					
Cymer consolidated	$36,544	$38,949	$38,888	$ (2,405)	(6.2)%
TCZ	609	1,428	2,223	(819)	(57.4)%
Total other income (expense)—net					
Cymer consolidated	$ (9,818)	$15,389	$19,561	$(25,207)	(163.8)%
TCZ	(468)	564	608	(1,032)	(183.0)%

Research and Development. Research and development expenses include costs of internally-funded projects as well as continuing product development support expenses, which consist primarily of employee and material costs, depreciation of equipment and other engineering related costs. Research and development expenses increased 17.9% to $96.5 million for 2008 from $81.8 million for 2007 due primarily to costs associated with our increased focus on EUV light source development and the beginning stages of its commercialization and product development and efforts associated with our TCZ segment and the LTPS technology. The increase in research and development costs were offset by decreases in variable compensation costs of $5.7 million associated with our incentive bonus program, some of which we were able to fund in 2007 but did not fund in 2008. As a percentage of total revenues, research and development expenses increased 5.4 percentage points to 21.0% for 2008 from

15.7% for 2007. Our investment in research and development is expected to continue as we produce products, such as EUV, that can provide us with a competitive advantage in the semiconductor industry. As a result of the November 2008 and January 2009 cost reduction actions, we anticipate that our research and development expenses for 2009 will be lower than our 2008 levels.

Research and development expenses for the TCZ segment increased 13.5% to $4.8 million for 2008 from $4.2 million for 2007, due primarily to an increase in depreciation expense and employee compensation and benefits expenses.

Sales and Marketing. Sales and marketing expenses include sales, marketing and other marketing expenses. Sales and marketing expenses decreased 8.1% to $24.0 million for 2008 from $26.2 million for 2007. The decrease in sales and marketing expenses is primarily due to a $2.8 million decline in variable compensation costs associated with our incentive bonus programs, some of which we were able to fund in 2007 but did not fund in 2008. These decreases in sales and marketing expenses were partially offset by increases in employee related salaries and benefits of $1.4 million. This increase in salaries and benefits includes approximately $286,000 of payroll and severance costs associated with the reduction in our worldwide workforce that occurred in November 2008. As a percentage of total revenues, such sales and marketing expenses increased to 5.2% for 2008 from 5.0% for 2007. As a result of the November 2008 and January 2009 cost reduction actions, we anticipate that our sales and marketing expenses for 2009 will be lower than our 2008 levels.

Sales and marketing expenses associated with the TCZ segment decreased 29.0% to $1.5 million for 2008 from $2.1 million for 2007 due primarily to decreases in employee compensation and benefits related expenses as a result of lower executive headcount in 2008 compared to 2007 and lower travel and entertainment expenses in 2008 as compared to 2007.

General and Administrative. General and administrative expenses consist primarily of management and administrative personnel costs, professional services, including external audit fees, and administrative operating costs. General and administrative expenses decreased 6.2% to $36.5 million for 2008 from $38.9 million for 2007. The decrease in general and administrative expenses is primarily due to a $4.3 million decrease in variable compensation costs associated with our incentive bonus programs some of which we were able to fund in 2007 but did not fund in 2008. In 2008 we also reversed $1.0 million in bonuses recorded for prior year long-term incentive bonus programs for employees who were terminated employees in 2008 and are no longer eligible to be paid these bonuses. In addition, professional fees decreased $2.4 million from 2007 to 2008 primarily due to decreases in professional accounting service fees which were related to the adoption and implementation of FIN 48 during 2007. These decreased expenses were offset by increases in employee related salaries and benefits and travel expenses of $2.2 million, and a $308,000 asset impairment related to certain equipment. In addition, we recorded bad debt expense of $1.9 million as a result of certain of our customers that we identified as being at risk as a result of their current financial condition being negatively impacted by the downturn in the semiconductor industry and the global economy. Further, we also incurred increases in general operating expenses related to our facilities of $520,000 in 2008 compared to 2007. As a percentage of total revenues, general and administrative expenses increased to 8.0% for 2008 from 7.5% for 2007. As a result of the November 2008 and January 2009 cost reduction actions, we anticipate that our general and administrative expenses for 2009 will be lower than our 2008 levels, but our general and administrative expenses could increase in 2009 if additional customers experience financial difficulties as a result of the economic recession and we have to record additional bad debt expense.

General and administrative expenses associated with the TCZ segment decreased 57.4% to $609,000 for 2008 from $1.4 million for 2007 due primarily to a decrease in variable costs associated with the TCZ incentive program and a reduction in employee compensation and benefits related expenses. The reduction in the variable incentive program expenses was due to amounts recorded in the prior year which we reversed in the third quarter of 2008 due to changes in TCZ's expected results which were identified in the third quarter of 2008. These increases in expenses were partially offset by an increase in outside services expense.

Total Other Income (Expense)—Net. Net other income (expense) consists primarily of interest income earned on our investment and cash portfolio, interest expense incurred on our convertible subordinated notes and foreign currency exchange gains and losses associated with fluctuations in the value of the functional currencies of our foreign subsidiaries against the U.S. dollar. Other expense, net totaled $9.8 million for 2008 compared to other income, net of $15.4 million for 2007. The change from net other income to net other expense from year to year was primarily due to a significant reduction in interest income from year to year as a result of lower overall cash and investment balances and lower interest rate yields and foreign currency exchange losses of $6.6 million which we recorded during 2008 as compared to foreign currency gains of $2.0 million which we recorded during 2007. This change from foreign currency exchange gains to losses from year to year is primarily due to the volatility of the foreign currencies in which our subsidiary offices conduct business as measured against the U.S. Dollar. In the second half of 2007, several of these currencies strengthened against the U.S. Dollar, whereas in the second half of 2008, their value, particularly that of the Korean Won and the Euro significantly declined against the U.S. Dollar. To mitigate the risk of future foreign currency exchange exposure, we are expanding our foreign currency hedging program in 2009 and transitioning other currency related business practices to be more U.S. Dollar centric.

In addition, we recorded a $5.3 million write-down of our investments in 2008 related to the sole auction rate security that is included in our investment portfolio and has a par value of $5.6 million. Based on the continued crisis in the credit market and the significant downgrading of this auction rate security in 2008, our evaluation of its fair value at December 31, 2008 resulted in an other-than-temporary impairment totaling $5.3 million.

Total other income (expense)-net associated with the TCZ segment decreased to a net other expense of $468,000 in 2008 from a net other income of $564,000 in 2007. We recorded foreign currency exchange losses of $586,000 during 2008 as compared to foreign currency exchange gains of $115,000 during 2007 primarily due to cash balances held by TCZ during 2008 in non-functional currencies such as the Euro and Singapore dollars. In addition, we recorded interest income of $118,000 during 2008 compared to interest income of $449,000 during 2007 due to lower cash balances and lower interest rates during 2008 as compared to 2007.

Income Tax Provision. The tax provision of $16.6 million and $44.4 million for 2008 and 2007, respectively, reflects an annual effective rate of 33.0% and 34.2%, respectively. The decrease in the effective rate from 2007 to 2008 is due to the large investment in the EUV technology resulting in a research and development credit on lower profit before tax in 2008. The annual effective tax rates for 2008 and 2007 were less than the U.S. statutory rate of 35% primarily as a result of permanent book tax differences such as the research and development tax credits, and the Manufacturing Activity deduction under Internal Revenue Code Section 199 (the "199 deduction"). Our future annual effective tax rate depends on various factors, such as potential changes to the tax laws in both the US and foreign jurisdictions and the geographic compositions of our pre-tax income.

YEARS ENDED DECEMBER 31, 2007 AND 2006

Revenues. Total revenue decreased 4% in 2007 to $521.7 million from $543.9 million in 2006. The decline in revenue was primarily due to lower light source system revenues, which were partially offset by continued growth in our installed base product revenues in 2007 as compared to 2006. The average selling price of our light source systems increased 25% year over year due to a significant shift by our customers toward our most advanced ArF immersion light sources. The decrease in units of light source systems sold from 2006 to 2007 reflected the slowing conditions in the semiconductor industry and the reduced need for capacity expansion by our chipmaker customers.

Our installed base product revenue increased 5% to $275.2 million in 2007 from $261.0 million in 2006. These higher revenues from period to period were due to the continued growth in 2007 of the installed base of our products and the increased utilization of them by our chipmaker customers. Average utilization of our light sources by our customers increased 20% from 2006 to 2007, resulting in an increased demand for our installed base products. Revenues from funded development contracts which primarily include activities performed for our customers and under license agreements were $685,000 for 2007 compared to $395,000 for 2006. There were no revenues recorded or earned associated with our TCZ segment in 2007 or 2006.

Sales to two of our three lithography tool manufacturing customers, ASML and Nikon, amounted to 33% and 19%, respectively, of total revenue for 2007, and 38% and 16%, respectively, of total revenue for 2006.

Approximately 85% and 84% of our sales in 2007 and 2006, respectively were derived from customers outside the U.S. We maintain a wholly owned Japanese subsidiary, Cymer Japan, which sells to our Japanese customers. Revenues from Japanese customers, generated primarily by Cymer Japan, accounted for 23% and 22% of total revenues for 2007 and 2006, respectively.

Cost of Revenues. The cost of product sales decreased 7% to $260.3 million for 2007 from $281.2 million for 2006. This decrease in the cost of revenues was primarily due to a decline in light source system sales and decreased warranty costs in 2007 as compared to 2006.

Gross profit decreased less than 1% to $261.4 million for 2007 from $262.2 million for 2006. The gross margin on product sales was 50.0% for 2007 compared to 48.3% for 2006. This higher gross margin in 2007 as compared to 2006 was primarily due to increased factory yield and utilization, reduced product lead and cycle times, and reduced warranty costs which resulted from product reliability realization and favorable material reclaim productivity.

Research and Development. Research and development expenses increased 11% to $81.8 million for 2007 from $74.0 million for 2006 due primarily to costs associated with our increased focus on EUV light source development and the beginning stages of its commercialization and product development efforts associated with our TCZ segment and the LTPS technology. In addition to our development of EUV and LTPS technologies, we also continued to focus on next generation ArF products including the ongoing development of our XLR series light sources. As a percentage of total revenues, research and development expenses increased 2.1 percentage points to 15.7% for 2007 from 13.6% for 2006.

Research and development expenses for the TCZ segment increased 44.8% to $4.2 million for 2007 from $2.9 million for 2006 due primarily to an increase in materials purchased to support LTPS research and development systems and tools and the costs related to the shutdown of a laboratory when TCZ relocated its development activities from Korea to Singapore.

Sales and Marketing. Sales and marketing expenses decreased 15% to $26.2 million for 2007 from $30.6 million for 2006. The decrease in sales and marketing expenses was primarily due to a $3.3 million decline in compensation and benefits expense. As a percentage of total revenues, such sales and marketing expenses decreased to 5.0% for 2007 from 5.6% for 2006.

Sales and marketing expenses associated with the TCZ segment decreased 27.6% to $2.1 million for 2007 from $2.9 million for 2006 due primarily to decreases in employee compensation and benefits related expenses and variable costs associated with the TCZ incentive program.

General and Administrative. Although general and administrative expenses remained relatively flat at $38.9 million for both 2007 and 2006, the specific types of expenses that contributed to these totals varied from year to year. General and administrative expenses related to stock compensation expense declined $5.6 million from 2006 to 2007 due primarily to $4.2 million in stock-based compensation expense which we recorded in the fourth quarter of 2006 related to the correction of an error for a small number of stock options granted primarily in 1999. Additionally, profit sharing and bonuses declined $1.0 million from year to year. These decreases were offset by a $3.3 million increase in professional accounting service fees which were related to the implementation of FIN 48 and tax consulting support during the year. As a percentage of total revenues, general and administrative expenses increased to 7.5% for 2007 from 7.2% for 2006.

General and administrative expenses associated with the TCZ segment decreased 36.4% to $1.4 million for 2007 from $2.2 million for 2006 due primarily to a decrease in outside professional fees, which includes accounting and legal fees and recruiting expenses.

Total Other Income—Net. Total other income-net decreased $4.2 million to $15.4 million in 2007 from $19.6 million in 2006. A significant portion of this decrease from year to year was due to $3.2 million in life insurance proceeds that we received and recorded to interest income following the death of one of our executive officers early in 2006. During 2007, we also utilized a significant portion of our investment portfolio when we repurchased $300 million of our common stock in our board approved stock repurchase program. As a result of the utilization of a portion of our cash and investments for the stock repurchase program, we had a decrease in interest income in 2007 as compared to 2006. The decrease in interest and other income from year to year was offset by a $351,000 increase in foreign currency exchange gains and a $744,000 increase in interest and other expense primarily due to the expense related to the net present value calculations associated with our long-term incentive bonus program.

Total other income-net associated with the TCZ segment decreased slightly to $564,000 for 2007 from $608,000 for 2006. This change in other income, net, primarily reflects a decrease in interest income from 2006 to 2007 and foreign currency exchange gains recorded during 2007 compared to foreign currency exchange losses recorded during 2006.

Income Tax Provision. The tax provision of $44.4 million and $46.1 million for 2007 and 2006 reflects an annual effective rate of 34.2% and 33.3%, respectively. The increase in the annual effective tax rate is primarily attributable to the Extraterritorial Income ("ETI") exclusion being replaced with a Manufacturing Activity deduction under the 199 deduction. The annual effective tax rate for 2007 was approximately equal to the statutory rate of 35%. The annual effective tax rate for 2006 was less than the U.S. statutory rate of 35% primarily as a result of permanent book tax differences such as research and development tax credits and the 199 deduction and was a function of current tax law and the geographic location of pre-tax income.

For further information on segment reporting see Note 16 to the Consolidated Financial Statements—"Segment Information" in this Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have funded our operations primarily from cash generated from operations, proceeds from note offerings, and proceeds from stock option exercises. At December 31, 2008, we had $252.4 million in cash and cash equivalents, $30.9 million in short term investments, $9.5 million in long term investments, and $374.8 million in working capital. The decrease in cash and cash equivalents in 2008 as compared to 2007 was primarily due to cash used in operations, and the repurchase of approximately $22.9 million in shares of our common stock under our 2008 board approved stock repurchase program.

Operating Activities Net cash used in operating activities in 2008 totaled $11.2 million and primarily reflects lower net income for the year as adjusted to exclude the effects of non-cash charges, a significant increase in inventory levels, decreases in accounts payable, accrued expenses and other liabilities, and changes in the balances of deferred income taxes and income taxes payable. These uses of cash were partially offset by a decrease in accounts receivable and an increase in deferred revenue during 2008.

The $63.6 million increase in inventory from 2007 to 2008 was primarily due to increases in our field inventory to support the growing installed base of our light sources, to provide for faster replacement parts availability and optimize field inventory to support XLR light source system installations and to support our OnPulse usage agreements. The increase in inventory also includes inventory related to our TCZ joint venture which is developing flat panel display technologies and EUV systems that are currently being built in support of planned production demand in 2009. The use of cash in the amount of $13.6 million for accrued expenses and other liabilities was due primarily to payments made to employees related to amounts earned in 2007 under our short-term incentive bonus plans that were paid in the first quarter of 2008. These short-term incentive plans were not funded in 2008 so no such payments will be made in 2009. The decrease in accounts payable of $8.8 million primarily reflects the recent reduction in inventory purchases as a result of the downturn in the semiconductor industry and the global economy. Changes in the income tax accounts were primarily due to significant tax payments that were made by us during the year ended December 31, 2008. The decrease in accounts receivable of $28.2 million was primarily the result of our ongoing collection efforts and lower accounts receivable balances. The $4.9 million increase in deferred revenue from 2007 to 2008 primarily reflects prepayments received from ASML during 2008 for purchase orders received from them under a multi-year EUV supply agreement.

Net cash provided by operating activities in 2007 of $142.1 million reflects net income, as adjusted to exclude the effects of non-cash charges, decreases in accounts receivable and increases in accounts payable and deferred revenue. These were partially offset by the increase in inventory levels from 2006 to 2007. The decrease in the receivable balance was primarily the result of collection efforts. The increase in deferred revenue from 2006 to 2007 primarily reflects prepayments received from ASML during the third quarter of 2007 for purchase orders received from them under a multi-year EUV supply agreement. Accounts payable increased from 2006 to 2007 primarily related to the increased inventory levels at the end of 2007. The increase in inventory during 2007 was primarily due to the increased production of replacement parts to support and provide service to our growing installed base of light sources.

Net cash provided by operating activities in 2006 of $115.8 million reflects significant net income for the year and increases in accrued expenses and other liabilities partially offset by increases in accounts receivable and inventories. The increase in accounts receivable was the result of higher revenues recorded during 2006. The increase in inventory balances for 2006 was primarily the result of an increased demand for replacement parts to support our growing installed base of light source systems, particularly our more advanced XLA series systems and the increase in sales of our light source systems.

Investment Activities Net cash used in investing activities in 2008 was $18.9 million, which consisted primarily of the acquisition of $23.7 million of property and equipment, a significant portion of which relates to building improvement costs and engineering equipment associated with our EUV research, development and productization efforts. This use of cash was offset by proceeds from sold or matured short-term and long-term securities net of reinvestment of such securities during the year. A portion of the proceeds from sold and matured investments during the year were used to fund our 2008 stock repurchase program.

Net cash provided by investing activities in 2007 was $138.5 million, which consisted primarily of proceeds from sold or matured investments, partially offset by purchases of investments and the acquisition of property and equipment used by us in the normal course of business. A portion of the proceeds from sold and matured investments during the year were used to fund our 2007 stock repurchase program.

Net cash used in investing activities was $87.2 million in 2006 and reflects the timing of short-term and long-term investments that matured and were reinvested during the period, a $7.0 million payment to acquire the final 19% minority interest in our Cymer Korea subsidiary, a $8.2 million payment to acquire certain patent license rights and $16.4 million in acquired property and equipment.

Financing Activities Net cash used in financing activities for 2008 was $18.3 million which was due primarily to the repurchase of approximately $22.9 million or 803,500 shares of our common stock under our board approved stock repurchase program. This was partially offset by $2.5 million in proceeds received from the exercise of employee stock options and employee stock purchase plan and a $2.0 million additional cash investment received from Zeiss, the TCZ minority shareholder.

Net cash used in financing activities for 2007 was $281.0 million which was due primarily due to the repurchase of approximately $300.0 million or 7.5 million shares of our common stock under our board approved stock repurchase program. This was slightly offset by the $15.3 million in proceeds received from the exercise of employee stock options and employee stock purchase plan a $2.0 million additional cash investment received from Zeiss for our TCZ joint venture and $1.7 million in excess tax benefits associated with stock option exercises.

Net cash provided by financing activities of $35.6 million for 2006 primarily reflects the proceeds received from the exercise of employee stock options as well as the exercise of warrants and proceeds from the employee stock purchase plan totaling $116.1 million. In addition, cash from financing activities in 2006 was positively affected by the excess tax benefits for the period from stock option exercises which totaled $20.2 million. This cash provided by financing activities was offset by the repurchase of treasury stock totaling $100.7 million during 2006.

Effect of Exchange Rate Changes. The net effect of exchange rate changes on cash and cash equivalents, when expressed in U.S. Dollar terms, was a decrease in cash of $4.9 million for the year ended December 31, 2008 compared to an increase in cash of $4.0 million and $4.2 million for the years ended December 31, 2007 and December 31, 2006, respectively. Most of our foreign subsidiary offices operate in currencies other than the U.S. Dollar and the majority of their cash balances are denominated in these foreign currencies. As a result, our cash and cash equivalent balances are subject to the effects of the fluctuations in these currencies against the U.S. Dollar at the end of each reporting period. Since the beginning of 2008 and most notably in the second half of 2008, several of the foreign currencies in which our subsidiary offices operate fluctuated significantly against the U.S. Dollar. The most volatile of these currencies during 2008 was the Korean Won, and to a lesser extent, the Euro. Not only did the Korean Won weaken dramatically against the U.S. Dollar during the year, but we had significant cash balances denominated in Korean Won as of December 31, 2008. As a result, cash and cash equivalents were negatively impacted by $8.4 million due to the Korean Won weakening during the year. This decrease was offset by the strengthening of the Japanese Yen against the U.S. Dollar during 2008. As a result, the cash and cash equivalents were positively impacted by $3.4 million due to the Japanese Yen strengthening during the year.

For the year ended December 31, 2007, cash was positively impacted by $4.0 million primarily due to the Japanese Yen and the Euro strengthening against the U.S. Dollar and the impacts it had on the cash balances denominated in these currencies held at our subsidiary offices. For the year ended December 31, 2006, cash was positively impacted by $4.2 million primarily due to the Korean Won, the Japanese Yen and the Euro strengthening against the U.S. dollar and the impacts it had on cash balances denominated in these currencies held at our subsidiary offices.

Prospective Capital Needs. We require substantial resources to fund the operations of our business, particularly to fund our investment in new light source technologies, including inventory and capital in support of these technologies. In addition, we require resources to fund our normal operations and the activities of our TCZ joint venture. On February 17, 2009, we used $143.2 million of our total cash and short-term investments balances to redeem our convertible subordinated notes and the remaining interest due. As a result, our total cash and investment balances will be much lower in 2009 than they were at December 31, 2008. We believe that our existing cash, cash equivalents and marketable securities, together with cash generated from operations and, to a lesser extent, from the exercise of employee stock options and the purchase by our employees of common stock through our employee stock purchase plan, will be sufficient to cover our working capital needs for our normal operations, our investments in our new light source technologies and our TCZ venture for at least the next 12 months. It is possible that we may need to raise additional funds to finance our activities, to acquire assets, products or new technologies beyond the next 12 months. We may also decide that it is prudent in the current business and economic environment to secure commitments to access additional capital, including equity or debt securities, to protect our long term liquidity position. We have taken steps to reduce certain expenditures as part of our announced reduction in workforce on January 15, 2009, and we will continue to monitor expenditures for this purpose. On April 21, 2008, our board of directors authorized us to repurchase up to $100 million of our common stock. As of December 31, 2008 we have $77.1 million remaining of this authorization. We are currently not using our cash or marketable securities for common stock repurchases, but we could do so in the future.

While we believe that we have sufficient capital to fund our activities for at least the next 12 months, our future capital requirements may vary materially from those currently planned. We anticipate that the amount of capital we will need in the future will depend on many factors, including:

- general economic and political conditions and specific conditions in the markets in which we operate, including the continuing volatility in the semiconductor industry, the current economic recession, trends in the semiconductor markets in various geographic regions, including seasonality in sales of consumer products into which our products are incorporated;
- our manufacturing activity;
- the required investments in our new light source technologies such as EUV;
- the timing and requirements of spending to support product development efforts and other operating costs;
- competitive labor market compensation requirements
- the inability of certain of our customers who depend on credit to have access to their traditional sources of credit to finance the purchase of products from us, particularly in the current global economic environment, which may lead them to reduce their level of purchases or to seek credit or other accommodations from us;
- the overall levels of sales of our products and gross profit margins;
- the market acceptance of our products;
- the levels of inventory and accounts receivable that we maintain;
- acquisitions of assets, products or new technologies;
- capital improvements for new and existing facilities;
- our competitors' responses to our products and our anticipation of and responses to their products;
- our relationships with suppliers and customers; and
- the level of exercises of stock options and stock purchases by our employees under our employee stock purchase plan.

SUBSEQUENT EVENTS

Reduction in work force and actions to lower global cost structure.

On January 15, 2009, we reduced our worldwide workforce by approximately 10 percent, or a total of approximately 100 employees, in response to continuing deterioration in the lithography sector of the semiconductor capital equipment market. As a result of this reduction in workforce, we expect to incur cash charges of approximately $4.5 million, primarily for severance, that will be recorded in our consolidated financial statements for the three months ending March 31, 2009. In connection with this reduction in workforce, the compensation committee of our board of directors also reduced the annual salaries of certain executive officers by 10-15% effective January 19, 2009. In addition, we took various other cost reduction actions for 2009 including reducing all other employees' salaries by 10%, suspending our 401(K) company matching program and contributions to certain of our subsidiary office pension plans, suspending annual salary increases and our short-term bonus plan and significantly reducing non-essential operating and capital expenditures. We expect that all of these actions will result in lower overall costs in 2009.

Convertible subordinated notes

On February 17, 2009, we redeemed the 3.50% convertible subordinated notes at a price equal to 100% of the principal amount of the notes of $140.7 million plus accrued interest of $2.5 million. We anticipate that this payment will not impact our ability to sustain operations for at least the next 12 months.

TRANSACTIONS WITH RELATED PARTIES

We periodically sell our light source systems to Zeiss and we purchase certain optical parts from Zeiss. Zeiss is considered to be a related party as a result of its ownership interests in TCZ, our joint venture entity. For a discussion of the business and transactions with Zeiss, see Note 15, "Related Party Transactions."

CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET ARRANGEMENTS

The following summarizes our contractual obligations and other commitments as of December 31, 2008, and the impact such obligations could have on our liquidity and cash flow in future periods (in thousands):

Contractual Obligations	Total	Less than 1 year	1–3 Years	3–5 Years	More than 5 years
Operating lease obligations(1)	$ 8,883	$ 5,663	$3,165	$55	$—
Convertible subordinated notes	140,722	140,722	—	—	—
Interest on convertible subordinated notes	2,463	2,463	—	—	—
Purchase obligations(2)	35,755	35,755	—	—	—
Total commitments	$187,823	$184,603	$3,165	$55	$—

(1) We currently sublease all or a portion of our leased facilities, and the payments received under these non-cancelable subleases agreements which expire in 2009 are direct offsets to our operating lease obligations. The amounts in the table above represent the gross lease amounts, which are expected to be offset by sublease payments of $3.8 million in 2009.

(2) Purchase obligations declined by approximately $37 million from December 31, 2007 due primarily to the downturn in the semiconductor industry and the adverse global economic conditions.

In addition to the amounts shown in the table above, at December 31, 2008, we had a gross liability for income taxes associated with uncertain tax positions of approximately $25.6 million. Because the timing of any payments which could result from these unrecognized tax benefits will depend on a number of factors, we are unable to project if and when this might occur if at all within the next five years. Accordingly, we cannot make reasonably reliable estimates of the amount and period of potential cash settlements, if any, with taxing authorities.

At December 31, 2008 and 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, variable interest, or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships with or enter into transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties except as disclosed herein.

We have no significant contractual obligations that are not recorded in our consolidated financial statements or fully disclosed in the notes thereto.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value using generally accepted accounting principles, and expands disclosures related to fair value measurements. Subsequent to the issuance of SFAS No. 157, the FASB issued FASB Staff Position 157-2 ("FSP 157-2"). FSP 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We adopted all of the provisions of SFAS No. 157 on January 1, 2008 with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities. We will adopt FSP 157-2 as of January 1, 2009 and we do not expect its adoption to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. We will apply SFAS No. 141R to any acquisitions that we might commence subsequent to January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—amendments of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS No. 160 as of January 1, 2009 and do not expect its adoption to have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133" ("SFAS No. 161"). SFAS No. 161

requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We will adopt SFAS No. 161 as of January 1, 2009 and do not expect its adoption to have a material impact on our consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position APB 14-1 ("FSP APB 14-1"), "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," which applies to all convertible debt instruments that have a "net settlement feature," which means that such convertible debt instruments, by their terms, may be settled either wholly or partially in cash upon conversion. FSP APB 14-1 requires issuers of convertible debt instruments that may be settled wholly or partially in cash upon conversion to separately account for the liability and equity components in a manner reflective of the issuers' nonconvertible debt borrowing rate. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted and retroactive application to all periods presented is required. We will adopt FSP APB 14-1 as of January 1, 2009 and we do not expect its adoption to have a material impact on our consolidated financial statements.

On December 30, 2008, the FASB issued FASB Staff Position 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). FSP 132(R)-1 requires an entity following the disclosure rules of FAS 132R to disclose the following information related to its pension plan assets:1) investment policies and strategies; 2) categories of plan assets; 3) fair value measurements of plan assets (following fair value hierarchy of FAS 157) and 4) any significant concentrations of risks. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. We will adopt FSP 31(R)-1 on January 1, 2010 and we do not expect its adoption to have an impact on our consolidated financial statements.

In April 2008 the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This pronouncement requires enhanced disclosures concerning a company's treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of FSP 142-3, but do not expect the adoption to have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We conduct business in several currencies through our global operations. Until the beginning of 2008, our Japanese subsidiary posed our greatest foreign currency risk due to the large volume of business that we conduct in Japan and the volatility of the Japanese Yen. In 2008 our exposure to foreign currency risks associated with our other international subsidiary offices increased, and most notably in Korea and the Netherlands due to the increase in intercompany activities and the volatility of the Korean Won and the Euro against the U.S. Dollar. These foreign currency exposures primarily related to the U.S. Dollar intercompany payable balances recorded at these offices which grew significantly in 2008 as we strategically increased our investment in field inventory at these locations in support of world class customer parts availability. In the third quarter of 2008, these higher intercompany balances combined with the significant decline in the value of the Korean Won and the

Euro against the U.S. Dollar resulted in significant foreign currency losses for the period. During the fourth quarter of 2008, the Korean Won continued to deteriorate against the U.S. Dollar; however, the strengthening of the Japanese Yen and the resulting foreign currency gains partially offset the foreign currency losses incurred for the Korean Won during the period.

Our risk management includes the use of derivative financial instruments, principally forward contracts, purchased to manage the foreign currency risk exposure at our Japanese subsidiary. We enter into forward contracts in order to reduce the impact of currency fluctuations related to purchases of our products by Cymer Japan in U.S. Dollars for resale under firm third-party sales commitments denominated in Japanese Yen, as well as exposures related to intercompany debt and other foreign currency exposures.

As a result of our recent increase in foreign currency exposures, we are expanding our foreign currency hedging program to include balance sheet hedging at other international subsidiaries. We launched this balance sheet hedging program in February 2009 at our Korean subsidiary and plan to implement it at other international subsidiaries during 2009. As is the case with the forward contracts for Cymer Japan, our objective is to offset gains or losses resulting from foreign exchange exposures with gains and losses on forward contracts, thereby reducing the volatility of our earnings. We do not enter into forward contracts for speculative purposes. Our foreign exchange hedging program may not be adequate to eliminate the impact of our exchange rate exposure. Failure to sufficiently hedge or otherwise manage such foreign currency risks properly could have a material adverse effect on our financial condition and results of operations.

At December 31, 2008 and 2007, we had outstanding forward contracts to buy U.S. $38.3 million for 3.9 billion Yen and $37.9 million for 4.3 billion Yen, respectively, under foreign currency exchange facilities. At December 31, 2008, the contract rates ranged from 90.0 Yen to 108.4 Yen per U.S. dollar. These contracts expire on various dates through June 2009.

We enter into forward contracts to hedge anticipated product purchases that are denominated in a currency different than the functional currency and these qualify for hedge accounting treatment per the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." As a result, we defer changes in the fair value for the effective portion of these forward contract hedges and record the amount in accumulated other comprehensive income (loss). Subsequently we reclassify the gain or loss to cost of product sales in the same period that the related sale is made to the third party.

We also enter into forward contracts to offset gains and losses arising from holding assets and liabilities in the non-functional currencies. These forward contracts are not designated as hedges under SFAS 133 and we record changes in their fair value to other income (expense), in order to offset the changes in fair value of the underlying assets and liabilities denominated in the non-functional currencies.

The fair value of all of our forward contracts totaled to a liability of $4.5 million as of December 31, 2008 and an asset of $168,000 as of December 31, 2007. The deferred loss, net of tax, for those that qualified for hedge accounting treatment was $164,000 for the year ended December 31, 2008 compared to a deferred gain, net of tax, of $90,000 for the year ended December 31, 2007. The foreign currency exchange loss totaled approximately $6.6 million for the year ended December 31, 2008 and the foreign currency exchange gain totaled approximately $2.0 million for the year ended December 31, 2007.

The foreign currency loss for the year ended December 31, 2008 was primarily attributable to a significant decline in the Korean Won against the U.S. Dollar. The foreign currency gain for the year ended December 31, 2007 primarily reflected strengthening of the Japanese Yen and the Euro against the U.S. Dollar during the year. These foreign currency gains and losses were primarily associated with our intercompany balances and were included in other income (expense), net on the accompanying consolidated statements of income.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 15% for all currencies could be experienced in the near term. These changes would have resulted in an adverse impact on income before income taxes of approximately $3.9 million and $3.4 million at December 31, 2008 and December 31, 2007, respectively. The adverse impact at December 31, 2008 and December 31, 2007 is after consideration of the offsetting effect of approximately $3.8 million and $4.1 million from forward exchange contracts in place for the months of December 2008 and December 2007, respectively. These reasonably possible adverse changes in foreign currency exchange rates of 15% were applied to net assets and liabilities denominated in currencies other than the functional currencies at the balance sheet dates to compute the adverse impact these changes would have had on our income before taxes in the near term.

Investment and Debt Risk

We maintain an investment portfolio consisting primarily of government and corporate fixed income securities, certificates of deposit and commercial paper. While it is our general intent to hold such securities until maturity, we will occasionally sell certain securities for cash flow purposes. Therefore, our investments are classified as available-for-sale and are carried on the balance sheet at fair value. A change in market interest rates of 10% would have impacted our net income from these investments by approximately $362,000 for the year ended December 31, 2008.

We also currently hold one auction rate security within our investment portfolio which was purchased according to our investment policy in October 2007 at a par value of $5.6 million. Although this auction rate security is insured, the company that insures it was significantly downgraded in the first and second quarters of 2008. As a result of the downgrading of the company that insures this auction rate security, the auction rate security itself was also downgraded. This auction rate security has gone to auction every 28 days since November 2007 and has failed at every auction. As a result of these failed auctions, the downgrading of the auction rate security and the company that insures it, and the current credit market crisis, we have recorded impairment charges on this investment totaling $5.3 million, to properly reflect its fair value at December 31, 2008. Of this impairment, $3.8 million was identified and recorded in the three months ended March 31, 2008, $1.0 million in the three months ended June 30, 2008, $270,000 in the three months ended September 30, 2008 and $206,000 in the three months ended December 31, 2008. No impairment charges were recorded in the year ended December 31, 2007. The impairment charges recorded in the first and second quarters of 2008 were primarily due to the downgrading of the auction rate security itself and the company that insures it, whereas the impairment charges recorded in the third and fourth quarters of 2008 were due to the increase in the key interest rates used in the model, primarily those associated with credit default swaps, to calculate the fair value of the auction rate security. Since we determined that these were all other-than-temporary impairments, we recorded these as a write-down of investments in other income (expense), net in the accompanying consolidated statements of income. It is uncertain that we will be able to liquidate this auction rate security in the near term and the likelihood is high that we will hold this auction rate security in excess of twelve months from the current reporting period date of December 31, 2008. Therefore, we have classified the $291,000 fair value of this auction rate security as a long-term investment on our consolidated balance sheet at December 31, 2008. Since this auction rate security is immaterial to our overall cash and investment balances, we do not anticipate that our inability to liquidate it at its current fair value in the near term or long term will have an affect on our liquidity.

In February 2002, we issued $250.0 million principal amount of unsecured fixed rate 3.50% convertible subordinated notes which became due and were retired on February 17, 2009. Interest on these notes was payable on February 15 and August 15 of each year. The notes were convertible into shares of our common stock at a conversion rate of 20 shares per $1,000 principal amount and were subject to adjustment under certain conditions. Because the interest rate was fixed, there was no risk of increased expense. We repurchased, at a discount to par, $109.2 million of these notes reducing the principal amount outstanding to $140.7 million at December 31, 2008 and 2007. The fair value of such debt based on quoted market prices at December 31, 2008 and 2007 was $139.2 million and $142.8 million, respectively. See Notes 1, 9 and 18 to our consolidated financial statements and Item 7, *Subsequent Events* for further information.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is included in Part IV Items 15(a)(1) and (2) of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

1. Evaluation of Disclosure Controls and Procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2008, have concluded that as of such date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission.

2. Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act).

   We assessed the effectiveness of our internal control over financial reporting as of December 31, 2008, using the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this assessment, we have concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

   KPMG LLP, an independent registered public accounting firm, also assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 and their report with the results of this assessment appears on page F-2 of this Annual Report on Form 10-K.

3. Changes in Internal Control Over Financial Reporting. There has been no change in our internal control over financial reporting during the fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

4. Inherent Limitations on the Effectiveness of Internal Control. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Item 9B. Other Information

None.

PART III

Certain information required by Part III of this Annual Report on Form 10-K is omitted from this report because we expect to file a definitive proxy statement for our 2009 Annual Meeting of Stockholders (the "Proxy Statement") within 120 days after the end of our fiscal year pursuant to Regulation 14A promulgated under the Exchange Act, and the information included in the Proxy Statement is incorporated herein by reference to the extent provided below. With the exception of the information specifically incorporated herein by reference from our definitive Proxy Statement into this Annual Report on Form 10-K, our definitive Proxy Statement shall not be deemed to be filed as part of this Annual Report. Without limiting the foregoing, the information contained in the sections entitled "Report of the Audit Committee" and the "Report of the Compensation Committee" in our definitive Proxy Statement is not incorporated by reference into this Annual Report on Form 10-K or deemed "filed" with the SEC.

Item 10. Directors, Executive Officers and Corporate Governance.

Directors. The information required by Item 10 of Form 10-K regarding our directors is incorporated herein by reference to the information contained in the section entitled "Proposal 1—Election of Directors" in our definitive Proxy Statement.

Executive Officers. The information required by Item 10 of Form 10-K regarding our executive officers is disclosed in Part I, Item I of this Annual Report under the section entitled "Executive Officers."

Corporate Governance.

The information required by Item 10 of Form 10-K regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement.

The information required by Item 10 of Form 10-K regarding the members of our Audit Committee and our Audit Committee financial expert is incorporated herein by reference to the information contained in the section entitled "Information Regarding the Board of Directors and its Committees—Audit Committee" in our 2009 definitive Proxy Statement.

The information required by Item 10 of Form 10-K regarding the procedures by which stockholders may recommend candidates for director to the Nominating and Corporate Governance Committee is incorporated herein by reference to the information contained in the "Question and Answer" section and the section entitled "Information Regarding the Board of Directors and its Committees—Nominating and Corporate Governance Committee" in our definitive Proxy Statement.

Code of Ethics. We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or corporate controller, or persons performing similar functions. We have posted the text of the code of ethics on our website which can be accessed at *http://www.cymer.com* under "Investor Relations." In addition, we will promptly disclose on our website (1) the nature of any amendment to the code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or corporate controller, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of the code of ethics that is granted to one of these specified officers, and the name of such person who is granted the waiver on our website in the future.

Item 11. Executive Compensation.

The information required by Item 11 of Form 10-K regarding executive compensation is incorporated herein by reference to the information contained in the sections entitled "Executive Compensation" and "Compensation of Directors" in our definitive Proxy Statement.

The information required by Item 11 of Form 10-K regarding compensation committee interlocks and insider participation and the report of the Compensation Committee of our Board of Directors is incorporated herein by reference to the information contained in the sections entitled "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 of Form 10-K regarding equity compensation plans under which our common stock may be issued as of December 31, 2008 is incorporated herein by reference to the information contained in the section entitled "Equity Compensation Plan Information" in our definitive Proxy Statement. The information required by Item 12 of Form 10-K regarding security ownership of certain beneficial owners and management is incorporated herein by reference to the information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 of Form 10-K regarding transactions with related persons, promoters and certain control persons, if any, is incorporated herein by reference to the information contained in the section entitled "Certain Relationships and Related Transactions" in our definitive Proxy Statement. The information required by Item 13 of Form 10-K regarding director independence is incorporated herein by reference to the information contained in the section entitled "Information Regarding the Board of Directors and its Committees—Independence of the Board of Directors" in our definitive Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 of Form 10-K is incorporated herein by reference to the information contained in the sections entitled "Independent Registered Public Accounting Firm Fees" and "Pre-Approval Policies and Procedures" in our definitive Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

(1)(2) *Financial Statements and Financial Statement Schedule.* The following Consolidated Financial Statements of Cymer, Inc., Financial Statement Schedule and Reports of Independent Registered Public Accounting Firm are included in a separate section of this Annual Report on Form 10-K beginning on page F-1:

All other financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in our consolidated financial statements or the notes thereto.

(3) *Exhibits.* The exhibits listed under Item 15(b) hereof are filed with, or incorporated by reference into, this Annual Report on Form 10-K. Each management contract or compensatory plan or arrangement is identified separately in item 15(b) hereof.

(b) *Exhibits.* The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

3.1 Amended and Restated Articles of Incorporation of Cymer, Inc. (incorporated herein by reference to Exhibit 3.1 to Cymer's Registration Statement on Form S-1, Reg. No. 333-08383).

3.2 Amendment of Articles of Incorporation of Cymer, Inc. (incorporated herein by reference to Exhibit 3.1 to Cymer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

3.3 Bylaws of Cymer, as amended and restated (incorporated herein by reference to Exhibit 3.1 to Cymer's Form 8-K filed on August 17, 2007).

4.1 Purchase Agreement, dated as of February 12, 2002, among Cymer, Credit Suisse First Boston Corporation and Merrill Lynch Pierce Fenner and Smith Incorporated (incorporated herein by reference to Exhibit 4.1 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

4.2 Indenture, dated as of February 15, 2002, between Cymer and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.2 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

4.3	Registration Rights Agreement, dated as of February 15, 2002, among Cymer, Credit Suisse First Boston Corporation and Merrill Lynch Pierce Fenner and Smith Incorporated (incorporated herein by reference to Exhibit 4.3 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
10.1#	Form of Indemnification Agreement with Directors and Officers (incorporated herein by reference to Exhibit 10.1 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2003).
10.2	Single-Tenant Industrial Lease, dated December 19, 1996, by and between Arden Realty Finance III, LLC (originally AEW/LBA Acquisition Co. II, LLC) and Cymer, as amended (incorporated herein by reference to Exhibit 10.3 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2004).
10.3	Sublease Agreement, dated December 22, 2004, by and between Northrop Grumman Systems Corporation and Cymer (incorporated herein by reference to Exhibit 10.4 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2004).
10.4#	1996 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Cymer's Registration Statement on Form S-8, Registration No. 333-69736).
10.5#	Form of Stock Option Agreement used in connection with the 1996 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.1 to Cymer's Registration Statement on Form S-8, Registration No. 333-48242).
10.6#	1996 Employee Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 99.2 to Cymer's Current Report on Form 8-K filed on May 19, 2006).
10.7#	2000 Equity Incentive Plan (formerly known as the 2000 Nonstatutory Stock Option Plan and incorporated herein by reference to Exhibit 99.4 to Cymer's Registration Statement on Form S-8, Registration No. 333-69736).
10.8#	Form of Stock Option Agreement used in connection with the 2000 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.5 to Cymer's Registration Statement on Form S-8, Registration No. 333-69736).
10.9#	Amended and Restated 2005 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on May 18, 2007).
10.10#	Form of Stock Option Agreement used in connection with the Amended and Restated 2005 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to Cymer's Current Report on Form 8-K filed on May 20, 2005).
10.11#	Form of Stock Unit Grant Notice and Form of Stock Unit Agreement used in connection with the Amended and Restated 2005 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.11 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007).
10.12#	Form of Stock Unit Grant Notice for use in connection with the 2007 Long-Term Incentive Bonus Plan under the Amended and Restated 2005 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.12 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007).
10.13#	Form of Stock Unit Grant Notice and Form of Stock Unit Agreement for use with the Long-Term Bonus Program under the 2005 Amended and Restated Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on December 21, 2007).

10.14#	Form of Performance Restricted Stock Unit Notice and Form of Performance Restricted Stock Unit Agreement for use with the Long-Term Incentive Program under the 2005 Amended and Restated Equity Incentive Plan.
10.15#	Amended and Restated Employment Agreement, effective as of November 6, 2008, by and between Robert P. Akins and Cymer.
10.16#	Amended and Restated Employment Agreement, effective as of November 6, 2008, by and between Edward Brown, Jr. and Cymer.
10.17#	Amended and Restated Employment Agreement, effective as of November 6, 2008, by and between Nancy J. Baker and Cymer.
10.18#	Amended and Restated Employment Agreement, effective as of November 6, 2008, by and between Rae Ann Werner and Cymer.
10.19#	Summary description of Cymer, Inc. 3-Year Bonus Program (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on April 1, 2005).
10.20#	Summary description of Cymer, Inc. Short-Term Incentive Bonus Plan, as amended (incorporated herein by reference to Exhibit 99.1 to Cymer's Current Report on Form 8-K filed on April 20, 2007).
10.21#	Summary description of Cymer, Inc. Long-Term Incentive Bonus Plan for 2007, as amended (incorporated herein by reference to Exhibit 99.2 to Cymer's Current Report on Form 8-K filed on April 20, 2007).
10.22#	Summary description of Cymer, Inc. Long-Term Incentive Bonus Program, effective January 1, 2008 (incorporated herein by reference to Exhibit 10.21 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007).
10.23#	Summary description of Cymer, Inc. Long-Term Incentive Program, effective January 1, 2009.
10.24#	Executive Nonqualified Excess Plan, as amended and restated (incorporated herein by reference to Exhibit 10.1 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).
10.25#	Severance agreement, effective December 19, 2008, by and between Nancy J. Baker and Cymer.
10.26#	Amended and Restated Executive Option and Group Health Coverage Extension Program (incorporated herein by reference to Exhibit 10.24 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007).
10.27*	Amended and Restated Joint Venture Agreement, dated September 12, 2006, among TCZ GmbH, Cymer, Inc., Carl Zeiss SMT AG and Carl Zeiss Laser Optics Beteiligungsgesellschaft mbH and TCZ Pte Ltd (incorporated herein by reference to Exhibit 10.2 to Cymer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006).
10.28	Amendment No. 1 to Amended and Restated Joint Venture Agreement dated January 9, 2009 by and between Cymer, Inc, and Carl Zeiss Laser Optics Beteiligungsgesellschaft mbH.
10.29*	Patent License Agreement, dated May 14, 2001, by and among Cymer, Inc., Linda B. Jacob, Joseph A. Mangano, and Science Research Laboratory, Inc. (incorporated herein by reference to Exhibit 10.2 to Cymer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.30*	Patent Sublicense Agreement, dated May 14, 2001, by and between Science Research Laboratory, Inc. and Cymer, Inc. (incorporated herein by reference to Exhibit 10.2 to Cymer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
10.31*	Patent Sublicense Agreement, dated November 7, 2003, by and between SRL-EUV, LLC and Cymer, Inc. (incorporated herein by reference to Exhibit 10.27 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2003).
10.32*	Patent Sublicense Agreement, dated November 7, 2003, by and between Science Research Laboratory, Inc. and Cymer, Inc. (incorporated herein by reference to Exhibit 10.28 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2003).
10.33*	Intellectual Property License Agreement dated February 4, 2004, by and between Cymer, Inc. and Intel Corporation (incorporated herein by reference to Exhibit 10.2 to Cymer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
10.34*	Amended Intellectual Property License Agreement, effective June 27, 2006, by and between Intel Corporation and Cymer, Inc (incorporated herein by reference to Exhibit 10.2 to Cymer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
14.1	Code of Ethics for Chief Executive, Chief Financial and Chief Accounting Officers. (incorporated herein by reference to Exhibit 14.1 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007)
21.1	Subsidiaries of Cymer (incorporated herein by reference to Exhibit 21.1 to Cymer's Annual Report on Form 10-K for the year ended December 31, 2007).
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (reference is made to the signature page).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

# Indicates management contract or compensatory plan or arrangement.

* Confidential treatment was requested with respect to certain portions of this exhibit. Omitted portions were filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYMER, INC.

By: /s/ ROBERT P. AKINS

Robert P. Akins,
Chief Executive Officer,
and Chairman of the Board

Dated: February 27, 2009

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert P. Akins, Paul B. Bowman and Rae Ann Werner, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ ROBERT P. AKINS Robert P. Akins	Chief Executive Officer, and Chairman of the Board *(Principal Executive Officer)*	February 27, 2009
/s/ PAUL B. BOWMAN Paul B. Bowman	Vice President and Interim Chief Financial Officer *(Principal Financial Officer)*	February 27, 2009
/s/ RAE ANN WERNER Rae Ann Werner	Vice President, Corporate Controller and Chief Accounting Officer *(Principal Accounting Officer)*	February 27, 2009
/s/ CHARLES J. ABBE Charles J. Abbe	Director	February 27, 2009

/s/ EDWARD H. BRAUN Edward H. Braun	Director	February 27, 2009
/s/ MICHAEL R. GAULKE Michael R. Gaulke	Director	February 27, 2009
/s/ WILLIAM G. OLDHAM William G. Oldham	Director	February 27, 2009
/s/ PETER J. SIMONE Peter J. Simone	Director	February 27, 2009
/s/ YOUNG K. SOHN Young K. Sohn	Director	February 27, 2009
/s/ JON D. TOMPKINS Jon D. Tompkins	Director	February 27, 2009

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cymer, Inc.:

We have audited the accompanying consolidated balance sheets of Cymer, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule of valuation and qualifying accounts. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cymer, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule of valuation and qualifying accounts, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, for fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, and effective January 1, 2007, the Company adopted SFAS Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cymer Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

San Diego, California
February 27, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cymer, Inc.:

We have audited Cymer, Inc.'s (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cymer, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 9A). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cymer, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cymer, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2008, and the related consolidated financial statement schedule, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements and consolidated financial statement schedule.

/s/ KPMG LLP

San Diego, California
February 27, 2009

CYMER, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 252,391	$ 305,707
Short-term investments	30,900	22,355
Accounts receivable—net	64,296	91,875
Accounts receivable—related party	818	1,112
Inventories	194,746	129,757
Deferred and prepaid income taxes	46,886	42,147
Prepaid expenses and other assets	9,344	8,930
Total current assets	599,381	601,883
PROPERTY AND EQUIPMENT—NET	114,390	116,725
LONG TERM INVESTMENTS	9,456	29,443
DEFERRED INCOME TAXES	29,168	19,272
GOODWILL	8,833	8,833
INTANGIBLE ASSETS—NET	9,898	12,951
OTHER ASSETS	6,318	5,045
TOTAL ASSETS	$ 777,444	$ 794,152
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 15,003	$ 23,980
Accounts payable—related party	4,108	4,428
Accrued warranty	23,565	24,350
Accrued payroll and benefits	12,682	24,406
Accrued patents, royalties and other fees	3,795	3,303
Convertible subordinated notes	140,722	—
Income taxes payable	1,085	13,468
Deferred revenue	15,344	4,974
Accrued and other current liabilities	8,278	4,569
Total current liabilities	224,582	103,478
CONVERTIBLE SUBORDINATED NOTES	—	140,722
INCOME TAXES PAYABLE	18,447	17,755
DEFERRED REVENUE	—	5,562
OTHER LIABILITIES	11,791	17,401
Total liabilities	254,820	284,918
MINORITY INTEREST	4,848	5,711
COMMITMENTS AND CONTINGENCIES		
SUBSEQUENT EVENTS		
STOCKHOLDERS' EQUITY		
Preferred stock—authorized 5,000,000 shares; $.001 par value, no shares issued or outstanding	—	—
Common stock—authorized 100,000,000 shares; $.001 par value; 42,461,000 shares issued and 29,609,000 shares outstanding at December 31, 2008; 42,339,000 shares issued and 30,290,000 shares outstanding at December 31, 2007	42	42
Additional paid-in capital	586,539	579,711
Treasury stock at cost (12,852,000 and 12,049,000 common shares at December 31, 2008 and December 31, 2007, respectively)	(473,580)	(450,704)
Accumulated other comprehensive income (loss)	(6,025)	214
Retained earnings	410,800	374,260
Total stockholders' equity	517,776	503,523
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 777,444	$ 794,152

See Notes to Consolidated Financial Statements

10-K

CYMER, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years ended December 31,		
	2008	2007	2006
REVENUES:			
Product sales	$456,729	$517,980	$536,493
Product sales—related party	2,281	3,716	7,362
Total revenues	459,010	521,696	543,855
COST OF REVENUES	241,881	260,280	281,243
GROSS PROFIT	217,129	261,416	262,612
OPERATING EXPENSES:			
Research and development	96,464	81,842	73,974
Sales and marketing	24,039	26,163	30,618
General and administrative	36,544	38,949	38,889
Total operating expenses	157,047	146,954	143,481
OPERATING INCOME	60,082	114,462	119,131
OTHER INCOME (EXPENSE):			
Foreign currency exchange gain (loss)	(6,642)	2,025	1,674
Write-down of investments	(5,309)	—	—
Interest and other income	8,845	20,074	23,852
Interest and other expense	(6,712)	(6,709)	(5,965)
Total other income (expense)—net	(9,818)	15,390	19,561
INCOME BEFORE INCOME TAX PROVISION AND MINORITY INTEREST	50,264	129,852	138,692
INCOME TAX PROVISION	16,587	44,413	46,137
MINORITY INTEREST	2,863	2,923	3,093
NET INCOME	$ 36,540	$ 88,362	$ 95,648
EARNINGS PER SHARE:			
Basic earnings per share	$ 1.22	$ 2.64	$ 2.53
Weighted average common shares outstanding	29,924	33,522	37,779
Diluted earnings per share	$ 1.22	$ 2.50	$ 2.40
Weighted average common and dilutive potential common shares outstanding	29,992	36,784	41,397

See Notes to Consolidated Financial Statements.

CYMER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Total Comprehensive Income
BALANCE, DECEMBER 31, 2005	**38,036**	**$38**	**$407,549**	**(1,943)**	**$ (50,000)**	**$(9,025)**	**$189,892**	**$ 538,454**	
Exercise of common stock options and warrants	3,709	4	114,730					114,734	
Issuance of employee stock purchase plan shares	29	—	1,325					1,325	
Employee stock-based compensation	—	—	12,512					12,512	
Employee stock options—change in status			665					665	
Non-employee stock options granted			58					58	
Income tax benefit from stock compensation			20,243					20,243	
Repurchase of common stock into treasury					(100,704)			(100,704)	
Net income				(2,593)			95,648	95,648	$ 95,648
Other comprehensive income:									
Translation adjustment						4,173		4,173	4,173
Net unrealized loss on available-for-sale investments, net of tax						706		706	706
Net unrealized gain on derivatives, net of tax						87		87	87
Net unrecognized pension loss						(7)		(7)	(7)
Total comprehensive income									**$100,607**
BALANCE, DECEMBER 31, 2006	**41,774**	**$42**	**$557,082**	**(4,536)**	**$(150,704)**	**$(4,066)**	**$285,540**	**$ 687,894**	
Cumulative effect of adoption of FIN 48							358	358	
Exercise of common stock options	519		14,138					14,138	
Issuance of restricted stock awards	18								
Issuance of employee stock purchase plan shares	28		1,122					1,122	
Employee stock-based compensation			5,504					5,504	
Employee stock options—change in status			22					22	
Non-employee stock options granted			116					116	
Income tax benefit from stock compensation			1,727					1,727	
Repurchase of common stock into treasury				(7,513)	(300,000)			(300,000)	
Net income							88,362	88,362	$ 88,362
Other comprehensive income:									
Translation adjustment						4,021		4,021	4,021
Net unrealized gain on available-for-sale investments, net of tax						321		321	321
Net unrealized gain on derivatives, net of tax						73		73	73
Net unrecognized pension loss						(135)		(135)	(135)
Total comprehensive income									**$ 92,642**
BALANCE, DECEMBER 31, 2007	**42,339**	**$42**	**$579,711**	**(12,049)**	**$(450,704)**	**$ 214**	**$374,260**	**$ 503,523**	
Exercise of common stock options	70		1,630					1,630	
Issuance of restricted stock awards	15								
Issuance of employee stock purchase plan shares	37		876					876	
Employee stock-based compensation			5,597					5,597	
Employee stock options—change in status			1					1	
Non-employee stock options granted			32					32	
Income tax shortfall from stock compensation			(1,308)					(1,308)	
Repurchase of common stock into treasury				(803)	(22,876)			(22,876)	
Net income							36,540	36,540	$ 36,540
Other comprehensive income:									
Translation adjustment						(5,947)		(5,947)	(5,947)
Net unrealized loss on available-for-sale investments, net of tax						(68)		(68)	(68)
Net unrealized loss on derivatives, net of tax						(254)		(254)	(254)
Net unrecognized pension gain, net of tax						30		30	30
Total comprehensive income									**$ 30,301**
BALANCE, DECEMBER 31, 2008	**42,461**	**$42**	**$586,539**	**(12,852)**	**$(473,580)**	**$(6,025)**	**$410,800**	**$ 517,776**	

See Notes to Consolidated Financial Statements.

CYMER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2008	2007	2006
OPERATING ACTIVITIES:			
Net income	$ 36,540	$ 88,362	$ 95,648
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	26,633	25,523	25,127
Stock-based compensation	5,630	5,642	13,235
Minority interest	(2,863)	(2,923)	(3,093)
Provision for deferred income taxes	(16,152)	3,408	8,558
Loss on disposal and impairment of property and equipment	297	292	27
Write-down of investments	5,309	—	—
Change in assets and liabilities:			
Accounts receivable—net	28,160	23,982	(26,039)
Accounts receivable—related party	294	(278)	(246)
Inventories	(63,620)	(25,461)	(15,250)
Prepaid expenses and other assets	(2,414)	(2,218)	905
Accounts payable	(8,788)	5,269	1,001
Accounts payable—related party	(320)	(430)	(117)
Accrued expenses and other liabilities	(13,557)	185	9,686
Deferred revenue	4,909	7,992	818
Income taxes payable	(11,234)	12,733	5,541
Net cash provided by (used in) operating activities	(11,176)	142,078	115,801
INVESTING ACTIVITIES:			
Acquisition of property and equipment	(23,689)	(26,637)	(16,404)
Purchases of investments	(90,309)	(91,440)	(278,594)
Proceeds from sold or matured investments	95,051	256,720	223,004
Acquisition of patents	—	(121)	(8,200)
Acquisition of minority interest	—	—	(7,024)
Net cash provided by (used in) investing activities	(18,947)	138,522	(87,218)
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	2,506	15,260	116,059
Cash investment in joint venture received from minority shareholder	2,000	2,000	—
Excess tax benefit from stock option exercises	58	1,727	20,243
Repurchase of common stock into treasury	(22,876)	(300,000)	(100,704)
Net cash provided by (used in) financing activities	(18,312)	(281,013)	35,598
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(4,881)	4,022	4,172
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(53,316)	3,609	68,353
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	305,707	302,098	233,745
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$252,391	$ 305,707	$ 302,098
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	$ 5,569	$ 5,469	$ 5,301
Income taxes paid, net	$ 43,256	$ 26,642	$ 12,111

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—Cymer, Inc., together with its wholly owned subsidiaries is engaged primarily in the development, manufacturing and marketing of excimer light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry. In addition, we sell replacement parts and support to our lithography tool manufacturer customers as well as directly to our chipmaker customers. We are the majority owner of a joint venture known as TCZ Pte. Ltd., ("TCZ") located in Singapore. TCZ is currently developing, and will integrate, market and sell, and support, production tools for the flat panel display manufacturing industry.

We manufacture our products primarily at our San Diego headquarters, but we also conduct refurbishment manufacturing activities for replacement parts at our subsidiary office located in Korea. We provide customer support from our San Diego headquarters, and from our field offices located throughout the United States, Europe, Japan, Korea, Singapore, China, and Taiwan. We sell our product to customers primarily in the United States, Japan, and Korea and, to a lesser extent, other Asian countries and Europe.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Cymer, Inc. and the accounts of our wholly owned subsidiaries. We also consolidate the financial position and results of operations of TCZ and reflect the minority interest in the joint venture in our consolidated financial statements. Earnings or losses of TCZ are distributed in accordance with the respective percentage interest by the joint owners. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Applying these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the valuation of accounts receivable, inventories, goodwill, intangible assets, and other long-lived assets, legal contingencies, guarantee obligations, indemnifications, and assumptions used in the calculation of income taxes and retirement and other post-employment benefits, among others. These estimates and assumptions are based on management's best estimates and judgment. We evaluate estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Fair Value of Financial Instruments—For cash and cash equivalents, accounts receivable, related party accounts receivable, accounts payable, related party accounts payable, accrued warranty and installation, accrued payroll and benefits, accrued patents, royalties and other fees, income tax payable, current deferred revenue, and accrued and other current liabilities, the carrying amounts approximate the fair value of those instruments due to their short-term nature.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents—All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2008 and 2007, we had $170.3 million and $210.6 million of cash equivalents, respectively.

Fair Value Measurements—We account for our financial assets and liabilities that are being measured and reported on at fair value on a recurring basis per the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements." This includes certain items we currently report in cash equivalents and available-for-sale securities within our cash and cash equivalents, short term and long term investments on the accompanying consolidated balance sheets. In addition, our derivatives, which consisted of foreign currency forward exchange contracts, are reported at fair value and are included in the scope of SFAS No. 157.

SFAS No. 157 stipulates that fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques include unobservable inputs and involve some level of estimation and judgment on the part of the reporting entity, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Per SFAS No. 157, assets and liabilities recorded at fair value in our consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The levels as defined by the fair value hierarchy in SFAS No. 157 are as follows:

Level 1— Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2— Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly at the measurement date.

Level 3— Inputs are unobservable for the asset or liability and usually reflect the reporting entity's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Investments—Our short and long-term investment portfolio consists primarily of government and corporate fixed income securities, auction rate securities, certificates of deposit, and commercial paper, all of which are classified as available-for-sale and are carried on the consolidated balance sheet at fair value which is primarily based on quoted market prices for such securities. These investments are described in more detail in Note 4. While it is our general intent to hold such investments until maturity, we occasionally sell our investments for cash flow purposes. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income (loss). Available-for-sale securities with remaining maturities of less than one year are classified as short-term, and all other available-for-sale securities are classified as long-term. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, the extent to which fair value is less than its amortized cost, the impact of

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

changing interest rates in the short and long term, the financial condition and near term prospects of the issuer and the Company's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

Inventories—Inventories are recorded at the lower of cost, determined on a first in first out basis, or estimated market value, which is defined as the lower of the current replacement cost or net realizable value as defined by Accounting Research Bulletin No. 43, *Restatement and Revision of Accounting Research Bulletins*, if the market value is less than cost. Inventory costs include material, labor and manufacturing overhead costs. Our inventories include reusable parts that we receive from our customers as part of consumed assemblies. We refurbish these returned core assemblies, which consist primarily of metal components, and reuse them in future core assemblies. Refurbishment costs are capitalized as incurred. We review the components of our inventory on a regular basis for excess or obsolete inventory and make appropriate adjustments to the value of our inventory in the period that such excess or obsolete inventory is identified.

Refurbished Inventories—As part of our regular business activities, we conduct significant parts refurbishment and material reclaim activities related to some of our core assemblies, particularly our chamber assemblies. These activities involve arrangements with our customers where we sell a new part to the customer at a reduced sales price if the customer returns the consumed core assembly that the new part replaces. These returned core assemblies contain a certain amount of material, primarily metal components, that may be reused by us in the manufacture of future core assemblies. Upon receipt of these consumed core assemblies from our customers, we record an entry to recognize the estimated fair value of the reusable components either 1) as revenue if the return of the core assembly relates to a spare part replacement sale or 2) as a reduction in cost of revenues if the return of the core assembly is related to a part being replaced under our warranty provisions. The value of the reusable parts contained within the consumed assembly is determined based upon historical data on the value of the reusable parts that we typically yield from a consumed core assembly. As part of our normal excess and obsolete inventory analysis, these consumed core assemblies are also reviewed on a monthly basis and an adjustment to inventory is recorded as appropriate for these parts.

Long-Lived Assets—Our long lived assets include property plant and equipment and finite lived intangible assets. Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Estimated useful lives for financial reporting purposes are as follows: buildings, twenty years; property and equipment, generally one to five years; and light source systems built for internal use, three years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the asset or the remaining lease term. Repairs and maintenance are charged to expense as incurred.

Intangible assets with finite lives are recorded at cost and amortized to the appropriate cost of revenue or operating expense account using the straight-line method over their expected useful lives.

We review the carrying value and remaining useful life of our long-lived assets for impairment when events or circumstances indicate that the carrying amount may not be recoverable per the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). For further discussion see Note 8, "Long-Lived Assets."

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill—We account for our goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 includes provisions that discontinued the amortization of goodwill and intangible assets with indefinite useful lives associated with purchase business combinations. Under SFAS No. 142, our goodwill is subject to an annual impairment test. We conduct this test in the fourth quarter of each fiscal year or when events or circumstances occur that indicate potential impairment. For further discussion, see Note 7, "Goodwill."

Foreign Currency Translation—The financial statements of our foreign subsidiaries where the functional currency is the local currency are translated into U.S. dollars using current rates of exchange for assets and liabilities and rates of exchange that approximate the rates in effect at the transaction date for revenues, cost of product sales, expenses, gains and losses. Gains and losses resulting from foreign currency translation are accumulated as a separate component of our consolidated statement of stockholders' equity and comprehensive income within other comprehensive income (loss). Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income.

Derivative Instruments—We conduct business in several international currencies through our global operations. We maintain a foreign exchange risk management policy with the goal of protecting product margins and minimizing the short term volatility of reported earnings due to foreign currency risk exposure. In accordance with our policy, we use financial instruments, principally forward contracts, to manage certain of our foreign currency risk exposures. Forward contracts acquired to protect the product margins of forecasted transactions, primarily the purchases of our products by Cymer Japan in U.S. Dollars for resale under firm third-party sales commitments denominated in Japanese Yen are accounted for in accordance with the provisions of SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities." We also enter into forward contracts to offset gains and losses on assets and liabilities held in non-functional currency, primarily the intercompany U.S. Dollar denominated liabilities of our foreign subsidiaries and do not designate these forward contracts as hedges pursuant to SFAS No. 133. We record all forward contracts at fair value based on the quoted exchange rates for such instruments. We do not enter into forward contracts for speculative purposes.

Convertible Subordinated Notes—Our convertible subordinated notes are accounted for in accordance with Accounting Principles Board ("APB Opinion No. 14"), "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." Per the provisions of APB Opinion No. 14, the notes are recorded at their face value which was $140.7 million at both December 31, 2008 and December 31, 2007. The fair value of such debt, based on quoted market prices at December 31, 2008 and 2007, was $139.2 million and $142.8 million, respectively.

Guarantees and Warranties—In the ordinary course of business, we are not subject to potential obligations under guarantees that fall within the scope of Financial Accounting Standards Board ("FASB") Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," except for standard warranty provisions associated with product sales and indemnification provisions related to intellectual property that are contained within many of our lithography tool manufacturer agreements. All of these provisions give rise only to the disclosure requirements prescribed by FIN 45 except for product warranties.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a) Product Warranties—Warranty provisions contained within our lithography tool manufacturer customer agreements are generally consistent with those prevalent in the semiconductor equipment industry. We record a provision for warranty for all products, which is included in cost of product sales in the consolidated statements of income and is recorded at the time that the related revenue is recognized. The warranty period and terms for light source systems, replacement parts vary by light source system model. We review our warranty provision monthly, which is determined using a statistical financial model which calculates actual historical expenses, product failure rates, and potential risks associated with our different product models. We then use this financial model to calculate the future probable expenses related to warranty and the required level of the warranty provision. Throughout the year we review the risk levels, historical cost information and failure rates used within this model and update them as information changes over the product's life cycle. If actual warranty expenditures differ substantially from our estimates, revisions to the warranty provision would be required. Actual warranty expenditures are recorded against the warranty provision as they are incurred. The following table summarizes information related to our warranty provision (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Beginning product warranty balance	$ 24,350	$ 29,450	$ 30,191
Liabilities accrued for warranties issued during the year, net of adjustments and expirations	15,729	15,087	18,209
Warranty expenditures incurred during the year	(16,514)	(20,187)	(18,950)
Ending product warranty balance	$ 23,565	$ 24,350	$ 29,450

(b) Intellectual Property Indemnifications—We agree to indemnify our customers, and the general purchase agreements with our three lithography tool manufacturer customers, ASML, Canon and Nikon, as well as certain of our development and supply agreements. These indemnifications generally include intellectual property provisions that provide we defend these parties against certain infringement claims directed against our products. Under the indemnification clauses, we would pay costs and damages attributable to the infringement claims, including attorney's fees associated with settlements or defenses in respect of such claims, provided that the lithography tool manufacturer used the tool in accordance with our recommendations and did not modify the tool or incorporate technology or features that were not of our design, and provided further that the lithography tool manufacturer follows specific procedures for notifying us of such claims and allows us to manage the defense and settlement proceedings. As of December 31, 2008, we were not subject to any pending intellectual property-related litigation. We have not received any requests for nor have we been required to make any payments under these indemnification provisions.

Revenue Recognition—Our revenues consist of product sales, which primarily include sales of light source systems and installed base products which consist of replacement parts, and to a lesser extent, training, service, upgrades, and refurbishments of our light source systems.

The sales of our light source systems generally include training and installation services. We determined that these elements qualify as one unit of accounting under Emerging Issues Task Force

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bulletin No. 00-21, "Revenue Arrangements with Multiple Deliverables," ("EITF 00-21"), as we do not have evidence of fair value for the undelivered training and installation elements. Furthermore, we determined that the undelivered training and installation elements are perfunctory performance obligations and are not essential to the functionality of our light source systems. For the installation element, we determined it to be a perfunctory performance obligation due to the following: 1) installation of our light source systems is provided primarily as a courtesy to our customers and not as a requirement of the light source system sale, 2) our customers have the capability to perform the installation of the light source systems themselves, 3) we have adequate history performing such light source system installations that we can accurately estimate the installation costs and 4) our cost to perform a light source system installation is less than 1% of the sales price of the light source system and the installation takes a minimal number of hours to perform. In addition, the training services are considered to be perfunctory as they are only provided as a courtesy to our customers and are not a requirement of the light source system sales. Therefore, in accordance with the provisions of Staff Accounting Bulletin No. 104, we recognize revenue when the revenue recognition criteria are met for the light source system, and accrue the costs of providing the training and installation services. We recognize light source system revenue at one of following three points, depending on the terms of our arrangement with our customer—1) shipment of the light source system, 2) delivery of the light source system or 3) receipt of an acceptance certificate. For the majority of our light source system sales, the shipping terms are F.O.B. shipping point and revenue is recognized upon shipment. For our arrangements which include F.O.B. destination shipping terms, revenue is recognized upon delivery of the light source system to our customer. Lastly, one of our light source system arrangements includes an acceptance provision, which is satisfied by the issuance of an acceptance certificate by the customer. For these transactions, we recognize revenue upon receipt of the acceptance certificate. In addition, we test our light source systems in environments similar to those used by our customers prior to shipment to ensure that they meet published specifications.

On a very limited basis, certain of our product sales include additional elements, such as future product upgrades. For these transactions, we allocate consideration to the multiple element based on the relative fair values of each separate element which we determine based on prices charged for such items when sold on a stand alone basis. In cases where there is objective and reliable evidence of the fair value of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s), we use the residual method to allocate the arrangement consideration. If there is no objective and reliable evidence of the fair value of the undelivered item, we account for the transaction as a single unit of accounting per the requirements of EITF 00-21. Our sales arrangements do not include general rights of return.

Revenue from replacement parts is recognized at the point that legal title passes to the customer, which is generally upon shipment from our facility. For a significant portion of our replacement parts sales, our customers return the consumed assembly to us as part of the sale of the new part. We reuse some of the material within these core assemblies, mainly metal components, for the future build of core assemblies. As a result, our revenue consists of both cash and the value of the reusable parts received from our customers as consideration for these spare replacement part sales. Revenue associated with our customers' return of core assemblies is recognized upon receipt of the returned core assembly. The amount of the revenue is determined based upon the fair value of the reusable parts that we expect to yield from the returned core assembly which is based on historical experience.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Service and training revenue is recognized as the services are rendered. Revenue associated with our OnPulse contracts, which include primarily replacement parts and to a much lesser extent services, is recognized based on the pulse usage of the light source systems covered under the contract. Revenue is determined based on a per pulse fee and the number of pulses utilized during each month, with no minimums or maximums. From a revenue classification and reporting standpoint, we are able to determine the relative fair values of the replacement part and service components of the revenues recognized under such contracts. To date, the revenue associated with the service element of our OnPulse contracts when combined with our training, service and service contract revenue has been less than 10% of our total revenue.

On a very limited basis, we sell upgrades for our light source systems or refurbish light source systems owned by our customers to their original or new condition. Revenue from the sale of upgrades is recognized when the upgrade has been successfully installed by us and accepted by the customer. Revenue from refurbished light source systems is recognized when the refurbishment process has been completed and, depending upon the customer, the proper delivery or acceptance terms have been met.

Deferred revenue represents payments received from our customers in advance of the delivery of products and/or services, or before the satisfaction of all revenue recognition requirements as described above.

Research and Development Costs—We expense research and development costs in the period they are incurred..

Stock-Based Compensation—We currently grant non-statutory stock options and stock units from our 2005 Equity Incentive Plan (the "Incentive Plan"), which provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards, performance stock unit awards, and other stock awards to our employees, non-employee directors and consultants.

We account for stock based compensation per the provisions of FASB Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), "Share-Based Payment." Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, or the vesting period.

We elected to use the Black-Scholes option pricing model to determine the fair value of our stock options under SFAS No. 123R. The valuation provisions of SFAS No. 123R apply to new options granted on or after January 1, 2006. We also elected to attribute the value of share-based compensation to expense using the straight-line method for awards granted on or after January 1, 2006. Compensation expense for grants that were outstanding and unvested as of the SFAS 123R effective date of January 1, 2006 are recognized over the remaining service period using an accelerated expense recognition method for those awards with a graded vesting schedule in accordance with SFAS No. 123R.

We use a combination of historical and implied volatility ("blended volatility") to value our stock options. Historical volatility is based on a period commensurate with the expected term of the options. Implied volatility was derived based on six-month traded options of our common stock. The expected term of our stock options represents the period of time options are expected to be outstanding and is based on observed historical exercise patterns for our company which we believe are indicative of

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

future exercise behavior. For the risk free interest rate, we use the then currently available rate on zero coupon U.S. Government issues with a remaining period commensurate with the expected term for valuing options.

We value the stock unit awards which are issued to our non-employee directors and key employees using an intrinsic calculation based on the price of our stock on the date that the stock unit award is granted. Compensation expense related to these stock unit awards is recognized straight line over the service period.

We value the performance stock unit awards which are issued to our key employees using an intrinsic calculation based on our stock on the date that the performance stock unit award is granted. Compensation expense related to these performance stock unit awards is recognized straight line over the service period, and we adjust the compensation expense over the service period based upon the expected achievement of the performance conditions.

We account for options granted to non-employees under SFAS No. 123R and EITF Issue No. 96-18, "Accounting for Equity Instruments that are Issued to other than Employees for Acquiring or in Conjunction with Selling Goods or Services." We measure the fair value of such options using the Black-Scholes option pricing model. We account for changes in fair values between reporting dates in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

We elected to use the "short-cut" method provided in FASB Staff Position ("FSP") No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards," for calculating the tax effects of share-based compensation pursuant to SFAS No. 123R. The "short-cut" method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of share-based compensation, and to determine the subsequent impact on the APIC pool.

In accordance with SFAS No. 123R, we have presented excess tax benefits for the exercise of share-based compensation awards as a financing activity in the consolidated statement of cash flows.

Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109 ("SFAS No. 109"), "Accounting for Income Taxes," which requires deferred tax assets and liabilities to be recognized using enacted tax rates for the effect of temporary differences between the financial statement and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

The calculation of our tax provision is dependant upon the geographic composition of our world wide earnings, tax regulations governing each region and the availability of tax credits. In addition, the calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations. We recognize these uncertainties based on FIN 48, "Accounting for Uncertainty in Income Taxes." We adopted the provisions of FIN 48 on January 1, 2007.

Comprehensive Income—SFAS No. 130, "Reporting Comprehensive Income," establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income includes net income, unrealized gains and losses on effective forward contracts, foreign currency

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

translation adjustments, net unrealized pension gains and losses, and unrealized gains and losses on available-for-sale securities.

Earnings Per Share—Basic and diluted earnings per share are presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share ("EPS") is computed by dividing net income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible subordinated notes using the "if-converted" method, warrants to purchase common stock, common stock options, restricted stock units, performance restricted stock units ("PRSU's") and employee stock purchase plan ("ESPP") shares using the treasury stock method) were exercised or converted into common stock. Potential dilutive securities are excluded from the diluted EPS computation in loss periods as their effect would be anti-dilutive.

The following table sets forth the basic and diluted EPS for the years ended December 31, 2008, 2007 and 2006 (in thousands, except per share information):

	Years ended December 31,		
	2008	2007	2006
NET INCOME:			
Net income, as reported	$36,540	$88,362	$95,648
Interest expense on convertible subordinated notes, net of taxes	—	3,657	3,709
Net earnings available to common shareholders, diluted	$36,540	$92,019	$99,357
WEIGHTED AVERAGE SHARES:			
Basic weighted average common shares outstanding	29,924	33,522	37,779
Effect of dilutive securities:			
Warrants	—	—	22
Options, restricted stock units and ESPP	68	448	782
Assumed conversion of subordinated notes	—	2,814	2,814
Diluted weighted average common shares outstanding	29,992	36,784	41,397
Earnings per share:			
Basic	$ 1.22	$ 2.64	$ 2.53
Diluted	$ 1.22	$ 2.50	$ 2.40

For the years ended December 31, 2008, 2007 and 2006, weighted average options, warrants, restricted stock units, and PRSU's to purchase shares of common stock totaling 3,008,000, 741,000 and 622,000 shares, respectively, were not included in the computation of diluted earnings per share as their effect was anti-dilutive. In addition, for the year ended December 31, 2008, weighted average common shares attributable to convertible subordinated notes consisting of 2,814,000 shares were not included in the computation of diluted earnings per share as their effect was also anti-dilutive.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations and Related Uncertainties

Credit Risk—Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable and investments.

Cash and cash equivalents—We invest our excess cash in an effort to preserve capital, provide liquidity, maintain diversification and generate returns relative to our corporate investment policy and prevailing market conditions. We have not experienced any material losses in our cash and cash equivalents. The cash balances that we hold in financial institutions are in excess of federally insured limits. We perform periodic evaluations of the relative credit standing of financial institutions and limit the amount of risk by selecting financial institutions with a strong relative credit standing. At December 31, 2008 and 2007, we had $251.9 million and $305.5 million, respectively, in deposits with major financial institutions that exceeded the federally insured limit of $250,000 at December 31, 2008 and $100,000 at December 31, 2007.

Accounts receivable—We maintain an allowance for doubtful accounts for estimated losses due to the inability of our customers to make required payments, which results in bad debt expense. Our management periodically determines the adequacy of this allowance by continually evaluating individual customer receivables considering our customer's financial condition, their payment history and current economic conditions.

Investments—We have established investment credit policies that focus on the credit quality of obligors, limit credit concentrations, encourage diversification and require frequent creditworthiness reviews. Investment activity, including the setting of policy and defining acceptable risk levels, is subject to regular review and approval by senior management.

We invest primarily in debt securities which are rated investment grade and have established exposure limits, diversification standards and review procedures for all credit risks including borrower, issuer and counterparty. Creditworthiness of specific obligors is determined by consideration of external determinants, typically ratings assigned by nationally recognized ratings agencies, and is supplemented by an internal credit evaluation. Obligor, asset sector and industry concentrations are subject to established limits and are monitored on a regular basis.

Supplier Risk—We obtain a limited number of components and subassemblies included in our products from a single supplier or a small group of suppliers. We currently utilize a single supplier for certain optical, control systems and pulse power components and subassemblies used in our light source systems. Where possible, we work with secondary suppliers to qualify additional supply sources. We carry significant strategic inventories of these components to reduce the risk associated with this single supplier. Strategic inventories are managed as a percentage of future demand. We also have vendor-managed inventory of critical components to further reduce the risk of a single supplier. To date we have been able to obtain adequate supplies of the components and subassemblies used in the production of our light source systems in a timely manner from existing sources.

Geographic and Customer Concentrations

Concentrations of revenue in excess of 10% of total revenue within the geographic areas in which we do business are detailed as follows. We expect that sales of our light source products in these geographic areas will continue to account for a substantial portion of our revenue. The loss of business

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from any of these regions would have a material adverse effect on our operating results, financial condition, and cash flows. For further information about the revenue for all of our geographic regions see Note 16, "Segment and Geographic Areas."

	Years ended December 31,		
	2008	2007	2006
U.S.	38%	47%	54%
Japan	25%	23%	22%
Korea	16%	12%	9%
Total	79%	82%	85%

Customers that accounted for more than 10% of accounts receivable are detailed as follows (in thousands):

	December 31,	
	2008	2007
Customer		
ASML	$20,991	$27,658
Nikon	15,042	22,395
Total	$36,033	$50,053

Customers that accounted for more than 10% of total revenues are detailed as follows (in thousands):

	Years ended December 31,		
	2008	2007	2006
Customer			
ASML	$102,166	$173,374	$204,931
Nikon	92,780	99,728	88,405
Samsung	46,042	36,877	29,891
Total	$240,988	$309,979	$323,227

We expect that sales of our light sources and our installed base products to these customers will continue to account for a substantial portion of our revenue. None of our customers are obligated to purchase a minimum number of our products in the aggregate or during any particular period. We can provide no assurance that any of our customers will continue to purchase our products at past or current levels. The loss of business from any of these customers would have a material adverse effect on our operating results, financial condition, and cash flows.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements Adopted

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements.." SFAS No. 157 defines fair value, establishes a framework for measuring fair value using generally accepted accounting principles, and expands disclosures related to fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No.157 does not require any new fair value measurements. However, for some entities, the application of this Statement changes current practice. This Statement became effective for us on January 1, 2008. Subsequent to the issuance of SFAS No. 157, the FASB issued FASB Staff Position 157-2 ("FSP 157-2"). FSP 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We adopted all of the provisions of SFAS No. 157 on January 1, 2008 with the exception of the application of the Statement to non-recurring nonfinancial assets and nonfinancial liabilities. Although SFAS No. 157 increased the level of disclosures required for us for certain of our financial assets and liabilities, it did not have a material impact on our consolidated financial statements. See Note 4, "Fair Value Measurements" for our SFAS No. 157 disclosures for the year ended December 31, 2008.

In September 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). We adopted all provisions of SFAS No. 158 in December 2006 except for the provision which will require us to measure the funded status of our pension plans as of the date of our year-end statement of financial position. This provision became effective for us for the fiscal year ending December 31, 2008. SFAS No. 158 provides two approaches that a company can follow to transition to a fiscal year-end measurement date. We utilized the second approach which allows us to continue using the measurements determined for the prior fiscal year-end reporting to estimate the effects of the SFAS No. 158 change at December 31, 2008. SFAS No. 158 did not have a material impact on our consolidated financial statements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). This Statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in net income. This Statement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 became effective for fiscal years beginning after November 15, 2007, or January 1, 2008 for us. Based upon our analysis and implementation of SFAS No. 159 as it relates to our balance sheet accounts, we did not elect the fair value option permitted in SFAS No. 159 for any of our eligible financial assets or liabilities. As a result, SFAS No. 159 did not have any impact on our consolidated financial statements.

2. TCZ JOINT VENTURE

In July 2005, we entered into a Joint Venture ("JV") Agreement with Carl Zeiss SMT AG, a German corporation, and Carl Zeiss Laser Optics Beteiligungsgesellschaft mbH, a German limited liability company (which we refer to collectively with their affiliated entities as "Zeiss") to establish

2. TCZ JOINT VENTURE (Continued)

TCZ (for Team Cymer Zeiss) which is owned 60% by us and 40% by Zeiss. In September 2006, we amended and restated the JV Agreement to move the location of TCZ from Switzerland to Singapore and to change our joint venture entity to a Singapore corporation, TCZ Pte Ltd. We consolidate the financial position and results of operations of TCZ and reflect Zeiss' interest in the joint venture as minority interest in our consolidated financial statements. Any earnings or losses are distributed in accordance with the respective percentage interest by the joint owners. As an initial investment in TCZ, we contributed certain intellectual property and approximately $14.2 million in cash and subsequently, made additional cash contributions to TCZ of $6.0 million. Zeiss' initial investment in TCZ was a cash contribution of $4.0 million and subsequently, made additional cash contributions of $11.6 million. If TCZ is dissolved, the intellectual property owned by TCZ will be distributed to the members as joint owners, and the remaining assets, net of liabilities, will be distributed to the members in accordance with their percentage interest.

As a result of the formation of TCZ, we entered into a long-term supply agreement which requires us to provide TCZ with components for TCZ's products and an intellectual property agreement which controls the use of any intellectual property developed by us for the joint venture.

Additionally, we have performed an analysis of TCZ's operations and us as a consolidated entity in order to determine if TCZ qualifies as a separate operating segment under the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). See further information in Note 16, "Segment and Geographic Information."

3. BALANCE SHEET DETAILS

The consolidated balance sheets detail is as follows (in thousands):

	December 31,	
	2008	2007
ACCOUNTS RECEIVABLE:		
Trade	$ 65,091	$ 88,642
Other	1,500	3,822
Subtotal	66,591	92,464
Less: Allowance for doubtful accounts(1)	(2,295)	(589)
Total	$ 64,296	$ 91,875
INVENTORIES:		
Raw materials	$ 51,621	$ 43,238
Work-in-progress	29,177	21,610
Finished goods	113,948	64,909
Total(2)	$ 194,746	$ 129,757

10-K

3. BALANCE SHEET DETAILS (Continued)

	December 31, 2008	December 31, 2007
PROPERTY, PLANT AND EQUIPMENT:		
Land	9,080	9,080
Building	88,873	90,052
Building improvements	18,235	8,837
Furniture and equipment	125,118	98,220
Capitalized light sources	35,755	50,610
Leasehold improvements	4,264	3,657
Construction in process	4,508	8,957
Subtotal	285,833	269,413
Less: Accumulated depreciation	(171,443)	(152,688)
Total	$ 114,390	$ 116,725

Depreciation expense totaled $22.8 million, $21.7 million and $21.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Deferred revenue details are as follows as of December 31, 2008 and 2007 (in thousands):

	December 31, 2008	December 31, 2007
DEFERRED REVENUE:		
OnPulse™	$ 951	$ —
EUV systems	11,188	5,562
Service contracts	1,773	3,759
Laser upgrades	1,379	1,152
Other	53	63
Total	$15,344	$10,536
Current portion of deferred revenue	$15,344	$ 4,974
Long-term portion of deferred revenue	—	5,562
Total deferred revenue	$15,344	$10,536

4. FAIR VALUE MEASUREMENTS

In accordance with SFAS No. 157, we analyze our financial assets and liabilities measured at fair value and categorize them within the SFAS No. 157 fair value hierarchy based on the level of judgment associated with the inputs used to measure their fair value.

The majority of our available-for-sale securities and our foreign currency forward exchange contracts are priced via independent providers. In obtaining such valuation information from third parties, we have evaluated the valuation methodologies used to develop the fair values in order to determine whether such valuations are representative of an exit price in our principal markets.

Available-for-Sale Securities—The fair values of our available-for-sale securities are determined by a matrix pricing which is a mathematical technique widely used to value securities without relying

4. FAIR VALUE MEASUREMENTS (Continued)

exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark-quoted securities. Such assets are classified as Level 2 inputs in the fair value hierarchy and typically include our commercial paper and government and corporate fixed income securities which are included in our investment portfolio. As a result of the continued crisis in the credit market and the recent deterioration of the U.S. and global economies, we have considered whether or not these Level 2 inputs are appropriate and are still reflective of fair value for our available-for-sale securities. Based upon the types of holdings which are included in our investment portfolio, we determined that these Level 2 inputs were reflective of fair value for our available-for-sale securities as of December 31, 2008.

Auction Rate Securities—We currently hold one auction rate security ("ARS") within our investment portfolio which is classified as an available-for-sale-security and has a par value of $5.6 million. Under normal market conditions, we would determine the fair value of this ARS based on observable market prices for identical or similar instruments. However, due to the continuing crisis in the credit markets and the fact that this ARS has failed in every auction since being purchased by us in October 2007, we have been unable to obtain such market data on which to base our valuation in 2008. Therefore, we have been calculating the fair value of this ARS at the end of each reporting period utilizing a discounted cash flow model which is a Level 3 input in the fair value hierarchy. This model assumes that we will enter into a credit default swap to protect the par value of the ARS and that it will settle in 40 years. Other inputs to this discounted cash flow calculation include a coupon rate and a default swap risk rate over the 40 year period. As a result of utilizing this model in 2008, we determined that the fair value of this ARS was $291,000 at December 31, 2008 which resulted in an impairment to date of $5.3 million or approximately 95% of its par value during the year ended December 31, 2008. In addition to this ARS having multiple failed auctions since it was purchased at the end of 2007, the company that insures the ARS and the ARS itself were significantly downgraded during the first half of 2008. As a result of the failed auctions associated with this ARS, the magnitude of the impairment, the downgrading of the ARS itself and the company that insures it, and the continuing credit market crisis, we determined that the $5.3 million impairment to date was other-than-temporary. Since we determined that this was an other-than-temporary impairment, we recorded this as a write-down of investments in other income (expense), net in the accompanying consolidated statements of income. This impairment was recorded in the Cymer or excimer light source segment. It is uncertain that we will be able to liquidate this ARS in the near term and the likelihood is high that we will hold this ARS in excess of 12 months from the current reporting period date of December 31, 2008. Therefore, we have classified the $291,000 fair value of this ARS as a long-term investment on our consolidated balance sheet at December 31, 2008.

Derivative Instruments—Our foreign currency forward exchange contracts are valued using an income approach which includes observable Level 2 market inputs at the measurement date and uses a standard valuation technique to convert future foreign currency amounts to a single discounted present amount assuming participants are motivated, but not compelled to transact. Level 2 inputs are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. Key inputs in this discounted calculation include spot currency exchange rates at the measurement date, interest rates, and credit default swap rates at standard quoted intervals. Credit default derivatives are not available to us; therefore, we use the spread over LIBOR for the current yield on our convertible note. The principal market in which we execute our foreign currency forward exchange contracts is the retail market. Mid-market pricing is used as a practical expedient for fair value measurements. Since significant inputs in the valuation of

4. FAIR VALUE MEASUREMENTS (Continued)

our foreign currency forward exchange contracts are observable in the active market, they are classified as Level 2 in the fair value hierarchy. As a result of the continued crisis in the credit market and the recent deterioration of the U.S. and global economies, we have considered whether or not these Level 2 inputs are appropriate and are still reflective of fair value for our derivative instruments. Based upon our review of our derivative instruments and the credit worthiness of the parties associated with them, we determined that the Level 2 inputs currently being used were reflective of the fair value of our derivative instruments as of December 31, 2008.

Our financial assets and financial liabilities measured at fair value on a recurring basis which are subject to the disclosure requirements of SFAS No. 157 at December 31, 2008 are as follows (in thousands):

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investment securities:				
Cash and cash equivalents	$252,391	$252,391	$ —	$ —
Available-for-sale securities	40,065	—	40,065	—
Auction rate security	291	—	—	291
Total assets	$292,747	$252,391	$40,065	$291
Liabilities:				
Foreign Currency forward exchange contracts(1)	$ 4,544	$ —	$ 4,544	$ —
Total liabilities	$ 4,544	$ —	$ 4,544	$ —

(1) Included in Other Liabilities on the accompanying consolidated balance sheets

The following table summarizes the change in balance sheet carrying value associated with the ARS which was the only Level 3 financial instrument carried at fair value at December 31, 2008 (in thousands):

Balance at January 1, 2008	$ —
Transfers in and out of Level 3	5,600
Total realized losses included in earnings	(5,309)
Included in other comprehensive income	—
Purchases, sales, issuances and settlements	—
Balance at December 31, 2008	$ 291

We currently have convertible subordinated notes which are outstanding and these notes are recorded at face value on our consolidated balance sheets. Per the guidance in SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," we are required to disclose the fair value of

4. FAIR VALUE MEASUREMENTS (Continued)

such notes at the end of each reporting period. The principal amount of the notes outstanding at December 31, 2008 was $140.7 million and the fair value of such debt based on Bloomberg quoted market prices at December 31, 2008 was $139.2 million. As there are quoted prices for our convertible subordinated notes in active markets, our disclosure is based on a Level 1 input per the SFAS No. 157 fair value hierarchy.

5. INVESTMENTS

Investments at December 31, 2008 consist of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value
Short-term:				
Corporate debt securities	$12,161	$131	$12	$12,280
U.S. government agencies	18,500	120	—	18,620
Total	$30,661	$251	$12	$30,900
Long-term:				
Corporate debt securities	$ 9,145	$ 48	$28	$ 9,165
Auction rate securities(1)	291	—	—	291
Total	$ 9,436	$ 48	$28	$ 9,456

(1) See note 4, "Fair Value Measurements" for discussion on the impairment realized during the year ended December 31, 2008.

Investments at December 31, 2007 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Short-term:				
U.S. government agencies	$16,700	$ 55	$—	$16,755
Auction rate securities	5,600	—	—	5,600
Total	$22,300	$ 55	$—	$22,355
Long-term:				
Corporate debt securities	$20,131	$219	$—	$20,350
U.S. government agencies	9,000	93	—	9,093
Total	$29,131	$312	$—	$29,443

5. INVESTMENTS (Continued)

As of December 31, 2008, the contractual maturities of debt securities were as follows (in thousands):

	Less than One Year	One to Two Years	Total
Short-term:	$30,900	$ —	$30,900
Long-term:	—	9,456	9,456
Total	$30,900	$9,456	$40,356

We did not have any investments in individual securities that have been in a continuous unrealized loss position deemed to be temporary for more than 12 months at December 31, 2008. See note 4, "Fair Value Measurement" for further discussion of the auction rate security impairment realized during the year ended December 31, 2008.

6. DERIVATIVE INSTRUMENTS

Many of our forward contracts qualify for hedge accounting treatment as "cash flow hedges" according to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Pursuant to SFAS No. 133, designated hedging instruments and hedged items or transactions qualify for cash flow hedge accounting treatment if certain criteria are met. For example, at the inception of the hedge, we must have formal documentation of the hedging relationship and our management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness will be assessed. The hedging relationship must be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge.

In accordance with the provisions of SFAS No. 133, we defer changes in the fair value for the effective portion of these hedges and we record the change in accumulated other comprehensive income (loss), and subsequently reclassify the gain or loss to cost of product sales in the same period that the related sale is made to the third party. Interest charges or "forward points" on our forward contracts are excluded from the assessment of hedge effectiveness and are recorded in foreign currency exchange gain (loss) in the consolidated statements of income. In the event that an anticipated, hedged transaction is no longer likely to occur within a certain time period, the derivative gain or loss reported in accumulated other comprehensive loss is immediately reclassified into foreign currency exchange gain (loss).

We hold other forward contracts to offset balance sheet exposures where we do not use hedge accounting treatment. The change in fair value of these forward contracts not designated for hedge accounting treatment is recorded to foreign currency exchange gain (loss) in order to offset changes in the fair value of assets and liabilities denominated in non-functional currencies.

The fair value of all forward contracts as of December 31, 2008 was a liability of $4.5 million. The deferred loss, net of tax, in other comprehensive income for forward contracts qualifying as cash flow hedges was $164,000 as of December 31, 2008. The excluded forward points for forward contracts qualifying as cash flow hedges amounted to a gain of $269,000 and $581,000 for the years ended December 31, 2008 and 2007, respectively.

As of December 31, 2008, we had outstanding forward contracts to buy U.S. $38.3 million for 3.9 billion Yen under foreign currency exchange facilities with contract rates ranging from 90.02 Yen to

6. DERIVATIVE INSTRUMENTS (Continued)

108.38 Yen per U.S. dollar. These contracts expire on various dates through June 2009. We recognized a net loss through cost of revenues from forward contracts of $558,000 and $127,000 for the years ended December 31, 2008 and December 31, 2007, respectively, and a net gain of $254,000 for the year ended December 31, 2006.

7. GOODWILL

Under SFAS No. 142, our goodwill is subject to an annual impairment test, or whenever facts and circumstances indicate that there may be an impairment. In addition, SFAS No. 142 requires us to test for goodwill impairment at the reporting unit level. We currently have two separate reporting units, (i) our primary business to design, manufacture and sell excimer light source systems, replacement parts, and support services for use in photolithography systems used in the manufacture of semiconductors and (ii) our TCZ joint venture that is currently developing a process tool for use in the manufacture of flat panel displays. Since all of our recorded goodwill was acquired prior to the formation of TCZ, none of the goodwill was allocated to the TCZ reporting unit. We completed our annual impairment test of goodwill in the fourth quarter of 2008 and 2007 and concluded that no impairment of goodwill existed for either year. The balance of goodwill as of December 31, 2008 or 2007 was $8.8 million.

8. LONG-LIVED ASSETS

Our intangible assets subject to amortization include various patents that we have acquired since 2001. The expected useful life of these patents can vary depending on the nature of the technology and remaining useful life of the patent. Currently the expected useful life of our intangible assets ranges from five to sixteen years. Details of our intangibles are as follows (in thousands):

	December 31,	
	2008	2007
Patents-Gross carrying amount	$ 27,133	$ 27,133
Less accumlated amortization	(17,235)	(14,182)
Net Amount	$ 9,898	$ 12,951

Amortization expense associated with our acquired patents was $3.1 million, $3.1 million and $2.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the future estimated amortization expense for these acquired patents for the next five years and thereafter is expected to be as follows (in thousands):

	Future Amortization
Year ending December 31, 2009	$1,571
Year ending December 31, 2010	682
Year ending December 31, 2011	682
Year ending December 31, 2012	682
Year ending December 31, 2013	682
Thereafter	5,599
	$9,898

8. LONG-LIVED ASSETS (Continued)

We account for the impairment and disposal of our long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Long-lived assets and certain identifiable intangibles subject to amortization are reviewed for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured and recorded based upon the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

We recorded impairment losses associated with specific property, plant and equipment of approximately $308,000 $294,000 and $40,000 for the years ended December 31, 2008, 2007 and 2006, respectively. No impairment was recorded for our intangible assets subject to amortization during 2008, 2007 and 2006.

9. FINANCING ARRANGEMENTS

Foreign Currency Exchange Facilities—In 2008 and 2007, we maintained foreign currency exchange facilities with three financial institutions in the U.S. These facilities provide up to $124.5 million to be utilized for spot and forward foreign currency exchange contracts for periods of up to one year. Under these foreign currency exchange facilities, $38.3 million and $37.9 million in notional value of forward contracts were outstanding at December 31, 2008 and 2007, respectively. The fair value of outstanding forward contracts were a liability of $4.5 million and an asset of $168,000 at December 31, 2008 and 2007, respectively. We also maintain a $10.0 million foreign currency exchange facility with a financial institution in Korea, which is used primarily to convert Korean Won and U.S. dollars on a spot basis. There were no forward contracts outstanding at December 31, 2008 or 2007 under the Korean facility. See "Derivative Instruments" in Note 6 for further information.

Long-Term Debt—In February 2002, we issued $250.0 million principal amount of unsecured fixed rate 3.50% Convertible Subordinated Notes due February 15, 2009. Interest on these notes is payable on February 15 and August 15 of each year. The notes are convertible into shares of our common stock at a conversion rate of 20 shares per $1,000 principal amount subject to adjustment under certain conditions. Beginning February 21, 2005, we may redeem the notes at certain redemption prices expressed as a percentage of the principal amount. The notes are subordinated to our existing and future senior indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries. To date, we have repurchased at a discount to par, $109.2 million principal amount of these notes. As of December 31, 2008 and 2007, we had $140.7 million principal amount of the notes outstanding. See Note 18, Subsequent Events, for further information.

10. STOCKHOLDERS' EQUITY

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income, net unrealized gains and losses on effective foreign currency forward exchange contracts, foreign currency translation adjustments, net unrealized pension gains and losses, and net unrealized gains and losses on available-for-sale securities, which are recorded as short-term and long-term investments in the accompanying consolidated balance sheets. See the consolidated statements of stockholder's equity for the impact of the components of comprehensive income (loss) to our net income.

10. STOCKHOLDERS' EQUITY (Continued)

The following table summarizes the detail of each component of accumulated other comprehensive income (loss) (in thousands):

	December 31,		
	2008	2007	2006
Foreign currency translation adjustments	$(5,910)	$ 37	$(3,984)
Unrealized gain (loss) on available-for-sale investments, net of tax	161	229	(92)
Unrealized gain (loss) on foreign currency forward exchange contracts, net of tax	(164)	90	17
Net unrealized pension loss(1)	(112)	(142)	(7)
Accumulated other comprehensive income (loss)	$(6,025)	$ 214	$(4,066)

(1) See Note 12, "Employee Benefit Plans—Retirement Plans" for additional information.

Common Stock Warrants—During 2001, we issued warrants to purchase 200,000 shares of our common stock at a weighted average purchase price of $31.43 per share in conjunction with the acquisition of certain patents. See Note 14, "Patent License Agreements" for further information. During 2008, 2007 and 2006, no warrants were granted. In May 2006, all 200,000 warrants were exercised for total proceeds of $6.3 million in cash.

Stock Repurchase Programs—In July 2006, our board of directors authorized us to repurchase up to $150 million of our common stock. Total purchases through the end of August 2006 were $100.7 million or 2.6 million shares. No additional purchases were made under this 2006 program as it was terminated in April 2007 and was replaced with another board approved program. This April 2007 repurchase program authorized us to purchase up to $300 million of our common stock. By December 31, 2007 we had repurchased the full $300 million authorized under the plan or 7.5 million shares. In April 2008, our board authorized us to purchase up to $100 million of our common stock. As of December 31, 2008, we had purchased 803,500 shares for $22.9 million under this 2008 program and approximately $77.1 million in shares remains open and authorized to repurchase under this 2008 program.

Total purchases under all repurchase programs were $473.6 million or 12.9 million shares.

Stock Award Plans—We have the following equity incentive plans or incentive programs that include equity based awards:

2005 Equity Incentive Plan (the "Incentive Plan")—We grant stock options and stock units from our Incentive Plan, which provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards and other stock awards to our employees, non-employee directors and consultants. Stock Options issued under the Incentive Plan expire ten years after the options are granted and generally vest and become exercisable ratably over a four-year period following the date of grant. Stock unit awards issued under the Incentive Plan generally vest one to four years from the date granted.

At our annual meeting of stockholders held in May 2007, our stockholders approved the amendment and restatement of our 2005 Equity Incentive Plan to increase the number of shares of common stock authorized for issuance from a total of 1,000,000 shares to a total of 2,000,000 shares and to also expand the type and nature of the awards available for grant under the Incentive Plan to include cash awards that qualify as "performance-based compensation." Awards and options to

10. STOCKHOLDERS' EQUITY (Continued)

purchase 1,315,482 shares are outstanding and 624,948 shares remain available for grant under this plan as of December 31, 2008.

1996 Stock Option Plan (the "1996 Plan")—The 1996 Plan provided for the grant of incentive stock options to our employees and nonqualified stock options to our employees, directors and consultants. The exercise prices of stock options granted under the 1996 Plan were at least equal to the fair market value of our common stock on the dates of grant. Options issued under the 1996 Plan expire five to ten years after the options were granted and generally vest and become exercisable ratably over a four-year period following the date of grant. The 1996 Plan was terminated in May 2005 with the approval of the 2005 Plan. A total of 7,900,000 shares of common stock were reserved for issuance under the 1996 Plan. Of these shares, options to purchase 1,166,140 shares are outstanding as of December 31, 2008.

2000 Equity Incentive Plan (the "2000 Plan")—In August 2000, our board of directors adopted the 2000 Plan which provides for the grant of options to our employees or consultants who were neither directors nor officers. The exercise prices of the options granted under the 2000 Plan were equal to the quoted market value of our common stock at the date of grant. Options issued under the 2000 Plan expire ten years after the options were granted and generally vest and become exercisable ratably over a four year period following the date of grant. The 2000 Plan was amended in 2002 to increase the shares reserved for issuance under the plan from 1,850,000 to 4,950,000. The plan was terminated in May 2005 with the approval of the 2005 Plan. Of these shares, options to purchase 873,559 shares are outstanding as of December 31, 2008.

ACX 1993 Stock Option Plan (the "ACX Plan")—We assumed the ACX Stock Option Plan upon completion of the acquisition of ACX in February 2001. Outstanding options may be exercised solely for shares of our common stock, according to the conversion ratio established in the terms of the acquisition. The outstanding ACX options were converted to options to purchase 336,109 of our shares at exercise prices ranging from $2.08 to $38.71 per share. The ACX Plan provided for the grant of incentive and non-statutory options to purchase shares of common stock to employees, directors and consultants at exercise prices not less than 100% of the fair market value of common stock on the dates the options were granted. Options issued under the ACX Plan expire five to ten years after the options were granted and generally vest and become exercisable ratably over a four-year period following the date of grant. No further options will be issued under the ACX Plan. As of December 31, 2008, no options to purchase shares are outstanding under the ACX Plan.

In 1996, we adopted the *1996 Director Option Plan (the "Director Option Plan")* whereby 200,000 shares were reserved for option grants to our directors. There were 80,000 options issued under the Director Option Plan in 1997. The Director Option Plan was terminated in October 1997 and none of these options to purchase remain outstanding as of December 31, 2008.

10. STOCKHOLDERS' EQUITY (Continued)

Stock Options

A summary of the stock option activity under all equity incentive plans and incentive programs is as follows (in thousands, except per share data):

	Options Outstanding	
	Number of Shares	Weighted Average Exercise Price Per Share
Balance at January 1, 2006	6,924	$32.15
Granted	313	44.94
Exercised	(3,509)	30.91
Cancelled	(213)	30.90
Expired	(57)	48.73
Balance at December 31, 2006	3,458	34.38
Granted	170	39.87
Exercised	(519)	27.26
Cancelled	(195)	40.22
Expired	(75)	46.45
Balance at December 31, 2007	2,839	35.28
Granted	684	34.04
Exercised	(70)	23.21
Cancelled	(156)	37.18
Expired	(144)	41.05
Balance at December 31, 2008	3,153	$34.92
Exercisable at December 31, 2008	2,428	$34.92
Vested and expected to vest at December 31, 2008	3,064	$34.95

The following table summarizes information as of December 31, 2008 concerning currently outstanding and exercisable options:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding As of 12/31/08 (in thousands)	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Number Exercisable As of 12/31/08 (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$16.32–$21.91	115	2.53	$19.47	$281	115	$19.47	$281
$22.41–$25.51	206	4.93	23.60	—	155	23.80	—
$25.65–$31.90	783	5.26	28.83	—	605	28.93	—
$32.38–$39.88	1,536	4.78	36.89	—	1,108	36.61	—
$39.97–$49.86	396	4.23	44.96	—	328	45.14	—
$49.96–$55.13	117	2.29	51.07	—	117	51.07	—
$16.32–$55.13	3,153	4.67	$34.92	$281	$2,428	$34.92	$281

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on a per share price of $21.91, the closing price of our common stock on December 31, 2008 as reported by The NASDAQ Global Select Market, which would have been received by the option

10. STOCKHOLDERS' EQUITY (Continued)

holders had all option holders exercised their options as of that date. The total number of in-the-money stock options exercisable as of December 31, 2008 was 115,000.

The total intrinsic value of options exercised was $416,000, $7.5 million and $62.0 million during the years ended December 2008, 2007 and 2006, respectively.

The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2008, 2007 and 2006 was approximately $1.6 million, $14.1 million and $108.4 million, respectively. In connection with these exercises, the tax benefit recognized by us for the years ended December 31, 2008, 2007 and 2006 was $58,000, $1.7 million and $20.2 million, respectively.

We settle employee stock option exercises with newly issued shares of our common stock.

Restricted Stock Units Awards

In January 2006, our board of directors approved the use of annual stock unit awards for non-employee directors pursuant to our 2005 Plan in lieu of quarterly stock options grants. The number of shares subject to each stock unit award is determined by dividing $100,000 by the closing price per share of our common stock as of the date of grant. Each stock unit award shall generally vest 100% after one year from the date of grant.

In April 2007, the compensation committee of our board of directors adopted the 2007 Long-Term Incentive Bonus Plan ("2007 LTIP") for 2007. Per the provisions of the plan, any bonuses accrued for performance in 2007 are paid 50% in cash and 50% in the form of restricted stock unit awards under our Incentive Plan. The number of shares subject to the target restricted stock unit awards for 2007 was determined by dividing the cash value of the award by $44.57, the closing price of our common stock as reported on the Nasdaq Global Select Market on April 16, 2007, the grant date.

In March 2008, the compensation committee approved the 2007 LTIP payments based on the achievement of the performance conditions for 2007 and issued 66,000 restricted stock units from our Incentive Plan. The restricted stock units will vest in three equal annual installments beginning in January 2009.

A summary of the change in restricted stock unit awards outstanding during the year ended December 31, 2008 is as follows (in thousands, except life data):

	Shares	Weighted Average Remaining Contractual Life(1)	Aggregate Intrinsic Value as of December 31, 2008
Beginning Outstanding	15		
Awarded	85		
Vested	(15)		
Forfeited	(11)		
Ending Outstanding	74	1.01	$1,618

(1) Weighted average remaining recognition period is 1.51 years.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value based on our closing stock price of $21.91 as of December 31, 2008.

10. STOCKHOLDERS' EQUITY (Continued)

Performance-Based Restricted Stock Unit Awards

In October 2007, the compensation committee of our board of directors approved the Long Term Incentive Bonus Program ("LTIP") which became effective January 1, 2008 for our executive officers and certain key employees. This LTIP replaced the 2007 LTIP for granting long-term incentive compensation to our executive officers and key employees. Any potential equity based bonuses awarded under the LTIP are calculated based on a target dollar amount. This target amount is divided into two equity award components to be granted from our Incentive Plan: 50% of the target amount in time-based vesting stock options and 50% in PRSU's. In January 2008, we granted stock options to purchase 434,000 shares under the LTIP and they will vest over four years. The shares subject to the PRSU awards will vest and become issuable following a three-year performance period that commences on the grant date only if our relative performance compared to specified peer companies over the three-year period meets or exceeds certain performance measures. Vesting of the PRSU awards is subject to downward adjustment if the participant fails to meet 100% of his or her individual management-by-objective goals during the three-year performance period. During the year ended December 31, 2008, 160,000 PRSU's were granted at 100% of the target number of shares under the LTIP.

A summary of activity for the stock unit awards with performance conditions associated with the LTIP as of December 31, 2008 is presented below (in thousands, except life data):

	Shares	Weighted Average Remaining Contractual Life(1)	Aggregate Intrinsic Value as of December 31, 2008
Beginning Outstanding			
Awarded	160	2.96	
Vested	—		
Forfeited	(32)	2.22	
Ending Outstanding	128	2.00	$2,811

(1) Weighted average remaining recognition period is 2.0 years.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value based on our closing stock price of $21.91 as of December 31, 2008.

Employee Stock Purchase Plan

1996 Employee Stock Purchase Plan (the "ESPP")—Our ESPP is intended to qualify for favorable income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under Section 423 of the Internal Revenue Code. Under the ESPP, eligible employees may purchase shares of our common stock through payroll deductions of up to 15% of his or her compensation (as defined in the plan), at a price per share equal to 95% of the fair market value of our common stock at the end of the purchase period. Our ESPP was amended in 2005. The amendment: a) changed the duration of offering periods under the plan from two years to six months, b) reduced the discount of the market price used to determine the purchase price for shares of our common stock under the plan from 15% to 5%, and c) eliminated the "lookback" feature that allowed the purchase price to be determined as of the beginning of an offering period, or enrollment date, if the market price as of the enrollment date was lower than the market price at the end of the offering period. As a result of the amendment the plan became non-compensatory.

10. STOCKHOLDERS' EQUITY (Continued)

On February 7, 2006, our board of directors amended our ESPP to extend the expiration date of the plan until July 31, 2016. In addition, on May 18, 2006, our stockholders approved an amendment to increase the number of shares of common stock reserved for issuance under the plan by 300,000 shares from 1,200,000 shares to 1,500,000 shares.

The number of shares issuable under the ESPP as of December 31, 2008 was 301,229 and 1,198,771 shares have been previously issued. Because our ESPP is a non-compensatory plan as defined by SFAS No. 123R, no stock-based compensation expense is recorded for our ESPP.

The total cash received from employees as a result of ESPP shares issued during the year ended December 31, 2008, 2007, and 2006 was approximately $876,000, $1.1 million and $1.3 million, respectively.

Share-Based Compensation Valuation Assumptions

The following weighted average assumptions were used for stock option grants issued in the years ended December 31, 2008, 2007 and 2006 under the SFAS No. 123R requirements:

	Year Ended December 31,		
	2008	2007	2006
Dividend yield	None	None	None
Volatility rate:			
Options	42%	52%	56%
Risk free interest rate:			
Options	2.86%	4.33%	4.75%
Expected life:			
Options	3.1 years	3.1 years	3.2 years

We value the stock unit awards which are issued to our non-employee directors and key employees using an intrinsic calculation based on the price of our stock on the date that the stock unit award is granted. Compensation expense related to these stock unit awards is recognized straight line over the service period. For those stock unit awards that have performance-based conditions such as those granted under our LTIP we adjust the compensation expense over the service period based upon the expected achievement of the performance conditions under the program. The fair value of stock-based awards granted, less expected forfeitures, is recognized to expense over the requisite service period.

10. STOCKHOLDERS' EQUITY (Continued)

Share-Based Compensation Expense

The components of share-based compensation expense for employees, non-employee directors and non-employees under the provisions of SFAS No. 123R for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	2008	2007	2006
Stock Options—employees	$3,509	$4,027	$11,841(1)
Stock Options—non-employees or change in status	33	138	723
Restricted stock unit awards—employees	548	758	—
Performance restricted stock units-employees	811	—	—
Restricted stock units—non-employee directors	729	719	671
Total Share-Based Compensation	$5,630	$5,642	$13,235

(1) In the fourth quarter of 2006, we recorded $4.2 million of stock-based compensation expense related to a small number of stock options that were granted primarily in 1999. This additional stock-based compensation expense resulted from us using the incorrect measurement date to calculate the compensation expense and as a result, we failed to record the related compensation expense for these 1999 stock options. We recorded the charge in 2006 as the charge was not material to 2006 or any prior periods. In connection with this $4.2 million of stock-based compensation expense, we recorded a $1.2 million tax benefit.

The weighted average per share fair value of the options granted was $10.78, $15.43, and $18.85 during the years ended December 2008, 2007 and 2006, respectively.

As of December 31, 2008, the unamortized compensation expense related to outstanding unvested options and restricted stock unit awards was approximately $5.3 million and $1.0 million, respectively with a weighted average remaining vesting period of 2.77 years and 1.51 years, respectively. We expect to amortize these expenses over the remaining vesting periods of these stock options and restricted stock unit awards.

11. INCOME TAXES

The breakdown of U.S. and foreign income before income tax provision and minority interest and the components of the provision for income taxes on continuing operations on U.S. and foreign pre-tax income are summarized as follows (in thousands):

	Years ended December 31,		
	2008	2007	2006
U.S. pre-tax income	$50,804	$121,116	$137,961
Foreign pre-tax income	(540)	8,736	731
Total	$50,264	$129,852	$138,692

10-K

11. INCOME TAXES (Continued)

	Years ended December 31,		
	2008	2007	2006
Current income taxes:			
Federal	$21,687	$ 34,572	$ 24,541
State	1,347	581	665
Foreign	7,559	6,469	3,813
Total	30,593	41,622	29,019
Deferred income taxes:			
Federal	(5,988)	4,560	15,641
State	(2,697)	889	964
Foreign	(5,321)	(2,658)	513
Total	(14,006)	2,791	17,118
Income tax provision	$16,587	$ 44,413	$ 46,137

The income tax provision is different from that which would be obtained by applying the statutory federal income tax rate (35%) to income before income tax provision and minority interest. The items causing this difference for each period are as follows (in thousands):

	Years ended December 31,		
	2008	2007	2006
Provision at statutory rate	$17,593	$45,448	$48,542
Foreign provision in excess of federal statutory rate	2,888	3,501	3,739
State income taxes (benefit), net of federal benefit	(892)	1,536	1,629
Extraterritorial income exclusion benefit	—	—	(3,629)
U.S. manufacturing benefit	(1,692)	(2,441)	(897)
Federal tax credits	(2,205)	(4,048)	(3,500)
Change in cash surrender value of life insurance	(107)	(210)	(1,117)
Change in valuation allowance	469	303	910
Other	533	324	460
Provision at effective tax rate	$16,587	$44,413	$46,137

11. INCOME TAXES (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred tax assets are as follows (in thousands):

	December 31, 2008	December 31, 2007
Deferred tax assets:		
Reserves and accruals not currently deductible	$31,126	$29,939
Difference between book and tax basis of inventory	7,262	5,962
Tax carryforwards	11,834	7,795
Foreign deferred tax assets	10,387	6,054
Total gross deferred tax assets	60,609	49,750
Valuation allowance	(1,115)	(646)
Net deferred tax assets	59,494	49,104
Deferred tax liabilities:		
Difference between book and tax basis of property and equipment	(2,321)	(2,112)
Reserves and accruals not currently taxable	—	(114)
Total deferred tax liabilities	(2,321)	(2,226)
Net deferred tax assets	$57,173	$46,878

In 2008, we reclassified the prepaid taxes associated with profit in ending inventory from current deferred tax assets to current prepaid taxes. Prepaid taxes are not to be included in the net deferred tax assets table above; therefore amounts related to these prepaid taxes which totaled $18.9 million and $14.1 million for 2008 and 2007, respectively, have been removed from the above table.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. With regard to certain deferred tax assets related to our TCZ joint venture, we believe there is insufficient evidence to conclude that realization of the benefit is more likely than not and therefore we have provided an additional valuation allowance of $469,000 against these assets for a total of $1.1 million. An asset of $97,000 remains as it is more likely than not that this federal tax asset will be realized.

With regard to all other deferred tax assets, we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefit, and therefore no valuation allowance has been provided for these assets. This is based on the fact that we have federal taxable income before net operating loss carry forwards of $306.8 million from 2004 through 2007. For 2008 we expect to have approximately $84.2 million of federal taxable income. California is the largest state taxpayer and approximately 48% of this income is apportioned to California. Due to the current adverse global economic conditions, we do not expect this level of taxable income for 2009 however, when the economic recovery occurs, we fully expect to generate sufficient taxable income to realize the benefit of these assets. Should we incur a federal tax loss in 2009, we expect to be able to realize the benefit of such loss through carryback to prior taxable years.

At December 31, 2008, we had state tax credit carry-forwards of $18.4 million, which may be carried forward indefinitely. At December 31, 2008, we had foreign net operating loss ("NOL") carry-

11. INCOME TAXES (Continued)

forwards of $17.5 million which may be carried forward indefinitely. The $17.5 million NOL carry-forwards originated in Singapore where we obtained Pioneer Status for a tax holiday. The tax holiday is awarded by Singapore's Minister for Trade and Industry to promote capital investment in certain qualified high-technology businesses. The holiday is effective for a six year period starting January 1, 2007, and provides exemption from corporate income tax on 100% of eligible income. Accordingly, we have not included any benefit from these NOL carry-forwards in our tax provision.

We adopted FIN 48 in January of 2007 which requires us to determine the amount of unrecognized tax benefits. The following is a reconciliation of the amount of gross unrecognized tax benefits at January 1, 2008 and December 31, 2008 (in thousands):

Balance at January 1, 2008	$22,861
Additions based on tax positions related to the current year	3,104
Additions for tax positions of prior years	6,862
Reductions for tax positions of prior years	(7,223)
Settlements/Expiration of statutes	—
Balance at December 31, 2008	$25,604

Included in the balance of unrecognized tax benefits at December 31, 2008 is $18.3 million of net tax benefits that, if recognized, would affect our effective tax rate. Also included in the balance of unrecognized net tax benefits at December 31, 2008 is $124,000 of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred tax assets and long term income taxes payable. These amounts primarily consist of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

We recognize interest and penalties related to uncertain tax positions in income tax expense. For the years ended December 31, 2008 and prior, we recognized approximately $2.5 million in interest and penalties of which approximately $631,000 was booked through cumulative effect upon the adoption of FIN 48 in January 2007. As of December 31, 2008 and December 31, 2007, we had approximately $2.5 million and $1.5 million respectively, of accrued interest and penalties related to uncertain tax positions.

We are subject to taxation in the United States and in various states and foreign jurisdictions. We are currently under Internal Revenue Service ("IRS") audit for the 2003 through 2006 tax years. Though the estimated completion date of the audit is not known, it is unlikely that the audit will be completed within the next twelve months. In connection with this audit, the IRS has proposed certain adjustments to the amounts reflected by us on our returns, in the 2003 and 2004 tax years, as a tax benefit for our export sales. We have not agreed to these proposed adjustments and we are contesting them. If resolved in favor of the IRS, these adjustments would require a material change to our income tax expense. However, we expect to prevail with our position and have determined that a change in our tax reserves is not appropriate at this time. In addition, we do not foresee material changes to the state or foreign uncertain tax positions within the next twelve months.

11. INCOME TAXES (Continued)

Our tax years 2003 and forward are subject to examination by the IRS, our tax years 2000 and forward are subject to examination by material state jurisdictions, and our tax years 2002 and forward are subject to examination by material foreign jurisdictions.

We benefit from a tax holiday in Korea where we manufacture certain of our replacement parts. The tax holiday is awarded by Korea's Ministry of Finance and Economy to promote capital investment in certain qualified high-technology businesses. The holiday is effective for a 10-year period, from 2003 through 2012, and provides exemption from corporate income tax of 100% of eligible income through 2009 and 50% of eligible income from 2010 through 2012. Since inception, the tax holiday has produced tax benefits to us totaling $4.6 million.

It is our intention to reinvest undistributed earnings of our foreign subsidiaries and thereby indefinitely postpone their remittance, with the exception of our TCZ joint venture. Accordingly, we have not provided U.S. federal income and foreign withholding taxes on $56.9 million of undistributed earnings from non-U.S. operations as of December 31, 2008. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings.

12. EMPLOYEE BENEFIT PLANS

Employee Savings Plan—We have a 401(k) plan that allows participating employees to contribute a percentage of their salary, subject to certain annual IRS limits. The plan is available to substantially all full-time U.S. employees and, per the terms of the plan, we are allowed to make a matching contribution of up to 5% of each participating employee's compensation, not to exceed $5,000 per year. Under the plan, we contributed $2.3 million, $2.9 million and $3.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. See Note 18 "Subsequent Events" for further discussion of our contributions to the 401(k) plan.

Executive Deferred Compensation Plan—We have an executive deferred compensation plan for certain management level employees in which the employee may elect to defer receipt of current compensation from us in order to provide retirement and other benefits on behalf of such employee. This plan is intended to be a nonqualified deferred compensation plan that complies with the provisions of Section 409A of the Internal Revenue Code. The plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation benefits. We use corporate owned life insurance to support the plan. The cash surrender value of the company owned life insurance policies totaled $3.4 million and $3.1 million as of December 31, 2008 and 2007, respectively and is included in other assets in the consolidated balance sheets. Our liability for the deferred compensation plan totaled $3.8 million and $5.0 million as of December 31, 2008 and 2007, respectively, and is included in other liabilities in the consolidated balance sheets. A gain of $519,000 was recognized during the year due to the plan's liabilities decrease in value in 2008 compared to 2007. Compensation expense under the plan totaled $196,000 and $628,000 for the years ended December 31, 2007, and 2006, respectively.

Executive Option and Group Health Coverage Extension Program—We have an executive option and health coverage extension program for eligible executives who meet certain minimum service and age requirements. This program is designed to provide extended benefits to eligible executives who retire and cease to serve us on a full-time basis. Under the terms of the program, the executive acts as our consultant for a term of four years and in return for these services, the executive continues to vest in his or her eligible stock options after the retirement separation date. The program also provides the former executive with specified health insurance continuation benefits until they reach the age of 65.

12. EMPLOYEE BENEFIT PLANS (Continued)

One former executive participated in this program in 2008 and 2007 and currently participates in the health insurance continuation benefits of the program.

Retirement Plans—Two of our subsidiary offices, Cymer Japan ("CJI") and Cymer Korea ("CKI"), have retirement allowances and pension plans covering a substantial portion of their employees. Benefits under these plans are based upon years of service and compensation levels. The CJI pension plans consist of a Retirement Allowance and Pension Plan for all Cymer Japan employees, as well as a retirement allowance for Japanese directors ("directors' plan"). Amounts associated with the directors' plan are immaterial and thus not included in any of the tables or discussions below. CKI has a government mandated Retirement Allowance and Pension Plan for all Cymer Korea employees.

The expenses for the pension plans are recorded pursuant to the accounting requirements under Statements of Financial Standards No. 87, 88, 132(R), and 158.

In September 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R)." We adopted all provisions of SFAS No. 158 in December 2006 except for the provision which requires us to measure the funded status of our pension plans as of the date of our year-end statement of financial position. We adopted this measurement date provision for the year ended December 31, 2008. SFAS No. 158 provides two approaches for an employer to transition to a fiscal year-end measurement date. We utilized the second approach which allows an employer to continue using the measurements determined for the prior fiscal year-end reporting to estimate the effects of the change. Prior to adopting this provision of SFAS No. 158, we used November 30th of each year as the measurement date for our pension plans. The impact of changing approaches was immaterial to our consolidated financial statements for 2008.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the pension plans at December 31, 2008 and 2007 are as follows (in thousands):

	Years ended December 31,	
	2008	**2007**
Change in Benefit Obligation		
Projected benefit obligation at end of prior year	$3,049	$2,511
Adjustment due to change in measurement date	28	—
Service cost	552	534
Interest cost	90	77
Benefits paid	(835)	(340)
Actuarial (gain) / loss	47	211
Effect of foreign currency	100	56
Projected benefit obligation at end of year	$3,031	$3,049

12. EMPLOYEE BENEFIT PLANS (Continued)

	Years ended December 31,	
	2008	2007
Change in Plan Assets		
Fair value of assets at beginning of year	$ 893	$ 655
Expected return on plan assets	28	26
Actuarial gains / (losses) on plan assets	3	(1)
Company contributions	64	327
Benefits paid	(293)	(112)
Effect of foreign currency	(233)	(2)
Fair value of assets at end of year	$ 462	$ 893
Unfunded status at end of year	$2,569	$2,156
Unrecognized actuarial losses (before taxes)	$ 177	$ 203

The CJI pension plan is an unfunded plan and includes no plan assets. CKI has an established life insurance trust fund to maintain the pension plan assets. The life insurance fund is a guaranteed investment product and is heavily regulated by the Korean government.

SFAS No. 158 requires employers to recognize the unfunded status of a benefit plan, measured as the difference between the plan assets at fair value and the projected benefit obligation, in their balance sheet. Therefore, we have recorded the unfunded status of the pension plans in the table above in other liabilities (non-current). The recognition of the unfunded status on the balance sheet requires employers to recognize actuarial gains and losses as a component of other comprehensive income. We recorded the unrecognized actuarial gains and losses included in our pension plans in other comprehensive income (loss). The total amount recorded in accumulated other comprehensive income (loss) after taxes was an unrecognized actuarial loss of $112,000, $142,000 and $7,000 for the years ended December 31, 2008, 2007 and 2006, respectively. We do not expect to recognize any of the amount recorded in other comprehensive income (loss) as of December 31, 2008 as a component of net periodic benefit cost in 2009 as the net actuarial loss does not exceed 10 percent of the projected benefit obligation. There were no unrecognized transition costs or unrecognized prior service costs for either of the years ended December 31, 2008 or December 31, 2007.

Net period costs consisted of the following (in thousands):

	Years ended December 31,		
	2008	2007	2006
Service cost	$552	$534	$456
Interest cost	90	77	70
Expected return on plan asset	(28)	(26)	(25)
Amortization of net actuarial loss	3	—	—
Change in accounting method	—	—	(5)
Net periodic pension cost	$617	$585	$496

12. EMPLOYEE BENEFIT PLANS (Continued)

The accumulated benefit obligation for our pension plans was as follows (in thousands):

	Years ended December 31,	
	2008	2007
Accumulated benefit obligation	$2,295	$2,210

The weighted average assumptions used in computing the projected benefit obligation and net periodic pension costs are as follows for the years presented:

	Years ended December 31,		
	2008	2007	2006
Discount rate	2.66%	3.34%	3.36%
Rate of compensaton increase	4.45%	4.88%	4.61%
Expected return on plan assets	4.90%	4.60%	4.60%

The mortality rates for the CJI pension plan for both the years ended December 31, 2008 and 2007 were as announced by the Japanese Ministry of Health and Welfare on October 2004 for use in funding valuation of the Employees Pension Fund. The mortality rates for the CKI pension plan were based upon data announced by the Korea Insurance Development Institute as required by Korean regulations for pension plans with less than 300 employees. To develop the expected long-term rate of return on plan assets assumption for our CKI pension plan, we considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. We then weighted the expected return for each asset class based on the target asset allocation to develop the expected long-term rate of return on plan assets assumption in the portfolio.

Estimated future benefit payments expected under our pension plans from 2009 through 2013, and thereafter are as follows (in thousands):

2009	$ 542
2010	391
2011	307
2012	344
2013	386
Thereafter	2,500
Total	$4,470

We expect to make contributions of $148,000 to the CKI pension plan in 2009.

13. CONTINGENCIES AND COMMITMENTS

Leases—We lease certain facilities under non-cancelable operating leases. The lease terms on these facilities are through December 2013 and provide for certain rent abatements and minimum annual increases and options to extend the terms. In addition, we have a land lease in Korea with a lease term which expires in December 2020. This land lease is exempt from lease payments because the building

13. CONTINGENCIES AND COMMITMENTS (Continued)

meets certain investment and operational criteria of the Korean government. From time to time we lease certain equipment and vehicles under either capital or operating leases. We had no capital lease agreements as of December 31, 2008.

Building rent expense under operating leases, net of sublease building rental income, is recognized on a straight-line basis over the life of the related lease. Rent expense includes payments for building rent, utilities and services. Sublease rental income includes payments by our tenants for building rent and reimbursement of utilities and services. For the years ended December 31, 2008 and 2006 net rent expense totaled approximately $182,000 and $334,000, respectively. For the year ended December 31, 2007, sublease rental income exceeded rent expense by $1,000 for the year. Sublease rental income totaled approximately $5.1 million, $4.9 million and $4.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Total future minimum lease commitments under operating leases, net of non-cancelable subleases are as follows (in thousands):

Years ending December 31,	Operating Lease Payments	Sublease Building Rental Income	Operating Leases, net
2009	$5,663	$(3,776)	$1,887
2010	1,795	—	1,795
2011	1,001	—	1,001
2012	368	—	368
2013	56	—	56
Total	$8,883	$(3,776)	$5,107

Contingencies—We are from time to time party to legal actions in the normal course of business. Based in part on the advice of legal counsel, our management does not expect the outcome of legal action in the normal course of business to have a material impact on our financial position, liquidity, or results of operations.

14. PATENT LICENSE AGREEMENTS

In May 2001, we acquired certain patents for use in our DUV light source applications. The total consideration for this transaction was $10.3 million, which included a $6.0 million cash payment and the issuance of 200,000 warrants valued at $4.3 million. The warrants were fully exercised in 2006. The total value of these patents is being amortized over eight years which represents the remaining useful life of the patents purchased under the agreement. The amortization of these patents is included in cost of product sales on the accompanying statements of income as they are used in products which are currently being shipped to customers.

In November 2003, we acquired the rights to the same list of patents as in the May 2001 agreement but for a different field of use, for a total amount of $6.0 million in cash. This license agreement allows us to use the patents for EUV and other future applications. The total value of these patents is being amortized over a period of 5.5 years which represents the useful life of the patents purchased under the agreement. The amortization of these patents is included in research and development expenses on the accompanying statements of income since the field of use involves applications which were still in the research and development stages as of December 31, 2008.

14. PATENT LICENSE AGREEMENTS (Continued)

Per the terms of the May 2001 and November 2003 patent license agreements relating to the above, we are required to pay a minimum $200,000 royalty annually in the event that we do not ship a certain number of production tools to third parties which contain the intellectual property that we in-licensed under these agreements. This royalty provision which applies to both agreements became effective on January 1, 2006. Although this royalty provision was not triggered in 2008, 2007 or 2006 for the DUV light source applications that we shipped, it was triggered for the EUV field of use since we did not ship any EUV systems to third parties in any of these three years. The $200,000 in royalty fees that we incurred in 2008, 2007 and 2006 associated with this agreement is included in research and development expenses on the accompanying consolidated statements of income.

In November 2005, we purchased certain patents for use in our DUV light source applications in mask-based lithography for a total of $2.5 million in cash. The total value of these patents is being amortized over a period of 14.65 years which represents the average useful life of the patents purchased under the agreement. The amortization of these patents is included in cost of product sales on the accompanying statements of income as they are mainly being used in products which are currently being shipped to customers.

In June 2006, we acquired certain patent license rights valued at $8.2 million for use in our continuing research and development efforts related to EUV. The total value of these patent license rights is being amortized over a period of 16.29 years which represents the average useful life of all of the patents purchased under this amendment. These amounts have been capitalized as we expect to use the technology in future research and development projects and the amortization of these patents is included in research and development expenses on the accompanying consolidated statements of income as the field of use involves applications which were still in the research and development stages as of December 31, 2008.

See Note 8, "Long-Lived Assets" for further information.

15. RELATED PARTY TRANSACTIONS

Carl Zeiss SMT AG and Carl Zeiss Laser Optics Beteiligungsgesellschaft mbH ("Zeiss")—As a result of the formation of our TCZ joint venture in 2005 and under the terms of the joint venture agreement which was amended and restated in September 2006, Zeiss is a related party. In addition to transactions that occur among us, Zeiss and TCZ Singapore related to the joint venture, we also purchase certain optical parts directly from Zeiss and periodically sell our light source system products to them. Associated with these transactions, we recorded revenue of $2.3 million, $3.7 million and $7.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008 and 2007, we had accounts receivable balances of $818,000 and $1.1 million, respectively, and accounts payable balances of $4.1 million and $4.4 million, respectively, all of which were associated with these related party transactions with Zeiss.

16. SEGMENT AND GEOGRAPHIC INFORMATION

Our primary business is to design, manufacture and sell excimer light source systems and installed base products for use in photolithography systems used in the manufacture of semiconductors. We are also a 60% majority- owner of TCZ, which is developing a process tool for use in the manufacture of flat panel displays. These two businesses constitute separate reporting segments per the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131") as they each serve a different customer base, one in the semiconductor capital equipment industry and the other in the flat panel display industry. Prior to the third quarter of 2008, TCZ did

16. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

not exceed the quantitative thresholds included in SFAS No. 131. As such, we started to provide segment disclosures for the first time in our quarterly report on Form 10-Q for the three months and nine months ended September 30, 2008. Information related to our Cymer and TCZ segments is as follows (in thousands):

	Year ended December 31, 2008(1)		
	Cymer	TCZ	Total
Revenue	$459,010	$ —	$459,010
Net Income (Loss)	$ 40,641	$(4,101)	$ 36,540
Total Assets	$761,876	$15,568	$777,444

	Year ended December 31, 2007(1)		
	Cymer	TCZ	Total
Revenue	$521,696	$ —	$521,696
Net Income (Loss)	$ 92,531	$(4,169)	$ 88,362
Total Assets	$777,823	$16,329	$794,152

	Year ended December 31, 2006(1)		
	Cymer	TCZ	Total
Revenue	$543,855	$ —	$543,855
Net Income (Loss)	$100,094	$(4,446)	$ 95,648
Total Assets	$926,999	$22,095	$949,094

(1) TCZ net loss is presented net of intercompany eliminations and minority interest. TCZ total assets are presented net of intercompany eliminations.

Geographic Information

Concentrations in revenue from our major customers are disclosed in Note 1, "Summary of Significant Accounting Policies—Concentrations & Related Uncertainties." Sales to external customers, long-lived assets, all other identifiable assets and total identifiable assets, classified by operations located in the U.S., Japan, Korea, Taiwan, Singapore, China, the Netherlands, and Switzerland are as follows (in thousands):

	Year ended December 31, 2008					
	U.S.	Japan	Korea	Other Asia (Taiwan, Singapore and China)	Europe (the Netherlands and Switzerland)	Consolidated
Sales to external customers(1)	$172,993	$113,304	$72,122	$69,222	$31,369	$459,010
Long lived assets(2)	$105,484	$ 1,233	$ 2,847	$ 4,254	$ 572	$114,390
All other identifiable assets	479,111	70,100	41,526	48,027	24,290	663,054
Total identifiable assets	$584,595	$ 71,333	$44,373	$52,281	$24,862	$777,444

16. SEGMENT AND GEOGRAPHIC INFORMATION (Continued)

	Year ended December 31, 2007					
	U.S.	Japan	Korea	Other Asia (Taiwan, Singapore and China)	Europe (the Netherlands and Switzerland)	Consolidated
Sales to external customers(1)	$244,286	$120,403	$63,093	$64,067	$29,847	$521,696
Long lived assets(2)	$104,451	$ 1,007	$ 4,367	$ 6,248	$ 652	$116,725
All other identifiable assets	496,340	56,902	60,399	41,036	22,750	677,427
Total identifiable assets	$600,791	$ 57,909	$64,766	$47,284	$23,402	$794,152

	Year ended December 31, 2006					
	U.S.	Japan	Korea	Other Asia (Taiwan, Singapore and China)	Europe (the Netherlands and Switzerland)	Consolidated
Sales to external customers(1)	$292,481	$119,969	$49,293	$56,043	$26,069	$543,855
Long lived assets(2)	$103,076	$ 1,292	$ 4,867	$ 2,138	$ 701	$112,074
All other identifiable assets	680,511	44,569	55,381	40,555	16,004	837,020
Total identifiable assets	$783,587	$ 45,861	$60,248	$42,693	$16,705	$949,094

(1) Sales to external customers consist of sales generated from each of the geographic locations. These sales exclude export sales to other geographic locations. All significant intercompany balances are eliminated in consolidation.

(2) Long-lived assets include net property, plant and equipment attributed to the geographic location in which they are located.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

The table below includes quarterly data (in thousands, except per share data):

	Year ended December 31, 2008			
	1st	2nd	3rd(2)	4th
Revenues	$123,952	$123,991	$110,619	$100,448
Operating income	$ 19,734	$ 22,248	$ 13,720	$ 4,380
Net income	$ 12,892	$ 14,333	$ 5,331	$ 3,984
Basic earnings per share(1)	$ 0.43	$ 0.48	$ 0.18	$ 0.13
Diluted earnings per share(1)	$ 0.41	$ 0.46	$ 0.18	$ 0.13

17. QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

	Year ended December 31, 2007			
	1st	2nd	3rd(3)	4th
Revenues	$126,714	$122,935	$132,125	$139,922
Operating income	$ 26,567	$ 30,615	$ 28,080	$ 29,200
Net income	$ 20,321	$ 24,934	$ 21,670	$ 21,437
Basic earnings per share(1)	$ 0.55	$ 0.71	$ 0.69	$ 0.71
Diluted earnings per share(1)	$ 0.52	$ 0.67	$ 0.65	$ 0.67

(1) Earnings per share are computed separately for each quarter and the full year using the respective weighted average shares. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual amounts reported.

(2) Includes a correction of an immaterial error for the third quarter of 2008 related to foreign currency translation of our foreign subsidiaries' statements of income. This correction decreased previously reported revenue by $774,000, previously reported net income by $404,000 and previously reported diluted earnings per share by $0.01 for the three months ended September 30, 2008.

(3) Includes a 2006 out of period immaterial correction which reduced income tax expense by $506,000 in the third quarter ended September 30, 2008.

18. SUBSEQUENT EVENT

Reduction in work force and actions to lower global cost structure.

On January 15, 2009, we committed to a reduction in our worldwide workforce of approximately 10 percent, or a total of approximately 100 employees, in response to continuing deterioration in the lithography sector of the semiconductor capital equipment market. As a result of this reduction in workforce, we expect to incur cash charges of approximately $4.5 million, primarily for severance that will be recorded in our condensed consolidated financial statements for the three months ending March 31, 2009. In connection with this reduction in workforce, the compensation committee of our board of directors also reduced the annual salaries of certain executive officers by 10-15% effective January 19, 2009. In addition, we took various other costs reduction actions for 2009 including reducing all other employees' salaries by 10%, suspending our 401(K) company matching program and contributions to certain of our subsidiary office pension plans, suspending annual salary increases and our short-term bonus plan and reducing operating and capital expenditures.

Convertible subordinated notes

On February 17, 2009, we redeemed the 3.50% convertible subordinated notes at a price equal to 100% of the principal amount of the notes of $140.7 million plus accrued interest of $2.5 million.

CYMER, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2008, 2007 and 2006 (in thousands)

	Balance at Beginning of Year	Additions (net)	Deductions	Balance at End of Year
Allowance for Doubtful Accounts				
Year ended December 31, 2008	$589	$1,886	$(180)	$2,295
Year ended December 31, 2007	$943	$ (323)	$ (31)	$ 589
Year ended December 31, 2006	$756	$ 205	$ (18)	$ 943

See accompanying report of independent registered public accounting firm.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cymer, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-16559, No. 333-99975, No. 333-88616, No. 333-67491, No. 333-48242, No. 333-69736, No. 333-58554, No. 333-109544, No. 333-118496, No. 333-127748, No. 333-142621, and No. 333-145089) on Form S-8 and (No. 333-88496) on Form S-3 of Cymer, Inc. of our reports dated February 27, 2009, with respect to the consolidated balance sheets of Cymer, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2008, and the related consolidated financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K of Cymer, Inc.

Our report refers to Cymer Inc.'s adoption of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, for fair value measurements of all financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis, effective January 1, 2008, and Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*, effective January 1, 2007.

/s/ KPMG LLP

San Diego, California
February 27, 2009

(This page has been left blank intentionally.)

CYMER

Proxy Statement

PROXY STATEMENT

CYMER, INC.
17075 THORNMINT COURT
SAN DIEGO, CALIFORNIA 92127

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 21, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Cymer, Inc., a Nevada corporation, which will be held on Thursday, May 21, 2009 at 10:00 a.m. local time at our offices at 17075 Thornmint Court, San Diego, California 92127 for the following purposes:

1. To elect Charles J. Abbe, Robert P. Akins, Edward H. Braun, Michael R. Gaulke, William G. Oldham, Peter J. Simone, Young K. Sohn and Jon D. Tompkins as directors to serve until the 2010 Annual Meeting of Stockholders.
2. To approve an amendment to our 2005 Equity Incentive Plan to increase the number of shares of common stock authorized for issuance under the plan by 1,250,000 shares.
3. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.
4. To conduct any other business properly brought before the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

We are pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their stockholders over the Internet. We believe that this e-proxy process expedites stockholders' receipt of proxy materials and lowers the costs and reduces the environmental impact associated with our Annual Meeting. On April 10, 2009, we mailed to our stockholders a Notice containing instructions on how to access our 2009 Proxy Statement and Annual Report and vote online. The Notice contains instructions on how you can (i) receive a paper copy of the Proxy Statement and Annual Report, if you only received a Notice by mail, or (ii) elect to receive your Proxy Statement and Annual Report over the Internet, if you received them by mail this year.

Only stockholders of record at the close of business on March 23, 2009 are entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof.

Whether or not you expect to attend the Annual Meeting in person, we urge you to vote your shares in order to ensure your representation at the meeting. Promptly vote your shares by telephone, via the Internet, or by signing, dating, and returning the proxy card. If you are receiving these proxy materials by mail, an addressed return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience if you wish to vote by mail. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

By Order of the Board of Directors

Paul B. Bowman
Secretary

San Diego, California
April 10, 2009

PROXY STATEMENT

TABLE OF CONTENTS

CYMER, INC.

17075 THORNMINT COURT
SAN DIEGO, CALIFORNIA 92127

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 21, 2009

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these proxy materials?

We have made these proxy materials available to you on the Internet, or, upon your request, delivered printed versions of these materials to you by mail, in connection with our Board of Directors' solicitation of your proxy vote for use at our Annual Meeting of Stockholders to be held on May 21, 2009. We request that you cast your vote on each of the proposals described in this Proxy Statement. You are invited to attend the Annual Meeting, but you do not need to attend the meeting in person to vote your shares.

If you have received a printed copy of these proxy materials by mail, you may simply complete, sign and return your proxy card or vote by proxy over the telephone or on the Internet as instructed below. If you did not receive a printed copy of these materials by mail and are accessing them on the Internet, you may simply follow the instructions below to submit your proxy on the Internet.

We intend to mail a printed copy of this Proxy Statement and proxy card to our stockholders who have requested them on or about April 10, 2009. All other stockholders will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which we intend to mail on or about April 10, 2009.

What items will be voted on at the Annual Meeting?

There are three matters scheduled for a vote:

- Election of Charles J. Abbe, Robert P. Akins, Edward J. Braun, Michael R. Gaulke, William G. Oldham, Peter J. Simone, Young K. Sohn and Jon D. Tompkins as directors to serve until the 2010 Annual Meeting of Shareholders;
- Approval of the amendment to our 2005 Equity Incentive Plan to increase the number of shares available for issuance under the Plan by 1,250,000 shares;
- Ratification of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

Who can vote at the Annual Meeting?

If you owned our common stock at the close of business on March 23, 2009 (the "Record Date"), then you will be entitled to attend and vote at the Annual Meeting. On the Record Date, we had 29,706,712 shares of our common stock outstanding.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least 14,853,357 shares, a majority of the shares outstanding on the Record Date, are represented at the meeting in person or by proxy. Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the Securities and Exchange Commission ("SEC"), we provide stockholders access to our proxy materials via the Internet. On or about April 10, 2009, we are sending a Notice to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice. Stockholders may request to receive a full set of printed proxy materials by mail. Instructions on how to access the proxy materials on the Internet or request a printed copy may be found in the Notice.

Will I receive any other proxy materials by mail?

We may send you a proxy card, along with a second Notice, on or after April 20, 2009. To receive a full set of printed proxy materials by mail, you must request them in accordance with the instructions in the Notice.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Notice to ensure that all of your shares are voted.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR" and (with respect to proposals other than the election of directors) "AGAINST" votes, abstentions and broker non-votes. Abstentions and broker non-votes will be counted in determining whether a quorum is present. However, an abstention or broker non-vote will not constitute a vote cast and, accordingly, will not be counted in the vote total for any proposal.

If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors you may vote "FOR" all eight of the nominees named herein, or you may withhold your vote from any nominee that you specify or all eight nominees. The eight nominees receiving the most "FOR" votes among votes properly cast will be elected. Only the eight nominees named herein have been properly nominated for election as directors.
- You may vote "FOR" or "AGAINST" Proposal 2, to approve the amendment to our 2005 Equity Incentive Plan to increase in the aggregate number of shares available for issuance under the Plan, or you may "ABSTAIN" from voting on this proposal. To be approved, the number of votes casts "FOR" the proposal must exceed the number of votes cast "AGAINST" the proposal.
- You may vote "FOR" or "AGAINST" Proposal 3, the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009, or you may "ABSTAIN" from voting on this proposal. To be approved, the number of votes casts "FOR" the proposal must exceed the number of votes cast "AGAINST" the proposal.

If you "ABSTAIN" from voting on either Proposal 2 or 3, your shares will not be counted towards the vote total for that proposal.

How many votes do I have?

On each proposal to be voted upon, you have one vote for each share of our common stock that you owned on the Record Date. In the election of directors, you may cast that vote "FOR" all of the eight nominees named herein, or you may withhold your vote from any nominee or all of the nominees.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record: If, on the Record Date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, then you are a stockholder of record with respect to those shares.

Beneficial Owner of Shares Held in Street Name: If, on the Record Date, your shares were held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct the stockholder of record on how to vote the shares held in your account. You are also invited to attend the Annual Meeting.

If I am a stockholder of record of Cymer shares, how do I vote?

If you are the stockholder of record, you may vote in person at the Annual Meeting or by proxy.

- To vote in person, come to the Annual Meeting, and we will give you a ballot when you arrive.
- If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or if you request a full set of printed copies of the proxy materials by mail, you may also vote by mail or by telephone.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

If I am a beneficial owner of Cymer shares held in street name, how do I vote?

If you are a beneficial owner of shares registered in the name of your broker, bank, dealer or other similar organization, and you wish to vote in person at the Annual Meeting, you must obtain a valid proxy from the organization that holds your shares. If you do not wish to vote in person or you will not be attending the Annual Meeting, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Please follow the voting instructions provided by your broker, dealer or other similar organization to ensure that your vote is counted.

What happens if I do not make specific voting choices?

Stockholder of Record. If you are a stockholder of record and you:

- indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owner of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our inspector of elections that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our inspector of elections tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

Can I change my vote after I have voted?

Yes. You may revoke your proxy and change your vote at any time before the final vote at the meeting.

Stockholder of Record. If you are a stockholder of record, you may revoke your proxy in any one of the following ways:

- You may send a written notice that you are revoking your proxy to the Corporate Secretary of Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127.
- You may send a subsequent properly completed proxy card in accordance with the instructions in this Proxy Statement.
- You may grant a subsequent proxy by telephone or through the Internet.
- You may attend the Annual Meeting, revoke the proxy in writing and vote in person. **Your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.**

The most current proxy card or telephone or Internet proxy our inspector of elections receives is the one that is counted.

Beneficial Owner of Shares Held in Street Name. If you are a beneficial owner of shares held in street name, you will need to follow the instructions included on the proxy form provided to you by your broker regarding how to change your vote.

How can I find out the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of elections and published in our quarterly report on Form 10-Q for the second quarter ending on June 30, 2009.

What is the deadline to propose actions for consideration at the 2010 annual meeting of stockholders?

For a stockholder proposal to be considered for inclusion in our Proxy Statement for our 2010 annual meeting of stockholders, your proposal must be received in writing by the Corporate Secretary of Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127, no later than December 11, 2009. Stockholders wishing to submit proposals or director nominations that are not to be included in our proxy materials for that annual meeting of stockholders must do so no later than February 24, 2010.

You are advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. Our Bylaws are available on our website at *http://www.cymer.com* under Investor Relations—Corporate Governance.

How can I communicate with Cymer's Board of Directors?

Our Board of Directors has adopted a process for stockholder communication with the board. Stockholders wishing to communicate with the board may send a written communication addressed to the Corporate Secretary of Cymer, Inc. at 17075 Thornmint Court, San Diego California 92127 or by e-mail to the following address: *board@cymer.com.* The Corporate Secretary will screen all communications for spam, junk mail, mass mailings, product complaints, product inquiries, new product suggestions, resumes, job inquiries, surveys, business solicitations and advertisements, as well as unduly hostile, threatening, illegal, unsuitable, frivolous, patently offensive or otherwise inappropriate material before forwarding to the Board. The process regarding stockholder communications with the board is posted on our website at *http://www.cymer.com* under Investor Relations—Contact Board.

Who is paying for this proxy solicitation?

We will pay for the entire cost of the solicitation of proxies. We have retained the services of Morrow & Co., LLC to aid in the solicitation of proxies from brokers, bank nominees and other institutions for a fee of $7,500 plus its reasonable out-of-pocket expenses. We will also reimburse brokers, banks, dealers and other similar organizations representing beneficial owners of shares held in street name for the cost of forwarding the Notice and printed proxy materials by mail to beneficial owners who specifically request them, and obtaining beneficial owners' voting instructions. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies on our behalf, in person, by telephone or by other means of communication. Directors, officers and employees will not be paid any additional compensation for soliciting proxies.

PROPOSAL 1

ELECTION OF DIRECTORS

Current Nominees

Our Board of Directors consists of eight directors. Each director to be elected at the Annual Meeting will hold office until the next annual meeting of stockholders or until his respective successor is elected and qualified or, if sooner, until his death, resignation or removal. Each of our nominees listed below is currently one of our directors who were previously elected by our stockholders. Directors are elected by a plurality of the votes properly cast in person or by proxy. All of the nominees for election as a director at the 2008 Annual Meeting of Stockholders attended the 2008 Annual Meeting of Stockholders. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named in this Proxy Statement. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by our Board of Directors. Each person nominated for election has agreed to be named in this Proxy Statement and to serve if elected. We have no reason to believe that any nominee will be unable to serve.

The following table lists the nominees for election at the Annual Meeting and is followed by a brief biography of each of the nominees:

Name	Age	Positions with the Company	Director Since
Charles J. Abbe	67	Director	2003
Robert P. Akins	57	Chairman of the Board of Directors and Chief Executive Officer	1986
Edward H. Braun	69	Director	2003
Michael R. Gaulke	63	Director	2000
William G. Oldham	70	Director	2001
Peter J. Simone	61	Director	1993
Young K. Sohn	53	Director	2003
Jon D. Tompkins	68	Director	1999

Charles J. Abbe has served as a director of Cymer since January 2003. Mr. Abbe served as president and chief operating officer and as director of JDS Uniphase Corporation from February 2000 until his retirement in June 2001. He was employed previously as president, chief executive officer and director at Optical Coating Laboratory, Inc. from 1996 until the company merged with JDS Uniphase in February 2000. From 1990 to 1996, he served in several positions of increasing responsibility, including senior vice president, electronics sector, at Raychem Corporation in Menlo Park, California. Mr. Abbe practiced business consulting with McKinsey & Company in San Francisco, California from 1971 to 1989. Mr. Abbe also currently serves as director of Opnext, Inc., and CoSine Communications, Inc., both publicly held companies, and as director of several privately financed technology companies. Mr. Abbe received a B.S. and M.S. in chemical engineering from Cornell University and a M.B.A. from Stanford University.

Robert P. Akins is one of Cymer's co-founders, has served as its chairman and chief executive officer since Cymer's inception in 1986, and served as president of Cymer as well from its inception until May 2000. Mr. Akins currently serves on the boards of directors of KLA-Tencor Corporation, and Semiconductor Equipment and Materials International ("SEMI") North America, and is chairman of the board of SEMI. He is also a member of the council of advisors to the Irwin and Joan Jacobs School of Engineering at the University of California, San Diego ("UCSD"), and serves on the board of the UC San Diego Foundation. Mr. Akins received the Ernst & Young Entrepreneur of the Year Award for San Diego County in 1997, and with fellow Cymer co-founder Rick Sandstrom, received the outstanding alumnus award from UCSD, and the prestigious SEMI Award for North America, the highest honor conferred by SEMI, in 1996 for contributions to the field of deep ultraviolet ("DUV") lithography. Mr. Akins received a B.S. in physics, a B.A. in literature, and a Ph.D. in applied physics from UCSD.

Edward H. Braun has served as a director of Cymer since March 2003. Mr. Braun has been chairman of the board of Veeco Instruments, Inc since January 1990. In addition, he was Veeco's chief executive officer from January 1990 to July 2007. Mr. Braun is a director emeritus of the board of directors of SEMI, of which he was chairman of the board in 1993. Mr. Braun received a BSME from Clarkson College of Technology.

Michael R. Gaulke has served as a director of Cymer since August 2000. Since 1996 Mr. Gaulke has served as chief executive officer and director and became chairman of the board in May 2007 of Exponent, Inc., a nationally recognized engineering and scientific consulting firm that performs in-depth investigations in more than 90 technical disciplines to analyze failures and accidents to determine their causes. He first joined Exponent in September 1992 as executive vice president and chief financial officer. In March 1993 he was named Exponent's president and was appointed as a member of its board of directors in January 1994. Prior to 1992, Mr. Gaulke served as executive vice president and chief financial officer of Raynet Corporation, which pioneered a fiber-to-the-curb architecture for telecommunications. Before that, he served as executive vice president and chief financial officer of Spectra-Physics, a leading manufacturer of a broad range of lasers and laser-related products. He also serves as a member of the Board of Trustees of the Palo Alto Medical Foundation. Mr. Gaulke received a B.S. in electrical engineering from Oregon State University and a M.B.A. from Stanford University Graduate School of Business.

William G. Oldham, Ph.D. has served as a director of Cymer since January 2001. He is the Robert S. Pepper Professor of Electrical Engineering and Computer Science, emeritus, at the University of California, Berkeley, where he has been on the faculty since 1964. Dr. Oldham's research interest is in semiconductor materials and process technology, including optical and extreme ultraviolet lithography. He has published more than 200 articles and holds 13 patents. He also served as an outside consultant on our scientific advisory board from its inception in 1999 until August 2002. He also served as program manager for dynamic RAM technology development and circuit design at Intel Corporation from 1974 to 1976. In 2003, he was awarded the Semiconductor Industry Association's University Research Award for his career contributions to the semiconductor industry, and he is a member of the National Academy of Engineering. He also serves on the board of directors of Nanometrics Inc. He received B.S., M.S. and Ph.D. degrees from the Carnegie Institute of Technology.

Peter J. Simone has served as a director of Cymer since July 1993. Mr. Simone is an independent consultant to the investment community and serves on the boards of directors of Newport Corporation, Monotype Imaging, Inc. and Veeco Instruments, Inc., as well as several private companies. Mr. Simone was executive chairman of SpeedFam-IPEC, Inc., a semiconductor equipment company, from June 2001 to December 2002 when it was acquired by Novellus Systems, Inc. Mr. Simone's previous experience includes 17 years with GCA Corporation, a manufacturer of semiconductor photolithography capital equipment, holding various management positions, including president and director. Mr. Simone received a B.S. in accounting from Bentley College and a M.B.A. from Babson College.

Young K. Sohn has served as a director of Cymer since March 2003. Mr. Sohn currently serves as chief executive officer of a private semiconductor company, Inphi Corporation. From May 2005 through December 2007, Sohn was an independent consultant to the high technology industry. He served as president of the Semiconductor Products Group (SPG) at Agilent Technologies Inc. from October 2003 through April 2005. Prior to joining Agilent, he served as president and chief executive officer and chairman of the board of directors of Oak Technology, Inc. which was acquired by Zoran Corporation in August 2003. Prior to joining Oak Technology, Inc. in 1999, Mr. Sohn was employed by Quantum Corporation for six years, serving most recently as president of its Hard Drive Business. From August

1983 to January 1993, he was director of marketing at Intel Corporation. Mr. Sohn also serves on the board of directors of Arm Holdings, PLC. He received a B.S. in electrical engineering from the University of Pennsylvania and a M.S. and M.B.A. from the Massachusetts Institute of Technology's Sloan School of Management.

Jon D. Tompkins has served as a director of Cymer since May 1999. Mr. Tompkins served as chief executive officer of KLA-Tencor Corporation from April 1997 until June 1998 and served as chairman of the board of KLA-Tencor from July 1998 until his retirement in 1999. He served as president and chief executive officer of Tencor Instruments from April 1991 until its merger with KLA Instruments in April 1997 and chairman of the board from November 1993 until the merger. He has also previously served as president and chief executive officer of Spectra-Physics. Since April 2003, Mr. Tompkins has served as chairman of the board of Electro Scientific Industries. Mr. Tompkins received a B.S. in electrical engineering from the University of Washington and a M.B.A. from Stanford University with an emphasis in finance and accounting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE

Information Regarding the Board of Directors and its Committees

During 2008, our Board of Directors held seven meetings. The Board of Directors currently has the following four committees: an audit committee, a compensation committee, a nominating and corporate governance committee and a scientific advisory committee. Each director attended 75% or more of the aggregate number of the meetings of the board and the committees on which he served, held during the portion of the last fiscal year for which he was a director or committee member, respectively. The following table lists the chairman and members of each committee and the number of meetings held by each committee for fiscal year 2008:

Name	Audit	Compensation	Nominating and Corporate Governance	Scientific Advisory
Charles J. Abbe	Chairman			
Edward H. Braun		Member		
Michael R. Gaulke	Member		Member	
William G. Oldham		Member(1)		Chairman
Peter J. Simone	Member		Member	
Young K. Sohn		Chairman		
Jon D. Tompkins		Member	Chairman	
Total meetings in fiscal year 2008	16	6	4	3

(1) Dr. Oldham was appointed to the compensation committee effective September 8, 2008.

Independence of the Board of Directors

As required under the NASDAQ Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. Our Board of Directors consults with our legal counsel to ensure that the Board of Directors' determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Cymer, our senior management and our independent registered public accounting firm, our Board of Directors affirmatively has determined that all of our directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Akins, our chief executive officer and chairman of the Board of Directors. As required under Nasdaq listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present and the executive session chairman presides.

Our Board of Directors established the position of executive session chairman in 2004 and appoints independent directors (other than directors who are active chief executive officers or the chairman of the Audit Committee) to serve in such position for a two year term. The executive session chairman:

- reviews and approves the meeting agenda for our Board of Directors,
- after consultation with the other independent directors, sets the agenda for the executive session,
- presides during the executive session,
- communicates with the chief executive officer following the executive session, and
- is available to confer with the chief executive officer and the other directors and to be consulted by any of our senior executive officers.

During 2007 and 2008, Mr. Simone served as executive session chairman. Mr. Braun has been appointed by our Board of Directors to serve as executive session chairman for 2009 and 2010.

Audit Committee

The audit committee of the Board of Directors oversees our corporate accounting and financial reporting process. For this purpose, the audit committee performs the following functions, among other things:

- appoints our independent registered public accounting firm and determines the funding for audit and review by them of our consolidated financial statements;
- evaluates and oversees our independent registered public accounting firm's independence and performance;
- determines in advance whether to engage our independent registered public accounting firm to provide any non-audit services and pre-approves these engagements;
- oversees and monitors our management and independent registered public accounting firm and their activities with respect to our financial reporting and compliance with our disclosure policies;
- discusses and reviews our financial statements, our periodic reports filed with the SEC, the results of our annual integrated audit and all press releases containing financial information with management and our independent registered public accounting firm;
- establishes procedures to receive and address complaints regarding accounting and auditing matters;
- reviews and approves the internal audit function;
- considers periodically whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews with our management and independent registered public accounting firm the effectiveness of internal controls over financial reporting; and

- performs such other duties of an audit committee specified in the Sarbanes-Oxley Act of 2002 and rules and regulations implemented by the SEC and Nasdaq.

During 2008, the audit committee comprised three independent directors, Messrs. Abbe, Gaulke and Simone. Our current written audit committee charter is available on our website at *http://www.cymer.com* under Investor Relations—Corporate Governance.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for audit committee members and has determined that all members of the audit committee are independent (as currently defined in the Nasdaq listing standards and SEC rules). The Board of Directors has determined that Messrs. Abbe, Gaulke and Simone qualify as "audit committee financial experts," as defined in the applicable SEC rules.

Compensation Committee

The compensation committee acts on behalf of the Board of Directors to oversee and determine executive compensation. The compensation committee, among other things:

- reviews, evaluates and approves our compensation policy for executive officers;
- approves all forms of compensation to be provided to our executive officers;
- reviews, evaluates and makes recommendations to the board regarding the general compensation goals and guidelines for all of our employees, including the criteria by which bonuses are determined and benefits plans and programs;
- makes recommendations to the board concerning other plans that are proposed or adopted for the provision of compensation to employees, or consultants;
- acts as administrator of our equity incentive and stock purchase plans; and
- performs such other functions regarding compensation as the board may delegate.

The compensation committee also reviews with management the information set forth in the "Executive Compensation—Compensation Discussion and Analysis" and considers whether to recommend that it be included in Proxy Statements and other filings.

During 2008, the compensation committee was comprised of four independent directors. Messrs. Braun, Sohn and Tompkins served on the compensation committee for the entire year and Dr. Oldham from September 8, 2008 through December 31, 2008. Our written compensation committee charter is available on our website at *http://www.cymer.com* under Investor Relations—Corporate Governance.

For specific details about the determination of executive compensation for the year ended December 31, 2008, see the section titled "Executive Compensation—Compensation Discussion and Analysis."

Nominating and Corporate Governance Committee

During 2008, the nominating and corporate governance committee was comprised of three independent directors, Messrs. Gaulke, Simone and Tompkins. The nominating and corporate governance committee, among other things:

- acts on behalf of the board identifying individuals qualified to become directors and recommending that the board select the candidates for all directorships to be filled by the board or by the stockholders;
- oversees the composition, structure and evaluation of the board and each of its committees;

- oversees board compensation; and
- develops and recommends to the board for its approval a set of corporate governance principles applicable to us.

Our written corporate governance principles are available on our website at *http://www.cymer.com* under Investor Relations—Corporate Governance. Our current written nominating and corporate governance committee charter is available on our website at *http://www.cymer.com* under Investor Relations—Corporate Governance.

The nominating and corporate governance committee believes that directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of our stockholders. The nominating and corporate governance committee evaluates candidates based on qualities such as inquisitiveness, objectivity and possession of practical wisdom and mature judgment. Our directors who also serve as chief executive officers at other companies may serve on no more than two other boards of public companies. Other directors who are not chief executive officers may serve on the boards of no more than four public companies, including Cymer's. In order to further align the economic interests of directors with those of stockholders, the Board of Directors has adopted a policy requiring that, no later than November 7, 2009 or within one year after the date on which an individual becomes a director, each director shall be required to hold not less than 2,500 shares of our common stock.

Because of the significant time investment and energy required to become familiar with the intricacies of the semiconductor capital equipment industry, the Board of Directors does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be re-nominated annually. Additionally, the Board of Directors has determined that there should be no arbitrary age limit or mandatory retirement age for board members. Each board committee's performance review and assessment, and the nominating and corporate governance committee's review and assessment of the Board of Directors' performance will help determine each director's tenure.

The nominating and corporate governance committee will consider director candidates recommended by stockholders. The committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the nominating and corporate governance committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the nominating and corporate governance committee at the following address: Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127 at least 120 days prior to the anniversary date of the mailing of our Proxy Statement for the last annual meeting of stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Scientific Advisory Committee

The scientific advisory committee was formed in August 2002, and charged with interacting with and attending meetings of our scientific advisory board. The scientific advisory committee currently consists solely of Dr. Oldham. The scientific advisory board met three times during 2008 and Dr. Oldham was in attendance at all scientific advisory board meetings.

Compensation of Directors

Each of our non-employee directors receive an annual retainer of $25,000, a fee of $2,500 for each board meeting attended and $1,000 for each committee meeting attended, with the exception of the chairman. The chairman of the audit committee receives $3,000 for each meeting attended and the chairman of the compensation committee; the nominating and corporate governance committee and the scientific advisory committee each receive $2,000 for each meeting attended. The executive session chairman receives an annual retainer of $10,000, payable quarterly. In addition, all members of the audit committee including the chairman receive a separate quarterly fee of $1,000 for their service on the audit committee. Total cash compensation paid to outside directors in 2008 was $335,500. No fees are paid for telephonic meetings scheduled to last less than one hour. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending board meetings in accordance with our policy.

On February 6, 2009, our Board of Directors approved a 15% reduction in all meeting fees and annual retainers payable to our non-employee directors effective January 19, 2009. This reduction corresponds with the percentage reduction in the annual salaries for our chief executive officer and chief operating officer (as discussed in the Compensation Discussion and Analysis section).

Newly elected non-employee directors are granted an initial restricted stock unit ("RSU") award for the number of shares determined by dividing $200,000 by the closing sales price per share of our common stock as reported on the Nasdaq Global Select Market as of the date of the first regular quarterly meeting of the compensation committee following the non-employee directors' initial election. Each RSU award shall vest 25% one year after the date the non-employee director is first elected to the Board of Directors and each anniversary thereafter, whereupon the RSU award shall be 100% vested on the fourth anniversary.

On the first trading day of each fiscal year each non-employee director then serving will be granted an RSU award pursuant to the 2005 Equity Incentive Plan (the "2005 Plan"). Each RSU award shall be for the number of shares determined by dividing $100,000 by the closing sales price per share of our common stock as reported on the Nasdaq Global Select Market as of the date of grant. Each RSU award shall vest 100% after one year from the date of grant.

The vesting of "stock awards" (which include RSU awards and other equity incentives that may be granted under the 2005 Plan) may be accelerated in full in the event of a Corporate Transaction. The term "Corporate Transaction" is defined in the 2005 Plan and includes transactions such as a sale of all of our assets, a sale of at least 90% of our outstanding stock or a merger, consolidation or similar transaction following which we are not the surviving corporation or following which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged into other securities, cash or other property.

According to the terms of the Incentive Plan, in the event of a Corporate Transaction, any surviving corporation or acquiring corporation may assume or continue any or all stock awards outstanding under the Incentive Plan. A surviving corporation or acquiring corporation may choose to assume or continue only a portion of a stock award or substitute a similar stock award for only a portion of a stock award. With respect to stock awards that have not been assumed, continued or substituted and are held by non-employee directors whose continuous service has not terminated prior to the effective date of the Corporate Transaction, the vesting of stock awards shall be accelerated in full to a date prior to the effective date of the Corporate Transaction as determined by our Board of Directors (or, if our Board of Directors did not determine a date, to the date that is five days prior to the effective date of the Corporate Transaction), and the stock awards shall not terminate.

For outstanding options that were granted under our 1996 Stock Option Plan, in the event of any change-in-control transaction involving us, each outstanding option would be assumed or an equivalent option substituted by the successor corporation. If the successor corporation refuses to assume or substitute the options, the non-employee director would have the right to exercise all of the option shares, including shares not otherwise exercisable. In such event, the plan administrator would notify the non-employee director that the option is fully exercisable for 15 days from the date of such notice and the option terminates upon expiration of such period.

COMPENSATION OF DIRECTORS

The table below summarizes the compensation paid to our non-employee directors for the fiscal year ended December 31, 2008.

Name	Fees earned or paid in cash ($)(1)	RSU awards ($)(2)	Total ($)
Charles J. Abbe	53,000	99,977	152,977
Edward H. Braun	36,500	99,977	136,477
Michael R. Gaulke	49,000	99,977	148,977
William G. Oldham	43,000	99,977	142,977
Peter J. Simone	59,000	99,977	158,977
Young K. Sohn	45,000	99,977	144,977
Jon D. Tompkins	50,000	99,977	149,977

(1) Amounts shown include an annual retainer and fees for meetings held and attended by each non-employee director during 2008.

(2) The number of RSUs awarded, in whole shares, was determined by dividing $100,000 by the closing price per share of our common stock as of the date of grant. In January 2008, each non-employee director received a 2,622 RSU award with a grant date fair value of $38.13 per share. Each RSU award vests 100% one year from the date of grant.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis provides information regarding the 2008 compensation program for the principal executive officer, each person who served as the principal financial officer during 2008, and the other three executive officers who were the most highly compensated executives of Cymer, Inc. During 2008, these individuals were:

- Robert P. Akins, our Chairman of the Board and Chief Executive Officer;
- Edward J. Brown, Jr., our President and Chief Operating Officer;
- Paul B. Bowman who joined us on May 19, 2008 as Vice President of Investor Relations and was appointed as our Interim Chief Financial Officer, Treasurer and Secretary on December 19, 2008;
- Stephan D. Spiva, our Senior Vice President, Worldwide Services and Manufacturing Operations who retired from Cymer on January 5, 2009;
- Rae Ann Werner, our Vice President, Corporate Controller, and Chief Accounting Officer; and

- Nancy J. Baker, our former Senior Vice President, Chief Financial Officer, Treasurer and Secretary; whose employment with Cymer terminated on December 19, 2008.

These executives were our named executive officers for 2008. As a result of the termination of Ms. Baker's employment as our chief financial officer on December 19, 2008, Mr. Bowman's May 2008 start date with Cymer and appointment to interim chief financial officer on December 19, 2008 and Mr. Spiva's retirement on January 5, 2009, information contained for each of these executive officers in the Compensation Discussion and Analysis and related tables that follow will vary, particularly as it relates to our incentive programs, depending on when their employment status with us changed and thus their eligibility to earn and receive payments and/or equity awards under each of our incentive plans.

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2008. It also provides an overview of our executive compensation philosophy, including our principal compensation policies and practices. The Compensation Discussion and Analysis analyzes how and why the compensation committee of our Board of Directors arrived at the specific compensation decisions for our executive officers, including the named executive officers, in 2008, including the key factors that the compensation committee considered in determining their compensation.

In view of the ongoing global economic recession, the compensation committee reviewed our executive compensation program in January and February 2009 and, in conjunction with our cost reduction initiatives, approved the following changes to the 2009 compensation and benefit programs for our executive officers, including our named executive officers:

- Reduced the annual base salaries of Messrs. Akins and Brown by 15% and Ms. Werner by 10% for 2009;
- Eliminated the Short-Term Incentive Plan for 2009;
- Reduced long-term incentive target values by 35% for participants in our long-term incentive program for 2009;
- Changed the award mix for 2009 under our long-term incentive plan to consist of 50% RSU awards that vest over three years and 50% performance-based RSU awards; and
- Suspended our matching contribution to the 401(k) plan for 2009.

Our Compensation Philosophy

We operate in an industry that is both highly competitive and undergoing significant globalization. As a result, we have a high demand for qualified and experienced executives. Through our executive compensation program, we seek to attract and retain executives with the requisite knowledge, skills, experience, and integrity to manage our business, and to motivate and reward these individuals to achieve our strategic, operational, and financial objectives, while supporting our core values and culture. In so doing, we provide our executive officers with total compensation that we believe is competitive with other leading companies in our industry and reward performance as measured against the achievement of challenging business objectives. We also seek to align our executive officers' business objectives and financial interests with the long-term interests of our stockholders.

To implement our executive compensation program, we employ a variety of compensation elements—base salary, annual cash incentives, long-term equity incentives, retirement, health and welfare benefits, and perquisites. Our executive compensation program also includes certain payments and benefits if an executive officer's employment is terminated following a change in control of Cymer.

Further, to achieve our executive compensation objectives, our executive compensation decisions are influenced by the following principles:

- *Compensation should be related to performance.* We believe that a significant portion of an executive officer's total compensation should be tied not only to individual performance, but also to overall corporate performance as measured against strategic, operational, and financial objectives. During periods when our performance meets or exceeds established objectives, executive officers should be paid at or above the targeted levels. When our performance does not meet key objectives, incentive award payments, if any, should be less than target levels.
- *Incentive compensation should represent a large portion of an executive officer's total compensation.* We minimize the amount of fixed compensation paid to executive officers to reduce costs when our performance does not meet or exceed target levels. Further, the majority of an executive officer's total compensation should be in the form of short-term and long-term incentives, which are calculated and paid based primarily on our level of revenue and profitability. Accordingly, our executive officers are motivated to increase our profitability and stockholder return to earn their targeted compensation.

Our Compensation Setting Process

Role of the Compensation Committee

The compensation committee of our Board of Directors (the "Committee") oversees and determines executive compensation on behalf of the Board of Directors. The Committee currently consists of four independent directors: Messrs. Sohn, who is chairman, Braun, Tompkins, and Dr. Oldham. Among its duties, the Committee establishes our compensation philosophy and the framework for determining the compensation of our executive officers and, within that philosophy and framework, reviews, evaluates, and approves base salaries, annual and long-term incentives, and all other forms of compensation for these individuals.

The Committee receives compensation recommendations and supporting data (as described below) on the compensation of our executive officers from its compensation consultant and the head of our Human Resources department, as well as performance evaluations and compensation recommendations for our executive officers (other than for himself) from Mr. Akins. In addition, the Committee members rely on their own personal experience with compensation practices through their involvement as either executives or directors of other companies. Historically, the Committee has made adjustments to our executive officers' base salaries, determined cash incentive payments, granted equity awards and established new annual and long-term performance objectives as part of our formal annual executive compensation review process. Generally, the Committee's process comprises two related elements: (i) the determination of compensation levels and (ii) the establishment of performance objectives for the current fiscal year.

In the case of Mr. Akins, the evaluation of his performance is conducted by the Committee, which determines any adjustments to his base salary as well as cash incentive payments, equity awards to be granted and the performance objectives required to earn those awards. Mr. Akins is not permitted to participate in or be present during any deliberations or determinations of the Committee regarding his compensation or individual performance objectives.

As part of its evaluation process, the Committee solicits the opinions of all members of our Board of Directors. As part of its considerations and deliberations on the compensation for all of our executive officers, including Mr. Akins, the Committee may review and consider such materials as it deems appropriate, as well as recommendations of the Committee's compensation consultant. Each executive officer performs an annual self-assessment to measure his or her performance against pre-defined objectives. This self-assessment is then reviewed with executive officers who are ranked at least one level higher and who have authority to approve and/or modify the self-assessment. Mr. Akins' self-assessment is reviewed by the Committee and other members of our Board of Directors. The Committee reviews the executive officer's final performance assessment as part of the annual compensation review and update.

For more information on the Committee, please see "Proposal 1—Election of Directors—Information Regarding the Board of Directors and Its Committees."

Role of Compensation Consultant

The Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultant's reasonable fees and the other terms of its engagement. To assist it in establishing competitive total executive compensation in 2008, the Committee engaged Compensia, a national compensation consulting firm. At the Committee's request, during 2008 Compensia:

- Evaluated the efficacy of our existing compensation strategy and structure in supporting and reinforcing our long-term strategic goals; and
- Assisted in refining our compensation strategy and in developing and implementing a competitive executive compensation program to execute that strategy.

Competitive Positioning

Each year, we benchmark the various compensation elements of our executive compensation program for our executives, based on compensation paid to executives of our peer companies disclosed below, as well as from compensation survey data of companies in our industry sector with comparable annual revenues. Due to the difficulty in identifying a suitable number of comparable executive positions at other companies within our peer groups, we typically use the peer group data along with the survey data to analyze the competitive market for our chief executive officer and chief financial officer positions, and we typically utilize only the industry sector survey data to analyze the competitive market for all our other executive positions.

As part of its engagement, the Committee requested that Compensia review the comparative group of companies which we used and perform an analysis of competitive performance and compensation components and levels for those companies. This analysis was intended to assess the competitiveness of the compensation that we offer to our executive officers as compared to that offered to executives at companies with which we compete for talent. At the Committee's request, Compensia also met with the head of our Human Resources department and other members of senior management to better understand the labor markets in which we compete and to discuss design issues relating to our long-term incentive compensation plan.

Compensia conducted its analysis using publicly-available executive compensation information for a group of 21 companies. These companies included semiconductor capital equipment companies either comparable to or larger than us as measured by revenue, market capitalization, business maturity, and general growth opportunities. The companies were broken into two groups for analytical purposes.

The first group, which is our "core" group of peer companies, represents the companies we believe our executive compensation program for our chief executive officer and chief financial officer should meet or exceed for us to be in a position to competitively recruit and retain top talent for these positions. This core peer group included:

Advanced Energy Industries	FEI	Photronics
Asyst Technologies	FLIR Systems	Varian Semiconductor Equipment
Axcelis Technologies	FormFactor	Veeco Instruments
Brooks Automation	MKS Instruments	
Coherent	Newport	

As these companies are similar to us in terms of revenue and general business complexity and operation, the Compensia analysis included data on the base salary, annual cash incentive compensation, and aggregate equity award values provided by our core peer group to their chief executive and chief financial officers.

The second group consisted of our "aspirational" peer companies. This group represents companies with which we aggressively compete for senior executive talent. This peer group included:

Agilent Technologies	Lam Research	Microchip Technology
Applied Materials	Leap Wireless International	Novellus Systems
KLA-Tencor	MEMC Electronic Materials	

These companies are much larger than us in terms of both revenue and market capitalization and are considered mature bellweathers for our industry, and are therefore used to benchmark only long-term incentive plan design (but not individual grant levels) for all our executives, including our named executive officers.

In 2008, for all of our executive officers other than our chief executive officer and chief financial officer, Compensia conducted an analysis using survey data for base salary, annual cash incentives, and aggregate equity award values at companies in our industry sector and with comparable annual revenues to determine competitive pay levels for each executive position.

Using this analysis, the Committee sought to target each individual compensation element for our executive officers, including the named executive officers, for 2008 at or above the 60th percentile of the comparable compensation element. The Committee determined that targeting each compensation element for our executive officers at or above the 60th percentile provided a greater incentive compensation opportunity for strong performance and enabled total compensation to be competitive with our peer groups. The Committee also evaluated the total compensation of our executive officers to ensure that it appropriately recognized each individual's position and role in the Company, scope of responsibility, experience, performance, and contributions.

Elements of Executive Compensation

During 2008, our executive compensation program consisted of the following elements:

- base salaries;
- annual cash incentives;
- long-term incentives;
- retirement, health, and welfare benefits;
- change in control benefits; and
- perquisites and other benefits.

The weighting of base salary versus incentive compensation (annual and long-term incentive awards) is dependant on the ranking of the executive officer. Consistent with our pay-for-performance philosophy, the higher the executive officer is ranked and the more such individual is responsible for influencing stockholder value, the higher the incentive components of compensation should be relative to base salary. For example, approximately 80% of the targeted total compensation awarded to Mr. Akins in 2008 was comprised of incentive compensation tied to the achievement of specific performance objectives. In the case of equity compensation, the targeted compensation level is subject to our overall dilution constraints.

Base Salaries

We believe that the annual base salaries paid to our executive officers should be directly linked to both market competitive pay levels and the individual's performance. Base salary adjustments are made as part of the formal annual executive compensation review process conducted by the Committee at the beginning of each year. The Committee typically receives input from its compensation consultant as to the competitive base salary levels of similar executive positions at the companies represented in our core peer group and relevant survey data, as the case may be, and input from Mr. Akins on the performance and contributions of the other executive officers for the past year.

We seek to provide our executive officers with a level of fixed cash compensation in the form of base salary commensurate with their professional status and accomplishment. Base salaries for our executive officers, including the named executive officers, are established by the Committee considering a number of factors, including the following:

- Base salary is generally targeted at or above the 60th percentile of executive salaries as reflected by our core peer group and survey data, as the case may be, for identical or similar positions;
- Base salary is determined based on job scope and responsibilities, past and current performance and contributions, and individual performance; and
- For newly hired executive officers, base salary also reflects the results of individual negotiation and the then current market conditions at the time the individual is recruited.

In February 2008, the Committee reviewed the annual base salaries for our executive officers and established the 2008 salaries for the named executive officers, Mr. Akins, Mr. Brown, Ms. Baker, Mr. Spiva, and Ms. Werner at $627,000, $486,000, $392,000, $324,000, and $251,212, respectively. The Committee decided to increase their base salaries from their 2007 levels by an average of 4.8% after considering the recommendations of Compensia and Mr. Akins (except with respect to his own base salary) to continue to reflect a level of base salary that is competitive to that offered by our core peer group to their executive officers or the relevant survey data, as the case may be, and to reward the individual achievements of the named executive officers in 2007. Mr. Bowman's annual salary was set at $310,000 effective December 19, 2008 upon being appointed interim chief financial officer by our Board of Directors.

Annual Cash Incentives

We have used annual cash incentive awards to re-enforce our performance-based compensation philosophy. Under our Short-Term Incentive Plan ("STIP"), our executive officers have been eligible to receive performance-based annual cash incentives that are calculated as a percentage of their base salaries.

Under the STIP, an executive officer's annual cash incentive award generally depends on two performance factors: (i) our overall financial performance as measured against specific revenue and operating income targets approved for the year by our Board of Directors and (ii) the executive officer's individual performance as measured against specific management-by-objective ("MBO") goals. The MBO goals for each executive officer were selected based on each individual executive's strategic, operational, and financial objectives for the year. For some of our executive officers, including

Messrs. Akins and Brown, 80% of their annual cash incentive award is tied to our overall financial performance and 20% is tied to their individual performance.

The Committee determines the appropriate target value for the annual cash incentive award for each executive officer as part of its formal annual executive compensation review process. The Committee reviews and approves the specific performance metrics and target levels for each executive officer in the context of our total compensation philosophy and framework and with input from the compensation consultant on market trends and practices.

Executive officers receive award payments under the STIP if we achieve a minimum of 80% of each of the revenue and operating income targets (after accounting for the expense of funding the payments) and if they achieve at least 60% of their MBO goals. The payment amounts are determined on a proportional basis up to a 100% performance achievement. If our performance exceeds 100% of either financial target, a 1.25 multiplier applies to the calculation of that component of the award payment. Award payments for the revenue measure have no maximum. Award payments attributable to the operating income performance measure may not exceed 200% of the potential award for that component.

The portion of the award associated with an executive officer's individual performance is based upon each executive's annual performance review and his or her achievement of his or her pre-established MBO goals for the year, which are designed to be "stretch" goals. In the case of the named executive officers, these MBO goals are heavily tailored and weighted toward the operational performance of the executive officer given his or her broader corporate responsibility. In the event that an executive officer's performance exceeds the 60% minimum accomplishment level for payment, his or her actual award payment amount is determined on a proportional basis up to a maximum of 100% of the potential award. These MBO goals are reviewed and updated annually to reflect the changing nature of our business.

Under the STIP, the annual cash incentive targets for the named executive officers for 2008, expressed as a percentage of his or her base salary, as well as the weighting of our and individual performance components, were as follows:

	Akins	Brown	Bowman	Baker	Spiva	Werner
Target Annual Incentive Bonus (as % of Base Salary)	120%	100%	50%	80%	70%	50%
Corporate Performance Component:						
Revenue Results	40%	40%	35%	40%	35%	35%
Operating Income Results	40%	40%	35%	40%	35%	35%
Individual Performance Component	20%	20%	30%	20%	30%	30%

We did not meet the 80% threshold performance level of our revenue and operating income targets for 2008. Consequently, no annual cash incentive payments will be made to our executive officers, including the named executive officers, for fiscal year 2008 performance.

Long-Term Incentives

To further align the long-term interests of our executive officers, including the named executive officers, with the interests of our stockholders, each year we provide them with long-term incentives that, as described below, are payable in cash or equity. As with all of the elements of executive compensation, the Committee determines the appropriate target value for the long-term incentive compensation for each executive officer as part of its formal annual executive compensation review process. The Committee reviews and approves the target levels for each executive officer in the context of our total compensation philosophy and framework and with input from the compensation consultant and on market trends and practices.

3-Year Bonus Program

In March 2005, our Board of Directors approved our 3-Year Bonus Program. This cash compensation program replaced annual stock option grants to key employees following our decision to restrict the use of stock options significantly as a result of a change in the accounting standards for stock-based compensation. The potential bonuses payable under this program were accrued based upon a percentage of each participant's earned bonus under the annual cash incentive plan in place at the time and are payable three years after the bonus was accrued if the participant remains an employee. Potential bonuses were equal to a percentage of each executive officer's bonus earned under the annual cash incentive plan (100% in the case of Messrs. Akins and Brown and Ms. Baker and 50% in the case of Ms. Werner. Mr. Spiva and Mr. Bowman were not employed in 2005). This program was the principal long-term incentive plan that we used to attract, retain, and motivate our executive officers in 2005 and 2006.

The total maximum annual aggregate amount that could be accrued under the 3-Year Bonus Program and the prior annual cash incentive plan combined was 15% of our earnings before interest, taxes, depreciation. and amortization ("EBITDA") for the same year. If the aggregate bonus amount under both bonus plans were to exceed this maximum, all individual bonus awards were to be decreased on a prorated basis to remain at 15% of EBITDA for that year.

Through the end of 2008, the following amounts had been accrued but not yet paid for 2005 awards under the 3-Year Bonus Program for Messrs. Akins and Brown and Ms. Werner: $287,404, $64,572, and $21,479, respectively. As provided under the terms of the program, we paid these awards to our executive officers, including the participating named executive officers, in January 2009.

Through the end of 2008, the following amounts had been accrued but not yet paid for 2006 awards under the 3-Year Bonus Program for Messrs. Akins and Brown and Ms. Werner: $853,220, $531,018, and.$76,887, respectively. As provided under the terms of the program, we will not pay these award amounts to our executive officers unless they remain employed by us through January 2010.

Ms. Baker did not receive any award under the 3-Year Bonus Program as a result of the termination of her employment on December 19, 2008.

Long-Term Incentive Plan for 2007

In 2007, the Committee replaced the 3-Year Bonus Program with the 2007 Long-Term Incentive Plan (the "2007 LTIP"). This plan, which became effective on January 1, 2007, was adopted by the Committee to further improve the alignment of our executive officers' and stockholders' interests in creating long-term value. Based on data from our peer groups and assisted by the compensation consultant, the Committee determined that our long-term incentive plan should contain an equity component that would further align with the competitive pay practices of our peer groups.

As a result, the target value of our 2007 LTIP awards was to be delivered half in cash and half in the form of service-based RSUs. The Committee believed that this mix of cash and RSUs created an effective tool for incentivizing and retaining those executive officers who are most responsible for influencing stockholder value.

The 2007 LTIP awards made to our executive officers, including the named executive officers, were payable based on our overall financial performance as measured against specific revenue and operating income targets, as well as an executive officer's individual performance as measured against his or her specific MBO goals.

Executive officers were eligible to receive payouts under the 2007 LTIP if we achieved a minimum of 80% of our revenue target and 65% of our operating income target, and if they achieve at least 60% of their MBO goals.

Under the 2007 LTIP, the target award payouts for the named executive officers, as well as the weighting of Cymer and individual performance components, were as follows:

	Akins	Brown	Baker	Spiva	Werner
Target 2007 LTIP(1)	$850,000	$650,000	$580,000	$250,000	$100,000
Cash	$425,000	$325,000	$290,000	$125,000	$ 50,000
RSUs(2)	9,535	7,291	6,506	2,804	1,121
Financial Components:					
Revenue Results	40%	40%	40%	35%	35%
Operating Income Results	40%	40%	40%	35%	35%
Individual Performance Component (MBOs)	20%	20%	20%	30%	30%
Above Plan Performance Multiplier(3)	300%	300%	250%	250%	200%

(1) The target award levels for each named executive officer represent the 2007 LTIP awards that would be payable assuming that 100% of Cymer and individual performance target levels were achieved. These amounts were determined on a proportional basis up to target performance achievement.

(2) The number of shares subject to the target RSUs was determined by dividing the value of the cash portion of the target award by $44.57, the closing market price of our common stock as reported on Nasdaq Global Select Market on April 16, 2007, and rounding down to the nearest whole number of shares.

(3) Under the 2007 LTIP, each named executive officer's award could have exceeded his or her stated target level if our financial performance exceeded 100% of the financial targets in the business plan. In this situation, the above plan performance multiplier would have been applied to both the cash and the RSU portions of the award. As with all our components of executive compensation, these performance multipliers are consistent with the practices of our peer groups.

Following the end of 2007, the Committee evaluated our performance against the pre-established financial performance measures, as well as each named executive officer's performance against his or her MBO goals, and determined the following amounts of each individual's 2007 LTIP award:

Name	Cash Award	RSUs
Robert P. Akins	$380,687	8,541
Edward J. Brown, Jr.	$291,114	6,531
Stephan D. Spiva	$111,471	2,501
Rae Ann Werner	$ 45,901	1,029

The cash portion of the 2007 LTIP award will be paid in three equal annual installments in January 2009, 2010, and 2011, and the RSU portion of the 2007 LTIP award will vest in three equal annual installments on or around each of the dates that the related cash installments are payable, provided that the executive officer is actively employed by us on such dates. Messrs. Akins, Brown and Spiva and Ms. Werner received the 2009 installment of the cash portion and had one third of their RSUs vest in January 2009. Since Mr. Spiva retired in January 2009, he will not receive any further cash awards or have any additional vesting on the RSUs granted to him pursuant to the 2007 LTIP. Ms. Baker did not receive any award under the 2007 LTIP as a result of the termination of her employment on December 19, 2008. Mr. Bowman was not employed by us in 2007 and is not eligible to receive awards under the 2007 LTIP.

Long-Term Incentive Program for 2008

In October 2007, the Committee adopted the 2008 Long-Term Incentive Plan (the "2008 LTIP"), effective January 1, 2008. Our executive officers, including the named executive officers, were eligible to participate in the 2008 LTIP. The Committee set the target levels for the 2008 LTIP awards based on:

1. An analysis of the aggregate values of the long-term incentive awards being offered by the companies in our core peer group;
2. Shareholder dilution concerns;
3. The Statement of Financial Accounting Standards ("SFAS") No.123(R) expense according to our operating budget; and
4. The recommendations of our compensation consultant.

The target value of our 2008 LTIP awards is payable entirely in equity, with half to be awarded in the form of performance-based restricted stock units ("PRSUs") and half to be awarded in the form of service-based stock options. The Committee believed that this mix of PRSUs and stock options further enhances the alignment of the interests of our executive officers who are most responsible for influencing stockholder value with the interests of our stockholders.

The portion of the target value consisting of PRSUs is subject to vesting following a three-year performance period that commenced on January 2, 2008, the date of grant (the "three-year performance period"). Vesting is based entirely on our revenue growth and on our net income as a percentage of revenue relative to our core and aspirational peer groups over the three-year performance period. The number of PRSUs that will vest is subject to downward adjustment if an executive officer fails to meet 100% of his or her individual MBO goals during the three-year performance period as determined by the Committee for Mr. Akins and by Mr. Akins for the other executive officers.

The number of shares that will vest under each PRSU award is determined based on our ranking relative to the core and aspirational peer groups with respect to each of the two specified financial metrics as follows:

Percent Rank vs. Peers	Percent of Target Award Vesting(1)
<40th Percentile	0%
40th - 50th Percentile	50%
50th - 60th Percentile	75%
60th - 70th Percentile	100%
70th - 80th Percentile	125%
80th - 90th Percentile	150%
Greater than 90th Percentile	200%

(1) If the percentage is greater than 100%, the Committee will grant additional vested PRSUs to achieve the applicable level of vesting.

The portion of the target award consisting of stock options was granted on January 2, 2008, and will vest over a four-year period based on the executive officer's continued employment through the applicable vesting dates.

The 2008 LTIP target amounts for our named executive officers were as follows:

Name	Target LTIP Award Value(1)	Components of Target Award Value	
		Stock Options(2)	PRSUs(3)
Robert P. Akins	$1,800,000	69,345	22,480
Edward J. Brown, Jr.	$1,350,000	52,005	16,860
Paul B. Bowman(4)	$ 45,600	—	1,550
Stephan D. Spiva	$ 350,000	13,485	4,370
Rae Ann Werner	$ 200,000	7,710	2,500
Nancy J. Baker(5)	$ 960,000	36,975	11,990

(1) These target award amounts are based on the assumption that (i) our revenue growth and net income as a percentage of revenue for the three-year performance period will fall within the 60th - 70th percentile of the relative performance for those metrics by our core and aspirational peer groups and (ii) each named executive officer will achieve 100% of his or her individual MBO goals over the three-year performance period. In the event that our actual financial performance exceeds the performance of our peers and a named executive officer achieves 100% of his or her MBO goals, his or her actual award amount may be increased by a multiplier of up to 200%.

(2) The number of shares subject to stock options was determined by dividing 50% of the target dollar value of each 2008 LTIP award by the Black-Scholes value on December 14, 2007, rounding such number to the nearest 10 shares, and multiplying that result by 1.5.

(3) The number of shares subject to PRSUs was determined by dividing 50% of the target value of each 2008 LTIP award by the average stock price for the 60 days immediately preceding December 14, 2007 as reported on the Nasdaq Global Select Market and rounding down to the nearest whole number of shares.

(4) Mr. Bowman's LTIP award reflects the prorated PRSU grant he received when he joined us in May 2008 and is generally consistent with the size of awards received by other executives hired in 2008.

(5) Ms. Baker's 2008 LTIP awards expired unvested as a result of the termination of her employment on December 19, 2008.

Equity Award Grant Policy

We have a policy which has been approved by the Board of Directors and is applicable to all equity awards granted by the compensation committee, including awards to executive officers. Under this policy, equity awards are granted generally only at the regularly scheduled meetings of the Committee held in conjunction with the quarterly meetings of our Board of Directors. The exercise price of stock options granted by the Committee are priced using the closing market price of our common stock on the date the Committee approved the grant. We have not attempted to coordinate equity awards with the release of material non-public information in the past, and under our policy, have expressly prohibited such a practice.

In general, we grant stock options to our newly hired executive officers as an incentive to commence employment. In determining the number of options to be granted to newly hired executive officers, we take into consideration the individual's position, scope of responsibility, ability to affect profits and stockholder value, and the value of stock options in relation to other elements of total compensation. We also look at external factors such as current market conditions for executive employees and competitive peer or survey data, as applicable to the position, to determine the number and value of shares to be granted. We also engage in direct negotiations with the candidate over the terms of employment, including the size of the stock option to be granted if the candidate accepts our offer of employment. For LTIP awards, the type of award and number of shares to be granted and the applicable vesting period is determined as described above. Because we regularly grant equity awards under our LTIP, we generally do not grant additional discretionary equity incentive awards to our executive officers following their commencement of employment. Awards of stock options and other equity awards are intended to align the interests of our executives with the interests of our stockholders through stock ownership, increase the reward to our executives when our stock price increases, and serve as a retention tool for our executives.

Stock Ownership Policy for Certain Executive Officers

Our Board of Directors believes that it is in the best interest of Cymer and its stockholders to require our chief executive officer, chief operating officer, and chief financial officer to have ownership stakes that align the interests of these executives who are most responsible for influencing stockholder value with the interests of our stockholders. Our policy requires that within five years after the date on which an individual is first appointed to any of the following positions, such individual must hold not less than the number of shares of common stock specified below:

Chief Executive Officer	15,000 shares
Chief Operating Officer	10,000 shares
Chief Financial Officer	10,000 shares

For the purposes of determining whether the executive officer meets the applicable stock ownership requirements, shares of common stock subject to vested stock options and RSU awards held by such individual are counted as owned. As of December 31, 2008, Messrs. Akins and Brown met the applicable stock ownership requirements. Mr. Bowman has until December 19, 2013 to meet the stock ownership requirement applicable to him.

Retirement, Health, and Welfare Benefits

Employee Savings Plan. We maintain a 401(k) plan that allows participating employees to contribute a percentage of their base salary, subject to annual Internal Revenue Service limits. The plan is available to substantially all full-time U.S. employees, including our executive officers. We match $1.25-for-$1.00 for a participating employee's 401(k) contribution up to 4% of his or her compensation, but not to exceed $5,000 per year. The amounts we contribute vest annually over a three year period based on the employee's date of hire. In 2008, we contributed $5,000 to the 401(k) accounts of each of the named executive officers, however as mentioned previously, we have suspended our 401(k) matching program for 2009.

Executive Deferred Compensation Plan. We maintain an executive deferred compensation plan for certain management level employees in which they may elect to defer receipt of current compensation to provide retirement and other benefits on behalf of such employees. This plan is intended to be a nonqualified deferred compensation plan that complies with the provisions of Section 409A of the Internal Revenue Code. The plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees under the Employee Retirement Income Security Act of 1974 ("ERISA"). Beginning in 2001, we purchased company owned life insurance to finance this plan. Currently, the plan allows eligible participants to defer receipt of base salary and annual cash incentive payments. In prior years, the plan also allowed deferral of the cash portion of the three-year and long-term incentive bonus payments. We do not provide a match on executive deferrals under this plan. We maintain this plan for the purpose of providing a competitive benefit allowing our executive officers, including the named executive officers, an opportunity to defer income tax payments on their cash compensation. Currently, we have approximately 25 employees eligible for this plan, totaling less than 5 percent of the U.S. employee population, with approximately 40% of the eligible employees participating in the plan.

Officer Retirement Program. We maintain an executive option and health coverage extension program for our executive officers who voluntarily retire while in good standing with us. We provide this program as a retention device and in order to reward our executive officers who have provided us with services over a significant number of years. We do not provide significant cash benefits under this program because we intend that the benefits provided under our 401(k) plan, the deferred compensation plan, and the benefits provided under our long-term incentive plans will provide a significant source of retirement income for our executive officers.

The only named executive officer who is currently eligible for this program is Mr. Akins. See the discussion below under "Potential Payments Upon Qualifying Retirement Terminations" for a more detailed description of the material terms of this program.

Change in Control Benefits

The Committee believes that to continue to retain the services of our executive officers and focus their efforts on stockholder interests when considering strategic alternatives, it is important to provide them with some income and benefit protection against their potential loss of employment in connection with a change in control. Accordingly, we only provide for such benefits if their employment terminates in connection with a change in control event because we believe that our executive officers are materially harmed only if a change in control results in their reduced responsibilities, compensation, or involuntary loss of employment. Relative to our overall value, these potential benefits are relatively minor.

We have entered into employment agreements with Messrs. Akins and Brown, and Ms. Werner, and certain other executive officers which entitle each individual to certain payments and benefits in the event his or her employment is involuntarily terminated other than for cause or are constructively terminated upon or within 18 months after a change in control. The executive officers are also entitled to similar benefits if he or she voluntarily resigns for any reason within the 30-day period beginning one year after a change of control. A mechanism is provided in each agreement to limit payments in the event they would result in the levy of an excise tax under Section 4999 of the Internal Revenue Code. Please see the discussion below under "Potential Payments Upon Qualifying Change in Control Related Terminations" for a more detailed description of the material terms of our change in control benefits.

Perquisites and Other Benefits

We also provide benefits to our executive officers, including the named executive officers, that are generally available to all of our employees, including participation in group life, health, dental, and vision insurance plans. In addition to these company-wide benefits, we provide our executive officers with certain additional benefits that we believe reflect market standards and are reasonable and necessary to attract and/or retain these individuals and, in the case of the financial advisory services, allow them to realize the full benefit of the other elements of compensation we provide. Our executive officers are eligible to participate in a group long term disability insurance plan and receive comprehensive financial planning services that are not generally available to our other employees.

Regulatory Considerations

Certain tax and accounting requirements may influence the design and operation of our executive compensation program.

Section 162(m)—Deductibility of Remuneration in Excess of $1 Million

Section 162(m) of the Internal Revenue Code limits the amount that we may deduct as compensation expense for federal income tax purposes with respect to the remuneration paid to our chief executive officer and each of the four other most highly-compensated executive officers to $1 million per person per year. There are certain exemptions to this deduction limit, including an exemption for remuneration that qualifies as "performance-based compensation" (that is, compensation that is payable solely upon the achievement of objective performance criteria).

We structure our executive compensation program to maximize the deductibility of the remuneration paid to the named executive officers to the extent that the compensation committee believes that doing so is in Cymer's best interest. Consequently, our incentive compensation plans have been designed to permit the Committee to grant stock options and other awards which will qualify as "performance-based compensation" under Section 162(m).

While we cannot predict how the $1 million deduction limit may impact our executive compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. However, the compensation committee may, in its judgment, authorize and pay compensation that does not satisfy the requirements of this or any of the other exemptions to the $1 million deduction limit when it believes that such compensation is necessary and appropriate to attract and retain key executive officers.

Section 409A—Treatment of Nonqualified Deferred Compensation

Section 409A of the Internal Revenue Code requires that amounts that qualify as "nonqualified deferred compensation" satisfy certain requirements with respect to the timing of deferral elections, timing of payments, and certain other matters. We intend to administer our executive compensation program and design individual compensation elements, as well as the compensation plans and arrangements for our employees generally, so that they are either exempt from, or satisfy the requirements of, Section 409A. We believe we are currently executing such plans and arrangements in compliance with Section 409A. From time to time, we may be required to amend some of our compensation plans and arrangements to ensure that they are either exempt from, or compliant with, Section 409A.

SFAS 123(R)—Valuation of Share-Based Compensation

The Compensation Committee takes accounting implications and rules into account in designing compensation plans and arrangements for our executive officers and other employees. One of the accounting rules that directly impacts employee compensation expense is SFAS 123(R), the standard which governs the accounting treatment of stock-based compensation. Among other things, SFAS 123(R) requires us to record compensation expense in our statements of income for all equity awards granted to our executive officers and other employees. This compensation expense is based on the grant date fair value of the equity awards granted and, in most cases, will be recognized ratably over the award's requisite service period (which, generally, will correspond to the award's vesting schedule).

Compensation of Executive Officers

The employment agreements with certain of our named executive officers provide for an annual base salary. These base salaries are reviewed by the compensation committee at least annually. The compensation committee may, at its discretion, increase the base salary but not decrease the base salary below the amount in the respective employment agreement. For further details of our executive compensation programs, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation."

Compensation awarded or paid to, or earned by, our chief executive officer, our former chief financial officer, our interim chief financial officer and our other three most highly compensated executive officers, whom we refer to as our "named executive officers," for the years ended December 31, 2008, 2007 and 2006 is included in the table below. As permitted by the SEC rules, we have not included in this table the amounts paid by us for perquisites and other personal benefits unless the aggregate amount of such compensation is equal to or greater than $10,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Pension Value & Nonqualified Deferred Compensation Earnings (loss)(4) ($)	All Other Compensation(8) ($)	Total ($)
Robert P. Akins, Chairman of the Board of Directors and Chief Executive Officer	2008	626,377	—	238,589	241,297	414,300	(185,277)	23,523	1,358,809
	2007	599,039	—	95,168	149,511	643,896	95,747	17,183	1,600,544
	2006	548,077	—	—	388,315	853,220	103,124	17,523	1,910,259
Nancy J. Baker(5), Former Senior Vice President and Chief Financial Officer	2008	391,608	—	—	12,429	—	(33,811)	22,781	393,007
	2007	374,039	—	65,518	61,053	270,425	16,213	16,441	803,689
	2006	324,038	—	—	159,821	332,193	12,523	16,038	844,613
Paul B. Bowman(6), Interim Chief Financial Officer, Vice President of Investor Relations	2008	134,135	—	5,748	28,615	—	—	5,963	174,461
Edward J. Brown, Jr., President and Chief Operating Officer	2008	485,515	—	180,336	819,989	161,610	—	32,649	1,680,099
	2007	463,942	—	72,772	1,210,481	415,569	—	9,619	2,172,383
	2006	409,327	—	—	2,197,346	531,018	—	9,619	3,147,310
Stephan D. Spiva(7), Former Senior Vice President, Worldwide Service and Manufacturing Operations	2008	323,677	—	27,842	297,771	37,157	—	9,794	696,241
	2007	305,878	—	27,869	256,348	190,940	—	8,553	789,588
Rae Ann Werner, Vice President, Corporate Controller and Chief Accounting Officer	2008	250,962	—	29,251	30,553	36,779	—	21,044	368,589
	2007	239,844	—	11,466	35,836	134,775	—	14,657	436,578
	2006	211,365	—	—	110,748	153,774	—	18,608	494,495

(1) These amounts reflect the actual amount realized for 2008 and 2007 in accordance with SFAS No. 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Ms. Baker forfeited 5,880 RSUs upon termination of employment on December 19, 2008. For additional information on the valuation assumptions underlying the value of these awards, see Part II, Item 8 "Financial Statements and Supplementary Data" of our 2008 Annual Report on Form 10-K in the Notes to the Consolidated Financial Statements, Note 10, "Stockholder's Equity."

(2) These amounts include stock-based compensation expense recognized for financial accounting purposes using the straight-line method in accordance with SFAS No. 123(R). Amounts include compensation costs recognized in 2008, 2007 and 2006 with respect to awards granted in prior fiscal years. No stock option grants were made to any of our named executive officers in 2007 or 2006. Pursuant to SEC rules, the amounts shown here exclude the impact of estimated forfeitures related to service-based vesting conditions. Ms. Baker forfeited 37,085 stock options upon termination of employment on December 19, 2008. For additional information on the valuation assumptions underlying the value of these awards, see Part II, Item 8 "Financial Statements and

Supplementary Data" of our 2008 Annual Report on Form 10-K in the Notes to the Consolidated Financial Statements, Note 10, "Stockholder's Equity."

(3) Amounts shown for 2008 include amounts due in 2008 which were paid in early 2009 under the 2007 LTIP: Mr. Akins $126,896; Mr. Brown $97,038; Mr. Spiva $37,157; Ms. Werner $15,300. Amounts shown for 2008 also include amounts due in 2008 which were paid in early 2009 under the 3-Year Bonus Program for 2005: Mr. Akins $287,404; Mr. Brown $64,572 and Ms. Werner $21,479. Amounts shown for 2007 are bonuses earned in 2007 under the STIP which were paid in early 2008. Amounts shown for 2007 also include $24,684 earned in 2007 under the 3-Year Bonus Program for 2005 which were paid to Ms. Werner in early 2008. Amounts shown for 2006 are bonus earned in 2006 under the Incentive Bonus Program ("IBP"). Under the IBP, our Board of Directors approved a special multiplier of up to 2x applicable to bonuses that our chief executive officer, chief financial officer and chief operating officer were eligible to receive if certain revenue levels were achieved in 2006. The actual revenue for 2006 resulted in a 1.5x multiplier to the financial components of the chief executive officer, chief financial officer and chief operating officer bonus awards under the IBP.

(4) Amounts include the aggregate loss in 2008 and aggregate earnings in 2007 and 2006 for Mr. Akins and Ms. Baker which are based upon investment results of participant selected phantom investment alternatives that track the actual performance of various market investments. Messrs. Brown, Bowman and Spiva and Ms. Werner were not participants in the nonqualified deferred compensation plan during 2008, 2007 or 2006.

(5) On December 12, 2008, we entered into a Separation Agreement with Ms. Baker, whereby she resigned as an employee effective December 19, 2008. The Separation Agreement is described in the section entitled "Separation Agreement."

(6) On December 19, 2008, our Board of Directors appointed Mr. Bowman as our interim chief financial officer, treasurer and secretary. Mr. Bowman joined us as Vice President of Investor Relations on May 19, 2008.

(7) Mr. Spiva retired as of January 5, 2009. Mr. Spiva was not a named executive officer for the year ended December 31, 2006; therefore compensation information is not included for him for 2006.

(8) Includes all other compensation as follows:

DETAIL OF ALL OTHER COMPENSATION

Name	Year	Matching 401(k) Contributions ($)	Life Insurance Premiums ($)	Financial Planning Services ($)(1)	Disability Income Protection ($)(2)	Total ($)
Robert P. Akins	2008	5,000	1,282	14,970	2,271	23,523
	2007	5,000	1,282	8,630	2,271	17,183
	2006	5,000	1,282	8,970	2,271	17,523
Nancy J. Baker	2008	5,000	1,282	14,970	1,529	22,781
	2007	5,000	1,282	8,630	1,529	16,441
	2006	5,000	1,229	8,280	1,529	16,038
Paul B. Bowman	2008	5,000	963	—	—	5,963
Edward J. Brown, Jr.	2008	5,000	1,282	23,030	3,337	32,649
	2007	5,000	1,282	—	3,337	9,619
	2006	5,000	1,282	—	3,337	9,619
Stephan D. Spiva	2008	5,000	1,282	—	3,512	9,794
	2007	5,000	1,282	—	2,271	8,553
Rae Ann Werner	2008	5,000	1,074	14,970	—	21,044
	2007	5,000	1,027	8,630	—	14,657
	2006	5,000	858	12,750	—	18,608

(1) We provide our executive officers with comprehensive financial counseling services to include the following core disciplines:

- Optimal utilization and integration of our plan benefits;
- Capital accumulation and investment planning;
- Short-term/retirement cash-flow planning;
- Income tax forecasting and tax return preparation;
- Estate planning; and
- Life, disability and property/casualty insurance planning

We pay 100% of these benefits. The value of these services is reported as income to the executive officer. Messrs. Bowman and Spiva did not participate in this program.

(2) We provide group long term disability ("LTD") coverage to replace 50% of the executive officer's base annual salary up to $13,000 per month. In addition, we provide executive officers who are at a senior vice president level or above with a supplemental individual disability plan. This plan may provide up to an additional 10% of income replacement while the executive officer is disabled not to exceed 60% of monthly base earnings when combined with the group LTD coverage. Amounts vary by individual and any benefit amounts that would exceed $5,000 per month are subject to individual underwriting and approval by the insurance carrier.

Benefits under the group and individual policies begin after a 90 day elimination period and continue as long as the executive officer remains disabled from performing the duties of his or her own occupation until age 65. While we pay the monthly premiums for both the group and individual policies, premiums are subsequently taxed as imputed income to the executive. Benefits received under these policies are not taxable to the executive officer. Mr. Bowman and Ms. Werner were not eligible to participate in this program.

GRANTS OF PLAN-BASED AWARDS

The following table shows certain information regarding grants of plan-based awards to our named executive officers. The amounts included in the table below represent those that were granted under our LTIP during the year ended December 31, 2008. For further details of our non-equity incentive compensation programs, see "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation."

Name		Grant Date	Estimated Possible Payouts Under Equity Incentive Plan Awards		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
			Target (#)	Maximum (#)			
Robert P. Akins	(1)	1/2/08	22,480	44,960			857,162
	(2)	1/2/08			69,345	38.13	840,489
Nancy J. Baker	(1)	1/2/08	11,990	23,980	36,975	38.13	457,179
	(2)	1/2/08					448,152
Paul B. Bowman	(1)	5/21/08	1,550	3,100			45,601
	(3)	5/21/08			20,000	29.42	186,380
Edward J. Brown, Jr.	(1)	1/2/08	16,860	33,720			642,872
	(2)	1/2/08			52,005	38.13	630,321
Stephan D. Spiva	(1)	1/2/08	4,370	8,740			166,628
	(2)	1/2/08			13,485	38.13	163,444
Rae Ann Werner	(1)	1/2/08	2,500	5,000			95,325
	(2)	1/2/08			7,710	38.13	93,448

(1) Amounts shown reflect PRSU awards subject to vesting based on our performance over a three-year performance period under the 2008 LTIP. For further details on these awards, see "Executive Compensation—Comparative Discussion and Analysis—Elements of Executive Compensation—Long-Term Incentive Program for 2008." These PRSU awards were granted from our 2005 Plan.

(2) Amounts represent stock options granted under the 2008 LTIP.

(3) Amounts represent stock options granted to Mr. Bowman upon being hired in May 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table contains certain information with respect to the value of all unexercised options and unvested awards previously awarded to our named executive officers as of December 31, 2008:

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Option Exercise Price ($)**	**Option Expiration Date(1)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(7)**
Robert P. Akins	125,000(2)	—	38.63	12/15/2009	—	—
	20,111(3)	—	27.00	4/24/2011	—	—
	21,079(3)	—	25.76	7/2/2011	—	—
	20,314(3)	—	26.73	12/31/2011	—	—
	11,031(3)	—	50.15	4/1/2012	—	—
	17,473(2)	—	31.66	7/1/2012	—	—
	15,998(2)	—	34.58	1/2/2013	—	—
	23,283(2)	—	23.76	4/1/2013	—	—
	17,342(2)	—	31.90	7/1/2013	—	—
	3,377(2)	—	39.81	10/1/2013	—	—
	12,724(2)	—	45.27	1/2/2014	—	—
	9,144(2)	—	39.37	4/1/2014	—	—
	10,112(2)	—	35.60	7/1/2014	—	—
	12,051(2)	—	30.87	10/1/2014	—	—
	13,216(2)	282(2)	27.56	1/3/2015	8,541(5)	187,133
	—	69,345(2)	38.13	1/2/2018	22,480(6)	492,537
Nancy J. Baker	1(2)	—	21.00	3/4/2009	—	—
	1(2)	—	38.63	12/15/2009	—	—
	18,250(2)		37.00	6/8/2010	—	—
	22,596(2)	—	23.92	7/10/2011	—	—
	4,255(2)	—	50.15	4/1/2012	—	—
	6,740(2)	—	31.66	7/1/2012	—	—
	6,171(2)	—	34.58	1/2/2013	—	—
	8,981(2)	—	23.76	4/1/2013	—	—
	7,602(2)	—	31.90	7/1/2013	—	—
	2,246(2)	—	39.81	10/1/2013	—	—
	5,484(2)	—	45.27	1/2/2014	—	—
	3,889(2)	—	39.37	4/1/2014	—	—
	4,082(2)	—	35.60	7/1/2014	—	—
	4,545(2)	—	30.87	10/1/2014	—	—
	5,163(2)	—	27.56	1/3/2015	—	—
Paul B. Bowman	—	20,000(2)	29.42	5/21/2018	1,550(6)	33,961
Edward J. Brown, Jr.	203,123(2)	46,877(2)	33.57	9/6/2015	6,531(5)	143,094
		52,005(2)	38.13	1/2/2018	16,860(6)	369,403
Stephan D. Spiva(8)	32,291(2)	17,709(2)	48.73	5/17/2016	2,501(5)	54,797
	—	13,485(2)	38.13	1/2/2018	4,370(6)	95,747
Rae Ann Werner	3,000(4)	—	38.63	12/15/2009	—	—
	8,000(2)	—	37.00	6/8/2010	—	—
	1,010(3)	—	26.73	12/31/2011	—	—
	603(3)	—	50.15	4/1/2012	—	—
	955(2)	—	31.66	7/1/2012	—	—
	329(2)	—	19.57	10/1/2012	—	—
	16,284(2)	1(2)	34.58	1/2/2013	—	—
	391(2)	1(2)	30.97	2/5/2013	—	—
	1,271(2)	2(2)	23.76	4/1/2013	—	—
	3,895(2)	2(2)	31.90	7/1/2013	—	—
	2,995(2)	—	39.81	10/1/2013	—	—
	2,690(2)	—	45.27	1/2/2014	—	—
	2,121(2)	—	39.37	4/1/2014	—	—
	2,361(2)	—	35.60	7/1/2014	—	—
	2,708(2)	—	30.87	10/1/2014	—	—
	2,986(2)	64(2)	27.56	1/3/2015	1,029(5)	22,545
	—	7,710(2)	38.13	2/2/2018	2,500(6)	54,775

(1) The expiration date of each stock option occurs ten years from the date of grant.

(2) Stock options vest four years from the grant date.

(3) Stock options vest one year from the grant date.

(4) Stock options vest two years from the grant date.

(5) These shares represent RSU awards outstanding at December 31, 2008 under our 2007 LTIP.

(6) These shares represent PRSU awards outstanding at December 31, 2008 under our 2008 LTIP.

(7) The market value amount is calculated based on the closing price of our common stock, $21.91 at December 31, 2008.

(8) Mr. Spiva retired on January 5, 2009. In accordance with the terms of his equity awards, Mr. Spiva's vested options will expire on April 5, 2009 if not sooner exercised. One third of Mr. Spiva's RSUs under the 2007 LTIP vested prior to the termination of his employment and 834 shares were issued to him in January 2009. The balance of his RSUs did not vest and have been forfeited.

OPTIONS EXERCISED AND STOCK VESTED

There were no stock option exercises, by any of our named executive officers in 2008.

NONQUALIFIED DEFERRED COMPENSATION

The following table summarizes activity for the fiscal year ended December 31, 2008 for our named executive officers and their participation in the nonqualified deferred compensation plan. For further details regarding the plan see "Executive Compensation—Compensation Discussion and Analysis—Retirement, Health, and Welfare Benefits."

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Losses in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Robert P. Akins	—	—	(185,277)	—	2,237,481(2)
Nancy J. Baker	—	—	(33,811)	(13,246)	417,858(3)
Paul B. Bowman(4)	—	—	—	—	—
Edward J. Brown, Jr.(5)	—	—	—	—	—
Stephan D. Spiva(5)	—	—	—	—	—
Rae Ann Werner(5)	—	—	—	—	—

(1) Losses are based on the investment results of phantom investment alternatives selected by the individual participant that track the actual performance of various market investments. Phantom fund selections may be changed by the individual once per year.

(2) $1,992,984 of such amount was previously reported in the Summary Compensation Table for prior years, and the remaining $429,774 represents the aggregate earnings on such amounts.

(3) $424,088 of such amount was previously reported in the Summary Compensation Table for prior years, and the remaining $40,827 represents the aggregate earnings on such amounts.

(4) Mr. Bowman was not eligible to participate in the deferred compensation plan in 2008.

(5) These individuals were eligible but did not participate in the deferred compensation plan in 2008.

POTENTIAL PAYMENTS UPON QUALIFYING CHANGE IN CONTROL RELATED TERMINATIONS

We enter into employment agreements with certain of our executive officers which include change in control termination provisions. The executive officer will not be entitled to receive any severance or other benefits pursuant to the agreement if the board of directors, as constituted prior to the change in control, determines that the executive officer was demoted to a position not eligible for an employment agreement as of the effective date.

In the event that severance benefits are triggered, Messrs. Akins and Brown are entitled to receive the following for 24 months and Ms. Werner is entitled to receive the following for 12 months.

- a continuation of his or her monthly base compensation as well as monthly payments equivalent to 1/36 of the aggregate amounts of his or her bonus amounts for the prior three years;
- a continuation of medical benefits.

Additionally, in the event that severance benefits are triggered, the eligible individuals will also receive the following benefits:

- a percentage of the cash bonus, excluding the 3-Year Bonus Program and the 2007 LTIP, that would otherwise be payable for the year of termination based on the number of days during the year in which the individual was employed by us;
- the unvested portion of any cash bonus accrued for the officer under the 3-Year Bonus Program, and the 2007 LTIP shall vest and become payable in full in a lump sum; and
- accelerated vesting of all unvested stock options and other equity awards.

A "change in control" means:

- the acquisition by a person or entity of 50% of voting power of our outstanding securities;
- a change in the composition of the board of directors within a two-year period as a result of which fewer than a majority of the directors are persons who were either our directors on the date of the respective agreement or who were elected or nominated by a majority of such persons; or
- a merger resulting in a 50% or greater change in voting power of our outstanding securities.

In the event of a qualifying termination of employment in connection with a change in control, certain of our named executive officers included in our Summary Compensation Table are entitled to receive the following benefits assuming the triggering event took place on December 31, 2008.

Name	Term of Payout in Months	Base Salary ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Equity Awards ($)(3)	Benefits ($)(4)	Total ($)
Robert P. Akins	24	2,528,280	1,107,012	821,513	13,338	4,470,143
Nancy J. Baker(5)	—	—	—	—	—	—
Paul B. Bowman(6)	—	—	—	—	—	—
Edward J. Brown, Jr.	24	1,710,792	725,093	802,675	43,988	3,282,548
Stephan D. Spiva(6)	—	—	—	—	—	—
Rae Ann Werner	12	359,652	107,488	93,109	12,742	572,991

(1) Amounts include the continuation of monthly base compensation as well as monthly payments equivalent to 1/36 of the aggregate bonus amounts for the prior three years.

PROXY STATEMENT

(2) Amounts include the unvested portion of the bonus accrued under the 3-Year Bonus Program and the 2007 LTIP which would vest and become payable in full in a lump sum.

(3) The unvested portion of equity awards will vest and become exercisable in full. Amounts include stock-based compensation expense that would be recognized for financial accounting purposes using the straight-line method in accordance with SFAS No. 123(R). Pursuant to SEC rules, the amounts shown here exclude the impact of estimated forfeitures related to service-based vesting conditions.

(4) Amounts include continuation of premium payments under COBRA assuming election of continuing health insurance benefits for the executive and his/her qualified beneficiaries for a maximum of 18 months and an additional 6 months of Cal-COBRA medical insurance coverage for Mr. Akins and Mr. Brown.

(5) Ms. Baker's employment agreement contained a change in control arrangement which was terminated upon Ms. Baker entering into a Separation Agreement. See the section titled "Separation Agreement."

(6) We did not enter into a change in control arrangement with Mr. Spiva and have not entered into such an agreement with Mr. Bowman.

POTENTIAL PAYMENTS UPON QUALIFYING RETIREMENT TERMINATIONS

We have a retirement program for executive officers that would provide for payments upon qualifying retirement terminations. To be eligible for the program, the executive officer must have been an executive officer for at least five consecutive years of full-time service and must have either had (i) at least 10 consecutive years of full-time service with us and be at least 55 years old, or (ii) at least 15 consecutive years of full-time service with us and be at least 50 years old. To receive the benefits of the program, a retiring executive officer must complete an approved succession planning process and enter into a release and waiver of claims and consulting agreement with us. The executive must also either relinquish all stock options granted to him or her within one year of termination, or have an individual employment agreement with us that would provide for acceleration of vesting of all stock options in connection with such termination. Additionally, the program requires the executive officer to provide us with four years of consulting services in return for $1,000 per month in payment for those services, continued vesting during the term of the consulting agreement of eligible cash bonuses under the 3-Year Bonus Program and the 2007 LTIP continued vesting in his or her retained stock options and other equity awards during the term of the consulting agreement, and an extended period to exercise options after retirement. The program also provides the executive officer with specific health insurance continuation benefits for a period of 12 months, and following such period the health benefits may be continued at the executive officer's own expense. Additionally, at the executive officer's own expense, he or she may also continue to receive the financial advisory services previously paid by us. One former executive participated in the health insurance continuation benefits portion of the program in 2008.

The only executive officer named in the Summary Compensation Table who is currently eligible for this program is our chief executive officer, Mr. Akins. No other executive officer named in the Summary Compensation Table will be eligible for this program until 2014 when our chief accounting officer becomes eligible assuming the eligibility criteria of our officer retirement program does not change and she meets these criteria.

Our retirement program for executive officers that would provide for the following potential payments upon qualifying retirement terminations of the named executive officers included in our Summary Compensation Table, provided that such qualifying termination event took place on December 31, 2008.

Name	Term of Consulting Agreement	Consulting Services ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Equity Awards ($)(3)	Benefits ($)(4)	Total ($)
Robert P. Akins	4 years	48,000	1,107,012	821,513	6,855	1,983,380
Nancy J. Baker(5)	—	—	—	—	—	—
Paul B. Bowman(5)	—	—	—	—	—	—
Edward J. Brown, Jr.(5)	—	—	—	—	—	—
Stephan D. Spiva(5)	—	—	—	—	—	—
Rae Ann Werner(5)	—	—	—	—	—	—

(1) Amount includes consulting services paid at a rate of $1,000 per month.

(2) Amount includes the unvested portion of the bonus accrued under the 3-Year Bonus Program and the 2007 LTIP Program.

(3) Amount includes the unvested portion of equity awards which will vest and become exercisable in full. Amount also includes stock-based compensation expense that would be recognized for financial accounting purposes using the straight-line method in accordance with SFAS No. 123(R).

Pursuant to SEC rules, the amounts shown here exclude the impact of estimated forfeitures related to service-based vesting conditions.

(4) Amount includes continuation of premium payments under our Group Health Plan, for the executive and his qualified beneficiaries for 12 months.

(5) These named executive officers did not meet the minimum service requirements for benefits under the Officer Retirement Program as of December 31, 2008.

SEPARATION AGREEMENT

On December 12, 2008 we entered into a separation agreement with Ms. Baker, whereby we accepted Ms. Baker's resignation as an employee effective December 19, 2008 (the "Separation Date"). Pursuant to the separation agreement, Ms. Baker will receive severance pay in the form of continuation of her previous annual base salary of $392,000 to be paid over a period of twelve months following the Separation Date. We will also pay monthly premiums for continued health insurance coverage under COBRA for Ms. Baker and her eligible dependents for a period of twelve months from the effective date of her resignation. We will also provide a six-month executive outplacement program. Ms. Baker will not be eligible to receive a bonus for 2008 under our STIP or receive any payments under our 3-year bonus program, 2007 LTIP or any other incentive plan. In addition, this agreement supersedes and extinguishes the Amended and Restated Employment Agreement between Ms. Baker and us that was entered into effective November 6, 2008. All stock options and all restricted stock units previously granted to Ms. Baker to purchase our common stock ceased to vest effective on the Separation Date in accordance with their terms. Her right to exercise any vested option shares is governed by the relevant plan documents and stock option agreements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended December 31, 2008, the compensation committee consisted of four independent directors. Messrs. Young K. Sohn, Edward H. Braun and Jon D. Tompkins served on the compensation committee for the entire year and Dr. William G. Oldham served from September 8, 2008 through December 31, 2008. None of these directors have ever been an officer or employee of us or our subsidiaries, or had any relationships requiring disclosure under this caption.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Under our audit committee charter, our audit committee is responsible for reviewing and approving all related party transactions. Our audit committee reviews and approves all related party transactions on a quarterly basis. In addition, our Board of Directors determines annually whether any related party relationships exist among the directors which would interfere with the independent judgment of individual directors in carrying out his responsibilities as director. No related party transactions have occurred to date with the exception of our joint venture with Carl Zeiss SMT AG, a German corporation, and Carl Zeiss Laser Optics Beteiligungsgesellschaft mbH, a German limited liability company, which we refer to collectively as "Zeiss." We entered into a joint venture agreement with Zeiss to establish our joint venture, TCZ, which is 60% owned by us and 40% by Zeiss. We purchase parts directly from Zeiss and we sell our products to Zeiss periodically. For the year ended December 31, 2008, we recorded revenue of $2.3 million from our transactions with Zeiss. As of December 31, 2008, we had an accounts receivable balance of $818,000 and an accounts payable balance of $4.1 million which were associated with these related transactions with Zeiss.

Indemnification Agreements

We have entered into indemnification agreements with our executive officers and directors which contain provisions that may require us, among other things, to indemnify those officers and directors against liabilities that may arise by reason of their service as officers or directors. The agreements also require us to advance to the officers and directors expenses that they expect to incur as a result of any proceeding against them as to which they could be indemnified.

Code of Conduct

Our Board of Directors has adopted the Cymer, Inc. Code of Conduct and Corporate Governance that applies to all officers, directors and employees. The Code of Conduct and Corporate Governance is available on our website at *http://cymer.com* under Investor Relations—Corporate Governance. If we make any substantive amendments to the Code of Conduct and Corporate Governance or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

COMPENSATION COMMITTEE REPORT(1)

The compensation committee has reviewed and discussed the information contained under the caption "Executive Compensation—Compensation Discussion and Analysis" (the "CD&A") for the year ended December 31, 2008 with management and, based on such review and discussions, the compensation committee recommended to the Board of Directors that the CD&A be included in this Proxy Statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Compensation Committee

Young K. Sohn, Chairman
Edward H. Braun
William G. Oldham
Jon D. Tompkins

PROXY STATEMENT

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "1933 Act"), or the Securities Exchange Act of 1934, as amended (the "1934 Act"), whether made before or after the date hereof and without regard to any general incorporation language contained in such filing.

PROPOSAL 2

APPROVAL OF AMENDMENT OF THE 2005 EQUITY INCENTIVE PLAN

In 2005, the Board of Directors adopted, and our stockholders subsequently approved, our 2005 Equity Incentive Plan (the "Incentive Plan"). When originally approved by our stockholders, 1,000,000 shares of common stock were reserved for issuance under the Incentive Plan. In 2007, the Incentive Plan was amended and restated (i) to increase the number of shares of common stock authorized for issuance under the plan to a total of 2,000,000 shares and (ii) to expand the type and nature of the awards available for grant under the Incentive Plan to include cash awards that qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code (the "IRC").

In February 2009, our Board of Directors approved a 1,250,000 share increase in the number of shares of common stock available for issuance under the plan from a total of 2,000,000 shares to a total of 3,250,000 shares. We expect that the addition of 1,250,000 shares pursuant to this Proposal 2 and the 319,345 shares that remained available for issuance as of March 6, 2009 under the Incentive Plan will be adequate to provide equity awards over the next two years, 2009 and 2010.

Why We Recommend That You Vote For this Proposal

The board recommends approval of the Incentive Plan amendment for the following reasons:

The Need to Provide Competitive Compensation. Similar to other companies in our industry, we believe equity compensation is integral in providing a competitive total compensation package necessary to recruit, retain and reward key employees. Equity awards are commonly used by similar companies in our industry, and the ability to provide competitive grants is essential to competing in our labor markets. Therefore, we believe it is imperative to provide long-term equity incentive awards as a component of our compensation program. We seek an appropriate balance between meeting employee hiring, retention, and compensation goals and avoiding excessive stockholder dilution.

Cash Compensation Expense Increase. If our ability to provide equity compensation is impaired, our cash compensation costs could increase substantially to offset equity compensation typically provided in the marketplace. We believe it is important that we use our cash resources to operate and expand our business, rather than unnecessarily divert cash to pay compensation.

Our Continuing Emphasis on Providing Performance-Based Compensation. We believe it is essential to provide a long-term link between compensation and shareholder value creation and we rely on equity compensation as one of the most efficient and effective means to create such a relationship. Our long-term equity incentive program is designed to align the interests of our executives and other key employees with those of stockholders, motivate the executive team to achieve key strategic and financial goals, and reward superior performance over a multi-year period. We have historically utilized stock options and performance-based restricted stock units ("PRSUs") to create this link between pay and performance. Stock options inherently have no value unless the stock price of Cymer increases, while PRSUs allow us to target specific financial goals. If those goals are not met, the PRSUs are canceled and the award holder receives no value. If stockholders do not approve this amendment to the Incentive Plan, our ability to create long-term incentives for key employees will be substantially diminished.

Historical Company Equity Usage. We believe that our historical equity usage has been conservative when compared to our core and aspirational peer groups ("peer group") and high-technology sector norms. We set targets for equity compensation based on competitive target grant levels, the equity usage of our peer group, industry standards and recommendations made by our compensation consultant. Based on this information, we believe that our equity usage has been conservative when viewed against both our peer group and the broader market. As shown in the table below, both Cymer's 2008 "3-year average burn rate" of 1.6% and its "total overhang" of 13.4% of shares outstanding is positioned below the median of our peer group, illustrating our historically conservative use of equity. In addition, the fact that we are significantly below our peer group median total overhang demonstrates our need for additional shares as compared to the peer group.

Parameter(1)(2)	3-Year Average Burn Rate(3)	Issued Overhang(4)	Total Overhang(5)
Peer Group 50th Percentile	1.7%	10.3%	17.5%
Peer Group 75th Percentile	2.5%	13.2%	21.5%
Cymer	1.6%	11.3%	13.4%
Percent Rank within Peer Group	46.0%	53.4%	12.9%

(1) Reflects Peer Group data filed with the SEC through March 17, 2009.

(2) Reflects Cymer data as of December 31, 2008.

(3) 'Burn Rate' is defined as total equity (stock options and full-value shares) granted within the latest fiscal year, as a percentage of shares outstanding.

(4) 'Issued Overhang' is defined as outstanding total equity (stock options and full-value shares), as a percentage of shares outstanding.

(5) 'Total Overhang' is defined as the sum of outstanding equity (stock options, full-value shares) as well as shares available for future issuance, as a percentage of shares outstanding.

Key Features of the Incentive Plan

The Incentive Plan, as amended, authorizes the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards, performance cash awards and other stock awards.

- ***Term of the Incentive Plan*** The Incentive Plan will terminate on March 27, 2015.
- ***Authorized Shares*** As of March 6, 2009, an aggregate of 1,584,207 shares of our common stock had been either issued or granted subject to outstanding stock options under the Incentive Plan and 319,345 shares of common stock remain available for future issuance under the Incentive Plan.
- ***Minimum Vesting*** In general, the Incentive Plan provides that no awards shall vest prior to the third anniversary of the date that an award was granted. Awards subject to achievement of specific performance goals may vest earlier.
- ***No Discount Option Awards*** The Incentive Plan prohibits the grant of an option award with an exercise price less than the fair market value of our stock on the date of grant.
- ***No Repricing of Awards*** The board does not have the authority, without the prior consent of our stockholders, to reprice any outstanding stock option or award.
- ***Administration by the Board of Directors*** The board will administer the Incentive Plan, but may, at its discretion, delegate administration of the plan to a committee composed of two or more outside directors. The board has delegated administration to the compensation committee and references to the Board of Directors in the following outline of the Incentive Plan include the compensation committee.

A copy of the Incentive Plan is attached as Appendix A of this Proxy Statement and has been filed with the SEC in connection with the filing of this Proxy Statement. The essential features of the Incentive Plan are outlined below. This outline is only a summary of these features and you are encouraged to read the entire amended Incentive Plan, which is attached as Appendix A of this Proxy Statement.

GENERAL

The Incentive Plan, as amended, provides for the grant of the following:

- Incentive stock options, as defined in the IRC, which may be granted solely to our employees, including officers; and
- Nonstatutory stock options, stock appreciation rights, stock bonus awards, stock purchase awards, stock unit awards, performance stock awards, performance cash awards and other stock awards (collectively "awards"), which may be granted to our directors, consultants and employees, including officers.

Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the IRC. Nonstatutory stock options granted under the Incentive Plan are not intended to qualify as incentive stock options under the IRC. See "Federal Income Tax Information" on page 45 for a discussion of the tax treatment of awards.

PURPOSE

The Board of Directors adopted the Incentive Plan to provide a means by which our employees, directors and consultants (and the employees, directors and consultants of any of our parent or subsidiary designated by the board to participate in the Incentive Plan) may be given an opportunity to purchase shares of our common stock, to assist us in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of our business and the business of our affiliates. Although we currently limit the stock awards under the Incentive Plan to key executives and directors, all of the employees, directors and consultants of Cymer and its affiliates are eligible to participate in the Incentive Plan.

ADMINISTRATION

The Board of Directors administers the Incentive Plan. Subject to the Incentive Plan's provisions, the board has the power to interpret the Incentive Plan and to determine all terms of each award granted under it, including who will receive the award, the date on which it will be granted, the number of shares to be awarded, when the award may be exercised, the exercise price, the type of consideration, the vesting schedule and any acceleration of vesting. The board will also settle all controversies regarding the Incentive Plan and the awards granted under it, submit any amendment to the Incentive Plan for stockholder approval, and adopt such procedures and sub-plans as are necessary or appropriate to permit our employees, directors or consultants who are foreign nationals or employed outside the United States to participate in the Incentive Plan.

The board has the power to delegate administration of the Incentive Plan to a committee composed of two or more outside directors. The board has delegated administration of the Incentive Plan to the compensation committee. The board also has the power to delegate to one or more of our officers the authority to designate other officers and employees to receive awards under the Incentive Plan, the terms of such awards, and the numbers of shares of our common stock to be the subject of such awards up to a limit to be determined by the board. The board does not currently delegate any officer to exercise such powers.

The Incentive Plan provides that, in the board's discretion, directors serving on the committee may be "outside directors" to satisfy the requirements of Section 162(m) of the IRC or "non-employee directors" to satisfy the requirements of Rule 16b-3 of the 1934 Act. All of the current members of the compensation committee qualify as outside directors and non-employee directors.

Repricing. Awards granted under the Incentive Plan may not be repriced without the consent of our stockholders.

STOCK SUBJECT TO THE INCENTIVE PLAN

If the stockholders approve this Proposal 2, an aggregate of 3,153,552 shares of our common stock will be reserved for issuance under the Incentive Plan (based on the number of shares reserved for future issuance as of March 6, 2009). Of this total, 1,569,345 shares would be available for future stock awards. If stock awards granted under the Incentive Plan expire or otherwise terminate without being exercised, the shares of our common stock not acquired pursuant to such awards again become available for issuance under the Incentive Plan. If we reacquire unvested stock issued under the Incentive Plan, the reacquired stock will again become available for reissuance under the Incentive Plan.

ELIGIBILITY

Incentive stock options may be granted under the Incentive Plan only to employees (including officers) of Cymer and its affiliates. Employees (including officers), directors, and consultants of both Cymer and its affiliates are eligible to receive all other types of awards under the Incentive Plan.

No incentive stock option may be granted under the Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of Cymer or any of its affiliates, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of our common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year may not exceed $100,000.

In order to qualify certain awards as "performance-based compensation" under Section 162(m) of the IRC, no person may be granted under the Incentive Plan during any calendar year (i) stock options or stock appreciation rights that are exercisable for more than 250,000 shares of our common stock (ii) performance stock awards covering more than 250,000 shares of our common stock, or (iii) performance cash awards totaling more than $5,000,000.

TERMS OF OPTIONS

The following is a description of the permissible terms of options under the Incentive Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Payment. The exercise price of incentive stock options or nonstatutory stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value. As of March 23, 2009, the closing price of our common stock as reported on the Nasdaq Global Select Market was $22.03 per share.

The exercise price of options granted under the Incentive Plan is generally payable (i) in cash or check, (ii) in bank draft or money order payable to us, (iii) through a broker-dealer sale and remittance procedure, (iv) by delivery of shares of our common stock, (v) pursuant to a "net exercise" arrangement or (vi) in any other form of legal consideration acceptable to the Board of Directors (excluding any form of consideration that may include deferred payment through the use of a promissory note).

Option Exercise. Options granted under the Incentive Plan may become exercisable in cumulative increments ("vest") and may be subject to different vesting terms. The board has the power to accelerate the time during which an option may vest or be exercised. No option shall fully vest prior to the third anniversary of the date that such option was granted with the exception of options that vest based on the satisfaction of performance goals which may vest earlier.

Term. The maximum term of options under the Incentive Plan is 10 years, except that in certain cases (see "Eligibility") the maximum term is five years.

Termination of Service. Options under the Incentive Plan generally terminate three months after termination of the option recipient's service unless (i) such termination is due to the recipient's permanent and total disability (as defined in the IRC), in which case the option may be exercised within 12 months of such termination, if certain conditions are met; (ii) such termination is due to the recipient's death or the recipient dies within a specified period (typically three months) after the recipient's service has terminated for any reason other than cause, in which case the option may be exercised within 18 months of the option recipient's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; (iii) the option recipient is terminated for cause, in which case the option shall terminate upon the termination of the recipient's service to us, or (iv) the option by its terms specifically provides otherwise. Individual option grants by their terms may provide for exercise within a longer period of time following termination of service.

The option term generally is not extended in the event that exercise of the option within these periods is prohibited. However, certain option agreements may provide for the extension of the option's term for a specified period if the exercise of the option following the termination of the recipient's service would be prohibited because the exercise would violate the registration requirements under the Securities Act of 1933, as amended.

Restrictions on Transfer. An option recipient may not transfer a stock option other than by will, by the laws of descent and distribution or pursuant to a domestic relations order, provided that a recipient may designate a beneficiary who may exercise an option following the recipient's death.

TERMS OF STOCK BONUS AND STOCK PURCHASE AWARDS

Stock purchase awards or bonus awards are granted through a stock purchase or bonus award agreement.

Payment. Subject to certain limitations, the purchase price for stock purchase or bonus awards, which is determined by the Board of Directors, must be at least the par value of our common stock. The board may award stock bonuses in consideration of past services without a purchase payment.

Vesting. Shares of stock sold or awarded under the Incentive Plan may be subject to a repurchase option in favor of us in accordance with a vesting schedule determined by the board. Though the board may accelerate vesting, no stock purchase award or stock bonus award shall fully vest prior to the third anniversary of the award date except for stock purchase awards and stock bonus awards that vest based on the satisfaction of performance goals.

Restrictions on Transfer. Rights under a stock bonus or stock purchase agreement may not be transferred except where such assignment is required by law or expressly authorized by the terms of the applicable stock bonus or stock purchase agreement.

Stock Unit Awards

Stock unit awards are granted through a stock unit award agreement. The consideration to be paid by a recipient of a stock unit award, if any, will be determined by the Board of Directors, and may be payable in any form acceptable to the board and permitted under applicable law. The board may impose any restrictions or conditions upon the vesting of stock unit awards, or that delay the delivery of the consideration after the vesting of stock unit awards, that it deems appropriate. Stock unit awards may be settled in shares of our common stock, in cash, in any combination of the two or in any other form of legal consideration approved by the board. If a stock unit award recipient's service relationship with us terminates, any unvested portion of the stock unit award is forfeited upon the recipient's termination of service.

Stock Appreciation Rights

The Incentive Plan broadly authorizes the grant of stock appreciation rights, subject to such terms and conditions as the Board of Directors may determine at the time of grant. Upon exercise, the participant is entitled to receive an appreciation distribution equal to the fair market value of the number of shares in which the participant is vested less the fair market value of that number of shares on the date of grant. Appreciation distributions payable upon exercise of stock appreciation rights may be made in cash, in shares of stock or a combination thereof. The board may impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. If a recipient's relationship with us ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months following cessation of service, unless the terms of the agreement provide for earlier or later termination.

Performance Awards

The Incentive Plan, as amended, provides for two types of performance awards: performance stock awards and performance cash awards. Performance awards may be granted, vest or be exercised based upon the attainment during a certain period of time of certain performance goals. All of our employees, directors and consultants are eligible to receive performance awards under the Incentive Plan. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained shall be determined by the Board of Directors. The maximum number of shares subject to performance stock awards granted to any individual in a calendar year may not exceed 250,000 shares. The maximum amount attributable to performance cash awards granted to any individual in a calendar year may not exceed $5,000,000.

In granting a performance award, the board will set a period of time, or a performance period, over which the attainment of one or more performance goals will be measured for the purpose of determining whether the award recipient has a vested right in or to such performance award. Within the time period prescribed by Section 162(m) of the IRC (typically before the 90th day of a performance period), the board will establish the performance goals, based upon one or more pre-established performance criteria enumerated in the Incentive Plan and described below. As soon as administratively practicable following the end of the performance period, the board will certify (in writing) whether the performance goals have been satisfied.

Performance goals under the Incentive Plan shall be determined by the board, based on one or more of the following performance criteria: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre-tax profit; (xiv) sales or revenue targets; (xv) increases in revenue or product revenue; (xvi) expenses and cost reduction goals; (xvii) improvement in or attainment of working capital levels; (xviii) economic value added (or an equivalent metric); (xix) market share; (xx) cash flow; (xxi) free cash flow (cash provided by operating activities less acquisition of property, equipment, patent licenses and/or any other expenses specified by the Board; (xxii) operating cash flow; (xxiii) any per share measure of any of the foregoing cash flow metrics; (xxiv) share price performance; (xxv) debt reduction; (xxvi) implementation or completion of projects or processes; (xxvii) customer satisfaction; (xxviii) stockholders' equity; and (xxviv) to the extent that an award is not intended to comply with Section 162(m) of the IRC, other measures of performance selected by the Board of Directors.

Other Stock Awards

Other forms of stock awards based on shares of our common stock may be granted either alone or in addition to other awards available under the Incentive Plan. The Board of Directors has sole and complete authority to determine the persons to whom and the time or times such other awards will be granted, the number of shares to be granted and all other terms and conditions of such other awards. No other form of stock award shall fully vest prior to the third anniversary of the grant date except for awards that vest based on the satisfaction of performance goals.

Adjustment Provisions

Transactions not involving receipt of consideration by us, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the type(s), class(es) and number of shares of our common stock subject to the Incentive Plan and outstanding awards, including awards outstanding under our former equity plans. In that event, the Incentive Plan and outstanding awards will be appropriately adjusted.

Effect of Certain Corporate Transactions

In the event of certain corporate transactions, all outstanding stock awards under the Incentive Plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity does not assume, continue or substitute for such awards, then the vesting of such awards (and, if applicable, the time during which such awards may be exercised) will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction. In this situation, the Board of Directors, in its sole discretion, may provide that the holder of the stock award may not exercise the stock award but, instead, will receive a payment equal to the difference between the value of the award and its exercise price. A stock award may be subject to acceleration of vesting in the event of a change in control as may be provided in the applicable stock award agreement or other written agreement between the award recipient and us. The acceleration of a stock award in the event of a corporate transaction or a change in control event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Cymer.

Duration, Amendment and Termination

The Board of Directors may suspend or terminate the Incentive Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the Incentive Plan will terminate on March 27, 2015.

The board may also amend the Incentive Plan at any time or from time to time. No amendment, suspension or termination of the Incentive Plan shall adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any such amendment to the Incentive Plan in such a manner and to such a degree as may be required.

FEDERAL INCOME TAX INFORMATION

The information set forth below is a summary only of the principal United States federal income tax consequences to participants and us with respect to awards granted under the incentive plan and does not purport to be complete. This summary does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any recipient may depend on his or her particular situation, each recipient should consult the recipient's tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of an award or the disposition of stock acquired as a result of an award. The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income.

Incentive Stock Options. Incentive stock options under the Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the IRC. There generally are no federal income tax consequences to the participant or to us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any. If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, we will generally be entitled to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. No taxable income is recognized by a participant upon the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the participant will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. Generally, with respect to employees, we will be required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. We will be generally be entitled to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant.

When he or she sells the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the amount paid for such stock plus any amount recognized as ordinary income when the stock was acquired.

Stock Purchase Awards and Stock Bonus Awards. If we grant a stock purchase award or stock bonus award that is unvested and that we could reacquire if the participant's service terminates prior to vesting, the participant will not recognize any taxable income when the shares are issued, but will have to report as ordinary income an amount equal to the excess of the fair market value of the shares over the price paid, if any, for such shares on the date our repurchase right lapses. The participant may, however, elect under Section 83(b) of the IRC to include the fair market value of the shares on the date issued as ordinary income in the year they are issued. We will be entitled to a corresponding income tax deduction in the tax year in which the participant recognizes such ordinary income. When he or she sells stock acquired through receipt of a stock purchase award or stock bonus award, the participant will recognize a capital gain or loss equal to the difference between the selling price and the amount paid for the stock (if any) plus any amount recognized as ordinary income upon issuance (or vesting).

Restricted Stock Unit Awards. No taxable income is recognized upon grant of a restricted stock unit award. In general, the participant will recognize ordinary income in the year in which the shares subject to that unit are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. We will be entitled to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Stock Appreciation Rights. The participant is not required to realize taxable income when he or she receives a stock appreciation right, but when it is exercised, the participant will recognize ordinary income in an amount equal to the fair market value of the shares (or cash in lieu of shares) received. We will be entitled to a corresponding income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Potential Limitation on Our Deductions. Section 162(m) of the IRC denies a publicly held company a deduction for compensation paid to certain "covered employees" in a taxable year in the amount that compensation to the covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by one of our covered employees, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation.

In accordance with Treasury Regulations issued under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant, or (ii) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by stockholders.

Performance stock awards and performance cash awards will qualify as performance-based compensation under the Treasury Regulations only if (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied and (iv) prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount—or formula used to calculate the amount—payable upon attainment of the performance goal).

Section 409A of the IRC. We intend that all awards granted under the Incentive Plan shall either be exempt from application of Section 409A of the IRC or comply with its requirements so that the adverse tax consequences of Section 409A of the IRC will not apply to Incentive Plan awards.

New Plan Benefits. As of March 23, 2009, no options or stock awards have been granted on the basis of the 1,250,000 share increase for which stockholder approval is sought under this Proposal 2.

Effective Date of Amendment of the Incentive Plan

The amendment of the Incentive Plan to increase the aggregate number of shares of common stock authorized for issuance under the Incentive Plan by 1,250,000 shares will only become effective upon stockholder approval of Proposal 2.

Stockholders are requested in Proposal 2 to approve the amendment of the Incentive Plan. The number of votes cast "FOR" Proposal 2 must exceed the number of votes cast "AGAINST" this Proposal to approve the amendment of the Incentive Plan. Abstentions and broker non-votes will not be counted towards the vote total for this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plans as of December 31, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	2,481,622	$35.42	926,177(3)
Equity compensation plans not approved by security holders(2)	873,559	$33.74	—
Total	3,355,181	$34.98	926,177

(1) Includes the 1996 Plan and the 2005 Plan.

(2) Includes the 2000 Equity Incentive Plan.

(3) Includes 301,229 shares reserved for issuance under the 1996 Employee Stock Purchase Plan.

The following equity compensation plan was adopted without the approval of our stockholders:

We adopted our 2000 Equity Incentive Plan ("2000 Plan") on August 16, 2000. The 2000 Plan provided for the grant of options to employees or consultants who are neither directors nor officers. The exercise price of the options granted under the 2000 Plan was equal to the quoted market value of the common stock at the date of grant. Options issued under the 2000 Plan expire ten years after the options are granted and generally vest and become exercisable ratably over a four year period following the date of grant. The plan was terminated in May 2005 upon the approval of our 2005 Plan. Options to purchase 873,559 shares were outstanding under this 2000 Plan as of December 31, 2008.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our Board of Directors has selected KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009 and has further directed that management submit the selection of our independent registered public accounting firm for ratification by the stockholders at the annual meeting. KPMG LLP has audited our financial statements since 2000. Representatives of KPMG LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required under our bylaws or otherwise. However, the Board of Directors is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the committee determines that such a change would be in the best interests of us and our stockholders.

The number of votes cast "FOR" this Proposal 3 must exceed the number of votes cast "AGAINST" this Proposal to ratify the selection of KPMG LLP. Abstentions and broker non-votes will not be counted towards the vote total in determining whether this proposal has been approved.

Independent Registered Public Accounting Firm Fees

The following table represents aggregate fees for professional audit services rendered by KPMG LLP for the audit of our annual financial statements for fiscal years ended December 31, 2008 and 2007, and fees billed for other services rendered by KPMG LLP. All fees described below were approved by the audit committee.

	Fiscal Year Ended December 31,	
	2008	2007
Audit fees(1)	$1,547,888	$1,826,331
Audit related fees	—	—
Tax fees(2)	27,940	131,325
All other fees(3)	6,985	6,330
Total fees	$1,582,813	$1,963,986

(1) **Audit Fees** consist of fees for the audit of our consolidated annual financial statements, the audit of the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, the reviews of our interim financial statements and required statutory audits for certain of our subsidiaries.

(2) **Tax Fees** consist of the aggregate tax fees billed by KPMG LLP for tax consulting services.

(3) **All Other Fees** for the fiscal years ended December 31, 2008 and 2007 consist of expenses incurred by us to attend KPMG LLP sponsored seminars.

Pre-Approval Policies and Procedures

The audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, KPMG LLP. The audit committee generally pre-approves specified services in the defined categories of audit services, audit-related services, tax services and all other fees up to specified amounts. Pre-approval may also be given as part of the audit committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual explicit case-by-case basis before the independent registered public accounting firm is engaged to provide each service. All of the independent audit fees were pre-approved by the audit committee and no services were performed other than by KPMG permanent full time employees. The chairman of the audit committee has been delegated the authority to grant pre-approval under the pre-approval policy. Any approval by the chairman under this authority is reported to the audit committee at its next regular meeting.

The audit committee has determined that the rendering of the services other than audit services by KPMG LLP is compatible with maintaining the independent registered public accounting firm's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(2)

The audit committee of the Board of Directors is comprised of three independent directors, as defined in Nasdaq Market Rule 4200(a)(15) and SEC Rule 10A-3, and operates under a written charter adopted by the board. The members of the committee are Messrs. Charles J. Abbe, Michael R. Gaulke and Peter J. Simone. The Board of Directors determined that Messrs. Charles J. Abbe, Michael R. Gaulke and Peter J. Simone, as defined by SEC rules, are audit committee financial experts. The committee is charged with the oversight of the integrity of our consolidated financial statements, including the review of the quarterly financial statements and disclosures contained in our Quarterly Report on Form 10-Q and annual financial statements and disclosures contained in our Annual Report on Form 10-K as filed with the SEC; the appointment, compensation, qualifications, independence and work of our independent registered public accounting firm; and the performance of our internal audit function. In addition, the committee has reviewed the requirements of the Sarbanes-Oxley Act of 2002, the rules of the SEC and corporate governance listing standards of Nasdaq as they relate to audit committee policies.

Management is responsible for our internal controls over financial reporting, disclosure controls and procedures and preparing our consolidated financial statements. We have a full-time internal audit department that reports directly to the audit committee and reports administratively to management. The responsibility of this department is to objectively review and evaluate the adequacy, effectiveness and quality of our system of internal controls. The audit committee reviews and approves the internal audit plan annually and receives periodic updates on internal audit activities, including the status of the Section 404 internal controls over financial reporting requirements, which are discussed in meetings held with management at least quarterly throughout the year. KPMG LLP, our independent registered public accounting firm, is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of the company's internal control over financial reporting. The committee's responsibility is to monitor, evaluate and oversee these processes. The independent registered public accounting firm understands that it is accountable to the committee, not our management.

In this context, the audit committee has met and held discussions with management and our independent registered public accounting firm. Management represented to the committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The committee has reviewed and discussed the consolidated financial statements with management and our independent registered public accounting firm, including whether any off-balance sheet financing transactions or any transactions with related parties existed. The committee discussed with our independent registered public accounting firm matters required to be discussed by Statement of Auditing Standards No. 114, "The Auditor's Communication With Those Charged with Governance."

The audit committee reviewed and discussed with our independent registered public accounting firm matters related to their independence including a review of audit and non-audit fees and the written disclosures in the letter from KPMG LLP to the committee required by the Public Company Accounting Oversight Board's Independence Rule 3526 regarding the independent public accountant's communication with the audit committee concerning independence.

Based on the audit committee's discussions with management and our independent registered public accounting firm and the committee's review of the representation of management and the report of our independent registered public accounting firm to the committee, the committee recommended that the Board of Directors include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on February 27, 2009.

Audit Committee
Charles J. Abbe, Chairman
Michael R. Gaulke
Peter J. Simone

(2) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any of our filings under the 1933 Act or 1934 Act whether made before or after the date hereof and without regard to any general incorporation language contained in such filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 6, 2009 by: (i) each nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial Owner	Beneficial Ownership(1) Number of Shares(2)	Percent of Total
5% Stockholders		
FMR LLC 82 Devonshire Street Boston, MA 02109	4,440,063	15.0%
T. Rowe Price Associates, Inc.(3) 100 E. Pratt Street Baltimore, MD 21202	2,956,199	10.0%
Tinicum Lantern II LLC 800 Third Avenue, 40th Floor New York, NY 10022	1,999,603	6.7%
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	1,953,481	6.6%
Officers and Directors		
Charles J. Abbe	43,793	*
Robert P. Akins	384,293	1.3%
Edward H. Braun	26,793	*
Michael R. Gaulke	64,193	*
William G. Oldham	29,519	*
Peter J. Simone	28,993	*
Young K. Sohn	30,543	*
Jon D. Tompkins	43,193	*
Nancy J. Baker	1,502	*
Paul B. Bowman	—	*
Edward J. Brown, Jr.	243,467	*
Stephan D. Spiva	36,497	*
Rae Ann Werner	55,638	*
All executive officers and directors as a group (13 persons)	988,424	3.3%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13F and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 29,659,917 shares outstanding on March 6, 2009, adjusted as required by rules promulgated by the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such option or warrant for computing the percentage of ownership of such person but are not treated as outstanding for computing the percentage of any other person.

(2) Includes the following number of shares issuable upon exercise of options exercisable as of, or that will have become exercisable within 60 days of, March 6, 2009: Mr. Abbe, 34,400 shares; Mr. Akins, 355,652 shares; Mr. Braun, 18,400 shares; Mr. Gaulke, 55,800 shares; Dr. Oldham, 22,000 shares; Mr. Simone, 20,400 shares; Mr. Sohn, 21,550 shares; Mr. Tompkins, 35,800 shares; Mr. Brown, 241,290 shares; Mr. Spiva 35,663 shares; Ms. Werner, 54,233 shares; and all executive officers and directors as a group 895,188 shares. Shares for Mr. Spiva will expire on April 5, 2009, since he is no longer employed by us.

(3) The amended Schedule 13G filed with the SEC by T. Rowe Price Associates, Inc. on February 11, 2009 indicates that these securities are owned by various individual and institutional investors for whom T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the 1934 Act, T. Rowe Price Associates is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with except that one report, covering one transaction, was filed late by Mr. Tompkins.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Paul B. Bowman
Secretary

April 10, 2009

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, is being sent to stockholders with this Proxy Statement with the list of exhibits attached. Exhibits to our Annual Report on Form 10-K are available for a charge equal to our reasonable expenses incurred in furnishing such exhibits upon written request to: Corporate Secretary, Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127.

A number of brokers with account holders who are Cymer stockholders will be "householding" our proxy materials. As a consequence, a single Proxy Statement or Notice of Internet Availability of Proxy Materials will be delivered to the address of such stockholders unless they have provided contrary instructions to their brokers. If you have received notice from your broker that it will be householding communications to you, householding will continue until you revoke your consent or are notified that this procedure will be discontinued. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and annual report and Notice of Internet Availability of Proxy Materials, please notify your broker or contact the Corporate Secretary at Cymer, Inc., at (858) 385-6096 or in writing c/o Cymer, Inc., 17075 Thornmint Court, San Diego, California 92127.

Stockholders who currently receive multiple copies of the Proxy Statement or Notice of Internet Availability of Proxy Materials at their address and would like to request householding should contact their brokers.

APPENDIX A

AMENDED AND RESTATED 2005 EQUITY INCENTIVE PLAN

AS AMENDED BY BOARD OF DIRECTORS: FEBRUARY 6, 2009

AMENDMENT APPROVED BY STOCKHOLDERS:

TERMINATION DATE: MARCH 27, 2015

1. GENERAL.

(a) Eligible Award Recipients. The persons eligible to receive Awards are Employees, Directors and Consultants.

(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Purchase Awards, (iv) Stock Bonus Awards, (v) Stock Appreciation Rights, (vi) Stock Unit Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

(c) General Purpose. The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(a), to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards.

2. DEFINITIONS.

As used in the Plan, the following definitions shall apply to the capitalized terms indicated below:

(a) ***"Affiliate"*** means (i) any corporation (other than the Company) in an unbroken ownership chain of corporations ending with the Company, provided each corporation in the unbroken ownership chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such ownership chain, and (ii) any corporation (other than the Company) in an unbroken ownership chain of corporations beginning with the Company, provided each corporation (other than the last corporation) in the unbroken ownership chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such ownership chain. The Board shall have the authority to determine (x) the time or times at which the ownership tests are applied, and (y) whether "Affiliate" includes entities other than corporations within the foregoing definition.

(b) ***"Award"*** means a Stock Award or a Performance Cash Award.

(c) ***"Award Agreement"*** means a Stock Award Agreement or a Performance Cash Award Agreement.

(d) ***"Board"*** means the Board of Directors of the Company.

(e) ***"Capitalization Adjustment"*** has the meaning ascribed to that term in Section 11(a).

(f) ***"Cause"*** means with respect to a Participant, the occurrence of any of the following: (i) such Participant's commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant's intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant's unauthorized use or disclosure of the Company's confidential information or trade secrets; or (v) such Participant's gross misconduct. The determination that a termination of the Participant's Continuous Service is either for Cause or without

Cause shall be made by the Company in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated by reason of dismissal without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(g) ***"Code"*** means the Internal Revenue Code of 1986, as amended.

(h) ***"Committee"*** means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 3(c).

(i) ***"Common Stock"*** means the common stock of the Company.

(j) ***"Company"*** means Cymer, Inc., a Nevada corporation.

(k) ***"Consultant"*** means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

(l) ***"Continuous Service"*** means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, shall not terminate a Participant's Continuous Service. For example, a change in status from an employee of the Company to a consultant to an Affiliate or to a Director shall not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(m) ***"Corporate Transaction"*** means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(n) ***"Covered Employee"*** shall have the meaning provided in Section 162(m)(3) of the Code and the regulations promulgated thereunder.

(o) ***"Director"*** means a member of the Board.

(p) ***"Disability"*** means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(q) ***"Effective Date"*** means the effective date of this Plan document, which is the date that this Plan is first approved by the Company's stockholders.

(r) ***"Employee"*** means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

(s) ***"Entity"*** means a corporation, partnership, limited liability company or other entity.

(t) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(u) ***"Fair Market Value"*** means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange (or the exchange with the greatest volume of trading in the Common Stock) on the date in question, as reported in *The Wall Street Journal* or such other source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price (or closing bid if no sales were reported) for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined by the Board in good faith.

(v) ***"Incentive Stock Option"*** means an Option that is intended to be and qualifies as an "incentive stock option" within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w) ***"Non-Employee Director"*** means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("***Regulation S-K***")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(x) ***"Nonstatutory Stock Option"*** means any Option that does not qualify as an Incentive Stock Option.

(y) ***"Officer"*** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) ***"Option"*** means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(aa) ***"Option Agreement"*** means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(bb) ***"Optionholder"*** means a person to whom an Option is granted pursuant to the Plan or, if permitted under the terms of this Plan, such other person who holds an outstanding Option.

(cc) ***"Other Stock Award"*** means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 7(f).

(dd) ***"Other Stock Award Agreement"*** means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ee) ***"Outside Director"*** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(ff) ***"Own," "Owned," "Owner," "Ownership"*** A person or Entity shall be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(gg) ***"Participant"*** means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(hh) ***"Performance Cash Award"*** means an award of cash granted pursuant to the terms and conditions of Section 7(e)(ii).

(ii) ***"Performance Cash Award Agreement"*** means a written agreement between the Company and a Participant evidencing the terms and conditions of a Performance Cash Award. Each Performance Cash Award Agreement shall be subject to the terms and conditions of the Plan.

(jj) ***"Performance Criteria"*** means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following: (i) earnings per share; (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) total stockholder return; (v) return on equity; (vi) return on assets, investment, or capital employed; (vii) operating margin; (viii) gross margin; (ix) operating income; (x) net income (before or after taxes); (xi) net operating income; (xii) net operating income after tax; (xiii) pre-tax profit; (xiv) sales or revenue targets; (xv) increases in revenue or product revenue; (xvi) expenses and cost reduction goals; (xvii) improvement in or attainment of working capital levels; (xviii) economic value added (or an equivalent metric); (xix) market share; (xx) cash flow; (xxi) free cash flow (cash provided by operating activities less acquisition of property, equipment, patent licenses and/or any other expenses specified by the Board); (xxii) operating cash flow; (xxiii) any per share measure of any of the foregoing cash flow metrics; (xxiv) share price performance; (xxv) debt reduction; (xxvi) implementation or completion of projects or processes; (xxvii) customer satisfaction; (xxviii) stockholders' equity; and (xxviv) to the extent an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. The Board shall, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(kk) ***"Performance Goals"*** means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. The Board is authorized at any time in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; or (iii) in view of the Board's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant. Specifically, the Board is authorized to make adjustment in the method of calculating attainment of Performance Goals and objectives for a Performance Period as follows: (x) to exclude the dilutive effects of acquisitions or joint ventures; (y) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; and (z) to exclude the effect of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends. In addition, with respect to Performance Goals established for Participants who are not Covered Employees, and who will not be Covered Employees at the time the compensation will be paid, the Board is authorized to make adjustment in the method of calculating attainment of Performance Goals and objectives for a Performance Period as follows: (A) to exclude restructuring and/or other nonrecurring charges; (B) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (C) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (D) to exclude the effects to any statutory adjustments to corporate tax rates; (E) to exclude the impact of any "extraordinary items" as determined under generally accepted accounting principles; and (F) to exclude any other unusual, non-recurring gain or loss or other extraordinary item.

(ll) ***"Performance Period"*** means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(mm) ***"Performance Stock Award"*** means any right to receive Common Stock granted pursuant to the terms and conditions of Section 7(e)(i).

(nn) ***"Performance Stock Award Agreement"*** means a written agreement between the Company and a Participant evidencing the terms and conditions of a Performance Stock Award. Each Performance Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(oo) ***"Plan"*** means this Cymer, Inc. 2005 Equity Incentive Plan.

(pp) ***"Rule 16b-3"*** means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(qq) ***"Securities Act"*** means the Securities Act of 1933, as amended.

(rr) ***"Stock Appreciation Right"*** means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 7(d).

(ss) ***"Stock Appreciation Right Agreement"*** means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement shall be subject to the terms and conditions of the Plan.

(tt) ***"Stock Award"*** means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Stock Purchase Award, Stock Bonus Award, a Stock Appreciation Right, a Stock Unit Award, or any Other Stock Award.

(uu) ***"Stock Award Agreement"*** means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant, including an Option Agreement, a Stock Purchase Award Agreement, Stock Bonus Award Agreement, a Stock Appreciation Right Agreement, a Stock Unit Award Agreement, or any Other Stock Award Agreement. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(vv) ***"Stock Bonus Award"*** means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(b).

(ww) ***"Stock Bonus Award Agreement"*** means a written agreement between the Company and a holder of a Stock Bonus Award evidencing the terms and conditions of a Stock Bonus Award grant. Each Stock Bonus Award Agreement shall be subject to the terms and conditions of the Plan.

(xx) ***"Stock Purchase Award"*** means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(a).

(yy) ***"Stock Purchase Award Agreement"*** means a written agreement between the Company and a holder of a Stock Purchase Award evidencing the terms and conditions of a Stock Purchase Award grant. Each Stock Purchase Award Agreement shall be subject to the terms and conditions of the Plan.

(zz) ***"Stock Unit Award"*** means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 7(c).

(aaa) ***"Stock Unit Award Agreement"*** means a written agreement between the Company and a holder of a Stock Unit Award evidencing the terms and conditions of a Stock Unit Award grant. Each Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(bbb) ***"Subsidiary"*** means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(ccc) ***"Ten Percent Stockholder"*** means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

(ddd) ***"Terminated Plans"*** means the Company's 1996 Stock Option Plan and the Company's 2000 Equity Incentive Plan in effect immediately prior to the Effective Date of the Plan.

3. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 3(c).

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) what type or combination of types of Award shall be granted; (D) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Common Stock or cash pursuant to an Award; and (E) the number of shares of Common Stock with respect to which a Stock Award shall be granted to each such person.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or any Award Agreement in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which a Stock Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

(v) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vi) To amend the Plan, subject to the limitations, if any, of applicable law. However, except as provided in Section 11(a) relating to Capitalization Adjustments, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy applicable law or applicable exchange listing requirements. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees.

(viii) To amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to bring the Plan or Incentive Stock Options granted under it into compliance therewith.

(ix) To approve the forms of Award Agreements for use under the plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided, however,* that the rights under any Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. In the sole discretion of the Board, the Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a Committee of Directors who need not be Outside Directors the authority to grant Awards to eligible persons who are either (I) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award, or (II) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (B) delegate to a Committee of Directors who need not be Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d) Delegation to an Officer. The Board may delegate to one or more Officers the authority to do one or both of the following (i) designate Officers and Employees to be recipients of Awards and the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to any Stock Awards granted to such Officers and Employees; *provided, however,* that the Board resolutions regarding such delegation shall specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Notwithstanding anything to the contrary in this Section 3(d), the Board may not delegate to an Officer authority to determine the Fair Market Value of the Common Stock pursuant to Section 2(u)(ii) above.

(e) Effect of Board's Decision. All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(f) Repricings. Notwithstanding any provision or provisions to the contrary in this Plan, the Board or Committee may not, without prior approval of its stockholders, effect (A) the reduction of the exercise price of any outstanding Option under the Plan; (B) the cancellation of any outstanding Option or Stock Appreciation Right under the Plan and the grant in substitution therefor of (I) a new Option under the Plan or another equity plan of the Company covering the same or a different number of shares of Common Stock, (II) a Stock Purchase Award, (III) a Stock Bonus Award, (IV) a Stock Appreciation Right under the Plan or another equity plan of the Company covering the same or a different number of shares of Common Stock, (V) a Stock Unit Award, (VI) an Other Stock Award, (VII) cash, including a Performance Cash Award, or (VIII) other valuable consideration (as determined by the Board, in its sole discretion); or (C) any other action that is treated as a repricing under generally accepted accounting principles.

4. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the number of shares of Common Stock that may be issued pursuant to Stock Awards shall not exceed, in the aggregate, three million two hundred fifty thousand (3,250,000) shares of Common Stock.

(b) Reversion of Shares to the Share Reserve. If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, if any shares of Common Stock issued to a Participant pursuant to a Stock Award are forfeited to or repurchased by the Company, including, but not limited to, any repurchase or forfeiture caused by the failure to meet a contingency or condition required for the vesting of such shares, then the shares of Common Stock not issued under such Stock Award, or forfeited to or repurchased by the Company, shall revert to and again become available for issuance under the Plan. If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld for the payment of taxes or the Stock Award is exercised through a reduction of shares subject to the Stock Award (*i.e.*, "net exercised"), the number of shares that are not delivered to the Participant shall remain available for issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall remain available for issuance under the Plan.

Notwithstanding anything to the contrary in this Section 4(b), subject to the provisions of Section 11(a) relating to Capitalization Adjustments the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options shall be two million (2,000,000) shares of Common Stock.

(c) Source of Shares. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company.

5. ELIGIBILITY.

(a) Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Section 162(m) Limitation on Annual Grants. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, no Employee shall be eligible to be granted Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the Stock Award is granted covering more than two hundred fifty thousand (250,000) shares of Common Stock during any calendar year.

(d) Consultants. A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act (***"Form S-8"***) is not available to register either the offer or the sale of the Company's securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, because the Consultant is not a natural person, or because of any other rule governing the use of Form S-8.

6. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Common Stock purchased on exercise of each type of Option. If an

Option is not specifically designated as an Incentive Stock Option, then the Option shall be a Nonstatutory Stock Option. The provisions of separate Options need not be identical; *provided, however*, that each Option Agreement shall include (through incorporation of provisions hereof by reference in the Option Agreement or otherwise) the substance of each of the following provisions:

(a) Term. No Option shall be exercisable after the expiration of ten (10) years from the date of its grant.

(b) Exercise Price of an Incentive Stock Option. Subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, the exercise price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code.

(c) Exercise Price of a Nonstatutory Stock Option. The exercise price of each Nonstatutory Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, a Nonstatutory Stock Option may be granted with an exercise price lower than one hundred percent (100%) of the Fair Market Value of the Common Stock if such Option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code.

(d) Consideration. The purchase price of Common Stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this Section 6(d) are:

(i) by cash or check;

(ii) bank draft or money order payable to the Company;

(iii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iv) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(v) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however,* that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such holding back of whole shares; *provided, further,* that shares of Common Stock will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(vi) in any other form of legal consideration that may be acceptable to the Board; *provided, however,* that such form of consideration may not include deferred payment through the use of a promissory note.

(e) Transferability of Options. The Board may, in its sole discretion, impose such limitations on the transferability of Options as the Board shall determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options shall apply:

(i) Restrictions on Transfer. An Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, an Option may be transferred pursuant to a domestic relations order.

(iii) Beneficiary Designation. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form provided by or otherwise satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this Section 6(f) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised. Notwithstanding the foregoing, no Option shall vest prior to the third anniversary of the date that such Option was granted with the exception of Options that vest based on the satisfaction of Performance Goals.

(g) Termination of Continuous Service. In the event that an Optionholder's Continuous Service terminates (other than for Cause or upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(h) Extension of Termination Date. An Optionholder's Option Agreement may provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service (other than for Cause or upon the Optionholder's death or Disability or upon a Change in Control) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option as set forth in the Option Agreement.

(i) Disability of Optionholder. In the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination of Continuous Service, the Optionholder does not exercise his or her Option within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(j) Death of Optionholder. In the event that (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (ii) the Optionholder dies within the period (if any) specified in the Option Agreement after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionholder's death, but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Option Agreement), or (ii) the expiration of the term of such Option as set forth in the Option Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Option Agreement (as applicable), the Option shall terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in an Optionholder's Option Agreement, in the event that an Optionholder's Continuous Service is terminated for Cause, the Option shall terminate upon the termination date of such Optionholder's Continuous Service, and the Optionholder shall be prohibited from exercising his or her Option from and after the time of such termination of Continuous Service.

(l) Early Exercise. The Option Agreement may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. Any unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Board determines to be appropriate. The Company shall not be required to exercise its repurchase option until at least six (6) months (or such longer or shorter period of time necessary to avoid a charge to earnings for financial accounting purposes) have elapsed following exercise of the Option unless the Board otherwise specifically provides in the Option Agreement.

7. Provisions of Stock Awards other than Options.

(a) Stock Purchase Awards. Each Stock Purchase Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. At the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Stock Purchase Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Stock Purchase Award Agreements may change from time to time, and the terms and conditions of separate Stock Purchase Award Agreements need not be identical, *provided, however,* that each Stock Purchase Award Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Purchase Price. At the time of the grant of a Stock Purchase Award, the Board will determine the price to be paid by the Participant for each share subject to the Stock Purchase Award. To the extent required by applicable law, the price to be paid by the Participant for each share of the Stock Purchase Award will not be less than the par value of a share of Common Stock.

(ii) Consideration. At the time of the grant of a Stock Purchase Award, the Board will determine the consideration permissible for the payment of the purchase price of the Stock Purchase Award. The purchase price of Common Stock acquired pursuant to the Stock Purchase

Award shall be paid either: (A) in cash or by check at the time of purchase, (B) by past services rendered to the Company, or (C) in any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(iii) Vesting. Shares of Common Stock acquired under a Stock Purchase Award may be subject to a share repurchase right or option in favor of the Company in accordance with a vesting schedule to be determined by the Board. Notwithstanding the foregoing, no Stock Purchase Award shall vest prior to the third anniversary of the date that such Award was granted with the exception of Stock Purchase Awards that vest based on the satisfaction of Performance Goals.

(iv) Termination of Participant's Continuous Service. In the event that a Participant's Continuous Service terminates, the Company shall have the right, but not the obligation, to repurchase or otherwise reacquire, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination under the terms of the Stock Purchase Award Agreement. At the Board's election, the price paid for all shares of Common Stock so repurchased or reacquired by the Company may be at the lesser of: (A) the Fair Market Value on the relevant date, or (B) the Participant's original cost for such shares. The Company shall not be required to exercise its repurchase or reacquisition option until at least six (6) months (or such longer or shorter period of time necessary to avoid a charge to earnings for financial accounting purposes) have elapsed following the Participant's purchase of the shares of Common Stock acquired pursuant to the Stock Purchase Award unless otherwise determined by the Board or provided in the Stock Purchase Award Agreement.

(v) Transferability. Rights to purchase or receive shares of Common Stock granted under a Stock Purchase Award shall be transferable by the Participant only upon such terms and conditions as are set forth in the Stock Purchase Award Agreement, as the Board shall determine in its sole discretion, and so long as Common Stock awarded under the Stock Purchase Award remains subject to the terms of the Stock Purchase Award Agreement.

(b) Stock Bonus Awards. Each Stock Bonus Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. At the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Stock Bonus Award lapse; or (y) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. The terms and conditions of Stock Bonus Award Agreements may change from time to time, and the terms and conditions of separate Stock Bonus Award Agreements need not be identical, *provided, however*, that each Stock Bonus Award Agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Stock Bonus Award may be awarded in consideration for (A) past services actually rendered to the Company or an Affiliate, or (B) any other form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Stock Bonus Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board. Notwithstanding the foregoing, no Stock Bonus Award shall vest prior to the third anniversary of the date that such Award was granted with the exception of (i) Stock Bonus Awards that vest based on the satisfaction of Performance Goals.

(iii) Termination of Participant's Continuous Service. In the event a Participant's Continuous Service terminates, the Company may receive via a forfeiture condition, any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination of Continuous Service under the terms of the Stock Bonus Award Agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under the Stock Bonus Award Agreement shall be transferable by the Participant only upon such terms and conditions as are set forth in the Stock Bonus Award Agreement, as the Board shall determine in its sole discretion, so long as Common Stock awarded under the Stock Bonus Award Agreement remains subject to the terms of the Stock Bonus Award Agreement.

(c) Stock Unit Awards. Each Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Stock Unit Award Agreements need not be identical, *provided, however,* that each Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board in its sole discretion and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Stock Unit Award, the Board may impose such restrictions or conditions to the vesting of the Stock Unit Award as it, in its sole discretion, deems appropriate. Notwithstanding the foregoing, no Stock Unit Award shall vest prior to the third anniversary of the date that such Award was granted with the exception of Stock Unit Awards that vest based on the satisfaction of Performance Goals.

(iii) Payment. A Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Stock Unit Award after the vesting of such Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Stock Unit Award, as determined by the Board and contained in the Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Stock Unit Award credited by reason of such dividend equivalents will be subject to all the terms and conditions of the underlying Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant's Continuous Service. Except as otherwise provided in the applicable Stock Unit Award Agreement, such portion of the Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(d) Stock Appreciation Rights. Each Stock Appreciation Right Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Stock Appreciation Rights may be granted in tandem with, or independently of, Options granted under the Plan. The terms and conditions of Stock Appreciation Right Agreements may change from time to time, and the terms and conditions of separate Stock Appreciation Right Agreements need not be identical; *provided, however,* that each Stock Appreciation Right Agreement shall include (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Term. No Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant.

(ii) Strike Price and Calculation of Appreciation. Each Stock Appreciation Right will be denominated in shares of Common Stock equivalents. The appreciation distribution payable on the exercise of a Stock Appreciation Right will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Stock Appreciation Right) of a number of shares of Common Stock equal to the number of share of Common Stock equivalents in which the Participant is vested under such Stock Appreciation Right, and with respect to which the Participant is exercising the Stock Appreciation Right on such date, over (B) an amount (the strike price) that will be determined by the Board at the time of grant of the Stock Appreciation Right.

(iii) Vesting. At the time of the grant of a Stock Appreciation Right, the Board may impose such restrictions or conditions to the vesting of such Stock Appreciation Right as it, in its sole discretion, deems appropriate. Notwithstanding the foregoing, no Stock Appreciation Rights shall vest prior to the third anniversary of the date that such Award was granted with the exception of Stock Appreciation Rights that vest based on the satisfaction of Performance Goals.

(iv) Exercise. To exercise any outstanding Stock Appreciation Right, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(v) Payment. The appreciation distribution in respect to a Stock Appreciation Right may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Appreciation Right Agreement evidencing such Stock Appreciation Right.

(vi) Termination of Continuous Service. In the event that a Participant's Continuous Service terminates, the Participant may exercise his or her Stock Appreciation Right (to the extent that the Participant was entitled to exercise such Stock Appreciation Right as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the Stock Appreciation Right Agreement), or (B) the expiration of the term of the Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein or in the Stock Appreciation Right Agreement (as applicable), the Stock Appreciation Right shall terminate.

(e) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award that may be granted, may vest, or may be exercised based upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Board in its sole discretion. The maximum number of shares that may be granted to any Participant in a calendar year attributable to Performance Stock Awards described in this Section 7(e)(i) shall not exceed two hundred fifty thousand (250,000) shares of Common Stock. Any vesting or other benefit under a Performance Stock Award contingent upon the achievement of Performance Goals that have not been attained as of the date of termination of Continuous

Service, so that the Participant is not irrevocably entitled to the benefit at the time of his or her termination of Continuous Service, shall be forfeited at the time of termination unless otherwise determined by the Board. In addition, to the extent permitted by applicable law and the applicable Performance Stock Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award that may be granted upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Board in its sole discretion. The maximum value that may be granted to any Participant in a calendar year attributable to Performance Cash Awards described in this Section 7(e)(i) shall not exceed five million dollars ($5,000,000). The Board may provide for or, subject to such terms and conditions as the Board may specify, may permit a Participant to elect for, the payment of any Performance Cash Award to be deferred to a specified date or event. The Board may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property. In addition, to the extent permitted by applicable law and the applicable Performance Cash Award Agreement, the Board may determine that Common Stock authorized under this Plan may be used in payment of Performance Cash Awards, including additional shares in excess of the Performance Cash Award as an inducement to hold shares of Common Stock.

(f) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock may be granted either alone or in addition to Stock Awards provided for under Section 6 and the preceding provisions of this Section 7. Subject to the provisions of the Plan, the Board shall have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards. Notwithstanding the foregoing, no Other Stock Award shall vest prior to the third anniversary of the date that such Award was granted with the exception of Other Stock Awards that vest based on the satisfaction of Performance Goals.

8. Covenants of the Company.

(a) Availability of Shares. During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however,* that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

(c) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of employment or retirement, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(d) Compliance with Section 409A of the Code. To the extent that the Board determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Board determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Board may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (i) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (ii) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance, including without limitation any such regulations or other guidance that may be issued or amended after the Effective Date.

9. USE OF PROCEEDS FROM SALES OF COMMON STOCK.

Proceeds from the sale of shares of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10. MISCELLANEOUS.

(a) Corporate Action Constituting Grant of Stock Awards. Corporate action constituting an offer by the Company of Common Stock to any Participant under the terms of a Stock Award shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is actually received or accepted by the Participant.

(b) Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Stock Award unless and until such Participant has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

(c) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or other instrument executed thereunder or any Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(d) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(e) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (x) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (y) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(f) Withholding Obligations. To the extent provided by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Stock Award; (iii) withholding cash from an Award settled in cash; or (iv) by such other method as may be set forth in the Award Agreement.

(g) Electronic Delivery. Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet.

11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. If any change is made in, or other events occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company (each a "***Capitalization Adjustment***")), the Board shall appropriately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 4(a), (ii) the class(es) and number of securities subject to each outstanding stock award under the Terminated Plans that are added from time to time to the share reserve under the Plan pursuant to Section 4(a), (iii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 4(b), (iv) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 5(c), (v) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 10(i); and (vi) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase option may be repurchased by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided, however,* that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions shall apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the holder of the Stock Award or unless otherwise expressly provided by the Board at the time of grant of a Stock Award.

(i) Stock Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) may assume or continue any or all Stock Awards outstanding under the Plan or may substitute similar stock awards for Stock Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Stock Awards may be assigned by the Company to the successor of the Company (or the successor's parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of a Stock Award or substitute a similar stock award for only a portion of a Stock Award. The terms of any assumption, continuation or substitution shall be set by the Board in accordance with the provisions of Section 3.

(ii) Stock Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the "***Current Participants***"), the vesting of such Stock Awards (and, if applicable, the time at which such Stock Awards may be exercised) shall (contingent upon the effectiveness of the Corporate Transaction) be accelerated in full to a date prior to the effective time of such Corporate Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Stock Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction).

(iii) Stock Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Stock Awards or substitute similar stock awards for such outstanding Stock Awards, then with respect to Stock Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, the vesting of such Stock Awards (and, if applicable, the time at which such Stock Award may be exercised) shall not be accelerated and such Stock Awards (other than a Stock Award consisting of vested and outstanding shares of Common Stock not subject to the Company's right of repurchase) shall terminate if not exercised (if applicable) prior to the effective time of the Corporate Transaction; *provided, however,* that any reacquisition or repurchase rights held by the Company with respect to such Stock Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Stock Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event a Stock Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Stock Award may not exercise such Stock Award but will receive a payment, in such form as may be determined by the Board, equal in value to the excess, if any, of (A) the value of the property the holder of the Stock Award would have received upon the exercise of the Stock Award, over (B) any exercise price payable by such holder in connection with such exercise.

12. Termination or Suspension of the Plan.

(a) Plan Term. Unless sooner terminated by the Board pursuant to Section 3, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

13. Effective Date of Plan.

This Plan shall become effective on the Effective Date, but no Stock Award shall be exercised (or, in the case of a Stock Purchase Award, Stock Bonus Award, Stock Unit Award, or Other Stock Award shall be granted) under this Plan unless and until this Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date this Plan is adopted by the Board.

14. Choice of Law.

The law of the State of California shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of laws rules.

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Offices

Headquarters
Cymer, Inc.
17075 Thornmint Court
San Diego, CA 92127
United States
Tel: +1.858.385.7300
Fax: +1.858.385.7100
www.cymer.com

Cymer B.V.
European Headquarters
Planetenbaan 16-BG
3606 AK Maarssen
The Netherlands
Tel: +31.346.58.2000
Fax: +31.346.58.2002
europe@cymer.com

Cymer Japan, Inc.
Cosmos Motoyawata Bldg.
4-17-8, Minamiyawata
Ichikawa-shi
Chiba 272-0023 Japan
Tel: +81.47.393.5668
Fax: +81.47.393.5672
japan@cymer.com

Cymer Korea, Inc.
Eoyeon-Hansan
Industrial Park
833-1 Hansan-Ri,
CheongBook-Myeon
Pyungtaek, KyungKi-Do
Korea 451-833
Tel: +82.31.680.1500
Fax: +82.31.680.1510
korea@cymer.com

Cymer Semiconductor Equipment (Shanghai) Co., Ltd.
King Tower 806
No. 28, Xinjinqiao Rd.
Pudong, Shanghai 201206
China
Tel: +86.21.5032.6300
Fax: +86.21.5032.6301
china@cymer.com

Cymer Singapore Pte., Ltd.
51 Goldhill Plaza
#10-01
Singapore, 308900
Tel: +65.6259.9792
Fax: +65.6259.9036
singapore@cymer.com

Cymer Southeast Asia, Ltd.
3F, No. 49, Lane 2
Kuang-Fu Road, Sec. 2
Hsin-Chu, Taiwan, R.O.C.
Tel: +886.3.573.9960
Fax: +886.3.573.9961
taiwan@cymer.com



Directors

Robert P. Akins
Chairman and
Chief Executive Officer,
Cymer, Inc.

Charles J. Abbe
Former President and
Chief Operating Officer,
JDS Uniphase Corporation

Edward H. Braun
Chairman,
Veeco Instruments, Inc.

Michael R. Gaulke
Chairman and
Chief Executive Officer,
Exponent, Inc.

William G. Oldham, Ph.D.
Department of
Electrical Engineering
and Computer Science,
University of California, Berkeley

Peter J. Simone
Consultant

Young K. Sohn
Chief Executive Officer,
Inphi Corporation

Jon D. Tompkins
Former Chairman,
KLA-Tencor Corporation

Officers

Robert P. Akins
Chairman and
Chief Executive Officer

Edward J. Brown, Jr.
President and
Chief Operating Officer

Paul B. Bowman
Interim Chief Financial Officer,
Treasurer, Secretary and VP of
Investor Relations

Richard L. Sandstrom, Ph.D.
Senior Vice President and
Chief Technical Advisor

William Partlo, Ph.D.
Senior Vice President and
Chief Technical Officer

Rae Ann Werner
Vice President,
Corporate Controller
and Chief Accounting Officer

Additional Information

Independent Registered Public Accounting Firm
KPMG LLP
San Diego, CA

Counsel
Cooley Godward Kronish LLP
San Diego, CA

Transfer Agent and Registrar
American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
Tel: +1.800.937.5449

Direct Inquiries to:
Cymer Investor Relations
Tel: +1.858.385.6096
+1.858.385.6097
Fax: +1.858.385.6090
Email: investorinfo@cymer.com

Designed by Curran & Connors, Inc. / www.curran-connors.com

CYMER®
17075 Thornmint Court
San Diego, CA 92127
United States
Tel +1.858.385.7300
Fax +1.858.385.7100
www.cymer.com

This is a Greener Annual Report.
Cymer is committed to reducing its impact on the environment. By producing our report this way, we lessened the impact on the environment in the following ways:

Realized Savings:

2 TREES PRESERVED FOR THE FUTURE

5 LBS. WATERBORNE WASTE NOT CREATED

86 LBS. SOLID WASTE NOT GENERATED

170 LBS. GREENHOUSE GASES PREVENTED

781 GAL. WASTEWATER FLOW SAVED

1,301,562 BTUS OF ENERGY NOT CONSUMED

Environmental impact estimates for savings pertaining to the use of post consumer recycled fiber share the same common reference data as the Environmental Defense Fund paper calculator, which is based on research done by the Paper Task Force, a peer-reviewed study of the lifecycle environmental impacts of paper production and disposal.